As filed with the Securities and Exchange Commission on December 26, 2000
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-4
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Silverline Technologies Limited
(Exact name of registrant as specified in its charter)

Republic of India (State or other jurisdiction of incorporation or organization)	7371 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification No.)

Silverline Technologies Limited
Unit 121, SDF IV,
SEEPZ, Andheri (East)
Mumbai (Bombay) 400096
India
011-91-22-829-1950

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shankar Iyer
Silverline Technologies, Inc.
Silverline Corporate Plaza
53 Knightsbridge Road, Piscataway, NJ 08854
(732) 457-0200

Copies to:
RAJIV KHANNA Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 (212) 801-9268	JAMES E. ABBOTT Carter, Ledyard & Milburn 2 Wall Street New York, New York 10005 (212) 732-3200

          Approximate date of commencement of proposed sale of the securities to the public:     Upon consummation of the merger referred to herein.

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee

Equity Shares, par value Rs. 10 each, represented by one-half of an American Depositary Share(1)	6,181,309 shs.(2)	$6.9714286	$43,092,554(4)	$10,774
Equity Shares, par value Rs. 10 each, represented by one-half of an American Depositary Share(1)	1,400,000 shs.(3)	$6.9714286	9,760,000(5)	2,440

Totals	7,581,309 shs.		$52,852,554	$13,214

(1)	American Depositary Shares (“ADSs”), each representing two Equity Shares, have been registered on a separate Registration Statement on Form F-6 (Registration No. 333-12000).
(2)
Represents the estimated maximum number of Equity Shares of the registrant which may be issued to the holders of the common stock of SeraNova, Inc. (“SeraNova”) in connection with the merger and related transactions described herein, based on the exchange ratio in the merger of 0.35 of an ADS for each of 17,660,883 shares of SeraNova common stock. Includes 52,500 Equity Shares which may be issued in connection with or after the merger upon the exercise of currently outstanding warrants to purchase 150,000 shares of the common stock of SeraNova.

(3)
Represents the estimated maximum number of Equity Shares of the registrant which may be issued to the holders of the 6% Series A convertible preferred stock of SeraNova in connection with the merger described herein, assuming that all shares of the preferred stock are converted into SeraNova common stock immediately before the merger at a conversion rate of one share of common stock for each $2.00 of stated value of the preferred stock.

(4)
Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act of 1933, the proposed maximum aggregate offering price for the SeraNova common stock is equal to 17,660,883 (the maximum number of shares of SeraNova common stock to be converted in the merger and upon exercise of the warrants referred to in footnote (2), multiplied by the average ($2.44) of the high and low prices of a share of SeraNova common stock as quoted on the Nasdaq National Stock Market on December 20, 2000.

(5)
Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act of 1933, the proposed maximum aggregate offering price for the SeraNova 6% Series A convertible preferred stock is equal to 4,000,000 (the estimated maximum number of shares of SeraNova common stock issuable upon conversion of the preferred stock immediately prior to the merger) multiplied by the average ($2.44) of the high and the low sales prices of a share of SeraNova common stock as quoted on the Nasdaq National Stock Market on December 20, 2000.]

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROXY STATEMENT/PROSPECTUS
MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT.

SeraNova, Inc.
499 Thornall Street
Edison, NJ 08837

                 , 2001

Dear SeraNova Shareholder:

          We are pleased to present a proposal for the acquisition of your company by Silverline Technologies Limited.

          Silverline is an international software solutions provider with more than 12 years of industry experience, over 1,650 software professionals globally and a strong offshore delivery model with ISO 9001 and SEI CMM Level 4 certified facilities in the United States, India, Canada, the U.K., Germany, Hong Kong, Japan and Egypt and revenues of over $129 million for the trailing twelve months ended September 30, 2000. Silverline provides solutions to Fortune 500 companies as well as major corporations throughout the world.

          The proposed acquisition will create one of the largest global services companies, operating with an offshore delivery model, to provide software information technology services and e-business solutions. The combined entity will offer a wide range of value-added services such as strategic consulting, e-business services and high-end application development. The board of directors of SeraNova views the acquisition as a natural evolution of our stated strategy of migrating our business towards an offshore execution model. By combining forces with Silverline, we will be able to offer expanded services to existing clients and broad-based information technology services to new clients, both onshore and offshore.

          You are cordially invited to attend a special meeting of shareholders on                   ,                  , 2001, at 10:00 a.m., local time, at [             ]. At the special meeting, we will ask you to vote on the merger of SeraNova with a wholly-owned subsidiary of Silverline. In the merger, you will receive 0.35 of an American depositary share (or an “ADS”) of Silverline for each share of SeraNova common stock that you own. One ADS of Silverline represents two of its equity shares. You will receive cash for any fraction of an ADS which you would otherwise receive in the merger. Silverline ADSs are listed on the New York Stock Exchange under the trading symbol “SLT”. On                 , 2001, the closing price for a Silverline ADS was $[              ].

          Only shareholders who hold shares of SeraNova common stock of record at the close of business on                  , 2001 will be entitled to vote at the special meeting.

          The merger has been structured with the intent that you will not recognize any gain or loss for U.S. Federal income tax purposes on your receipt of Silverline ADSs in exchange for your SeraNova common stock. You will find a detailed analysis of the material Federal income tax consequences of the merger in this proxy statement/prospectus.

          We cannot complete the merger unless the agreement and plan of merger—Annex A to this proxy st atement/prospectus—is approved by holders of a majority of the votes cast by the holders of SeraNova common stock entitled to vote.

          Four executive officers and directors of SeraNova, including myself, have entered into an agreement with Silverline in which we have granted to Silverline representatives an irrevocable proxy to vote our shares of SeraNova stock for approval of the amended and restated agreement and plan of merger and against any other proposal for any recapitalization, merger, sale of assets or other business combination between SeraNova and any other person or entity. On the record date for the special meeting, we in the aggregate owned and were entitled to vote about 22.07% of the outstanding SeraNova common stock.

           Please review carefully this entire proxy statement/prospectus. You should especially consider the “Risk Factors” beginning on page 15 of this proxy statement/prospectus before voting.

          Punk, Ziegel & Company, L.P., SeraNova’s financial advisor, has delivered to the board of directors its opinion dated October 27, 2000, to the effect that, based upon and subject to certain assumptions made, matters considered and limitations on the review undertaken, as of the date of such opinion, the consideration to be received by the holders of SeraNova common stock pursuant to the agreement and plan of merger is fair, from a financial point of view, to such holders. The opinion of Punk, Ziegel & Company, L.P. is included in this proxy statement/prospectus as Annex B and should be carefully read in its entirety by all shareholders.

          After careful consideration, SeraNova’s board of directors has unanimously approved the agreement and plan of merger, has unanimously determined that the merger is fair to you and in your best interests and unanimously recommends that you vote for the approval of the agreement and plan of merger.

          Please complete, sign and return your proxy card. Do not send to us any SeraNova stock certificates at this time. Thank you for your cooperation.

Sincerely,

/S / RAJKUMAR KONERU

Rajkumar Koneru
Chairman, Chief Executive Officer and President

          Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the Silverline ADSs or equity shares to be issued in connection with the merger, or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          This proxy statement/prospectus is dated                  , 2001, and is first being mailed to shareholders of SeraNova on or about                  , 2001.

SeraNova, Inc.
499 Thornall Street
Edison, NJ 08837

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON                  , 2001

To the Shareholders of SeraNova, Inc.:

          We will hold a special meeting of the shareholders of SeraNova, Inc., a New Jersey corporation (or “ SeraNova”), on                  , 2001, at 10:00 a.m., local time, at                                         to consider and vote upon a proposal to approve an agreement and plan of merger dated as of October 27, 2000, among Silverline Technologies Limited, an India corporation (“Silverline”), Silverline Acquisition Corp., Silverline Technologies, Inc. and SeraNova.

          Under the agreement and plan of merger, SeraNova will become a wholly-owned subsidiary of Silverline, and each outstanding share of SeraNova common stock will be converted into the right to receive 0.35 of an American depositary share of Silverline. Each whole American depositary share represents two equity shares of Silverline.

          We will transact no other business at the special meeting.

          Only holders of record of shares of SeraNova common stock at the close of business on                   , 2001, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of it.

          We cannot complete the merger unless the amended and restated agreement and plan of merger is approved by receiving the affirmative vote of a majority of the votes cast by the holders of the SeraNova common stock outstanding on the record date.

          For more information about the merger, please review the attached proxy statement/prospectus and the amended and restated agreement and plan of merger attached as Annex A to the proxy statement/prospectus.

          Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope. You may vote in person at the special meeting, even if you previously returned a proxy card.

          Please do not send us any stock certificates at this time.

BY ORDER OF THE BOARD OF DIRECTORS

/S / DAVID ROGERS
Secretary

Edison, New Jersey
                 , 2001

          You should rely only on the information contained in this proxy statement/prospectus when considering whether to approve the agreement and plan of merger. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering ADSs in any jurisdiction where offers and sales are not permitted. You should not assume that the information provided by this proxy statement/prospectus is accurate as of any date other than the date on the front cover of this proxy statement/prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          There are forward-looking statements in this proxy statement/prospectus that relate to future results of operations, plans, objectives, expectations and intentions of Silverline and SeraNova. These statements are based on a number of assumptions and estimates which are subject to significant uncertainties, many of which are beyond our control. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “would”, “could”, “will”, “expect”, “intend”, “continue”, “anticipate”, “ predict”, “estimate” or similar expressions. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described in “Risk Factors” and elsewhere in this proxy statement/prospectus.

          Readers are cautioned not to place undue reliance on these forward-looking statements which reflect our views only as of the date of this proxy statement/prospectus. Silverline and SeraNova undertake no obligation to update such statements or publicly release the result of any revisions to these forward-looking statements which we may make to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

EXCHANGE RATES

          The presentation of Silverline’s net income in Indian rupees or U.S. dollars can be significantly affected by movements in currency exchange rates, in particular the movement of the Indian rupee against the U.S. dollar. See “Risk Factors—Silverline’s results of operations may be materially adversely affected if the Indian rupee appreciates against the U.S. dollar”, “—The trading price of the ADSs may be materially adversely affected by exchange rate fluctuations between the U.S. dollar and the Indian rupee”, and “Silverline’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

          The table below provides the following information for the periods indicated concerning the number of Indian rupees for which one U.S. dollar could be exchanged:

•	the noon buying rate at each period end;

•	the average of the noon buying rates on the last day of each month during the period;

•	the high noon buying rate during the period; and

•	the low noon buying rate during the period.

Year	Period end	Average	High	Low
1995	Rs. 35.18	Rs. 32.51	Rs. 35.18	Rs. 31.38
1996	35.95	35.53	36.46	34.35
1997	39.30	36.53	39.30	35.72
1998	42.52	41.43	42.65	38.80
1999	43.51	43.20	43.59	42.50
2000
First Quarter	43.65	43.63	43.75	43.55
Second Quarter	44.70	44.17	44.85	43.63
Third Quarter	46.06	45.53	46.45	44.69
Fourth Quarter (through December 21)	46.74	46.68	46.95	46.10

          These rates are provided solely for your convenience and are not necessarily the exchange rates, if any, used by Silverline in the preparation of the financial statements or other information included elsewhere in this proxy statement/prospectus. The noon buying rate is the U.S. dollar buying rate in the City of New York for cable transfers in Indian rupees at noon as certified for customs purposes by the Federal Reserve Bank of New York.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:    Why is SeraNova being acquired by Silverline?

A:    This is an excellent opportunity for SeraNova to join and become part of what will be one of the largest global services companies that operates with an offshore execution model, which is ISO 9001 and SEI CMM Level 4 certified. This will enable SeraNova to offer expanded broad based information technology services to clients, both onshore and offshore. The combined entity will offer a wide range of value-added services such as strategic consulting, e-business services and high-end application development.

Q:    What will I receive in the merger?

A:    If the merger is completed, you will receive 0.35 of an American depositary share (or “ADS”) of Silverline for each share of SeraNova common stock that you own, and cash for any fractional ADS you would otherwise receive in the merger. Each whole ADS represents two equity shares of Silverline.

Q:    Why is the SeraNova board of directors recommending that I vote for approval of the amended and restated agreement and plan of merger?

A:    After considering the support for the merger from its two non-employee directors and the other reasons set forth on pages     to      of this proxy statement/prospectus, your board of directors unanimously believes that the terms of the amended and restated agreement and plan of merger are fair to, and in the best interests of, SeraNova and its shareholders.

Q:    What if the merger is not completed?

A:    It is possible the merger will not be completed. That might happen if, for example, SeraNova’s shareholders or Silverline shareholders do not approve the agreement and plan of merger. Should the merger not be completed, none of Silverline, SeraNova or any other person is under any obligation to make or consider any alternative proposal regarding the acquisition of SeraNova. It is therefore possible that SeraNova would continue indefinitely as an independent company.

Q:    What else will happen at the special meeting?

A:    No other matters can come before the special meeting. SeraNova’s by-laws provide that business transacted at a special meeting shall be confined to the purpose or purposes stated in the notice calling such meeting.

Q:    What do I need to do now?

A:    After carefully reading and considering the information contained in this proxy statement/prospectus, please complete, sign and date your proxy card and return it in the enclosed return envelope as soon as possible so that your shares may be represented and voted at the special meeting. If you sign, date and send in your proxy and do not indicate how you want to vote, we will count your proxy as a vote for approval of the amended and restated agreement and plan of merger. You may attend the special meeting and vote your shares in person, rather than signing and mailing your proxy card.

Q:    Who may vote at the special meeting?

A:    All holders of record of SeraNova common stock as of the close of business on           , 2001 may vote. You are entitled to one vote for each share of SeraNova common stock that you own on the record date.

Q:    May I change my vote after I have mailed my signed proxy card?

A:    Yes. You may change your vote in one of three ways before your proxy is voted at the special meeting. First, you may send a written notice stating that you revoke your proxy. Second, you may complete and submit a new proxy bearing a later date. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the Secretary of SeraNova at the address set forth in the answer to the last question below. Third, you may attend the special meeting and vote in person.

Q:    If my SeraNova shares are held in “street name” by my broker, will my broker vote my shares for me?

A:    Your broker will not be able to vote your shares without instructions from you. You should instruct your broker how to vote your shares following the directions provided by your broker. Failure to instruct your broker to vote your shares will not affect the outcome of the vote on the agreement and plan of merger so long as a quorum is present in person or by proxy at the special meeting.

Q:    Will the Silverline American depositary shares issued in the merger be listed on the New York Stock Exchange?

A:    Yes. Silverline American depositary shares are currently listed on the New York Stock Exchange under the symbol “SLT”. The Silverline American depositary shares issued in the merger will be listed on the exchange and initially will trade under the symbol “SLT-d”.

Q:    What are the tax consequences of the merger to SeraNova shareholders?

A:    The exchange of SeraNova common stock for Silverline American depositary shares in the merger is intended to be a tax-free transaction for federal income tax purposes for SeraNova shareholders, except to the extent that they receive any cash instead of fractional Silverline American depositary shares.

Q:    Should I send in my stock certificates now?

A:    No. After the merger has been completed, you will receive written instructions for exchanging your SeraNova stock certificates for Silverline ADSs. PLEASE DO NOT SEND IN YOUR SERANOVA STOCK CERTIFICATES WITH YOUR PROXY CARD.

Q:    When do you expect the merger to be completed?

A:    We are working to complete the merger as quickly as possible after the special meeting. We expect to complete the merger during the first calendar quarter of 2001.

Q:    What rights do I have if I oppose the merger?

A:    If the shareholders of SeraNova approve the merger and it becomes effective, you will not have any rights except to accept Silverline ADSs in exchange for your SeraNova shares. Shareholders of SeraNova will have no rights under New Jersey law to dissent from the agreement and plan of merger and to obtain a court-determined cash payment of their shares’ “fair value.”

Q:    Who can answer my questions?

A:    If you have any questions about the merger or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Ravi Singh, the Chief Financial Officer of SeraNova, at 499 Thornall Street, Edison, New Jersey 08837, telephone (732) 362-1601.

SUMMARY

          This summary, together with the preceding Questions and Answers section, highlights selected information from this proxy statement/prospectus but may not contain all the information that may be important to you. For a more complete understanding of the merger, you should carefully read this entire proxy statement/prospectus and the other documents to which we refer you. In particular, you should read the documents annexed to this proxy statement/prospectus, including the agreement and the plan of merger which is attached as Annex A. The amended and restated agreement and the plan of merger is incorporated by reference into this proxy statement/prospectus. Also, see “Where You Can Find More Information” on page     . We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

General

The Merger (page     )

          We are proposing a merger in which Silverline Acquisition Corp., a wholly-owned subsidiary of Silverline, will merge into SeraNova and will cease to exist, and SeraNova will remain as the surviving corporation. After the merger, SeraNova will be a wholly-owned subsidiary of Silverline.

What You Will Receive in the Merger (Page     )

          In the merger, you will receive 0.35 of an American depositary share (or an ADS) of Silverline for each share of SeraNova common stock that you own. Each whole ADS of Silverline represents two equity shares of Silverline. You will receive cash for any fractional ADS that you would otherwise receive in the merger.

Ownership of Silverline Following the Merger

          Based on the number of currently outstanding shares of SeraNova common and preferred stock, we anticipate that SeraNova shareholders will receive approximately 7,580,000 ADSs of Silverline in the merger. Based on that number and on the number of currently outstanding equity shares of Silverline, following the merger, former SeraNova shareholders will own (through their holding the ADSs) approximately 17% of the outstanding equity shares of Silverline.

Material United States Federal Income Tax Consequences of the Merger (Page     )

          The merger is intended to qualify as a reorganization within the meaning of the Internal Revenue Code of 1986. It is a condition to the completion of the merger that SeraNova receive an opinion from its counsel, Carter, Ledyard & Milburn, stating that the merger will qualify as a reorganization within the meaning of Section 368(a) the Internal Revenue Code. If the merger so qualifies, you will not recognize gain or loss for United States federal income tax purposes solely as a result of the exchange of your SeraNova stock for Silverline ADSs in the merger, except for any cash received in lieu of a fractional ADS of Silverline.

          Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. We urge you to consult your own tax advisers for a full understanding of the specific tax consequences of the merger to you.

Interests of SeraNova Directors and Management in the Merger (Page     )

          SeraNova shareholders should note that a number of directors and officers of SeraNova have interests in the merger that are different from, or in addition to, those of a shareholder generally. At the effective time of the merger, each outstanding SeraNova employee and director stock option will become an option to purchase Silverline ADSs in a number and at an exercise price adjusted to reflect the exchange ratio of SeraNova common stock into Silverline ADSs in the merger. As a result of the change in control arising from the merger, unvested options for an aggregate of 855,588 shares of SeraNova common stock held by executive officers and directors will vest immediately. Such options would have otherwise vested over a period of three years from the dates of grant. Further, if we complete the merger, indemnification arrangements for its current directors and officers will be continued, and it is anticipated that certain executive officers of SeraNova will continue as employees of SeraNova under their existing employment contracts with SeraNova.

No Appraisal Rights (Page     )

          Pursuant to of the New Jersey Business Corporation Act, if the merger becomes effective, those shareholders of SeraNova who vote against the merger will not have any right of dissent to have their shares appraised by a court and to be paid such appraised “fair value” in cash.

Recommendation of the SeraNova Board of Directors (Page     )

          The SeraNova board of directors believes that the terms of the merger and the amended and restated agreement and plan of merger are fair to, and in the best interests of, SeraNova and its shareholders and unanimously recommends that the shareholders vote “for” approval of the amended and restated agreement and plan of merger.

The Companies (Page     )

          To review the background and reasons for the merger in greater detail, as well as certain risks related to the merger, see pages      to      and      to     .

SERANOVA, INC.
499 Thornall Street
Edison, New Jersey 08837
Telephone: (732) 362-1601

          SeraNova provides Internet professional services to businesses. SeraNova’s services enable its clients to combine the scope and efficiencies of the Internet with their existing business processes. SeraNova designs and implements Internet-based software applications that help companies manage procurement, sell products and services, provide customer service, conduct supplier transactions and communicate with their employees over the Internet. SeraNova’s services include strategy consulting, creative design, technology implementation and maintenance of Internet-based software applications. In all of SeraNova’s client engagements, SeraNova applies its Time-to-Market Approach and its proprietary methodology, to deliver these services. SeraNova focuses on five industry markets—financial services, telecommunications, automotive technology and healthcare.

          SeraNova was incorporated in New Jersey under the name Infinient, Inc. on September 9, 1999 as a wholly-owned subsidiary of Intelligroup, Inc. Effective January 1, 2000, Intelligroup contributed the assets and liabilities of its Internet solutions group—including SeraNova India which commenced operations in October 1999, the capital stock of Network Publishing, Inc. and the capital stock of the Azimuth Companies—to SeraNova. Intelligroup had acquired the Azimuth Companies in a transaction accounted for as a pooling of interests and had acquired Network Publishing, Inc. through a purchase acquisition. SeraNova began operations in India in October 1999 and the United Kingdom in November 1999.

           On July 5, 2000, Intelligroup distributed to its shareholders all the shares of SeraNova common stock then outstanding. For each share of Intelligroup common stock held by an Intelligroup shareholder, one share of SeraNova common stock was issued.

SILVERLINE TECHNOLOGIES LIMITED
Unit 121, SDF IV,
SEEPZ, Andheri (East)
Mumbai (Bombay) 400096
India
Telephone: 011-91-22-829-1950

          Silverline is an India based provider of information technology services. Silverline provides consulting services for customized projects, architects and implements open client server systems, performs offshore development, maintenance and support, and re-engineers and maintains legacy systems. Silverline specializes in providing e-business solutions, customer relationship management, legacy transformation, and application development, maintenance and outsourcing. Silverline’s clientele consists of companies worldwide in the fields of telecommunications, financial services, healthcare, education and other fields.

Recent Developments—Silverline

•
In April 2000, Silverline’s wholly-owned subsidiary Silverline Technologies, Inc. acquired CIT Canada, a software development firm in Toronto, Canada, for approximately $4.2 million in cash. The firm had approximately $3.1 million in annual revenues and 70 employees as of December 31, 1999.

•
As of September 2000, Silverline had invested $30.2 million in Silverline Technologies, Inc. for expansion of its sales and marketing operations and to meet the working capital requirements for the expanded scope of the business. On September 30, 2000, Silverline Technologies, Inc. issued 32,681 shares of its common stock to Silverline Technologies Limited.

•
In September 2000, Silverline Technologies, Inc. acquired Megasys Software Services Inc., an information technology services provider based in Columbus, Ohio for $6.22 million. Megasys had approximately $10 million in annual revenues as of December 1999 and 149 employees.

•	Silverline Technologies, Inc. invested $5 million for a 36% interest in Expo 24-7.com, a U.K. based company, and $6.5 million for a 15% interest in Unified Herbal, a U.K. based company.

•
In October 2000, Silverline acquired its second largest customer, Sky Capital International Ltd., a Hong Kong based information technology consulting company, for $22 million in cash. The company had $24.3 million in revenues for the year ended June 30, 2000 and 100 professionals as of June 30, 2000.

•
Silverline has finalized an investment and a strategic alliance agreement with TIS Worldwide, Inc. (or “TIS”), an e-business solutions integrator that specializes in delivery of Internet-based applications to help corporations increase and improve customer services. Silverline has agreed to invest $12.5 million for a 6% interest in TIS. Silverline will be TIS’s exclusive Indian supplier for all software development services for a period of three years. This investment is subject to Indian regulatory approvals. TIS has operations in 10 offices with over 600 professionals.

Market Price and Dividend Information (Page     )

          Silverline ADSs are listed on the New York Stock Exchange under the symbol “SLT”. On October 26, 2000, the last full trading day prior to the public announcement of the proposed merger, the last reported sale price of one Silverline ADS, as reported for New York Stock Exchange composite transactions, was $15.875. On                 , 2000, the last day for which information was available prior to the date of this proxy statement/prospectus, the last reported sale price of one Silverline ADS, as reported for New York Stock Exchange composite transactions, was $            .

          SeraNova common stock is listed on the Nasdaq National Stock Market under the symbol “SERA.” On October 26, 2000, the last full trading day prior to the public announcement of the proposed merger, the last reported sale price of one share of SeraNova common stock as quoted on the Nasdaq Stock Market was $4.4375. On                  , 2000, the last day for which information was available prior to the date of this proxy statement/prospectus, the last reported sale price of one share of SeraNova common stock, as quoted on the Nasdaq Stock Market, was $         .

          Public companies in India typically pay cash dividends annually. In 2000, Silverline declared and paid a cash dividend of 1.75 rupees per equity share (approximately US$0.04) for the financial year ended March 31, 2000. SeraNova has never paid dividends to its shareholders. Dividends payable on the ADSs received in the merger will have their dividends prorated.

The Special Meeting (Page     )

          The special meeting of SeraNova shareholders will be held at [address] at 10:00 a.m., local time, on                  , 2001. At the special meeting, the shareholders will be asked to approve the amended and restated agreement and plan of merger among Silverline Technologies Limited, Silverline Acquisition Corp., Silverline Technologies, Inc. and SeraNova.

Record Date; Voting Power (Page     )

          SeraNova shareholders are entitled to notice of, and to vote at, the special meeting if they held shares of SeraNova common stock of record as of the close of business on                     , 2001, the record date.

          On the record date, there were           shares of SeraNova common stock outstanding. Shareholders will have one vote at the special meeting for each share of SeraNova common stock that they owned of record on the record date.

Vote Required

          The affirmative vote of a majority of the votes cast by the holders of the shares of the SeraNova common stock outstanding on the record date is required to approve the agreement and plan of merger.

          On the record date, 3,869,541 shares of SeraNova common stock, or about 22.1% of those outstanding, were held by directors and executive officers of SeraNova, and they have advised SeraNova that they intend to vote all their shares in favor of approval of the agreement and plan of merger. In addition, four directors and executive officers of SeraNova—Rajkumar Koneru, Nagarjun Valluripalli, Ravi Singh and Rajan Nair—have entered into an agreement with Silverline in which they have granted an irrevocable proxy to Silverline representatives to vote their shares of SeraNova stock for approval of the agreement and plan of merger and against any other proposal for any recapitalization, merger, sale of assets or other business combination between SeraNova and any other person or entity. On the record date for the special meeting, these shareholders in the aggregate owned 3,863,941 shares of SeraNova common stock, or about 22.07% of those outstanding. This agreement also provides that these shareholders may not sell on the New York Stock Exchange the Silverline ADSs they receive in the merger for a period of one year from the effective date of the merger without Silverline’s written consent.

The Merger (Page     )

          The amended and restated agreement and plan of merger is attached as Annex A to this proxy statement/prospectus. We encourage you to read the entire agreement and plan of merger. It is the principal document governing the merger.

Conditions to the Merger (Page     )

          Silverline and SeraNova will complete the merger only if several conditions are satisfied or are waived by them, including the following:

•	SeraNova must obtain the necessary shareholder approval for the agreement and plan of merger.

•
Silverline must obtain the approval of the agreement and plan of merger by the holders of 75% of its equity shares at an extraordinary general meeting of Silverline shareholders scheduled to be held on                 , 2001. Three shareholders of Silverline holding in the aggregate about 31.5% of the outstanding Silverline equity shares have granted to SeraNova an irrevocable proxy to vote their equity shares in favor of the agreement and plan of merger.

•
No laws shall have been adopted or promulgated, and no temporary restraining order, injunction or other order issued by a court or other governmental entity is in effect, that would make the merger illegal or otherwise prohibit consummation of the merger.

•	The waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have been terminated or shall have expired.

•
No stop order shall have been issued by the Securities and Exchange Commission suspending the effectiveness of Silverline’s Form F-4 registration statement of which this proxy statement/prospectus is a part, and no proceedings for that suspension shall have been initiated or threatened by the SEC.

•	Each of Silverline and SeraNova must obtain all required approvals from the Reserve Bank of India and other regulatory authorities in India in order to consummate the merger.

•
Each of the representations and warranties of SeraNova and Silverline in the agreement and plan of merger must be true and correct as of the closing date of the merger except to the extent a representation or warranty is expressly made as of an earlier date.

•
Each of Silverline and SeraNova must have performed or complied in all material respects with all its material agreements and covenants in the agreement and plan of merger at or prior to the closing date.

•
Silverline must receive from Deloitte & Touche LLP on the closing date of the merger a written opinion in form reasonably acceptable to Silverline stating that: (1) the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, (2) Silverline and SeraNova will each be a “party” to that reorganization within the meaning of Section 368(b) of the Code, and (3) the issuance of the Silverline ADSs to the holders of the SeraNova common stock in the merger will not result in Silverline’s recognizing an amount of income or gain and/or being subject to an amount of tax that is reasonably likely to have a material adverse effect on Silverline.

•
SeraNova must receive from Carter, Ledyard & Milburn, counsel to SeraNova, on the closing date, a written opinion in form and substance reasonably acceptable to Silverline stating that: (1) the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code (or “Code”), (2) SeraNova and Silverline will each be a “party” to that reorganization within the meaning of Section 368(b) of the Code, and (3) the Silverline ADSs received in the merger by holders of SeraNova common stock is properly permitted to be received under Section 354 of the Code without the recognition of gain.

•	Since the date of the agreement and plan of merger, there shall not have been any material adverse change in SeraNova or Silverline.

•
Each of Rajan Nair, the chief operating officer of Sera Nova, and Ragu Rajagopal, the chief executive officer of SeraNova India, shall have entered into employment retention agreements, in form and substance reasonably satisfactory to Silverline.

•
The representations and warranties of certain directors and officers of SeraNova in support of the tax-free treatment of SeraNova’s spin-off from Intelligroup will be true and correct as of the closing date of the merger.

Termination of the Agreement and Plan of Merger (Page     )

          The agreement and plan of merger may be terminated and the merger abandoned at any time before the merger, whether before or after approval of the agreement and plan of merger by the shareholders of SeraNova:

•	by mutual consent of Silverline and SeraNova;

•	by Silverline or SeraNova if the merger has not been completed by July 31, 2001;

•
by SeraNova or Silverline if (1) any governmental entity shall have issued an order, decree or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the agreement and plan of merger, and such order, decree, ruling or to take any other action shall have become final and nonappealable, or (2) any governmental entity shall have failed to issue an order, decree or ruling or to take any other action which is necessary to fulfill the condition that the waiting period under the Hart-Scott-Rodino Act shall have been terminated or shall have expired, and such failure shall have become final and nonappealable;

•	by SeraNova or Silverline if the approval by the shareholders of SeraNova or Silverline required for the consummation of the merger shall not have been obtained;

•	by SeraNova in certain circumstances where an acquisition proposal superior to the merger with Silverline is made by a third party; o r

•
by Silverline or SeraNova if the other has materially breached any of its obligations under the agreement and plan of merger, unless the breach is cured within 45 days after Silverline or SeraNova receive a notice of breach from the other.

          The agreement and plan of merger provides that SeraNova will pay Silverline a termination fee of $4 million in certain circumstances if:

•
the amended and restated agreement and plan of merger is terminated after a competing proposal or offer is made to acquire at least 20% of the assets of SeraNova and its subsidiaries or at least 20% of the combined voting power of the shares of SeraNova common stock, or after a competing proposal is made to involve SeraNova or any of its subsidiaries in a merger, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction in which the other party to the transaction or its stockholders would own at least 20% of the combined voting power of the party entity resulting from any such transaction, and

•
within twelve months of such termination, SeraNova or any of its subsidiaries enters into an agreement with respect to, or approves or consummates, a proposal to acquire at least 50% of the assets of SeraNova and its subsidiaries or at least 50% of the combined voting power of the shares of SeraNova common stock, or a proposal involving SeraNova or any of its subsidiaries in a merger, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction in which the other party to the transaction or its stockholders will own at least 40% of the combined voting power of the parent entity resulting from any such transaction.

Regulatory Approvals

U.S. Regulatory Approvals

          Silverline and SeraNova have furnished information and materials concerning themselves and the proposed merger to the Antitrust Division of the United States Department of Justice and to the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the required waiting period will terminate on January 15, 2001, unless terminated on an earlier date by the Antitrust Division or the FTC, or unless Silverline or SeraNova previously will have received a request for additional information. However, the Antitrust Division and the Federal Trade Commission still have the power to challenge the merger on antitrust grounds before or after the merger is completed.

Indian Regulatory Approvals

          Silverline has applied to the Reserve Bank of India:

•	for approval of the ADR share swap transaction under the provisions of the Foreign Exchange Management (Transfer or Issue of a Foreign Security) Regulations, 2000.

•
under the provisions of the Foreign Exchange Management (Transfer or Issue of Security By a Person Resident Outside India) Regulations, 2000 for certain clarifications with regard to its proposed issue of ADR-linked stock options to the employees of SeraNova.

          Silverline has also applied to the Securities and Exchange Board of India for:

•
for exemption from the applicability of certain provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, including the provision requiring a minimum one-year vesting period from the date of the grant of the option, for its proposed issue of ADS-linked stock options to the employees of SeraNova.

•
requesting it for certain clarifications with regard to the non-applicability of certain provisions of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 to the proposed issue of ADSs to the shareholders of SeraNova and the shares underlying the ADSs to the depositary.

          In addition, Silverline will need to apply to the Department of Company Affairs requesting it to confirm that the provisions of the Indian Companies Act, 1956 which make it mandatory for a company making a public offering to distribute a prospectus within India do not apply to it in connection with the proposed merger.

          No other material regulatory requirements remain to be complied with, and no other material regulatory approval must be obtained, in connection with the merger.

No Solicitation of Alternative Transactions (Page     )

          The agreement and plan of merger provides in general that SeraNova will not, and will not authorize or permit any officer, director, employee or other adviser or representative of SeraNova to solicit, initiate or knowingly encourage, or participate in any discussion or negotiation regarding, any acquisition proposal other than the proposal contemplated by the agreement and plan of merger.

Accounting Treatment (Page     )

          The merger will be accounted for under the “purchase” method of accounting in accordance with accounting principles generally accepted in the United States of America. Silverline expects the purchase price to exceed the fair value of the identifiable tangible and intangible assets of SeraNova. Such excess will be allocated to goodwill.

Tax Consequences (Page     )

          The exchange of SeraNova common stock for Silverline ADSs in the merger will be a tax-free transaction for federal income tax purposes for SeraNova shareholders, except to the extent that they receive any cash instead of fractional Silverline ADSs.

Expenses (Page     )

          Silverline and SeraNova will each pay its own expenses incurred in connection with the agreement and plan of merger and the transactions therein contemplated, whether or not the merger is consummated, except that all printing and mailing expenses, SEC filing fees relating to this proxy statement/prospectus and the Form F-4 Registration Statement of which it is a part, and filing fees ($13,200) for the pre-merger notification and report forms filed pursuant to the Hart-Scott-Rodino Act ($45,000), will be divided equally between Silverline and SeraNova.

SUMMARY OF SERANOVA’S UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

          SeraNova has entered into agreements with Intelligroup that became effective January 1, 2000. Under these agreements, Intelligroup is continuing to provide SeraNova with certain general and administrative functions on a fee basis. SeraNova believes that, temporarily, these agreements are the most cost efficient and least disruptive way to maintain the administrative support services SeraNova requires.

          The pro forma statement of operations for the year ended December 31, 1999 below adjusts the results of operations as if the agreements with Intelligroup had been effective during 1999. The pro forma amounts are presented for informational purposes only. The pro forma financial data is not necessarily indicative of SeraNova’s results of operations.

SeraNova, Inc. and Affiliates

Unaudited Pro Forma Combined Statement of Operations
for the Year Ended December 31, 1999
(in thousands, except per share data)

	Historical SeraNova, Inc.	Pro forma adjustments				Pro forma
Revenues	$39,795					$39,795
Cost of sales	22,475					22,475

Gross profit	17,320					17,320

Selling, general and administrative expenses	17,605	$(803	)(1)	$ 1,162	(2)	17,964 (3)
Depreciation and amortization	1,131					1,131

Total operating expenses	18,736	(803)		1,162		19,095

Operating loss	(1,416)	803		(1,162)		(1,775)
Other income (expense), net	(80)			(288	)(4)	(368)

Loss before income taxes	(1,496)	803		(1,450)		(2,143)
Benefit for income taxes	(235)					(235)

Net loss	$(1,261)	$803		$(1,450)		$(1,908)

Unaudited pro forma net loss per common share—basic and diluted	$ (0.08)					$ (0.11)

Shares used in per share calculation of unaudited pro forma net loss—basic and diluted	16,629					16,629

(1)	Represents the elimination of historical costs covered by the services and space sharing agreements.

(2)	Represents the estimated annual costs that would have been incurred under the services and space sharing agreements (See Note 4 to SeraNova’s Combined Financial Statements).

(3)
The difference between the historical costs covered by the services and space sharing arrangements and the costs to be incurred under the services and space sharing agreements is due to our growth throughout 1999 which resulted in SeraNova utilizing an increasing volume of office space and incurring higher costs as the year progressed.

(4)	Represents the estimated annual interest expense to be incurred if the bank credit facility was in place for the year 1999.

SUMMARY HISTORICAL AND PRO FORMA DATA

          The following table presents selected data for Silverline and SeraNova on an historical basis, for Silverline and SeraNova on a pro forma basis assuming the merger had been effective during the periods presented, and for SeraNova on a pro forma equivalent share basis. The pro forma equivalent share data for SeraNova common stock is based on the exchange ratio of 0.35 of a Silverline ADS for each outstanding share of SeraNova common stock in the merger. Management of Silverline and SeraNova are currently assessing non-recurring merger charges which could be material to the combined companies’ results of operations and financial condition for the period in which the charges occur. No estimate of these charges is reflected in the historical and pro forma per ADS and per share data below.

          The merger will be accounted for under the purchase accounting method and the pro forma data are derived in accordance with that method. The following information is based upon the historical financial statements of Silverline and SeraNova and the related notes appearing in this proxy statement/prospectus, and should be read together with such historical financial statements and the notes thereto. This information is not a reliable indication of the results of the future operations of Silverline after the merger or the actual results had the merger been consummated prior to the periods indicated.

	Nine months ended September 30, 2000	Year ended December 31, 1999
Silverline Technologies Limited
Pro forma results of operations (in thousands):
Revenues	$176,929	$146,661
Income before extraordinary item	9,206	1,571
Pro forma financial position at end of period (in thousands):
Total assets	397,317	110,751
Total debt	91,426	35,678
Book Value per ADS (at end of period):
Historical	5.51	2.40
Pro forma combined	7.20	2.08
Pro forma per equivalent share of SeraNova common stock	20.70	5.97
Cash dividends declared per ADS (1)
Historical	0	0
Pro forma combined	0	0
Pro forma per equivalent share of SeraNova common stock	0	0
Income before extraordinary item per ADS (diluted):
Historical	0.70	0.49
Pro forma combined	0.22	0.04
Pro forma per equivalent share of SeraNova common stock	0.63	0.11
SeraNova, Inc.
Book value per share (at end of period)	0.64	0.30
Diluted earnings per share from continuing operations	(0.30)	(0.08)

October 26, 2000 (2)
Closing price:
Silverline ADS	$15.875
SeraNova common stock:
Per share	4.4375
Per equivalent Silverline ADS	5.55625

(1)
During 1999 and 2000, Silverline declared dividends to its equity shareholders of record as of March 31 in each year of 1.75 rupees per equity share in 1999 and 1.75 rupees per equity share in 2000 (approximately $0.04 per share and $0.04 per share, respectively). On June 20, 2000, Silverline completed its U.S. initial public offering through the issuance of its ADSs. No dividends have been declared to holders of Silverline’s ADSs since its initial public offering; therefore, dividends per ADS are computed at 0.

(2)
The last trading day preceding the date on which the proposed general terms of the merger were publicly announced. The closing price of SeraNova common stock per equivalent Silverline ADS was calculated by multiplying the closing price of Silverline ADS by the exchange ratio in the merger. The Silverline ADSs are listed on the New York Stock Exchange, and the SeraNova common stock is quoted on the Nasdaq National Stock Market. See “Price Range of SeraNova Common Stock” on page     .

RISK FACTORS

          You should carefully consider the risks described below and the other information included in this proxy statement/prospectus. If any of the risks described below actually occur, Silverline’s business, results of operations and financial condition could be materially adversely affected, the trading prices of Silverline’s equity shares and ADSs could decline, and you could lose all or part of your investment. See also “Special Note Regarding Forward-Looking Statements.”

Risk Factors Relating to the Merger

The exchange ratio for the ADSs to be received in the merger is fixed.

          The exchange ratio for Silverline ADSs to be received in the merger is fixed and will not be adjusted in the event of any change in the relative market values of the SeraNova common stock and the Silverline ADSs before the effective time of the merger. Under the amended and restated agreement and plan of merger, each share of SeraNova common stock will be converted into the right to receive 0.35 of a Silverline ADS.

          The market prices of Silverline ADSs and SeraNova common stock, and the value of Silverline ADSs relative to SeraNova common stock, may be substantially different on the date agreement and plan of merger was signed, the date of this proxy statement/prospectus, the date of the meetings of the SeraNova and Silverline shareholders to approve the merger, and the effective date of the merger. These market prices may vary depending upon changes in the business, operations or prospects of SeraNova and Silverline, market assessments of the likelihood that the merger will be consummated and the timing thereof, general market and economic conditions, and other factors both within and beyond the control of SeraNova and Silverline. For example, since June 20, 2000, when the Silverline ADSs commenced trading on the New York Stock Exchange, the price of a Silverline ADS ranged from a low of $11.375 to a high of $30.75, and since July 6, 2000, when the SeraNova common stock commenced trading on the Nasdaq system, the closing price of a share of SeraNova common stock ranged from a low of $1.7812 to a high of $12.25. Further, because the effective date of the merger will be later than the date of the special meeting, the price of Silverline ADSs on the date of the special meeting may not be indicative of its price on the date the merger is completed. For example, on October 26, 2000, the day before the amended and restated agreement and plan of merger was signed, the closing price of a Silverline ADS for New York Stock Exchange composite transactions was $15.875, so that the consideration offered in the amended and restated agreement and plan of merger per share of SeraNova common stock had a value on that date of $15.875 x 0.35, or $5.5563. However, if the market value of Silverline ADSs on the effective date of the merger is less than $15.875, holders of SeraNova common stock will receive Silverline ADSs in the merger with an initial value less than $5.5563 per share of SeraNova common stock. In addition, because the Silverline ADSs received in the merger are subject to dividend proration, they initially will trade separately from Silverline’s other ADSs, under the symbol “SLT-d” until the end of the proration period. This may result in their trading at a lower price initially than the existing Silverline ADSs.

          We urge SeraNova shareholders to obtain current market quotations for Silverline ADSs and SeraNova common stock.

Silverline may not realize fully the cost savings and other benefits it expects to realize as a result of the merger. This may adversely affect its earnings and financial condition.

          To achieve the benefits which Silverline and SeraNova expect from the merger, Silverline will need to integrate the operations of SeraNova into its operations quickly and efficiently. The integration of SeraNova into Silverline will be complex and time consuming, and will require substantial attention from Silverline’s management. The resulting diversion of management attention from other matters, and any difficulties encountered in the integration process, could have a material adverse effect upon Silverline’s sales, level of expenses, operating results and financial condition.

           SeraNova engages in some aspects of the internet strategy and technology implementation services business in which Silverline has only limited experience. Silverline views this as an opportunity and a benefit of the merger, because the companies’ differing strengths and areas of expertise complement one another. However, if Silverline is unable to integrate SeraNova’s activities with its own, some of the anticipated benefit of the merger could be lost.

After the merger, Silverline’s and SeraNova’s customers may seek alternative information technology services.

          After the merger, some customers of either Silverline or SeraNova could transfer their business. Silverline and SeraNova cannot predict whether this will occur or to what extent.

As a result of the merger, SeraNova may become liable to Intelligroup for taxes connected with the spin-off.

          Intelligroup and SeraNova have treated Intelligroup’s spin-off of SeraNova as tax-free under the Internal Revenue Code. However, Section 355(e) of the Internal Revenue Code provides that if one of the companies involved in the spin-off is acquired or sold within a two-year period after the spin-off, the spin-off may become taxable to Intelligroup. SeraNova has agreed to indemnify Intelligroup for any tax liabilities which Intelligroup may incur if the completion of the merger were to result in the spin-off being deemed a taxable transaction.

Factors affecting Silverline’s ADSs may be different from those affecting SeraNova stock.

          The price of Silverline ADSs may be affected by factors different from those affecting the value of SeraNova common stock. Silverline’s business differs from that of SeraNova, and Silverline’s results of operations, as well as the price of its ADSs, may be affected by factors different from those affecting SeraNova’s results of operations and the value of SeraNova stock. For example, if e-business consulting declines more rapidly than the mainframe consulting business, the value of SeraNova’s common shares will decline more rapidly than the value of Silverline ADSs.

SeraNova’s Indian subsidiary may lose its tax holiday.

          Until March 31, 2000, SeraNova’s Indian subsidiary (or “SeraNova India”) benefited from significant tax incentives under Indian tax laws. These incentives included a 10-year tax holiday from payment of Indian corporate income taxes for income from its operations of “Export Oriented Undertakings,” located in “Software Technology Parks” or in “Export Processing Zones” under the Indian Income Tax Act. As a result, a substantial portion of SeraNova India’s pre-tax income, representing $568,707 of its total reported income in 1999, was not subject to significant tax in the past. For the nine months ended September 30, 2000, SeraNova India had an effective tax holiday on profits of $4.1 million from such tax holidays.

          Effective April 1, 2000, the scope of the tax benefit available to the software development centers which are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” has become much more restricted. SeraNova has three centers located in Bangalore, Chennai and Hyderabad. Under the old provisions, the entire business profits earned by such units were exempt from income tax. Now, the benefit is available by way of deduction of the export income earned by these units from the total taxable income of the company.

          Also, Indian software companies will lose this tax exemption with respect to a particular software development center if there is a change of more than 49% in their beneficial ownership between the last date of the financial year in which a software development center was set up and the last date of any subsequent financial year. In the case of SeraNova India, pursuant to the spin-off of the SeraNova by Intelligroup in July 2000 and Indian subsidiary spin-offs there is a change in more than 49% of its beneficial ownership compared to the last day of the year in which the centers were set up. As a result, Silverline’s Indian counsels are of the view that the proposed merger per se may not result in loss of tax benefit. However, due to the spin-offs, SeraNova India may not be eligible for this benefit even though no deferred tax has been recognized for SeraNova India’s income in SeraNova’s financials.

          THE INDIAN TAX PROVISIONS IN RESPECT OF A SPIN-OFF ARE NEW AND THE INDIAN TAX AUTHORITIES ARE UNFAMILIAR IN DEALING WITH THESE TRANSACTIONS. NO ASSURANCE CAN BE GIVEN AS TO HOW THE TAX AUTHORITIES MAY INTERPRET THE TAX IMPLICATIONS OF SPIN-OFF.

          SeraNova India would, however, be entitled to a tax deduction for income from export of software development services from its taxable income in India. The deduction decreases by 20% each year from the financial year 2000–2001 and will cease to be available from the financial year 2004–2005. This is an alternative tax benefit which SeraNova India can avail itself of when the benefits under the Indian Income Tax Act are not available to it.

          Upon loss of the tax benefits with respect to SeraNova’s software development centers, SeraNova India’s provision for income taxes would increase by substantially more and would have a material adverse effect on our net income and the trading prices of Silverline’s equity shares.

If the Merger fails to qualify as a reorganization, SeraNova shareholders will recognize additional gains or losses on their SeraNova common shares.

          Silverline and SeraNova have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the merger takes place but fails to qualify as a reorganization, a shareholder of SeraNova generally will recognize gain or loss on each share of SeraNova common stock he or she surrendered. The amount of the gain or loss will be the difference between the shareholder’s tax basis in that share and the fair market value, at the effective time of the merger, of the ADSs received in exchange therefor.

Risk related to uncertainty of tax implications in India of the merger.

          Cross border mergers and acquisitions by Indian companies are new phenomena. In the recent past, the Indian tax laws have undergone substantial changes, but there is no direct precedent in respect of the tax implications of such transactions. Therefore, there is considerable uncertainty regarding new issues that may be raised by the tax authorities. No assurance can be given as to their interpretation of these transactions.

          You are urged to consult your individual tax advisers to ascertain the Indian tax effects of the proposed merger.

Double taxation of gains recognized on sales of equity shares.

          Any gain that a United States person recognizes on a sale of equity shares of Silverline received upon converting the ADSs into equity shares would be subject to capital gains tax in India and would also be subject to U.S. federal income tax. Because such a gain is likely to be characterized, for U.S. foreign tax credit limitation purposes, as U.S. source passive income, unless the United States person has sufficient foreign source passive income from other transactions taxable at a rate sufficiently below the U.S. federal income tax rate applicable to that income, the U.S. foreign tax credit limitation rules would prevent the United States person from receiving a foreign tax credit for part or all of the Indian tax paid. In addition, the United States person may not be able to obtain a tax credit in India for the U.S. taxes paid on the gain. Thus, the gain of the United States person could be subject to taxation in India as well as in the United States. For further information, please see “Material U.S. Federal Income Tax Consequences of the Merger” and “Material Indian Income Tax Consequences.”

Cumulative taxation of dividends of earnings of SeraNova’s Indian subsidiary.

          Earnings of SeraNova’s Indian subsidiary can be subject to cumulative taxation if those earnings are distributed. First, those earnings when realized can be subject to Indian income tax at 38.5% and will be subject to a 22% Indian tax when distributed to SeraNova. Second, a distribution of those earnings will be subject to U.S. Federal income tax in the hands of SeraNova, subject to reduction of that tax by a foreign tax credit for foreign income taxes paid by SeraNova India on the earnings treated as distributed, subject to generally applicable limitations on the foreign tax credit. Third, when distributed by SeraNova to Silverline, those earnings will be subject to a 15% U.S. withholding tax. Fourth, the receipt of those earnings can be subject to Indian tax at 38.5% in the hands of Silverline. Finally, those earnings can be subject to 22% Indian dividend tax when distributed to Silverline shareholders and ADS holders and to further tax in the United States in the hands of a holder of Silverline ADSs or equity shares that is a United States person.

SeraNova may fail to obtain landlords’ consents and lose several leases.

          SeraNova is a party to several lease agreements which contain non-assignability provisions that require the prior written consent of the landlord before assigning the lease to another person or entity or it will be considered an event of default that will cause the lease agreement to terminate immediately. SeraNova may loose some of its leases due its inability to obtain prior written consent of the landlords prior to the merger. SeraNova’s failure to obtain prior written consents from each landlord will cause the immediate termination of the leases and this could adversely affect SeraNova’s business, results of operations and financial condition.

SeraNova may fail to obtain Fleet’s consent and lose a $15 million financing.

          SeraNova may lose its current $15 million financing with Fleet Capital Corporation, due to a change in control provision in its loan and security agreement with Fleet Capital. The agreement provides that, so long as SeraNova has any obligations outstanding to Fleet Capital Corporation, it will not merge with any person or corporation nor will it assign the note without first obtaining a written consent from Fleet Capital Corporation. Since SeraNova has drawn down indebtedness under the note (as of September 30, 2000, $5,418,592 million), if SeraNova does not get prior written consent of Fleet Capital Corporation for the Silverline merger, such indebtedness will immediately become due and payable to Fleet Capital Corporation. If this were to occur, SeraNova’s finances and financial condition could be adversely affected.

The merger could adversely affect Silverline’s earnings per share and the market price of its ADSs.

          The merger will be accounted for under the “purchase” method of accounting in accordance with accounting principles generally accepted in the United States of America. Under the purchase method, Silverline expects a significant portion of the purchase price to allocated to goodwill and intangible assets which will have to be amortized over the next seven years. Such amortization will reduce Silverline’s future earnings per share and could adversely affect the price of Silverline’s ADSs.

Risk Factors Related to Silverline’s Business

Silverline’s inability to hire new qualified information technology professionals or retain its information technology professionals would hinder Silverline’s ability to grow and serve its clients.

          There is intense global competition, particularly in the United States and India, for information technology professionals with the skills necessary to perform the services offered by Silverline. This intense competition has resulted in rising labor costs. There is also significant emigration of information technology professionals from India, depleting the pool of available engineers in India. Currently, Silverline believes that it will need to significantly expand its information technology professional workforce, including its number of project managers for its e-business and other services. Silverline may not be able to hire and retain an adequate number of qualified personnel, or be able to do so in a cost-effective manner. Any inability to hire and retain additional qualified personnel will impair its ability to bid for or obtain new projects and to continue to expand its business. In addition, we cannot assure you that Silverline will be able to integrate and manage new information technology professionals effectively.

          Any increase in our attrition rates, particularly with respect to experienced project managers and software engineers, would adversely affect Silverline’s business, results of operations and financial condition. The intense level of competition among information technology companies means that skilled personnel are frequently being recruited by other companies offering attractive compensation packages. In addition, approximately 15% of Silverline’s client contracts permit its clients to hire its information technology professionals as full time employees without penalty. Silverline may not be successful in recruiting and retaining a sufficient number of information technology professionals with the requisite skills to replace those professionals who leave, and its former employees may compete with it in the future. Further, Silverline may not be able to redeploy and retrain its professionals to keep pace with continuing changes in information technology, evolving standards and changing client preferences. Silverline’s failure to attract and retain skilled personnel to the extent required would have a material adverse effect on its business, results of operation and financial condition.

If Silverline loses its largest clients or if they significantly reduce the amount of work they give to Silverline, its revenue and operating income would be materially adversely affected.

          In the first nine months of 2000 and in the full year 1999 and 1998, various business units of Silverline’s largest client, First Data Corp., in the aggregate accounted for approximately 11%, 30% and 29%, respectively, of its revenue. With the recent acquisition of Sky Capital, Silverline’s second largest customer, it has reduced its dependence on major clients. However, Silverline expects that a small number of clients will continue to account for a substantial portion of its revenue for the foreseeable future. As a result, if Silverline were to lose its largest client or have its largest client significantly reduce its volume of business with Silverline or cancel or defer a significant project with Silverline, either because a project ends or because work is moved by the client either in-house or to one of Silverline’s competitors, business, results of operations and financial condition would be materially adversely affected.

          Industries in which Silverline has focused its sales and marketing efforts, including the business information services, financial services and telecommunications industries, have begun consolidating and Silverline believes that this trend will continue for a number of years. Industry consolidation or the formation of joint ventures or alliances could reduce Silverline’s client base, reduce the number of potential clients Silverline can target or decrease the demand for its services. A merger or acquisition of one of Silverline’s clients may result in the elimination, postponement or reduction of outsourced information technology services utilized by the newly combined company.

If Silverline is unable to manage its growth, its business would be disrupted.

          Silverline has experienced significant growth in recent periods. Its revenue increased approximately 67% in the first nine months of 2000 as compared to the first nine months of 1999, 45% in full year 1999 as compared to 1998, and 29% in 1998 as compared to 1997. As of September 30, 2000, Silverline employed approximately 1,650 employees worldwide with seven software development facilities (four of which are in India), as compared to approximately 800 employees with three facilities as of January 1, 1999. In September 2000, Silverline Technologies, Inc. acquired Megasys Software Services Inc., an information technology services provider based in Columbus, Ohio, for $6.2 million. On October 3, 2000, Silverline acquired Sky Capital International, a Hong Kong based software development company for a cash consideration of $22 million. Silverline intends to continue to grow in the foreseeable future and to pursue existing and potential market opportunities, including acquisitions. Its growth has placed, and will continue to place, significant demands on its management and operational resources, particularly with respect to:

•	recruiting and retaining skilled technical, marketing and management personnel in an environment where there is intense competition for skilled personnel;

•	managing a larger, more complex international organization;

•	expanding its facilities and other infrastructure in a timely manner to accommodate a significantly larger global workforce;

•	maintaining high employee utilization rates, which is important to cover its relatively high fixed costs;

•	expanding its sales and marketing efforts;

•	providing adequate training and supervision to maintain its high quality standards;

•	strengthening its financial and management controls in a manner appropriate for a larger enterprise; and

•	preserving its culture, values and entrepreneurial environment.

          In order to manage its growth effectively, Silverline must concurrently develop more sophisticated operational systems, procedures and controls, both in India and elsewhere. If it fails to develop these systems, procedures and controls on a timely basis its business, results of operations and financial condition would be materially adversely affected.

Silverline’s quarterly operating results are subject to fluctuations and if it fails to meet the expectations of securities analysts or investors in any quarter, its share price could decline significantly.

          Silverline’s quarterly operating results have historically fluctuated and may fluctuate significantly in the future. Accordingly, its operating results in a particular period are difficult to predict and may not meet the expectations of securities analysts or investors. If this were to occur the share price of its equity shares and ADSs would likely decline significantly. Factors that may cause its operating results to fluctuate include many of the risk factors discussed elsewhere in this proxy statement/prospectus, and also include:

•	the number, size, scope, timing, duration and profitability of its projects due to the long and unpredictable sales cycle of our services;

•	the fixed nature of a significant proportion of its operating expenses, particularly personnel and facilities;

•	the effect of seasonal expenditures on information technology solutions by its clients;

•	the effect of seasonal hiring and training patterns, employee utilization rates and the time required to train and productively engage new employees;

•	the proportion of services performed at client sites rather than at its off-shore facilities, because its profit margins for services performed at its off-shore facilities are higher;

•	changes in its pricing policies or those of its competitors; and

•	unanticipated project terminations, delays or deferrals.

          Accordingly, Silverline believes that quarter-to-quarter comparisons of its results of operations are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance. For example, Silverline’s gross profit margins were 43.5% in 1999 compared to 48.0% in 1998 primarily as a result of increases in labor costs, increases in its operating costs due to expanded infrastructure and capacities, increasing percentages of its revenue coming from in-house assignments which it performed as a result of its acquisition of the Lorin Group, as well as client concerns relating to Year 2000 conversion issues which led to less off-shore work in favor of on-shore work, and increased training costs relating to retraining our employees who had been working on Year 2000 projects. For further information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Silverline generates significant accounts receivable which could adversely affect its business, operating results and financial condition.

          Silverline generates significant accounts receivable in connection with providing information technology services to its customers. Its accounts receivable increased from approximately $22.8 million at December 31, 1999 to approximately $48.2 million at September 30, 2000. Its accounts receivable as a percentage of revenue were approximately 26%, 41% and 37% as of December 31, 1999, 1998 and 1997, respectively. As of September 30, 2000, its accounts receivable as a percentage of revenue for the immediately preceding four quarters, were 37.4%. In recent years, the average number of days that its accounts receivable were outstanding have increased in each of the 31-60, 61-90 and 90+ day aging periods. In the quarter ended September 30, 2000, several of its major customers have delayed payment until 90 days or more after billing. If one or more of its major customers refused to, or were to become insolvent or otherwise unable to, pay for the services provided by it, its business, operating results and financial condition would be adversely affected.

Silverline faces intense competition which could cause its revenue and margins to suffer.

          The market for Silverline’s information technology services is rapidly evolving and highly competitive. Silverline expects that competition will continue to intensify. It faces competition in India and elsewhere from a number of companies, including:

•	Indian information technology services companies, such as HCL Technologies, Infosys Technologies Ltd., Satyam Computer Services Limited, Tata Consultancy Services and Wipro Limited;

•	U.S. information technology services companies with off-shore capabilities, such as Cognizant Technology Solutions Corp., Complete Business Solutions Inc. and iGate Capital Corporation;

•	Internet professional services firms, such as AGENCY.COM Ltd., Proxicom Inc., Razorfish Inc., Sapient Corp.;

•	Systems consulting and integration firms, such American Management Systems Inc., Cambridge Technology Partners Inc., Computer Horizons Corp. and marchFIRST;

•	Large international accounting firms and their consulting affiliates, such as Andersen Consulting LLP, Ernst & Young LLP and PricewaterhouseCoopers LLP;

•	Outsourcing firms, such as Computer Sciences Corp., Electronic Data Systems Corp., International Business Machines Corp. and Perot Systems Corp.; and

•	In-house information technology departments.

          Many of Silverline’s competitors have longer operating histories and client relationships, greater financial, technical, marketing and public relations resources, larger client bases and greater name recognition than it has. Some of these competitors currently provide a broader range of services than it provides.

          Moreover, major U.S. and international companies are increasingly moving a portion of their operations to India and other overseas locations. Part of Silverline’s competitive advantage has historically been a labor cost advantage relative to service providers in the United States, Japan and Western Europe. Labor costs in India are presently increasing at a significantly faster rate than those in the United States, Japan and Western Europe. These factors will reduce the advantages that Silverline has in terms of a cost effective, highly skilled pool of information technology professionals in India and will mean it may become less competitive over time. As a result, Silverline may not be able to compete successfully against its present or future competitors. For additional information, please see “Silverline’s Business—Competition”.

The barriers to enter Silverline’s business are low and new competitors could cause its revenue and margins to decline.

          There are relatively low barriers to entry into Silverline’s business. It does not own any technologies that preclude or inhibit competitors from entering its markets. Further, many U.S. companies have already established off-shore locations in India, either independently or through joint ventures with Silverline’s domestic competitors. There are no significant barriers to preclude or inhibit these companies from expanding their Indian information technology service operations or other U.S. or other foreign companies from establishing similar operations in India or elsewhere. Silverline’s competitors may independently develop and patent or copyright technologies that are superior or substantially similar to its technologies. The costs to develop and provide information technology professional services are low. Therefore, Silverline expects to continue to face additional competition from new entrants into our markets, which could materially adversely affect our business.

If Silverline cannot keep pace with rapidly changing technology, industry standards and client preferences, it will lose business.

          Silverline’s market and the enabling technologies used by its clients are characterized by rapid technological change. Failure to respond successfully to these technological developments, or to respond in a timely or cost-effective way, will result in serious harm to its business and operating results. Silverline’s success will depend, in part, on its ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. In addition, it must hire, train and retain technologically knowledgeable professionals so they can fulfill the increasingly sophisticated and changing needs of its clients.

          Approximately 29% of Silverline’s revenue in the first nine months of 2000 and 35% of its revenue in 1999 was derived from services it provided for mainframe computer systems. The computing environment is increasingly based less on mainframe systems and more on distributed platforms such as client/server and Internet-based networks. There has been debate in the marketplace regarding the future role of mainframe computers. If Silverline does not replace its mainframe service work with other work, our business, results of operation and financial condition would be materially adversely affected.

Silverline’s e-business and CRM services require skills and strategies different from its traditional lines of business, and if its e-business and CRM services are not successful, Silverline would lose opportunities to grow its business.

          Many e-business projects, particularly Internet projects as opposed to intranet projects, require skills ranging from understanding and building software architecture to making a client’s website user-friendly and attractive. Many of these skills are different from the skills Silverline has developed to date. Also, its e-business projects require it to interact with a broader set of decision makers, including marketing and consulting departments, within its clients. Historically, it has mostly dealt with information technology departments. Its lack of relationships with these new decision makers may adversely affect its ability to develop e-business projects. If it is unable to develop or acquire these skills on a timely basis, its e-business services may not be successful and its business, results of operations and financial condition would be adversely affected.

          Additionally, e-business technology is developing rapidly and the competition for e-business projects is intense. The rapid change in e-business technology may not allow it sufficient time to retrain its existing personnel. It may also need to hire project managers with e-business experience, which will be difficult given the intense competition for information technology personnel. At September 30, 2000, Silverline had completed seven e-business projects, and Silverline was working on another five e-business projects.

          Silverline also offers CRM services. Its efforts to develop a CRM service business is subject to the same risks described above for our e-business efforts. Silverline completed two CRM projects, and as of September 30, 2000 it was working on three other CRM projects.

If the Internet does not continue to develop, Silverline’s business would be adversely affected because it intends to expand our e-business and CRM services.

          Silverline’s future success is substantially dependent upon continued growth in the use of the Internet. The adoption of the Internet for commerce and communications, particularly by those individuals and companies that have historically relied upon alternative means of commerce and communication, generally requires the understanding and acceptance of a new way of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new, Internet-based strategy that may make their existing personnel and infrastructure obsolete. To the extent that businesses do not consider the Internet a viable commercial medium, Silverline’s client base for Internet related work may not grow.

          In addition, Silverline’s business may be indirectly impacted if the number of users on the Internet does not increase or if commerce over the Internet does not become more accepted and widespread. The use and acceptance of the Internet may not increase for a number of reasons, including:

•	actual or perceived lack of security of information;

•	high cost or lack of availability of access;

•	congestion of traffic or other usage delays on the Internet;

•	inconsistent quality of service or the lack of availability of cost-effective, high-speed service;

•	governmental regulation;

•	uncertainty regarding intellectual property ownership; and

•	possible outages or other damage to the Internet.

          Published reports have also indicated that capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services or facilities are not developed, or if the Internet does not become a viable and widespread commercial medium, our business, results of operations and financial condition would be materially adversely affected.

Silverline’s revenues are difficult to predict and can vary significantly from quarter to quarter, which adversely affects its ability to manage its business in accordance with its operating budgets.

          Silverline derives its revenue from fees for services generated on a project-by-project basis. These projects may vary in size, scope and duration. A single person may work for a few weeks on a project or over 100 employees may work together on a project for six months. A client that accounts for a significant portion of Silverline’s revenue in a particular period may not account for a similar portion of its revenue in future periods. A client may or may not engage Silverline for further services once a project is completed. In addition, as discussed below, clients may cancel contracts or defer projects at any time for a number of different reasons. As a result, Silverline’s revenues are not recurring from period to period, which makes them more difficult to predict.

          Because the work Silverline performs off-shore in India yields higher gross margins than the work it performs elsewhere, to the extent the proportion of Silverline’s work that it performs off-shore decreases in any period, its results of operations and financial condition would be adversely affected.

Silverline’s clients may terminate projects before completion or choose not to renew contracts, many of which are verbal agreements, which could adversely affect its results of operations.

          Any failure to meet a client’s expectations could result in a cancellation or non-renewal of a contract. Silverline’s contracts with clients may be terminated by its clients with or without cause, with little or no advance notice and without penalty. Additionally, its contracts with clients typically are limited to a specific project and not any future work. There are also a number of factors other than its performance and not within our control that could cause the loss of a client. Silverline’s clients may demand price reductions, change their outsourcing strategy by moving more work in-house, or replace their existing software with packaged software supported by licensors, any of which would adversely affect Silverline’s business, results of operation and financial condition.

           Also, approximately 30% of Silverline’s work in the first nine months of 2000 and 22% of our work in 1999 was performed for clients on the basis of a limited written or verbal work order. Without written contracts in place, Silverline’s ability to enforce termination provisions as well as collect fees, protect its intellectual property and protect itself from liability to others may be impaired.

An increasing portion of Silverline’s business is subject to fixed-price, fixed time-frame contracts, any of which could prove to be unprofitable for it.

          Silverline sometimes agree to provide its information technology services on a fixed-price, fixed time-frame basis, rather than on a time-and-materials basis. Approximately 26% and 24% of our revenue in the first nine months of 2000 and the full year 1999, respectively, was derived from fixed-price projects. Silverline expects the percentage of its revenue from fixed-price projects will increase in the future. All of its e-business and CRM work is currently done on a fixed-price basis. In addition, increasing competition for information technology services may result in Silverline’s clients being able to demand that more of its services be provided on a fixed-price basis. Although Silverline uses specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, Silverline bears the risk of cost overruns, completion delays and wage inflation in connection with these projects. Silverline’s business, results of operations and financial condition would suffer if, with respect to a fixed-price project, Silverline fails to either:

•	estimate accurately the resources and time required or the future rates of wage inflation and currency exchange rates; or

•	complete its contractual obligations within the time frame committed.

Silverline has committed to make substantial investments in new facilities which could harm our financial condition if its business does not grow significantly.

          Silverline has committed aggregate capital expenditures of $10 million for 2000 and 2001 for the build-out of our existing facilities and it has budgeted an additional $12 million for the further build-out of existing facilities. Silverline may use some of these funds to build new facilities over the same period. Silverline may spend additional amounts of money on new facilities as its business grows and its client demands dictate. Because these investments will significantly increase Silverline’s fixed costs, its results of operations would be materially adversely affected if we are unable to grow our revenue proportionately. Silverline cannot assure you that it will not encounter cost overruns or project delays in connection with any or all of the new facilities. Furthermore, Silverline cannot assure you that future financing for additional facilities, whether within India or elsewhere, would be available on attractive terms.

Future acquisitions, strategic investments and joint ventures are important parts of Silverline’s business plan, and even if it was able to complete them, they may adversely affect your investment in Silverline

          Silverline intends to pursue acquisitions of other businesses or technologies. Its continued growth will depend in part on its ability to identify and acquire companies that would complement or enhance its business strategy. Recent acquisitions by Silverline include:

•
In April 2000, Silverline Technologies, Inc. acquired CIT Canada, a software development firm in Toronto, Canada, for approximately $4.2 million in cash. The firm has approximately $3.1 million in revenues and 70 employees as of December 31, 1999.

•
As of September 2000, Silverline Technologies Limited had invested $30.2 million in its existing wholly owned subsidiary, Silverline Technologies, Inc. for expansion of its sales and marketing operations and to meet the working capital requirements for the expanded scope of the business.

•
In September 2000, Silverline Technologies, Inc. acquired Megasys Software Services Inc., an information technology services provider based in Columbus, Ohio for $6.22 million. Megasys had approximately $10 million in revenues as of December 1999 and 149 employees.

•
Silverline Technologies, Inc. invested $5 million for a 36% stake in the equity of Expo 24-7.com, a U.K. based company and $6.5 million for a 15% stake in the equity of Unified Herbal, a U.K. based company.

•
In October 2000, Silverline acquired its second largest customer, Sky Capital International Ltd., a Hong Kong based information technology consulting company for cash consideration of $22 million. The company had $24.3 million in revenues for the year ended June 30, 2000 and 100 professionals.

•
Silverline has finalized an investment and a strategic alliance agreement with TIS Worldwide, Inc. (or “TIS”), an e-business solutions integrator that specializes in delivery of Internet-based applications to help corporations increase and improve customer services. Silverline has agreed to invest $12.5 million for a 6% stake in TIS. Silverline will be TIS’s exclusive Indian supplier for all software development services for a period of three years. This investment is subject to Indian regulatory approvals. TIS has operations in 10 offices with over 600 professionals.

          TIS has significant accumulated losses and has not yet made a profit and there can be no assurance that it will ever make a profit, or pay a dividend. See “The Companies—Recent Developments—Silverline.”

          Silverline evaluates acquisitions based on numerous quantitative and qualitative factors. Silverline cannot assure you that it will be able to continue to identify suitable acquisition candidates, available at reasonable terms, obtain any necessary financing on acceptable terms for these transactions, consummate any acquisition or successfully integrate any acquired business with its current operations.

          The intense level of competition among information technology companies may also increase the purchase price for future acquisitions. This makes completing successful acquisitions more difficult and increases the possibility that Silverline could do an acquisition that adversely affects our results of operations. Further, Silverline’s acquisitions may result in our having to amortize significant amounts of goodwill and other intangible assets, particularly in light of the high valuations of many companies in the information technology industry.

          In the event of any future purchases, Silverline could issue equity shares or additional ADSs, which would dilute the equity interests of existing shareholders and ADS holders, or it may incur debt or assume liabilities. Silverline cannot assure you that it will be able to obtain any additional financing on satisfactory terms, or at all, and this failure would have a material adverse effect on its business, financial condition and results of operations. Additional indebtedness would make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. The terms of any additional indebtedness may include restrictive financial and operating covenants which would limit its ability to compete and expand.

          Any future acquisitions by us for consideration consisting of our shares increase the possibility that Silverline may lose its tax holidays. See “Risk Factor—Silverline’s results of operations may be materially adversely affected if tax benefits and other incentives provided to us by the government of India are reduced or withheld. Recently, the government of India has introduced laws that could reduce its tax incentives.”

          Silverline’s business strategy also includes strategic investments and joint ventures with other companies. These transactions are subject to many of the same risks identified above for acquisitions.

Silverline may not be able to successfully integrate companies which it acquires, which may adversely affect its business and results of operations.

          Silverline’s acquisition strategy may create financial and other challenges which, if not addressed or resolved, would have an adverse affect on its business and results of operations.

          Silverline may not be able to maintain the levels of operating efficiency that any acquired companies had achieved or might achieve separately. Successful integration of each of their operations would depend upon Silverline’s ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining operations, Silverline may not be able to achieve the cost savings and other size-related benefits that it would hope to achieve with these acquisitions.

          In addition, because Silverline management will have to devote time and attention to integrate the technology, operations and personnel of the businesses Silverline acquires, Silverline may not be able to serve its current clients properly or attract new clients. Also, Silverline’s senior management faces the difficult and potentially time consuming challenge of implementing uniform standards, controls, procedures and policies throughout its Indian, United States and other foreign offices. Any difficulties in this process could disrupt its ongoing business, distract our management, result in the loss of key personnel or clients, increase its expenses and otherwise adversely affect its business.

          Also, an acquisition may result in a decrease in our gross margins during the period it takes for Silverline to develop the acquired business into one which provides greater value added services. For example, our acquisition of the Lorin Group has resulted in decreases in our gross margins because the Lorin Group primarily provides in-house assignment services, which generally have lower gross margins. For more information, please see “Silverline’s Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

Deferred stock-based compensation expenses could adversely affect Silverline’s financial condition and results of operations.

          Silverline’s reported income has been and may continue to be affected by stock option grants under its various employee benefit plans. Under the terms of these plans, employees may be granted rights to purchase equity shares at a discount to the current market value. Such grants require Silverline to record non-cash compensation expenses amortized over the vesting period of the stock option rights. For the first nine months of 2000 Silverline incurred approximately $1.8 million in deferred stock-based compensation expense and Silverline expects to incur additional charges through the period ending April 1, 2003. In 1999, Silverline incurred approximately $532,000 in deferred stock-based compensation expense as a result of options being granted in November 1999 under its Indian Employee Welfare Trust Program. If the market price of Silverline’s equity shares increases materially, Silverline would be required to record significantly higher compensation expense in connection with the grant of future stock option rights to purchase equity shares under its employee benefit plans, which would adversely affect its reported operating results. See “Silverline’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and “Silverline’s Management—Employee Benefit Plans.”

Silverline depends on senior management and other key personnel for its future success and it has no protection if they leave it.

          Silverline’s success depends significantly upon the continued contributions of members of its board of directors, senior management and other key personnel, including Ravi Subramanian, its founder and Chairman, Krishna K. Subramanian, its Vice Chairman and Executive for International Initiatives, and Shankar Iyer, its President and Chief Executive Officer and Director. The only employment agreement Silverline has with its senior management and other key personnel is with its full time director, Mr. K. Mohan Subramanian, and it does not restrict any of its senior management and other key personnel from leaving the company and competing against it. The loss of any such persons could have a material adverse effect on Silverline’s business, results of operations and financial condition. Except with respect to Ravi Subramanian, Silverline does not have any life, disability or key man insurance policies covering these persons.

The global nature of Silverline’s operations could strain its management resources.

          Silverline’s software development facilities are currently located in India, the United States, Egypt and U.K. Silverline’s directors, executive officers and other key employees are similarly dispersed. In addition, Silverline maintains offices in the United States and India, as well as in Germany, Toronto, London, Hong Kong and Tokyo, to market and sell its services in those countries and surrounding regions. This geographic dispersion requires significant management resources that Silverline’s more locally-based competitors do not need to devote to their operations.

          In addition, Silverline may develop new software development facilities or sales offices in other regions. The development of new infrastructure could have a material adverse effect on Silverline’s business, results of operations and financial condition.

          In addition, Silverline’s lack of experience with facilities outside of India and the United States subjects it to further risk with regard to:

•	foreign regulation, including restrictions against the repatriation of earnings, acquisitions, export requirements and restrictions, and multiple and possibly overlapping tax structures; and

•	overseas facilities management, including difficulties relating to administering our business globally and managing foreign operations and currency exchange rate fluctuations.

          If Silverline fails to manage its geographically dispersed organization, its business, results of operations and financial condition may be materially adversely affected.

Silverline’s technology may be subject to infringement claims by third parties or clients, which could adversely affect its business and results of operations.

          Substantial litigation regarding intellectual property rights exists in the software industry. In connection with Silverline’s operations, it licenses software from, and develop software applications for, various third parties. Although Silverline believes that its services do not infringe upon the intellectual property rights of third parties, Silverline cannot assure you that such a claim will not be asserted against it in the future by third parties from whom it has licensed software or by other third parties who allege misappropriation of their proprietary products and processes. Silverline expects that the risk of infringement claims against it and its clients will increase if more of its competitors are able to obtain patents for software products and processes.

          Further, a portion of its business involves the development of software for client engagements. Ownership of client-specific software is generally retained by the client. Also, in 1997 Silverline sold to International Technology Ventures, LLC rights to software products, computer equipment and the intellectual property rights, if any, which Silverline may have developed, and may in the future develop, in connection with specific projects. Silverline cannot assure you that its clients or assignees will not assert intellectual property claims against it and that disputes will not arise that will affect its ability to resell or reuse these applications.

          Silverline typically indemnifies its clients against intellectual property claims. Assertion of claims against Silverline or its clients could result in litigation, and Silverline may not prevail in the litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Any of these claims, regardless of their outcome, could harm Silverline’s reputation, damage its relationships with clients, result in substantial costs to Silverline, divert management’s attention from its operations and could adversely affect its business, results of operation and financial condition.

Silverline does not insure against all potential losses and Silverline could be seriously harmed and its reputation damaged by unexpected liabilities.

          Many of Silverline’s contracts involve projects that provide benefits to its clients’ businesses that may be difficult to quantify. Any failure in a client’s system could adversely affect Silverline’s reputation and result in a claim for substantial damages against Silverline, regardless of its responsibility for such failure. Although Silverline generally attempts to limit its contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its services, Silverline cannot assure you that Silverline will be able to do so in all cases or that any limitations of liability set forth in its service contracts will be enforceable in all instances, or will otherwise protect it from liability for damages. In addition, its failure to meet client expectations or to deliver error free services may result in adverse publicity for it and damage to its reputation.

          Silverline maintains general liability insurance coverage, including coverage for errors or omissions. However, Silverline cannot assure you that:

•	its insurance coverage will be available in sufficient amounts to cover one or more significant claims that are successfully asserted against it;

•	Silverline’s insurance coverage will continue to be available to it in the future on reasonable terms, including reasonable premium, deductible and co-insurance requirements; or

•	Silverline’s insurer will not disclaim coverage as to any future claim.

          Silverline’s business, results of operations and financial condition would be materially adversely affected if any of these developments were to occur.

Risks Related to Investment in Silverline because it is an Indian Company

Silverline’s results of operations may be materially adversely affected if tax benefits and other incentives provided to it by the government of India are reduced or withheld. Recently, the government of India has introduced laws that could impair Silverline’s tax incentives.

          Silverline has benefited from certain significant tax incentives under Indian tax laws. As a result of these incentives, its operations have been subject to relatively insignificant Indian tax liabilities so far. These tax incentives, until the financial year ending March 2000, included:

•
a 10-year tax holiday from payment of Indian corporate income taxes for operation of its Indian facilities, all of which are “ Export Oriented Units” or located in “Software Technology Parks” or “Export Processing Zones”; and

•	an income tax deduction of 100% for profits derived from exporting information technology services.

          Silverline has been eligible to use either of the two tax incentives. Further, Silverline is currently eligible for exemptions from other taxes, including customs duties.

          The Finance Act, 2000 has made several changes to the provisions under which Silverline claimed tax benefits. These changes are as follows:

          1. The scope of the tax benefit available to the software development centers is much more restricted under the new provisions as compared to the earlier exemption. Under the old provision, the entire business profits earned by such units were exempt from income tax. Now, the benefit is available by way of deduction of the export income earned by these units from the total taxable income of the company.

          2. Further, this exemption is phased out over the financial years 2000–2001 to the financial year
2008–2009. Accordingly, facilities set up on or before March 31, 2001 would have a 9-year tax benefit, new facilities set up on or before March 31, 2002 would have a 8-year tax benefit and so forth until the tax benefit under this provision would not be available to new facilities set up after March 31, 2009. Silverline’s tax benefits extend until 2002, 2003, 2008 and 2009, respectively, for our Mumbai (Bombay), Chennai (Madras) and its new Thane and new Chennai facilities.

          3. Indian software companies will lose this tax benefit with respect to a particular software development center if there is a change of more than 49% in their beneficial ownership between the last date of the financial year in which that center was set up and the last date of any subsequent financial year. As a result, companies are more likely to lose their tax benefits if large shareholders sell their shares or if new shares are issued in order to raise capital, for acquisitions or otherwise. In addition, companies are more likely to lose their tax holidays with respect to their older facilities, because more time will have elapsed in which to accumulate the 49% ownership change.

          A number of aspects of the Finance Act, 2000 are as of yet unclear, including whether such change would be interpreted to deprive a company of its tax holidays if, as has occurred in Silverline’s case with respect to its two oldest centers, its record ownership changed more than 49% without an accompanying change in beneficial ownership. Based on consultations with some of Silverline’s Indian tax advisors, Silverline believes that this change in record ownership only should not cause the loss of these tax benefits. However, Silverline’s interpretation could be wrong. In addition, the understanding of the definition of beneficial ownership as of yet is unclear. If Silverline is deemed to have lost its tax holidays in 2000 with respect to its two oldest centers, Silverline estimates that its provision for income taxes for this year would increase by approximately $4 million. Moreover, if in the future Silverline were to lose its tax holidays with respect to its two newest software development centers, its provision for income taxes would increase by substantially more than that and would have a material adverse effect on its net income and the trading prices of its equity shares and the ADSs.

          The Finance Act, 2000 also phases out the income tax deduction available to profits from exports over the next five years by decreasing the tax deduction by 20% each year beginning April 1, 2000. When Silverline’s income tax deductions expire or terminate or if it chooses to build new software development centers beyond its new facilities in Thane and Chennai, its business, results of operations and financial condition could be materially adversely affected. Further, the government of India could enact similar laws in the future, which could further impair Silverline’s other tax incentives.

Any adverse developments in political or economic conditions in India could cause Silverline’s business or stock price to suffer.

          Silverline is a public limited company incorporated under the laws of India. Many of its directors and executive officers and a majority of its employees, assets and facilities are located in India. Consequently, its financial performance and the market price of its ADSs will be affected by political, social and economic developments in India, including changes in exchange rates and controls, interest rates and government of India policies, including taxation and foreign investment policies.

          The role of the Indian central and state governments in the Indian economy as producers, consumers and regulators is substantially larger than the role of U.S. and Western European governments. The government of India has changed six times since 1996. India’s current government, formed in October 1999, has announced policies and taken initiatives that continue to support the economic liberalization policies that were pursued by previous governments. However, the economy and businesses, including Silverline’s, remain heavily regulated. We cannot assure you that these liberalization policies will continue or that the rate of economic liberalization in India will not decline. Nor can we assure you that Indian laws, government policies, foreign investment restrictions, currency exchange rates and other matters generally affecting information technology companies will not change. Any significant change in Indian economic liberalization and deregulation that may occur with respect to these matters could materially adversely affect business and economic conditions in India generally and Silverline’s business, results of operations and financial condition in particular.

          In addition, financial turmoil in certain Asian countries, Russia and elsewhere in the world in 1998 significantly affected the world’s securities markets, including in the United States and India. Financial downturns in these countries could cause decreases in securities prices on the United States and Indian exchanges, including the market prices of Silverline’s equity shares and the ADSs.

Regional conflicts between India and its neighbors could adversely affect the Indian economy and cause Silverline’s business to suffer.

          India’s relations with neighboring Pakistan, each a nuclear power, are tense. In April 1999, India and Pakistan each conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the disputed Himalayan region of Kashmir. India’s relations with neighboring China are also tense. Events of this nature in the future could influence the Indian economy and have a material adverse effect on the market for securities of Indian companies and on Silverline’s business.

Trade sanctions against India could significantly harm Silverline’s business.

          In May 1998, the United States imposed economic sanctions against India in response to India’s testing of nuclear devices. The United States later waived some of these sanctions in response to the government of India’s indication that it would sign the Comprehensive Test Ban Treaty. In April 1999, India and Pakistan conducted long range missile tests which were met with an expression of regret from the United States and other countries subjecting India to additional sanctions. These sanctions, or additional sanctions, could restrict Silverline’s access to technology that is available only in the United States and that is required to operate its business. We cannot assure you that any of these sanctions will continue to be waived, that additional economic sanctions of this or a similar nature will not be imposed, or that sanctions will not have a material adverse effect on Silverline’s business or on the markets for Silverline’s equity shares in India and ADSs in the United States.

The government of India may not grant Silverline’s approvals for acquisitions or investments in non-Indian companies that Silverline may need to grow its business.

          Under Indian law Silverline cannot make any acquisition of, or investment in, a non-Indian company without governmental approval. We cannot assure you that the government of India will grant the required approvals or, even if it does, that such approvals will not have conditions attached to them which may render such acquisitions or investments unfeasible.

          This approval process may require Silverline to submit project and feasibility reports and may take a significant amount of time. Silverline may not receive governmental approval on a timely basis, if at all. Since acquisitions and investments are an important part or Silverline’s growth strategy, Silverline’s business may be adversely affected by these approval requirements.

          Even if Silverline is able to successfully acquire or invest in a non-Indian company, dividends or profits realized from the acquired company may have to be remitted to Silverline in India within a period of 60 days from the date on which they are declared. Further, Silverline would be required to remit to India any entitlements due to Silverline by way of royalty, technical fees and other entitlements within a period of 60 days from the date they become due from the acquired non-Indian company. This may subject Silverline to a risk of the depreciation of the Indian rupee for repatriated funds.

Indian income tax surcharges and dividend taxes may adversely affect Silverline and the holders of its ADSs.

          The statutory corporate income tax rate in India is currently 35% plus a 10% surcharge, resulting in an effective statutory tax rate of 38.5%. Because Silverline’s Indian tax incentives do not apply to dividends it receives from subsidiaries, such dividends will be subject to this 38.5% tax rate, depending on the availability of foreign tax credits. Currently, Silverline’s U.S. subsidiary is required by the government of India to remit dividends to it which will be subject to corporate income tax plus the surcharge in India and U.S. withholding taxes, subject to the benefits available under the U.S.-India tax treaty and available foreign tax credits. After the merger, SeraNova will be among our wholly owned subsidiaries and will be similarly required by the government of India to remit dividends to Silverline, which will be similarly subject to Indian corporate income tax. The government of India may increase the corporate tax rate and the surcharge in the future which may increase Silverline tax liabilities to the extent it receives significant dividends from its U.S. subsidiaries.

          In addition, dividends declared, distributed or paid by Silverline are currently subject to a tax of 22%, including the 10% surcharge. We cannot assure you that dividend distribution taxes and surcharge thereon imposed by the government of India will not be increased in the future. This tax is neither paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation. Silverline has declared and paid in cash dividends of 1.25 Indian rupees per equity share in 1998, 1.75 rupees per equity share in 1999 and 1.75 rupees per equity share in 2000 (approximately $0.03, $0.04 and $0.04 per share, respectively). Although Silverline intends to continue dividend payments, we cannot assure you that any future dividends will be declared or paid or as to the amount of those dividends. To the extent Silverline does pay dividends these dividends will be taxed as described above, in addition to any other tax payable on dividends by holders of Silverline’s ADSs.

Labor costs in India are increasing at rapid rates, which could adversely affect Silverline’s competitive position and reported results.

          Silverline’s labor costs in India have historically been significantly lower than labor costs in the United States for comparably skilled information technology professionals. According to an October 1999 report by Software Productivity Research, a research firm, the average annual wage rate for software professionals in India is approximately 10% of the average annual U.S. rate for equivalent professionals. However, Silverline’s labor costs in India for information technology professionals increased by approximately 27% and 42% during the periods from 1998 to 1999 and from 1997 to 1998, respectively, while during the same period Silverline’s labor costs in the United States increased only 10% in total for comparably skilled professionals. Silverline expects this trend to continue in the future, especially given the intense global competition for, and shortage of, information technology professionals. These labor cost increases continue to have an adverse effect on Silverline’s profit margins and may erode its competitive advantage.

U.S. immigration law may restrict Silverline’s ability to hire non-U.S. workers and therefore affect its business.

          Silverline’s non-U.S. worker personnel, who are employed on temporary and extended assignments at our offices or clients’ facilities in the United States, are required to obtain employment authorization from the U.S. Immigration and Naturalization Service. As of September 30, 2000, approximately 80% of Silverline’s personnel in the United States were either employed pursuant to specialty occupation (“H-1B”) status (368 persons) or intracompany transferee (“L-1”) status (24 persons). Both H-1B and L-1 visas have maximum durations. H-1B visas may be obtained for a maximum period of 6 years. L-1 visas may be obtained for up to 5 years for individuals with specialized knowledge and up to 7 years for executives and managers. As a result of these time limits, Silverline may have a disruption with the provision of services. There may be additional delays in staffing a project due to processing times in the adjudication of the H-1/L-1 petitions.

          Every governmental fiscal year (October 1—September 30) there is a limit to the number of H-1B professionals that may enter the United States. Once that limit has been reached for the fiscal year, Silverline will not be able to hire additional non-U.S. workers, with H-1B status, until the beginning of the new fiscal year. In the past few years this cap has been reached prior to the end of the fiscal year. The limited availability of H-1B visas may affect Silverline’s ability to staff projects. The U.S. government does not place a limit on the number of L-1 visas available each fiscal year. Changes in the immigration laws could potentially have an adverse impact on our ability to provide services to clients as well as a material and adverse effect on the operational and financial condition of Silverline.

          A significant percentage of Silverline’s workforce is comprised of non-U.S. employees. Under the American Competitiveness and Workforce Improvement Act (or the “ACWIA”) companies that are dependent on H-1B employees will have to make attestations to the Department of Labor that they are not displacing qualified U.S. workers in favor of non-U.S. workers. At the current time, there are no regulations enforcing ACWIA. While it is not necessary at this time to determine whether we are H-1B dependent, it will be an issue when regulations are enacted for ACWIA.

Indian courts might not enforce judgments rendered outside of India and you may not be able to bring an original action in India, which may adversely affect your ability to sue Silverline.

          Silverline is a public limited company incorporated under the laws of India. Many of its directors and executive officers, a majority of its employees and the Indian experts named in this proxy statement/prospectus reside outside the United States, and their assets and a majority of Silverline’s assets are located outside the United States. It may be difficult for you to effect service of process on these directors, executive officers and Indian experts. In addition, it will be extremely difficult for investors to enforce judgments obtained in the United States in India, including judgments based on the civil liability provisions of the federal securities laws of the United States.

          Since there is no reciprocal treaty between the United States and India for enforcement of judgments rendered in the United States, a judgment of a court in the United States may be enforced in India only by a suit upon the judgment, not by proceedings in execution. A suit upon the judgment must be brought in India within three years from the date of the judgment. In this type of suit, a defendant can raise defenses that the judgment:

•	has not been pronounced by a court of competent jurisdiction;

•	has not been given on the merits of the case;

•	appears on its face to be founded on an incorrect view of international law or a refusal to recognize the law of India where applicable;

•	has been obtained in proceedings opposed to natural justice;

•	has been obtained by fraud; or

•	is founded on a breach of law or public policy in India.

          A party seeking to repatriate any amount recovered on a foreign judgment is required to obtain approval from the government of India. Also, there are significant delays in obtaining resolutions of lawsuits in India. In addition, it is highly unlikely that an Indian court would enforce a U.S. judgment if it believed the amount of damages awarded to be excessive, inconsistent with Indian practice or in the nature of punitive damages.

          Importantly, Indian courts will not enforce U.S. default judgments. As a result, an Indian defendant could elect simply not to appear in any U.S. proceeding against it, which would leave the U.S. plaintiff with a default judgment that is unenforceable in India.

          Silverline has also been advised by its Indian legal counsel that it is theoretically possible that a party may file an original suit in India against Silverline, its directors or its executive officers that is predicated upon the provisions of the civil liability provisions of the federal securities laws of the United States. To our knowledge, no suit predicated on the federal securities laws of the United States has ever been brought in India. It is highly unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India.

The trading price of the Silverline ADSs may be materially adversely affected by exchange rate fluctuations between the U.S. dollar and the Indian rupee.

          Fluctuations in the exchange rate between the U.S. dollar and the Indian rupee may affect the value of your investment in Silverline ADSs. Specifically, as the relative value of the Indian rupee to the U.S. dollar declines, as it has generally over the past several years, each of the following values will also decline:

•	the U.S. dollar equivalent of the Indian rupee trading price of equity shares in India and indirectly the U.S. dollar trading price of Silverline ADSs in the United States;

•	the U.S. dollar equivalent of the proceeds that you would receive upon the sale in India of any equity shares that you withdraw from the depositary; and

•	the U.S. dollar equivalent of cash dividends, if any, paid in Indian rupees on the equity shares represented by the ADSs.

Silverline’s results of operations may be materially adversely affected if the Indian rupee appreciates against the U.S. dollar.

          Although a majority of our revenue is denominated in U.S. dollars, a portion of our expenses, including labor costs as well as capital and operating expenditures, are incurred in Indian rupees. For the first nine months of 2000 and the full year 1999 and 1998, Silverline’s U.S. dollar-denominated revenue represented 99%, 99% and 98%, respectively, of our total revenue; and rupee-denominated expenses represented 22%, 21% and 19%, respectively, of Silverline’s total expenses. We expect that, for the foreseeable future, a majority of Silverline’s revenue will continue to be generated in U.S. dollars and a portion of Silverline’s expenses will continue to be denominated in rupees. As a result, Silverline’s results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. During the four year period from 1996 through September 30, 2000 the value of the rupee against the U.S. dollar has declined. However, we cannot assure you that the value of the rupee will continue to decline against the U.S. dollar.

Your ability to sell in India any of Silverline’s equity shares received upon conversion of any ADSs may be subject to delays if approvals required from the government of India and listing on Indian stock exchanges is delayed.

          ADS holders seeking to sell in India any Silverline equity shares received upon conversion of any ADSs, will require approval from the government of India for each transaction, unless the sale of the equity shares is made on an Indian stock exchange or in connection with an offer made under Indian regulations regarding takeovers. We cannot guarantee that any approval will be obtained in a timely manner or at all. Because of possible delays in obtaining requisite approvals, investors who hold equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines. For additional information, please see “Exchange Controls.”

Silverline’s service delivery model is subject to potential disruption in telecommunications and power, which would adversely affect its business.

          Silverline’s service delivery model requires it to maintain active voice, data and video communications among its clients’ offices, its software development facilities and our other offices in India and the United States. Indian telecommunications infrastructure and power delivery is generally less reliable than telecommunications infrastructure and power delivery in the United States. Any significant loss of, or disruption in, local utility and telecommunications services would have a material adverse effect on Silverline’s business, results of operations and financial condition.

Trading stoppages and closures at The Stock Exchange, Mumbai, The National Stock Exchange, The Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad may adversely affect the trading price of ADSs.

          Silverline’s shares are listed in India on The Stock Exchange, Mumbai, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad. Silverline’s shares are also traded on The National Stock Exchange and most major exchanges in India. Over 90% of recent trading in our securities has been carried out on The Stock Exchange, Mumbai and The National Stock Exchange.

          The regulation and monitoring of Indian securities markets and the activities of investors, brokers and other participants differs, in some cases significantly, from those in the United States and Western European countries. Indian stock exchanges have in the past experienced problems, including temporary exchange closures, broker defaults, settlement delays and strikes by brokerage firm employees, which, if these or similar problems were to continue or recur, could affect the market price and liquidity of the securities of Indian companies, including Silverline’s equity shares and ADSs, in both domestic and international markets.

          The Stock Exchange, Mumbai was closed from January 11 through January 13, 1993 due to a riot in Mumbai (Bombay). It was also closed on March 12, 1993 due to a bomb explosion within its premises. From December 14 through December 23, 1993, The Stock Exchange, Mumbai was closed due to a broker’s strike, and from March 20 through March 22, 1995, the Governing Board of The Stock Exchange, Mumbai closed the market due to a default of one of the broker members. Also, on December 8, 1999, trading on The National Stock Exchange was disrupted for over an hour due to an error occurring in computer software. The National Stock Exchange closed for one week during October, 1994 due to failure of the communications satellite. On June 5, 1993, a bomb scare delayed commencement of trading in the Madras Stock Exchange Ltd., Chennai by over an hour following receipt of an anonymous call to the Exchange. There have been several occasions when trading was disrupted for up to five hours on The Stock Exchange, Mumbai due to power outages.

          There have been no closures of The Stock Exchange, Mumbai and The National Stock Exchange in response to “ panic” trading or large fluctuations. The Stock Exchange, Mumbai and the National Stock Exchange do, however, have a specific price band for each security listed. When a price fluctuation exceeds the specified limits of the price band, trading of the security is stopped for that trading session. Such price volatility controls and the specific price bands are decided by each individual exchange and may differ from exchange to exchange. A closure of or trading stoppage on The Stock Exchange, Mumbai and The National Stock Exchange could adversely affect the price of the equity shares represented by the ADSs and would consequently affect the trading price of the ADSs. In addition, the liquidity and trading patterns of securities quoted on The Stock Exchange, Mumbai may be substantially different from those of securities quoted on the New York Stock Exchange. Historical trading prices, therefore, may not be indicative of the prices at which the ADSs will trade in the future. For additional information, please see “Price Range of Silverline’s Equity Shares and ADSs.”

The inadequacy of public records in India means that you may not be able to obtain reliable information about Silverline.

          Information relating to litigation and bankruptcy are not on public record in India and as a result it is difficult to obtain conclusive information on Silverline regarding these matters from searching public records. Even documents which are filed by Silverline may not be available for public inspection if the Registrar of Companies believes that they have not been completely filled in. Consequently, the information publicly available about Silverline may be inadequate and may not contain material documents. In addition, the filing systems in the Registrar of Companies office are manual, not electronic, and otherwise imperfect and documents filed by Silverline may not be available or complete.

Risks Related to the Silverline’s ADSs

Pre-emptive rights in respect of the equity shares underlying the Silverline ADSs may be unavailable to United States ADS holders, which would reduce their proportional ownership interests in Silverline.

          Under Indian law, Silverline must offer holders of its equity shares pre-emptive rights to purchase a proportionate number of shares to maintain their existing ownership prior to the issuance of any new equity shares, unless the pre-emptive rights have been waived by three-fourths of Silverline’s shareholders present and voting at a general meeting. We expect that Silverline’s existing shareholders will waive their pre-emptive rights with respect to the ADSs issuable in the SeraNova merger as described in this proxy statement/prospectus.

          Although the government of India has begun to allow non-resident holders to exercise pre-emptive rights, the government of India could reverse its position in the future. In addition, before U.S. holders may exercise pre-emptive rights, a registration statement under the U.S. Securities Act of 1933 must be effective with respect to the securities relating to such rights, unless an exemption from the registration requirements of the Securities Act is available.

          At the time of any pre-emptive rights offering Silverline will evaluate the costs and potential liabilities associated with filing a registration statement, as well as the perceived benefits of enabling holders of the ADSs to exercise their pre-emptive rights. We cannot assure you that Silverline will file a registration statement or otherwise seek the approval of the government of India.

           If in the future Silverline’s ADS holders are allowed to exercise pre-emptive rights, the equity shares may be issued to the depositary, which may sell them for the benefit of the holders of the ADSs. Silverline cannot assure you of the value, if any, that the depositary would receive upon the sale of those equity shares.

          To the extent that holders of the ADSs are unable to exercise pre-emptive rights, the proportional interests of such holders in our company would be reduced. For additional information regarding the pre-emptive rights of holders of ADSs, please see “Description of Silverline’s Equity Shares” and “Description of American Depositary Shares.”

Holders of ADSs may be restricted in their ability to exercise voting rights.

          As a holder of Silverline ADSs, you generally will have the right under the deposit agreement to instruct the depositary to exercise voting rights for the equity shares represented by your ADSs.

          At Silverline’s request, the depositary will mail you any notice of any shareholders’ meeting received from Silverline, together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. If the depositary receives voting instructions for a holder of ADSs on a timely basis, it will endeavor to vote the securities representing the holder’s ADSs in accordance with those voting instructions. The ability of the depositary to carry out voting instructions, however, may be limited by practical and legal limitations, such as time zone differences and logistical problems, and the terms of the securities on deposit.

          Silverline cannot assure that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. If no voting instructions have been received by the depositary, the depositary will appoint a person designated by Silverline as proxy to vote the securities. For additional information regarding the voting rights of holders of equity shares, please see “Description of Silverline’s Equity Shares—Voting Rights.”

Silverline may experience volatility in its share price, which could negatively affect your investment.

          The trading price of the Silverline ADSs and equity shares may be volatile. Indian securities markets are substantially smaller than the securities markets in the United States and Western Europe and have been extremely volatile from time to time. The market for technology and Internet-related companies also has been extremely volatile and fluctuations often have been unrelated to the operating performance of particular companies. These fluctuations may adversely affect the trading price of Silverline’s shares, regardless of Silverline’s actual operating performance.

Requirements under Indian law relating to the payment of dividends may reduce the value of equity shares underlying the ADSs.

          Under current Indian laws, Silverline may pay cash dividends out of its profits in the year in which the dividend is declared or out of its undistributed profits from previous fiscal years.

          With respect to equity shares issued during a particular fiscal year of Silverline, including equity shares underlying the ADSs issued in the SeraNova merger, cash dividends declared and paid for that fiscal year will be prorated from the date of issuance to the end of Silverline’s fiscal year. As a consequence, the ADSs issued in the merger will trade under the symbol “SLT-d” in a distinct second market on the New York Stock Exchange until the end of the fiscal year of Silverline in which they are issued. This disparity in dividend treatment and separate trading market increases the probability that the price of the ADSs may not trade on par with the price of the equity shares as quoted on the stock exchanges in India on which Silverline’s equity shares are traded or with the existing Silverline ADSs, and may initially reduce the liquidity and impact of the price of the ADSs issued in the merger.

           In addition, to the extent that Silverline distributes cash dividends, if exchange rates fluctuate during a time when the depositary cannot convert Indian rupees into U.S. dollars, you may lose some or all of the value of the distribution.

          Although Silverline’s application has typically paid cash dividends and has no current intention to discontinue these dividend payments, we cannot assure you that any future dividends will be declared or paid or as to the amount of those dividends. For additional information regarding dividends, please see “Silverline’s Dividend Policy,” “Description of Silverline’s Equity Shares—Dividends” and “Description of American Depositary Shares—Dividends and Distributions.”

The market for the ADSs may be illiquid which could increase the volatility in Silverline’s ADS price and reduce the price at which you could sell the ADSs.

          There is no public market for Silverline’s equity shares in the United States. Although holders of the ADSs are entitled to withdraw the equity shares underlying their ADSs from the depositary at any time, under current Indian law, equity shares may not be re-deposited with the depositary. Therefore, the number of outstanding ADSs will decrease to the extent that any equity shares are withdrawn from the depositary, which may adversely affect the market price and the liquidity of the market for the ADSs.

          Although Silverline’s application has been approved to have its ADSs issued in the SeraNova merger listed on the New York Stock Exchange, subject to official notice of issuance, we cannot assure you that any active trading market for the ADSs or Silverline equity shares will be sustained after the merger, or the price at which the ADSs will trade in the public market subsequent to this offering.

Risks Related to Silverline’s Corporate Charter and Share Ownership

Silverline’s officers, directors and affiliated entities, including Silverline Holding, Corp., own a large percentage of Silverline and could significantly control Silverline in ways that might not be favored by its other shareholders and the holders of Silverline ADSs.

          Silverline anticipates that Messrs. Ravi Subramanian and Krishna K. Subramanian, together with entities affiliated with them, including Silverline Holding Corp., will, in the aggregate, effectively own approximately 27% of Silverline’s outstanding equity shares following the completion of the merger. These shareholders may have interests that conflict with those of our other shareholders and, if acting together, these shareholders would likely be able to control most matters requiring approval by our shareholders, including the election of directors and the approval of significant corporate transactions. For example, these shareholders could delay or prevent a change in control of Silverline or discourage a potential acquirer from making a tender offer for or otherwise attempting to obtain control of Silverline, even if such a transaction would be favored by Silverline’s other shareholders.

          In addition, 3.5 million shares of Silverline Holdings Corp. and 6.5 million shares of Silverline Technologies Limited that are held by Silverline’s Chairman are pledged to the bank lending group who could foreclose on those shares in the event of default under the respective loan agreements. If an event of default were to occur under the loan agreements then the control by Silverline Holdings, Corp. and Chairman and Silverline’s existing shareholders would be diminished and a significant block of shares could be held or transferred by the respective lenders who might not act in the best interests of Silverline’s other shareholders.

Compliance with provisions under Indian law could delay or prevent an acquisition of Silverline, even if an acquisition would be beneficial to its shareholders.

          Certain provisions under Indian law may have the effect of delaying, preventing or making more difficult an acquisition or merger of Silverline, even if the acquisition or merger is beneficial to Silverline’s shareholders. Indian law requires any person who acquires 5% or more of Silverline’s equity shares to disclose the same to each stock exchange on which Silverline’s shares are listed in India.

           In addition, if any person or its associates acquires more than 15% of Silverline’s equity shares, that person must publicly offer to acquire another 20% of Silverline’s equity shares. However, no public offer is required if a person who holds between 15% and 75% of Silverline’s equity shares does not acquire more than an additional 5% of Silverline’s equity shares in any 12-month period. These requirements do not apply to the acquisition of ADSs, but will apply upon conversion of ADSs into equity shares.

          Silverline’s charter documents provide for a staggered board of directors, which means that someone would have to wait more than two years before being able to elect enough directors to take over control of Silverline’s board. Silverline currently has nine directors, and its charter documents allow its board to appoint additional directors, up to a maximum of twelve total directors, without shareholder approval.

          These provisions could delay or prevent a change in control of Silverline, impede a business combination or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company which could have a material adverse effect on the market price of the ADSs.

Most of Silverline’s ADSs issued in the merger will be eligible for immediate resale immediately after the merger; substantial sales of ADS shares could cause the market price to fall.

          If SeraNova’s shareholders sell a large number of Silverline ADSs in the public market after the merger, the trading price of Silverline ADSs would decrease dramatically. Further, any perception that these sales could occur would also result in a dramatic decline in the trading price of Silverline shares. These sales also might make it more difficult for Silverline to sell equity or equity-related securities in the future at a time and price that Silverline deems appropriate.

          Upon completion of this merger, approximately 85,422,618 equity shares will be outstanding, including 12,222,618 equity shares represented by 6,111,309 ADSs issued in connection with the merger. (These numbers are based on the assumption that the 6% Series A preferred shares of SeraNova will not be converted into SeraNova common shares before the merger.)

          Four directors and executive officers of SeraNova, Rajkumar Koneru, Nagarjun Valluripalli, Ravi Singh and Rajan Nair, have agreed with Silverline that without Silverline’s written consent, they will not sell on the New York Stock Exchange the Silverline ADSs they receive in the merger for a period of one year from the effective date of the merger. Nevertheless, most of Silverline’s ADSs issued in the merger and most of the other Silverline equity shares and ADSs issued prior to the merger will be freely tradable immediately following the merger. Sales of substantial amounts of Silverline’ s equity shares and ADSs, or the availability of such shares for sale, could materially adversely affect the market price of the Silverline ADSs.

Silverline’s lenders may be entitled to appoint directors to its board of directors.

          Silverline’s articles of association give its lenders, as well as certain Indian public financial institutions, the right to appoint their own nominees to Silverline’s board of directors. A lender may only exercise this right to the extent permitted under its loan or other agreement with Silverline. We have been advised by Silverline’s Indian counsel that this provision is common in the articles of association of other Indian companies.

          Silverline’s articles of association provide that any directors nominated to Silverline’s board by lenders will not be subject to re-election. Indian law limits the number of directors not subject to re-election to be one-third of the total number of directors on Silverline’s board. Directors not subject to re-election include directors nominated by lenders, as well as wholetime directors and managing directors. Wholetime directors work full time for Silverline and are appointed for a fixed term which may be determined by Silverline’s board of directors. Silverline’s existing board includes one wholetime director who has been appointed for a fixed term of 5 years expiring in November, 2003 and no managing directors. Accordingly, the most directors Silverline’s lenders could currently nominate to its board is one-third of the total size of our board. Silverline’s articles of association provide that our maximum board size is 12 directors, however, this number does not include the nominee directors, the wholetime directors and the managing directors.

           Silverline does not currently have any lender nominated directors on its board, and its existing loan agreements do not currently grant its lenders the right to nominate directors. However, Silverline may in the future grant its lenders this right, especially since it is common practice in India for Indian public financial institutions and other lenders to have nominee rights.

THE COMPANIES

SERANOVA, INC.
499 Thornall Street
Edison, New Jersey 08837
Telephone: (732) 362-1601

          SeraNova provides Internet professional services to businesses. Its services enable its clients to combine the scope and efficiencies of the Internet with their existing business processes. SeraNova designs and implements Internet-based software applications that help companies manage procurement, sell products and services, provide customer service, conduct supplier transactions and communicate with their employees over the Internet. Its services include strategy consulting, creative design, technology implementation and maintenance of Internet-based software applications. In all of its client engagements, SeraNova applies its Time-to-Market Approach, its proprietary methodology, to deliver these services. It focuses on five industry markets—financial services, telecommunications, automotive, technology and healthcare. During the last three years, it has provided Internet professional services to over 80 clients. Its clients include Global 5000 companies and emerging Internet-based companies that conduct their business exclusively over the Internet.

          SeraNova was incorporated in New Jersey under the name Infinient, Inc. on September 9, 1999 as a wholly-owned subsidiary of Intelligroup, Inc. Effective January 1, 2000, Intelligroup contributed the assets and liabilities of its Internet solutions group—including SeraNova India which commenced operations in October 1999, the capital stock of Network Publishing, Inc. and the capital stock of the Azimuth Companies—to SeraNova. Intelligroup had acquired the Azimuth Companies in a transaction accounted for as a pooling of interests and had acquired Network Publishing, Inc. through a purchase acquisition. SeraNova began operations in India in October 1999 and the United Kingdom in November 1999.

          On July 5, 2000, Intelligroup distributed to its shareholders all 16,629,413 shares of the SeraNova common stock it held. For each share of Intelligroup common stock held by an Intelligroup shareholder, one share of SeraNova common stock was issued.

          Since the spin-off, SeraNova and Intelligroup have operated independently of each other as separate public companies. Prior to the spin-off, SeraNova entered into the following agreements with Intelligroup: Contribution Agreement; Services Agreement; Space Sharing Agreement; and Tax Sharing Agreement and Distribution Agreement. Such agreements govern its on-going relationship with Intelligroup. For the foreseeable future, such arrangements will continue.

          SeraNova’s website is located at http://www.SeraNova.com. The information contained at its website is not incorporated into and does not constitute a part of this proxy statement/prospectus.

SILVERLINE TECHNOLOGIES LIMITED
1405 MAKER CHAMBER V
NARIMAN POINT,
Mumbai, India 400021

          Silverline is an Indian provider of information technology services. It offers its clients a broad range of these services, including application development, migration and maintenance, and e-business solutions. It has also begun to focus on customer relationship management or CRM services, which enable its clients more effectively to manage their customers as key assets.

          Silverline’s flexible off-shore/off-site delivery capabilities, which it uses on many of its projects, allow it to access highly skilled, relatively low cost information technology professionals in India and to integrate its work on a client project at one of its software development centers with its efforts at the project site. Silverline undertakes engagements both on a project management basis, where they have complete responsibility for managing the project, and, to a lesser extent, on a more integrated basis where its employees work in-house for its clients’ information technology departments. Some of its project management assignments are also done exclusively on-site at the project’s location. Silverline believes that its services are distinguished by its proven processes and methodologies.

          Silverline has approximately 1,650 employees, with about 1,200 in India and 450 in the United States. From 1995 through 1999, Silverline achieved compound annual revenue growth and net income growth of 22% and 29%, respectively. During that same period, its net income increased from $5.7 million to $15.8 million. Silverline focuses on marketing its information technology solutions primarily to companies in industries that have historically devoted relatively large percentages of its overall budgets to information technology, such as business information services, financial services and telecommunications.

          Silverline believes that it offers a number of benefits to its clients which enables it to capitalize on the rapid growth in the information technology services industry:

•
A broad range of information technology services. Silverline provides a broad range of information technology services, including application development, migration and maintenance, and e-business solutions. Silverline has also begun focusing on CRM services.

•
Proven scaleable processes with SEI-CMM Level 4 rating. Silverline’s proven processes and methodologies, which it uses at its three software development centers in India, have been assessed as Level 4 under the Software Engineering Institute’s Capability Maturity Model, or SEI-CMM, a rating system for information technology companies. The Software Engineering Institute is a research development center operated by Carnegie Mellon University.

•
Highly skilled, relatively low cost information technology professionals. By having software development centers in both India and the U.S., Silverline is able to provide near 24-hour service. Silverline’s Indian software development centers are staffed with relatively low-cost professionals, whose average annual wages are historically approximately 10% of that of their U.S. counterparts.

•
Silverline’s in-house training institute. Silverline believes its in-house training facility, the Silverline Institute of Software Technology, addresses its training needs and provides it with a competitive advantage in recruiting and retaining information technology professionals.

•
Silverline’s industry-specific knowledge and experience. Silverline’s extensive knowledge and experience in the business information services, financial services and telecommunications industries reduces Silverline’s learning curve on new engagements in these industries, and allows it to accurately define and deliver tailored solutions that effectively address the challenges that its clients face.

          Silverline’s goal is to be the leading Indian provider of information technology services. Silverline intends to achieve this goal through our business strategy which emphasizes the following elements:

•	Expanding its services offerings;

•	Increasing the services Silverline performs off-shore;

•	Developing and enhancing long-term client relationships;

•	Attracting and retaining skilled personnel;

•	Pursuing strategic acquisitions and relationships; and

•	Capitalizing on its investments in infrastructure.

Recent Developments—Silverline

•
In April 2000, Silverline Technologies, Inc. acquired CIT Canada, a software development firm in Toronto, Canada, for approximately $4.2 million in cash. The firm has approximately $3.1 million in revenues and 70 employees as of December 31, 1999.

•
As of September 2000, Silverline Technologies Limited had invested $30.2 million in its existing wholly owned subsidiary, Silverline Technologies, Inc. for expansion of its sales and marketing operations and to meet the working capital requirements for the expanded scope of the business.

•
In September 2000, Silverline Technologies, Inc. acquired Megasys Software Services Inc., an information technology services provider based in Columbus, Ohio for $6.22 million. Megasys had approximately $10 million in revenues as of December 1999 and 149 employees.

•
Silverline Technologies, Inc. invested $5 million for a 36% stake in the equity of Expo 24-7.com, a U.K. based company and $6.5 million for a 15% stake in the equity of Unified Herbal, a U.K. based company.

•
In October 2000, Silverline acquired its second largest customer, Sky Capital International Ltd., a Hong Kong based information technology consulting company for cash consideration of $22 million. The company had $24.3 million in revenues for the year ended June 30, 2000 and 100 professionals as of June 30, 2000. Sky Capital has an existing blue-chip client base, including AT& T, Cable & Wireless, Cathay Pacific, Lehman Brothers, Standard Chartered, and ITSD. Sky Capital has an expansive network of information technology professionals and sales and recruiting teams, including bilingual human resources pool in Hong Kong and Japan.

•
Silverline has finalized an investment and a strategic alliance agreement with TIS Worldwide, Inc. (or “TIS”), an e-business solutions integrator that specializes in delivery of Internet-based applications to help corporations increase and improve customer services. Silverline has agreed to invest $12.5 million for a 6% stake in TIS. Silverline will be TIS’s exclusive Indian supplier for all software development services for a period of three years. This investment is subject to Indian regulatory approvals. TIS has operations in 10 offices with over 600 professionals.

THE SPECIAL MEETING

          We are furnishing this proxy statement/prospectus to shareholders of SeraNova as part of the solicitation of proxies by SeraNova’s board of directors for use at the special meeting.

Date, Time and Place

          SeraNova will hold the special meeting at the offices of                                                      at 10:00 a.m., local time, on                                                     , 2001.

Purpose of Special Meeting

          At the special meeting, we are asking holders of SeraNova common stock to approve the agreement and plan of merger among Silverline Technologies Limited (or “Silverline”), Silverline Acquisition Corp., Silverline Technologies, Inc. and SeraNova.

           SeraNova’s board of directors has determined that the merger is fair to, and in the best interests of, SeraNova shareholders, has unanimously approved the agreement and plan of merger and unanimously recommends that SeraNova shareholders vote “for” approval of the amended and restated agreement and plan of merger.

Record Date; Stock Entitled to Vote; Quorum

          Only holders of record of SeraNova common stock at the close of business on                      , the record date, are entitled to notice of and to vote at the special meeting. On the record date,              shares of SeraNova common stock were issued and outstanding and held by            holders of record. Each share of SeraNova common stock is entitled to one vote. SeraNova common stock is the only outstanding class or series of SeraNova’s securities entitled to vote on the agreement and plan of merger.

          The presence of holders of SeraNova common stock (in person or by proxy) entitled to cast a majority of the votes at the special meeting will make up a quorum. If the quorum is not present at the special meeting, we expect that the meeting will be adjourned or postponed to solicit additional proxies.

Vote Required

          The affirmative vote of a majority of the votes cast by the holders of the shares of SeraNova common stock outstanding on the record date is required to approve the agreement and plan of merger.

          Shares of SeraNova common stock represented at the special meeting but not voting, including abstentions, will be treated as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. If you mark the proxy card to abstain from voting, you will in effect be casting a vote against the agreement and plan of merger. If you do not send in a proxy card or cast a vote at the special meeting, you will not affect the outcome of the vote so long as a quorum is present at the special meeting.

          Brokers who hold shares as nominees will not have discretionary authority to vote such shares for or against approval of the agreement and plan of merger in the absence of voting instructions from the beneficial owners.

          On the record date, 3,869,541 shares of SeraNova common stock, or about 22.1% of those outstanding, were held by directors and executive officers of SeraNova and their affiliates, and they have advised Silverline that they intend to vote all their shares for approval of the agreement and plan of merger. In addition, four directors and executive officers of SeraNova—Rajkumar Koneru, Nagarjun Valluripalli, Ravi Singh and Rajan Nair—have entered into an agreement with Silverline in which they have granted an irrevocable proxy to Silverline representatives to vote their shares of SeraNova stock for approval of the agreement and plan of merger and against any other proposal for any recapitalization, merger, sale of assets or other business combination between SeraNova and any other person or entity. On the record date for the special meeting, these shareholders in the aggregate owned 3,863,941 shares of SeraNova common stock, or about 22.07% of those outstanding. This agreement also provides that these shareholders may not sell on the New York Stock Exchange the Silverline ADSs they receive in the merger for a period of one year from the effective date of the merger without Silverline’s written consent.

Voting of Proxies

          All shares represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by the holders. PROPERLY EXECUTED AND DATED PROXIES THAT DO NOT INDICATE VOTING INSTRUCTIONS WILL BE VOTED “FOR” APPROVAL OF THE AGREEMENT AND PLAN OF MERGER.

           The persons named as proxies may propose and vote for one or more adjournments or postponements of the special meeting, including adjournments or postponements to permit further solicitation of proxies. No proxy voted against the proposal to approve the agreement and plan of merger will be voted in favor of any adjournment or postponement.

Revocation of Proxies

          The grant of a proxy on the enclosed proxy card does not preclude you from voting in person at the special meeting. You may revoke a proxy at any time prior to its exercise of the special meeting by submitting to the Secretary of SeraNova a duly executed revocation of proxy or a duly executed proxy bearing a later date, or by voting in person at the special meeting. Attendance at the special meeting will not in itself constitute revocation of a proxy previously granted.

Solicitation of Proxies

          In addition to solicitation by mail, the directors, officers and employees of SeraNova may without any additional compensation solicit proxies from shareholders in person, by telephone or other electronic means. A proxy solicitation may be used.

          PLEASE DO NOT SEND SERANOVA STOCK CERTIFICATES WITH YOUR PROXY CARD. A transmittal letter with instructions for the surrender of SeraNova stock certificates will be mailed to you as soon as practicable after completion of the merger.

PRO FORMA FINANCIAL DATA

          The pro forma income statement information for the year ended December 31, 1999, and the nine months ended September 30, 2000, gives effect to the pro forma adjustments arising from the acquisitions by Silverline Technologies Limited of SeraNova, Inc. and Sky Capital International Limited as if such acquisitions occurred on January 1, 1999. The pro forma balance sheet information as of December 31, 1999 and September 30, 2000, gives effect to the pro forma adjustments arising from the acquisitions by Silverline Technologies Limited of SeraNova, Inc. and Sky Capital International Limited as if such acquisitions took place on September 30, 2000.

          The pro forma combined condensed statements of earnings are not necessarily indicative of the operating results which would have been achieved had Silverline Technologies Limited, SeraNova, Inc. and Sky Capital International Limited been combined during such periods, and should not be construed as representative of future operations.

          These pro forma combined condensed financial statements should be read in conjunction with the historical consolidated financial statements and the notes thereto of Silverline Technologies Limited, SeraNova, Inc. and Sky Capital International Limited appears elsewhere in this Proxy Statement—Prospectus.

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

In Thousands Except Per Share Data

	September 30, 2000
	Historical			Pro Forma Adjustments
	Silverline Technologies Limited	SeraNova, Inc.	Sky Capital International	SeraNova, Inc.		Sky Capital International		Pro Forma Combined
(in U.S. $)
ASSETS
Current assets:
Cash and cash equivalents	$ 17,991	$ 4,911	$12,097					$ 34,999
Short term investments	30,607							30,607
Accounts receivable—net	48,222	17,154	3,613					68,989
Other current assets		5,250						5,250
Unbilled services	3,035	8,782						11,817
Prepaid expenses	61,155							61,155

Total current assets	161,010	36,097	15,710					212,817
Property, plant and equipment, net	36,313	8,500	88					44,901
Note receivable								—
Deposits			133					133
Deferred income taxes	842							842
Investments	11,680		611					12,291
Intangible assets—net	18,164	2,871		85,952	(1)	18,108	(1)	125,095
Other assets	500	739						1,239

	31,186	3,610	744	85,952		18,108		139,600

TOTAL ASSETS	$228,509	$ 48,207	$16,542	$ 85,952		$18,108		$397,318

Current liabilities:
Accounts payable and accrued expenses	$ 9,404	$ 7,638	$11,038					$ 28,080
Notes payable		11,686						11,686
Advance from customers	49							49
Current portion of long-term debt	7,724	37						7,761
Line of credit payable	12,382	9,921	168					22,471
Other accrued liabilities	8,928		576					9,504

Total current liabilities	38,487	29,282	11,782					79,551
Long term debt	3,148	580	868					4,596
Convertible preferred stock and warrants		7,970						7,970
Total stockholder’s equity	186,874	10,375	3,892	85,952		18,108		305,201

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$228,509	$48,207	$16,542	$ 85,952		$18,108		$397,318

(1)	Reflects goodwill and related amortization arising from acquisition. Goodwill is amortized over a 7-year period.

See Notes to Pro Forma Combined Condensed Financial Statements

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME

In Thousands Except Per Share Data

	For the year ended December 31, 1999
	Historical			Pro Forma Adjustments
	Silverline Technologies Limited	SeraNova, Inc.	Sky Capital International	SeraNova, Inc.	Sky Capital International	Pro Forma Combined
Net Revenue	$87,577	$ 39,795	$19,289			$146,661
Cost of sales	49,446	22,475	17,139			89,060

Gross Profit	38,131	17,320	2,150			57,601

Selling, general and administrative expenses	13,141	17,605	536			31,282
Deferred stock compensation amortization	532	0	0			532
Depreciation and amortization	4,095	1,131	0	12,279 (1)	2,587 (1)	20,092

Total Operating Expenses	17,768	18,736	536	12,279	2,587	51,906

INCOME (LOSS) FROM OPERATIONS	20,363	(1,416)	1,614	(12,279)	(2,587)	5,695
Other income (expense)—net	(1,380)	(80)	199			(1,261)

INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEM	18,983	(1,496)	1,813	(12,279)	(2,587)	4,434
Provision (Benefit) for income taxes	2,808	(235)	289			2,862

Income (Loss) before extraordinary item	16,175	(1,261)	1,524	(12,279)	(2,587)	1,572
Extraordinary item (net of taxes)	375	0	0			375

NET (LOSS) INCOME	$15,800	$ (1,261)	$ 1,524	$(12,279)	$(2,587)	$ 1,197

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME

In Thousands Except Per Share Data

	Nine Months ended September 30, 2000
	Historical			Pro Forma Adjustments
	Silverline Technologies Limited	SeraNova, Inc.	Sky Capital International	SeraNova, Inc.	Sky Capital International	Pro Forma Combined
Net Revenue	$100,451	$59,287	$17,191			$176,929
Cost of sales	52,379	29,550	14,938			96,867

Gross Profit	48,072	29,737	2,253			80,062

Selling, general and administrative expenses	18,399	35,062	601			54,062
Deferred stock compensation amortization	1,838	0	0			1,838
Depreciation and amortization	3,234	1,862	0	9,209 (1)	1,940 (1)	16,245

Total Operating Expenses	23,471	36,924	601	9,209	1,940	72,145

INCOME (LOSS) FROM OPERATIONS	24,601	(7,187)	1,652	(9,209)	(1,940)	7,917
Other income (expense)—net	3,205	(879)	128			2,454

INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEM	27,806	(8,066)	1,780	(9,209)	(1,940)	10,371
Provision (Benefit) for income taxes	3,811	(2,934)	288			1,165

Income before extraordinary item	23,995	(5,132)	1,492	(9,209)	(1,940)	9,206
Extraordinary item (net of taxes)

NET INCOME (LOSS)	$ 23,995	$(5,132)	$ 1,492	$(9,209)	$(1,940)	$ 9,206

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

          The unaudited pro forma combined condensed balance sheet data as of September 30, 2000 is based on the unaudited historical balance sheet of as of September 30, 2000, after giving effect to: (i) the acquisitions of the Seranova, Inc. and Sky Capital International Limited, as if it had occurred at September 30, 2000, (ii) the resultant pro forma adjustments described in the notes. The unaudited pro forma condensed consolidated income statement data for the year ended December 31, 1999 and for the period ended September 30, 2000, is based on Silverline’s audited historical income statement data for the year ended December 31, 1999 and unaudited income statement data for the period ended on September 30, 2000, after giving effect to (i) the acquisitions of the SeraNova, Inc. and Sky Capital International Limited as if they had occurred on January 1, 1999 (ii) the payment of the purchase price in stock as if it had occurred on January 1, 1999 and (iii) the resultant pro forma adjustments described in the notes.

          The unaudited pro forma condensed consolidated financial data are based upon and should be read in conjunction with the assumptions set forth in the accompanying notes. The unaudited pro forma condensed consolidated financial data are intended for information purposes only and are not necessarily indicative of the results that would have actually occurred had the transactions described above occurred on the dates indicated, or of any future results. The unaudited pro forma condensed consolidated financial data are based upon assumptions that Silverline and SeraNova believe are reasonable and should be read in conjunction with the historical Financial Statements and the notes thereto of the Silverline Technologies Limited included elsewhere in this proxy statement/Prospectus.

THE MERGER

SeraNova’s Reasons for the Merger and Board of Directors Recommendation

          In reaching its decision to approve the amended and restated agreement and plan of merger and to recommend its approval by SeraNova shareholders, the SeraNova board of directors consulted with its management team and advisors and independently considered the proposed amended and restated agreement and plan of merger and the transactions contemplated therein. The following discussion of the factors considered by the SeraNova board of directors in making its decision is not intended to be exhaustive but includes all material factors considered by the SeraNova board of directors.

          The SeraNova board of directors considered the following factors as reasons that the merger will be beneficial to SeraNova and its shareholders:

•	the benefit of access to Silverline’s strong offshore delivery model which will enable SeraNova’s business to significantly reduce its cost and finally achieve profitability;

•
the access afforded to SeraNova’s services through Silverline’s established relationships with large business organizations and enterprises and with major customers, sales and marketing resources and distribution channels; and

•
the belief that, through a reorganization, the opportunity to own Silverline ADSs would provide SeraNova shareholders with greater future liquidity in the security of an attractive company that could capitalize on the business prospects of Silverline and provide a better return on shareholder investment.

          In the course of its deliberations, the SeraNova board of directors reviewed with SeraNova management a number of other factors relevant to the merger. In particular, the SeraNova board of directors considered, among other things:

•
information relating to the business, assets, management, competitive position and operating performance of SeraNova, including the prospects of SeraNova if it were to continue as an independent company;

•
the financial presentation of Punk, Ziegel & Company, including its opinion described under “Opinion of SeraNova’s Financial Advisor” on page    , to the effect that, as of the date of such opinion, the exchange ratio was fair from a financial point of view, to the holders of SeraNova common stock;

•	the likelihood that the merger would be completed; and

•	the expected qualification of the merger as a reorganization under Section 368(a) of the Internal Revenue Code.

          The SeraNova board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including:

•	the risk that the operations of Silverline and SeraNova might not be successfully integrated;

•	the risk that, despite the efforts of SeraNova and Silverline after the merger, key personnel might leave SeraNova;

•	the risk that the potential benefits of the merger might not be fully realized; and

•	the risk that the market price for Silverline ADSs might decline.

          In view of the variety of factors considered in connection with its evaluation of the amended and restated agreement and plan of merger, the SeraNova board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determination. In addition, individual members of the SeraNova board of directors may have given different weight to different factors.

          After careful consideration SeraNova’s board of directors unanimously determined that the terms of the amended and restated agreement and plan of merger and the merger are fair to, and in the best interests of, SeraNova and its shareholders and has unanimously approved the amended and restated agreement and plan of merger and the merger. The SeraNova board of directors unanimously recommends that the shareholders of SeraNova vote “for” approval of the amended and restated agreement and plan of merger.

Silverline’s Reasons for the Merger

          In reaching its decision to approve the agreement and plan of merger, the Silverline board of directors considered the following factors as reasons that the merger will be beneficial to Silverline and its shareholders:

•	The merger will help Silverline to strengthen its e-business consulting practice;

•	The merger will provide Silverline with entrée into the automobile industry; and

•	The merger will help Silverline to deepen its financial services client base.

Opinion of SeraNova’s Financial Advisor

          SeraNova engaged Punk, Ziegel & Company, L.P. (or “Punk, Ziegel”) to act as its financial advisor in connection with the merger and to render a fairness opinion. On October 27, 2000 the SeraNova board of directors met to review the proposed merger with Silverline and the final terms of the agreement and plan of merger. At the October 27, 2000 meeting, Punk, Ziegel delivered to the SeraNova board of directors its oral and written fairness opinion to the effect that, as of such date, the consideration to be received by holders of SeraNova common stock was fair to such holders from a financial point of view .

          The full text of Punk, Ziegel’s fairness opinion dated October 27, 2000, which sets forth certain of the assumptions made, procedures followed, matters considered and limits of the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference in its entirety. SeraNova shareholders are urged to, and should, read the Punk, Ziegel opinion carefully and in its entirety. The Punk, Ziegel opinion addresses only the fairness of the merger exchange ratio to holders of SeraNova common stock from a financial point of view as of the date of such opinion, and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matter related to the proposed merger. The summary of the Punk, Ziegel opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Punk, Ziegel’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Punk, Ziegel as of, the date of such opinion. Subsequent developments may affect its opinion and Punk, Ziegel does not have any obligation to update, revise, or reaffirm such opinion.

          In arriving at its opinion, Punk, Ziegel reviewed, analyzed and considered such financial and other factors as it deemed appropriate under the circumstances, including among other things, the following: (i) certain publicly available financial statements and other information of Silverline and SeraNova; (ii) certain internal financial statements and other financial and operating data concerning Silverline and SeraNova prepared by the managements of Silverline and SeraNova, respectively; (iii) discussions with senior executives of Silverline concerning the past and current operations and financial condition and the prospects of Silverline, including information relating to certain strategic, financial and operational benefits anticipated from the merger; (iv) discussions with senior executives of SeraNova concerning the past and current operations and financial condition and the prospects of SeraNova, including information relating to certain strategic, financial and operational benefits anticipated from the Merger; (v) an analysis of the pro forma impact of the Merger on the earnings per share of Silverline; (vi) the historical reported prices and trading activity for the Silverline ADSs and SeraNova common stock; (vii) comparisons of the financial performance of Silverline and SeraNova and the prices and trading activity of the Silverline ADSs and SeraNova common stock with that of certain other publicly-traded companies and their securities; (viii) an analysis of the contribution of revenues from Silverline and SeraNova to the combined company; and (ix) the terms of the agreement and plan of merger.

          In preparing its opinion, Punk, Ziegel relied, without independent verification, on (i) the accuracy and completeness of all of the financial and other information (including oral information) provided to them by the managements of SeraNova and Silverline or which was publicly available; (ii) the assurances of SeraNova and Silverline management that they were not aware of any facts that would make such information inaccurate or misleading; (iii) the assessment by the managements of SeraNova and Silverline concerning (A) their ability to retain key employees of Silverline and SeraNova, (B) the strategic and other benefits expected to result from the merger, (C) the timing and risks associated with the integration of Silverline and SeraNova; (D) the validity of, and risks associated with, Silverline’s and SeraNova’s existing and future technologies, services or business models; and (E) the operations and financial prospects of Silverline and SeraNova in any future period. Punk, Ziegel also did not make any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of Silverline or SeraNova, nor were they furnished with any such evaluation or appraisal.

          The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Accordingly, Punk, Ziegel believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Punk, Ziegel’s opinion. In its analyses, Punk, Ziegel made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Silverline and SeraNova. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Punk, Ziegel assumes no responsibility for and expresses no view as to the publicly available estimates of research analysts (and the assumptions and bases therefor) of each of Silverline and SeraNova that were used in the analyses made by Punk, Ziegel. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold. Punk, Ziegel’s opinion and financial analyses were only one of many factors considered by the SeraNova board of directors in its evaluation of the merger.

           In connection with its presentation to SeraNova’s board of directors on October 27, 2000, Punk, Ziegel advised SeraNova’s board of directors that, in evaluating the merger exchange ratio, Punk, Ziegel had performed a variety of financial analyses with respect to Silverline and SeraNova. Certain of these financial analyses are summarized below.

Comparable Stock Price Performance

          Using publicly available information, Punk, Ziegel analyzed the relative stock price performance of Silverline ADSs and SeraNova common stock as well as a selected group of other publicly traded Internet professional services companies (including Agency.com Ltd., IMRglobal Corp., iXL Enterprises, Inc., Organic, Inc., Rare Medium Group Inc., Razorfish, Inc., U.S. Interactive, Inc. and Viant Corporation, collectively the “Public Comparables”) and the Bloomberg US eServices/consulting index during the same periods. Stock price performance was measured for the period from July 6, 2000 through October 26, 2000 and stock price performance since the 52-week high trading price of each company. This analysis indicated that SeraNova’s and Silverline’s stock prices have generally decreased less than the stock prices of the Public Comparables and the Bloomberg eServices/consulting index, with Silverline’s relative stock price performance for both measured periods being better than SeraNova’s and the Public Comparables.

Peer Group Enterprise Value Premium Comparison

          Punk, Ziegel calculated for each of the Public Comparables the ratio of enterprise value (defined as market capitalization plus total debt less cash and cash equivalents) to revenues and estimated revenues for recent and future fiscal year periods. Using the median of such ratios for the Public Comparables, Punk, Ziegel then calculated the implied equity value range per share for SeraNova common stock and implied premium of the SeraNova/Silverline merger exchange ratio over such value range. This analysis suggested that the agreed SeraNova/Silverline merger exchange ratio reflects a 90.0%, 78.8% and 54.3% implied premium to an exchange ratio based on the median peer group comparison of revenues for the last 12 months, estimated 2000 revenues, and estimated 2001 revenues, respectively. It should be noted that no company included in the Public Comparables is identical to SeraNova or Silverline.

Precedent Acquisition Analysis

          Punk, Ziegel reviewed four transactions involving acquisitions in the Internet professional services industry and analyzed the consideration offered, the premium paid and the implied transaction value multiples proposed to be paid in connection with such acquisitions. Punk, Ziegel calculated the multiple of enterprise value to the last twelve month revenue for each selected precedent transaction (and then adjusted this to reflect the change in the stock price of each precedent transaction acquirer from the time of the precedent transaction announcement to October 26, 2000). This analysis resulted in an implied exchange ratio for the Silverline/SeraNova merger of 0.33 (compared to the actual merger exchange ratio of 0.35) calculated on the basis of Silverline’s closing stock price on October 26, 2000. Punk, Ziegel also compared the premium paid over SeraNova’s closing share price for various periods (being the one trading day, five trading days and ten trading days prior to transaction announcement) to the corresponding premiums for the precedent transactions. For all three periods the Silverline/SeraNova premium was above the median premium of the precedent transactions, and for the five and ten trading day periods it was near or above the highest premium paid in the precedent transactions.

Exchange Ratio Analysis

          Punk, Ziegel compared the average of the daily ratios of the closing price of SeraNova common stock to the closing price of Silverline ADSs over various periods ending on October 26, 2000 (including the last one, five, ten, twenty, thirty and sixty trading day periods). The proposed merger exchange ratio was higher than the average exchange ratio of the companies’ closing prices for all periods analyzed over the last sixty trading days prior to October 26, 2000.

Pro Forma Contribution Analysis

          Punk, Ziegel analyzed the relative contribution by SeraNova and Silverline with respect to certain financial data for the pro forma combined company. This analysis indicated that the SeraNova common shareholders’ pro forma ownership percentage of the pro forma combined company will be 15.4%, and the relative contribution by SeraNova with respect to revenue or estimated revenue for the pro forma combined company was as follows: for the last twelve months—33.8%, for estimated 2000—38.7% and for estimated 2001—43.6%.

          Punk, Ziegel, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings of equities, private placements and valuations for corporate and other purposes.

          Pursuant to an engagement letter between Punk, Ziegel and SeraNova, SeraNova agreed to pay a non-refundable fee of $250,000 upon delivery of the fairness opinion and, at the time of consummation of the merger, an additional $450,000. SeraNova has also agreed to reimburse Punk, Ziegel for its reasonable out-of-pocket expenses and to indemnify it against certain expenses and liabilities in connection with its services as financial advisor, including those arising under federal securities laws.

          In the ordinary course of its business, Punk, Ziegel actively trades the equity securities of SeraNova for Punk, Ziegel’s own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Punk, Ziegel makes a market in, and provides research coverage on, SeraNova and Intelligroup, Inc., the company from which SeraNova was spun off.

          Ravi Singh, SeraNova’s chief financial officer and executive vice president and a director of SeraNova, was from August 1998 to October 1999 a managing director and head of technology investment banking at Punk, Ziegel.

Interests of Directors and Management of SeraNova in the Merger

          In considering the recommendation of the SeraNova board of directors in favor of the merger, you should be aware that the directors and executive officers of SeraNova have interests in the merger that are different from, or in addition to, the interests of shareholders of SeraNova generally. These interests relate to or arise from:

•	conversion of SeraNova stock options into Silverline stock options and accelerated vesting of options;

•	the continued indemnification of current directors and officers of SeraNova;

•	the retention of executive officers as employees of Silverline or SeraNova after the merger; and

•
potential settlements for SeraNova stock-options held by non-employee directors, Jim Abbott and Nagarjun Valluripalli, which cannot be converted into options for Silverline ADSs pursuant to the requirements of Indian law.

          Except as described below, those persons have, to the knowledge of Silverline and SeraNova, no material interest in the merger apart from those of shareholders generally. The SeraNova board of directors was aware of, and considered the interests of, their directors and executive officers when it approved the agreement and plan of merger.

Stock Options

          Upon completion of the merger, Silverline will assume SeraNova’s obligations under all of SeraNova’s outstanding employee stock options, which will become options to purchase Silverline ADSs in a number and at an exercise price which will reflect the exchange ratio of SeraNova common stock for Silverline ADSs in the merger. In addition, Silverline will, as promptly as practicable after the closing of the merger, register the Silverline ADSs issuable upon exercise of these options under the Securities Act of 1933.

          As of the record date for the special meeting, the executive officers and directors of SeraNova were the holders of options to purchase an aggregate of 2,772,711 shares of SeraNova options at prices ranging from $2.52 to $6.51 per share. The following table sets forth information as to these SeraNova options and how they would be converted into Silverline options:

	SeraNova options		Silverline options
	No. of SeraNova shares(a)	Exercise price	No. of ADSs(b)	Exercise price(b)
Rajkumar Koneru	777,938	$2.52	272,278	$ 7.20
Ravi Singh	466,763	2.52	163,367	7.20
Rajan Nair	466,763	2.52	163,367	7.20
Nagarjun Valluripalli	300,000	6.51	105,000	18.60
Richard Bevis	50,000	2.52	17.500	7.20
Tarun Chandra	350,072	2.52	122,525	7.20
Ashok Roy	311,175	2.52	108,911	7.20
James E. Abbott	50,000	3.25	17,500	9.29

(a)
The merger will result in the acceleration of the vesting of options for the following numbers of shares of SeraNova common stock, which would not otherwise vest within 60 days of the record date: Mr. Koneru —328,458 shares; Mr. Singh—197,072 shares; Mr. Nair—280,058 shares; and Mr. Abbott—50,000 shares. When these options are converted into Silverline options at the effective time of the merger, they will be fully vested and exercisable.

(b)
The exercise price may have to be adjusted to comply with Indian government regulations requiring a minimum exercise price at fair market value at the date of when the options are converted, with a maximum permissible discount from fair market price of 10%. To reflect that exercise price, the number of ADSs will be adjusted using the Black-Scholes option pricing model, to result in the same total option value.

Employment Agreements

          SeraNova and certain of its executive officers have entered into employment agreements which will continue after the merger.

          SeraNova has an employment agreement with Rajkumar Koneru, its president, chief executive officer and chairman of the board, which expires on September 9, 2002. This agreement automatically renews for additional successive one-year terms unless otherwise terminated by either party upon 60 days written notice prior to the expiration of the term then in effect. The annual salary provided under this agreement is $350,000 together with an annual bonus of not less than $150,000 per year. If Mr. Koneru’s employment is terminated without cause, the agreement provides that Mr. Koneru will receive his annual base salary for the full term of such agreement, as well as continued coverage under all of SeraNova’s benefit plans, programs and policies to the extent required by law. Also, Mr. Koneru has agreed that during the term of his employment agreement and for one year thereafter, he will not interfere with SeraNova’s customer relationships or solicit its executives or affiliates.

          SeraNova has an employment agreement with Ravi Singh, its chief financial officer, which expires on September 9, 2002. This agreement automatically renews for additional successive one-year terms unless otherwise terminated by either party upon 90 days written notice prior to the term then in effect. The annual salary provided under this agreement is approximately $250,000 together with an annual bonus of not less than $100,000 per year. If Mr. Singh’s employment is terminated without cause, the agreement provides for a severance payment equal to one year of salary, bonus, benefit payments and coverage. Mr. Singh has agreed that during the term of his employment agreement and, if his employment is terminated for cause, permanent incapacity or by Mr. Singh without good reason, for a period of one year thereafter, he will not compete with SeraNova. Mr. Singh has also agreed that during the term of his agreement and for one year thereafter, he will not interfere with SeraNova’s customer relationships. The agreement also provides that Mr. Singh maintain the confidentiality of information about SeraNova and its business. Also, Mr. Singh has agreed to assign and transfer to SeraNova all his title and right to inventions and works in SeraNova’s business.

          SeraNova has an employment agreement with Rajan Nair, its chief operating officer. The annual salary provided under this agreement is $250,000. Either party may terminate the agreement without cause upon 30 days written notice. If Mr. Nair’s employment is terminated without cause, the agreement provides for a severance payment equal to six months salary. The agreement provides that Mr. Nair maintain the confidentiality of SeraNova’s information and its business. Mr. Nair has also agreed to assign and transfer to SeraNova all of his title and right to inventions and works in its business. Also, during the term of the agreement and for one year thereafter, Mr. Nair has agreed not to solicit or accept similar business from SeraNova’s customers or prospective customers, interfere with SeraNova’s customer relationships or solicit its executives and individual contractors.

          Rajan Nair, SeraNova’s chief operating officer, and Ragu Rajagopal, SeraNova’s chief executive officer in India, will enter into employment retention agreements prior to the merger in form and substance reasonably satisfactory to Silverline.

Indemnification and Insurance

          The agreement and plan of merger provides that Silverline will fulfill and honor in all respects the obligations of SeraNova to indemnify each person who is or was a director or officer of SeraNova pursuant to any indemnification provision of the SeraNova certificate of incorporation or by-laws as each was in effect on the date of the agreement and plan of merger, and pursuant to the existing indemnification agreements between SeraNova and each such director or officer. Silverline will cause to be maintained for six years after the merger directors’ and officers’ liability insurance for acts or omissions of each person who is or was a director or officer of SeraNova which occur prior to the merger under customary terms and conditions.

          Section 14A:3-5 of the New Jersey Business Corporation Act permits each New Jersey business corporation to indemnify its directors, officers, employees and agents against expenses and liabilities in connection with any proceeding involving such persons by reason of his serving or having served in such capacities or for each such person’s acts taken in his capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, if he had no reasonable cause to believe his conduct was unlawful, provided that any such proceeding is not by or in the right of the corporation.

          Article XI of SeraNova’s by-laws specifies that it will indemnify its directors, officers, employees and agents to the extent such parties are a party to any action because he was a director, officer, employee or agent of SeraNova. This provision of the by-laws is deemed to be a contract between SeraNova and each director and officer who serves in such capacity at any time while such provision and the relevant provisions of the New Jersey Business Corporation Act are in effect, and any repeal or modification of Articles XI of the by-laws shall not adversely affect any right or protection under Article XI of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

          SeraNova has entered into indemnification agreements with each of its officers and directors pursuant to which it has agreed to indemnify such parties to the full extent permitted by New Jersey law.

Employee Matters

          During the one-year period following the effective time of the merger (or the “Transition Period”), Silverline will maintain employee benefit plans, programs and policies for the employees of SeraNova and its subsidiaries which, in the aggregate, are substantially comparable to the employee benefit plans, programs and policies provided by SeraNova and its subsidiaries before the merger (other than SeraNova’s employees stock purchase plan). Furthermore, no employee of SeraNova or a subsidiary of SeraNova shall have his or her base hourly rate of pay, base salary or bonus opportunity reduced during the Transition Period except to the extent such reduction is called for as a result of a violation of Silverline’s generally applicable policies or a failure to satisfy Silverline’s generally applicable performance standards for similarly situated Silverline employees.

          During the one-year period following the Transition Period, the employees of SeraNova and each subsidiary of SeraNova will be eligible to participate in employee benefit plans, programs and policies which, in the aggregate, are substantially comparable to the employee benefit plans, programs and policies maintained by Silverline for similarly situated employees.

          Each employee of SeraNova and each subsidiary of SeraNova will receive full credit under each applicable Silverline plan, program or policy for his or her service as an employee of SeraNova and any subsidiary of SeraNova on the same basis that he or she would have received such credit if such service had been completed as an employee of Silverline for purposes of satisfying any service requirement to participate in such plan, program or policy (including any plan, program or policy which provides post-retirement medical benefits) and any service requirement to receive a non-forfeitable interest in the benefit, under such plan, program or policy and any service requirement to become eligible for any early requirement benefit under any pension plans maintained. Furthermore, if any such Silverline plan, program or policy has any active employment requirements, pre-existing condition requirements, co-pay, coinsurance or deductible requirements in effect for a year and an employee of SeraNova or a subsidiary of SeraNova had satisfied (or had made payments towards satisfying) such requirements for a part of such year as a participant in a SeraNova plan, program or policy, such employee shall receive full credit for satisfying (or for payments made towards satisfying) such requirements in the Silverline plan, program or policy for such year when he or she begins to participate in such plan, program or policy and any such co-pay, coinsurance or deductible requirements for such year under the Silverline plan, program or policy shall be no greater than the co-pay, coinsurance or deductible requirement under the SeraNova plan, program or policy for such year.

Accounting Treatment

          The merger will be accounted for under the “purchase” method of accounting in accordance with generally accepted accounting principles. Silverline expects the purchase price to exceed the fair value of the identifiable tangible and intangible assets of SeraNova. Such excess will be allocated to goodwill. The merger is expected to result in a periodic charge against earnings for the related amortization of such intangible assets and goodwill.

Conversion of Shares; Procedures for Exchange of Certificates

          The conversion of SeraNova stock into the right to receive Silverline ADSs will occur automatically at the effective time of the merger. Silverline will deposit with Morgan Guaranty Trust Company (or another institution selected by Silverline and acceptable to SeraNova), the exchange agent for the benefit of the holders of SeraNova stock, certificates representing the ADSs of Silverline to be issued pursuant to the agreement and plan of merger. As soon as practicable after the merger, the exchange agent will send a transmittal letter to each former SeraNova shareholder. The transmittal letter will contain instructions for obtaining Silverline ADSs in exchange for shares of SeraNova common stock. PLEASE DO NOT SEND YOUR SERANOVA STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

           After the merger, each certificate that previously represented shares of SeraNova stock will represent only the right to receive the Silverline ADSs into which those shares were converted in the merger and the right to receive cash for any fractional Silverline ADS as described below.

          Until holders of certificates previously representing SeraNova common stock have surrendered those certificates to the exchange agent for Silverline ADSs, they will not receive dividends or distributions on such Silverline ADSs with a record date after the merger, and will not receive cash for any fractional Silverline ADS. When holders surrender those certificates, they will receive any unpaid dividends and any cash for any fractional Silverline ADS without interest.

          Upon surrender of certificates previously representing SeraNova stock, together with the letter of transmittal described above duly executed and such other documents as the exchange agent may reasonably require, the holder will be entitled to receive (1) a certificate representing the number of whole Silverline ADSs into which the SeraNova stock, represented by the surrendered certificates, will have been converted at the effective time of the merger, and (2) cash in lieu of any fractional Silverline ADS in accordance with the amended and restated agreement and plan of merger.

          [In the event of a transfer of ownership of SeraNova common stock which is not registered in the records of SeraNova’s transfer agent, a certificate representing the proper number of Silverline ADSs may be issued to a person other than the person in whose name the certificate so surrendered is registered if:

•	that certificate is properly endorsed and otherwise is in proper form for transfer; and

•
the person requesting the issuance (1) pays to the exchange agent any transfer or other taxes resulting from the issuance of Silverline ADSs in a name other than that on the surrendered certificate, or (2) establishes to the satisfaction of the exchange agent that tax has been paid or is not applicable.]

          All shares of Silverline ADSs issued upon conversion of shares of SeraNova common stock, including any cash paid for any fractional Silverline ADS, will be issued in full satisfaction of all rights relating to those shares of SeraNova common stock.

Regulatory Matters

          Silverline has applied to the Reserve Bank of India (or “RBI”):

•	for approval of the merger transaction under the provisions of the Foreign Exchange Management (Transfer or Issue of a Foreign Security) Regulations, 2000.

•
under the provisions of the Foreign Exchange Management (Transfer or Issue of Security By a Person Resident Outside India) Regulations, 2000 for certain clarifications with regard to its proposed issue of ADR-linked stock options to the employees of SeraNova.

          Silverline has also applied to the Securities and Exchange Board of India for:

•
for exemption from the applicability of certain provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, including the provision requiring a minimum one-year vesting period from the date of the grant of the option, for its proposed issue of ADS-linked stock options to the employees of SeraNova.

•
requesting it for certain clarifications with regard to the non-applicability of certain provisions of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 to the proposed issue of ADRs to the shareholders of SeraNova and the shares underlying the ADRs to the depositary.

          In addition, Silverline will need to apply to the Department of Company Affairs requesting it to confirm that the provisions of the Indian Companies Act, 1956 which make it mandatory for a company making a public offering to distribute a prospectus within India do not apply to it in connection with this transaction.

           Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the merger could not be completed until certain information has been furnished to the United States Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. Silverline and SeraNova furnished the required information and materials with respect to the merger on December 14, 2000, and the required waiting period will expire on January 15, 2001, unless terminated at an earlier date or unless Silverline or SeraNova will have previously received a request for additional information.

          At any time before or after the effective time of the merger, and notwithstanding the expiration of the waiting period under the Hart-Scott-Rodino Act, the Department of Justice or the Federal Trade Commission, any state or a private person or entity could seek, under U.S. federal or state antitrust laws, to enjoin the merger or to cause Silverline to divest itself, in whole or in part, of SeraNova or of other businesses conducted by Silverline. In addition, to the extent applicable, filings must also be made with the appropriate governmental authorities having jurisdiction over antitrust matters in the jurisdictions other than the United States where SeraNova and Silverline conduct business. Based on information available to them, management of SeraNova and Silverline believe that the merger can be effected in compliance with all applicable antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or that, if such a challenge is made, SeraNova and Silverline will prevail. The obligations of SeraNova and Silverline to consummate the merger are subject to the condition that no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other governmental entity shall be in effect that would make the merger illegal or otherwise prohibit consummation of the merger.

          SeraNova and Silverline are not aware of any license or regulatory permit which is material to the business of SeraNova and which is likely to be adversely affected by the merger, or of any other approval or other action by any state, federal or foreign governmental agency that would be required prior to the merger.

No Appraisal Rights

          Under the New Jersey Business Corporation Act, if the merger becomes effective, those shareholders of SeraNova who vote against the merger will not have any dissenters’ right to have their shares appraised by a court and to be paid such appraised “fair value” in cash. There are no dissenters’ rights because the Silverline ADSs are listed on the New York Stock Exchange.

Resales of ADSs by Affiliates of SeraNova

          Four directors and executive officers of SeraNova, Rajkumar Koneru, Nagarjun Valluripalli, Ravi Singh and Rajan Nair—have undertaken to Silverline that without Silverline’s written consent, they will not sell on the New York Stock Exchange the Silverline ADSs they receive in the merger for a period of one year from the effective date of the merger.

          None of the ADSs received by the SeraNova shareholders in the merger will be subject to restrictions on resale or other transfer by them under the Securities Act of 1933, except that ADSs received by persons who are deemed to be “affiliates” (as such term is defined in Rule 144 under the Securities Act) of SeraNova prior to the merger may be resold by them only pursuant to an effective registration statement under the Securities Act or in transactions exempt from the registration statements under the Securities Act by virtue of, for example, Rule 145 under the Securities Act. In general, under Rule 145, an affiliate of SeraNova, together with certain members of his or her immediate family, would be entitled, for a period of one year after the effective time of the merger, to sell ADSs received in the merger only through unsolicited “brokers’ transactions” or in transactions directly with a “market maker,” as such terms are defined in Rule 144. Rule 145 would only be available for resales of ADSs by affiliates of SeraNova at a time when Silverline has filed with the Securities and Exchange Commission all periodic reports required to be filed by it under the Exchange Act (e.g., Forms 20-F and 6-K). After one year from the effective time, affiliates of SeraNova who are not affiliates of Silverline would be able to sell freely the ADSs received by them in the merger, subject only to the above-mentioned periodic reports requirement, which would continue to apply until two years after the effective time, at which time former affiliates of SeraNova would be able to sell such ADSs without any restrictions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

          The following discussion describes the material U.S. federal income tax consequences of the merger to a beneficial owner of SeraNova common stock, and the material U.S. federal income tax consequences of the ownership and disposition of ADSs or equity shares by a beneficial owner of those ADSs or equity shares, referred to in each case for purposes of this discussion as a “U.S. Holder,” that is:

•	a citizen or individual resident of the United States;

•
a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that is created or organized in the United States or under the law of the United States or of any state or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust, if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

          In addition, certain material aspects of U.S. federal income tax relevant to a holder other than a U.S. Holder, referred to as a “Non-U.S. Holder,” are discussed below. For U.S. federal income tax purposes, holders of ADSs will be treated as the owners of equity shares represented by the ADS.

          This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision with respect to the merger. This discussion is based on current provisions of the Code, current and proposed Treasury regulations promulgated thereunder, judicial decisions and published positions of the U.S. Internal Revenue Service (referred to as the IRS) and other applicable authorities, all as in effect as of the date of this proxy statement/prospectus and each of which is subject to change or to differing interpretations (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder’s individual circumstances. In particular, this discussion considers only U.S. Holders that own SeraNova common stock, and will own Silverline ADSs or equity shares, as capital assets and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations;

•	are financial institutions or “financial services entities”;

•	hold SeraNova common stock or ADSs or equity shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•
own directly, indirectly or by attribution, Silverline equity shares (whether by ownership of ADSs or otherwise) having at least five percent or more of either the total voting power or the total value of Silverline equity shares after the merger, and which must enter into and comply with the terms of a gain recognition agreement under Treasury regulation section 1.367(a)-8 in order to be eligible for the tax treatment described below in “Tax Consequences of the Merger ”;

•	shareholders who acquired their shares of SeraNova common stock or who acquire their ADSs or equity shares through the exercise of options or similar derivative securities or otherwise as compensation

•	have a functional currency that is not the U.S. dollar; or

•	are regulated investment companies.

          In addition, this discussion does not consider the tax treatment of persons who hold SeraNova common stock or ADSs or equity shares through a partnership or other pass-through entity. This discussion does not address any aspect of state, local or non-U.S. tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.

          Each SeraNova shareholder is advised to consult his or her own tax adviser with respect to the specific tax consequences to such shareholder of exchanging SeraNova common stock for Silverline ADSs pursuant to the merger, and of holding or disposing of Silverline ADSs or equity shares.

Tax Consequences of the Merger

          The obligation to complete the merger is conditioned on the delivery by SeraNova, Silverline and Silverline Acquisition Corp. of appropriate representations of fact executed by each of them which state facts associated with respect to the merger in order for it to be what SeraNova believes is a reorganization within the meaning of section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (or the “Code”). These representations will not bind the IRS and will not preclude the IRS from adopting a position contrary to the belief of SeraNova, and no assurance can be given that contrary positions will not be asserted successfully by the IRS or adopted by a court if the issues are litigated. Neither Silverline nor SeraNova intends to obtain a ruling from the IRS with respect to the tax consequences of the merger.

U.S. federal tax implications to U.S. Holders of SeraNova common stock.

          Based on the conclusion that the merger will be treated as a reorganization, the material U.S. federal income tax consequences of the merger to a U.S. Holder of SeraNova common stock will be as follows:

•
A U.S. Holder of SeraNova common stock will not recognize gain or loss for U.S. federal income tax purposes on an exchange of SeraNova common stock for ADSs pursuant to the merger, except to the extent cash is received in lieu of a fractional ADS;

•
The aggregate tax basis of the ADSs issued to a U.S. Holder of SeraNova common stock in exchange for ADSs pursuant to the merger will be the same as the aggregate tax basis in the SeraNova common stock surrendered by that holder pursuant to the merger, reduced by the basis allocable to any fractional ADS for which cash is received; and

•	The holding period of an ADS issued to a U.S. Holder in exchange for SeraNova common stock pursuant to the merger will include the holding period of the SeraNova common stock.

          This discussion is based on the assumption that the ADSs received in exchange for SeraNova common stock pursuant to the merger are not shares in a passive foreign investment company within the meaning of Section 1297 of the Code, as discussed below.

          Silverline and SeraNova have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. If the merger takes place, but fails to qualify as a reorganization, a shareholder of SeraNova generally will recognize gain or loss on each share of SeraNova common stock surrendered. The amount of the gain or loss will be the difference between the shareholder’s tax basis in that share and the fair market value, at the effective time of the merger, of the fraction of an ADS received in exchange therefor.

U.S. federal tax implications to Silverline and SeraNova.

          So long as the merger is treated as a reorganization within the meaning of Section 368(a) of the Code, Silverline, Silverline Acquisition Corp. and SeraNova will not recognize gain or loss for U.S. federal income tax purposes as a result of the merger.

Taxation of ADSs or Equity Shares

Taxation of Dividends Paid on ADSs or Equity Shares

          A U.S. Holder will be required to include in gross income as ordinary income an amount equal to the U.S. dollar value of any distribution paid on an ADS or equity share on the date the distribution is received by the depositary or the U.S. Holder, as the case may be (based on the exchange rate on that date) to the extent the distribution is paid out of our current and/or accumulated earnings and profits as determined for U.S. federal income tax purposes. Generally, any gain or loss resulting from the conversion of Indian rupees into U.S. dollars after the date they are received will be ordinary income or loss. A distribution in excess of earnings and profits will be treated first as a nontaxable return of capital, reducing the U.S. Holder’s basis in the ADS or equity share and, to the extent in excess of basis, will be treated as gain from the sale or exchange of the ADS or equity share. The deductibility of expenses of the depositary, like transfer and registration fees, currency conversion expenses, communication expenses and transfer taxes and duties, may be subject to limitations, yet the amount of those expenses would not reduce the gross amount of a U.S. Holder’s distributions.

          Silverline’s dividends will not qualify for the dividends received deduction generally available to corporations. For foreign tax credit purposes, Silverline’s dividends generally will be foreign source passive income.

Taxation of the Disposition of ADSs or Equity Shares

          Subject to the rules applicable to passive foreign investment companies, discussed below, upon the sale, exchange or other disposition of an ADS or equity share, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference, if any, between the U.S. Holder’s basis in the ADS or equity share and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of an ADS or equity share held more than one year is long-term capital gain, and, in the case of a U.S. Holder that is not a corporation, is eligible for a maximum 20% rate of taxation. The deductibility of a capital loss recognized on the sale, exchange or other disposition of an ADS or equity share is subject to limitations.

          As described in “Material Indian Income Tax Consequences” below, gain that a U.S. Holder recognizes on a sale of an equity share may be subject to Indian tax. In general, a U.S. Holder will have the option of claiming the amount of any Indian income tax either as a deduction from gross income or as a dollar-for-dollar credit against the U.S. Holder’s U.S. federal income tax liability. An individual who does not claim itemized deductions, but instead utilizes the standard deduction, may not claim a deduction for the amount of any Indian income tax, but that amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of foreign income tax that may be claimed as a credit in any year is subject to limitations and restrictions, which must be determined on an individual basis by each shareholder. The limitations set out in the Code include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income tax otherwise payable with respect to each class of income. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of an ADS or equity share generally will be treated as U.S. source passive income or loss for purposes of the U.S. foreign tax credit limitations. Unless a U.S. Holder has sufficient foreign source passive income from other transactions subject to foreign income tax at a rate sufficiently below the U.S. federal income tax rate applicable to that income, the U.S. foreign tax credit limitation rules would prevent the U.S. Holder from receiving a foreign tax credit for part or all of the Indian tax paid on the gain. Because the U.S. Holder may not be able to obtain a tax credit in India for the U.S. tax paid on the gain, the U.S. Holder could be subject to double taxation in India as well as in the United States.

Tax Consequences if Silverline is a Passive Foreign Investment Company

          In general, Silverline will be a passive foreign investment company, or PFIC, for any taxable year if either (1) 75% or more of its gross income in the taxable year is passive income, or (2) 50% or more of the average value (or, in certain cases, adjusted basis) of its assets in the taxable year produces, or is held for the production of, passive income. Silverline does not believe that it is, for U.S. federal income tax purposes, a passive foreign investment company and intends to continue its operations in such a manner that it will not become a PFIC in the future. If Silverline becomes a PFIC, U.S. Holders could be subject to additional federal income taxes on gain on dispositions of ADSs or equity shares and on certain distributions. In addition, an interest charge may apply to certain taxes treated as having been deferred by the U.S. Holder under the PFIC rules. Silverline will inform U.S. Holders if it believes that it will be classified as a PFIC in any taxable year.

Foreign Personal Holding Company and Personal Holding Company Rules

          Special U.S. federal income tax rules apply to a U.S. Holder in a “foreign personal holding company,” or FPHC, and to the U.S. source income of a foreign corporation that is a “personal holding company”, or PHC. A corporation will not constitute a FPHC or PHC unless the ownership of its stock satisfies a statutory test for being closely held. Based upon the company’s current ownership, Silverline believes that it will not be a FPHC or PHC.

Foreign Investment Company Rules

          Special rules apply to treat as ordinary income any gain recognized on the sale of shares of a “foreign investment company.” Silverline believes that it will conduct its business and obtain controlling interests in subsidiaries so as not to be a “foreign investment company.”

Tax Consequences for Non-U.S. Holders of ADSs or Equity Shares

          In general, the U.S. federal income tax consequences of an exchange by a Non-U.S. Holder of SeraNova common stock for ADSs pursuant to the merger will be the same as those tax consequences for a U.S. Holder, other than Non-U.S. Holders that are subject to tax pursuant to the provisions of U.S. federal income tax law applicable to U.S. expatriates, who should consult their tax advisers regarding the special rules applicable to them.

          Except as described in “Information Reporting and Back-up Withholding” below, a Non-U.S. Holder of an ADS or equity share will not be subject to U.S. federal income or withholding tax on the payment of dividends on, or gain from a disposition of, the ADS or equity share, unless:

•
the income is effectively connected with the conduct by the Non-U.S. Holder of trade or business in the United States and, in the case of a resident of a country that has a treaty with the United States, the income is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

•
in case of gain from a disposition of an ADS or equity share, the Non-U.S. Holder is an individual who holds the ADS or equity share as a capital asset and is present in the United States for 183 days in more in the taxable year of the disposition and does not qualify for an exemption.

Information Reporting and Back-up Withholding

          Under current U.S. federal income tax regulations, dividends on Silverline ADSs or equity shares will not be subject to U.S. information reporting or to the 31% federal backup withholding unless they are paid in the United States through a U.S. or U.S.-related paying agent, including a broker. If a U.S. Holder furnishes the paying agent with a duly completed and signed IRS Form W-9, the dividends will not be subject to backup withholding.

           Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ADSs or equity shares, provided that the non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

          The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided certain required information is furnished to the IRS.

MATERIAL INDIAN INCOME TAX CONSEQUENCES

          Cross border mergers and acquisitions by Indian companies are new phenomena in India. In the recent past, the Indian laws have undergone substantial changes, but there are no direct precedents in respect of the tax implications of such cross border mergers and acquisitions. The Indian tax authorities are unfamiliar with this new type of transaction. Therefore, there is considerable uncertainty regarding new issues that may be raised by the tax authorities. No assurance can be given as to their interpretation of these transactions in determining the taxability of the same. The following summary is to be read in light of this paragraph.

          There should be no Indian tax consequences to Silverline from the merger. Also, there should not be any Indian tax consequences of the merger for non-resident shareholders of SeraNova. Indian resident shareholders and option holders with vested but unexercised options of SeraNova should also not be subject to capital gains tax in India since the merger would not result in transfer of capital asset resulting in capital gain. However, you are advised to consult your own legal/tax advisers to assess the tax implication of the merger.

          The above opinion on tax implications of the merger and subsequent transfer is based on the law and practice of the Indian Income Tax Act, 1961, or Income Tax Act, including the special tax regime contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA of the Income Tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993, as amended on, January 19, 2000, or the Issue of Foreign Currency Convertible bonds and Ordinary Shares Scheme. The Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences contained mainly in these sections may be amended or changed by future amendments to the Income Tax Act. This opinion is not intended to constitute a complete analysis of the individual tax consequences on the affected parties under Indian law. Personal tax consequences may vary in various circumstances and potential investors should therefore consult their own tax advisers on the tax consequences pursuant to this merger and specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence.

THE AGREEMENT AND PLAN OF MERGER

          The following is a summary of the material provisions of the agreement and plan of merger. We urge shareholders to read carefully the agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated by this reference into this proxy statement/prospectus.

Effective Time of the Merger

          The merger will become effective upon the filing of certificates of merger with the Secretary of State of the State of Delaware and the Secretary of State of the State of New Jersey. The filling of certificates of merger will occur at the time of the closing of the merger.

The Merger

          At the effective time of the merger, Silverline Acquisition Corp., a wholly-owned subsidiary of Silverline, will merge with and into SeraNova. SeraNova will be the surviving corporation in the merger and will become a wholly-owned subsidiary of Silverline continuing under the name “SeraNova, Inc.”

Merger Consideration

          At the effective time of the merger, each outstanding share of SeraNova common stock will be converted into the right to receive 0.35 of a Silverline American depositary share. The exchange ratio for the SeraNova common stock was determined through arm’s-length negotiations between Silverline and SeraNova. No fractional Silverline ADS will be issued to any SeraNova shareholder upon surrender for exchange of certificates previously representing SeraNova common stock. In lieu of any fractional share, the shareholder will receive cash (without interest) equal to the product obtained by multiplying (1) the closing price of a Silverline ADS for New York Stock Exchange composite transactions on the trading day immediately preceding the effective date of the merger by (2) the fractional Silverline ADS to which the shareholder would otherwise be entitled.

          SeraNova’s certificate of incorporation provides that in case of any merger of SeraNova with or into another person, each outstanding share of SeraNova’s 6% series A convertible preferred stock would, at the option of the holder, be converted either into the shares of stock and other securities, cash and property which the holder would have received if such preferred share had been converted into SeraNova common stock immediately before the effective time of the merger, or be converted into a cash payment equal to 120% of the stated value of a preferred share, which stated value is currently $10,000. If the holders of the 6% series A preferred stock elect to receive this cash payment in the Silverline merger, the merger would not qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Such qualification is a condition to the completion of the merger. Therefore, if the SeraNova preferred shareholders elect to receive cash, Silverline and SeraNova, subject to the approval of their respective boards of directors and shareholders, may endeavor to restructure the proposed transaction so that it will otherwise qualify as a tax-free reorganization.

Conditions to the Merger

          The obligations of Silverline and SeraNova to effect the merger is subject to the satisfaction or waiver of the following conditions on or before the closing date of the merger:

•	the holders of SeraNova’s common stock shall have approved the agreement and plan of merger;

•
the holders of 75% of the of the total voting power of Silverline’s equity shares entitled to vote present (in person or by a proxy) at a general meeting shall have approved the agreement and plan of merger (four shareholders of Silverline holding in the aggregate about 31.5% of the outstanding Silverline equity shares have granted to SeraNova an irrevocable proxy to vote their equity shares in favor of the agreement and plan of merger);

•
no laws shall have been adopted or promulgated, and no temporary restraining order, injunction or other order issued by a court or other governmental entity shall be in effect that would make the merger illegal or otherwise prohibit consummation of the merger; however, this condition will not be available to Silverline or SeraNova if its failure to use its reasonable best efforts to obtain all required governmental approvals shall have been the cause of, or shall have resulted in, such order or injunction;

•
the waiting period applicable to the merger under the Hart-Scott-Radino Antitrust Improvements Act of 1976 shall have been terminated or shall have expired; however, this condition will not be available to Silverline or SeraNova if its failure to use its best efforts to obtain such termination or expiration shall have been the cause of, or shall have resulted in, the failure to obtain such termination or expiration;

•	the Silverline ADSs to be issued in the merger shall have been approved for listing on the New York Stock Exchange;

•
no stop order shall have been issued by the Securities and Exchange Commission suspending the effectiveness of Silverline’s Form F-4 registration statement of which this proxy statement/prospectus is a part, and no proceedings for that suspension shall have been initiated or threatened by the Commission; and

•
each of Silverline and SeraNova shall have obtained all required approvals from the Reserve Bank of India and other regulatory authorities in India in order to consummate the transactions set forth in the amended and restated agreement and plan of merger.

          Silverline’s obligation to effect the merger is subject to the satisfaction or waiver by Silverline of additional conditions, including the following:

•
Each of the representations and warranties of SeraNova in the agreement and plan of merger will be true and correct on the closing date of the merger except to the extent expressly made as of an earlier date, and except where the failure of such representations and warranties to be so true and correct individually or in the aggregate, does not have, and is not reasonably likely to have, a material adverse effect on the business, operations, results of operations or financial condition of SeraNova and its material subsidiaries, or on the ability of SeraNova to consummate the transactions contemplated by the agreement and plan of merger;

•
SeraNova shall have performed or complied in all material respects with all material agreements and covenants required to be performed by it or complied with under the agreement and plan of merger at or prior to the closing date;

•
Silverline will have received from Deloitte & Touche LLP on the closing date of the merger a written opinion in form reasonably acceptable to Silverline stating that: (1) the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, (2) Silverline and SeraNova will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (3) the issuance of the Silverline ADSs to the holders of the SeraNova common stock in the merger will not result in Silverline’s recognizing an amount of income or gain and/or being subject to an amount of tax that is reasonably likely to have a material adverse effect on the business, operations, results of operations or financial condition of Silverline and its material subsidiaries, or on the ability of Silverline to consummate the transactions contemplated by the agreement and plan of merger;

•
since the date of the agreement and plan of merger, there will not have been any material adverse change in the business operations, results of operations, or financial condition of SeraNova and its material subsidiaries, or on the ability of SeraNova to consummate the transactions contemplated by the agreement and plan of merger;

•
two key SeraNova employees, Rajan Nair (the chief operating officer) and Ragu Rajagopal, chief executive officer of SeraNova, India, will have entered into employment retention agreements in form and substance reasonably satisfactory to Silverline; and

•
the representations and warranties of certain directors and officers of SeraNova in support of the tax-free treatment of SeraNova’s spin-off from Intelligroup will be true and correct as of the closing date;

           SeraNova’s obligation to effect the merger is subject to the satisfaction or waiver by SeraNova of additional conditions, including the following:

•
each of the representations and warranties of Silverline in the agreement and plan of merger will be true and correct on the closing date of the merger except to the extent expressly made as of an earlier date, and except where the failure of such representations and warranties to be so true and correct individually or in the aggregate, does not have, and is not reasonably likely to have, a material adverse effect on the business, operations, results of operations or financial condition of Silverline and its material subsidiaries, or on the ability of Silverline to consummate the transactions contemplated by the agreement and plan of merger.

•
Silverline will have performed or complied in all material respects with all material agreements and covenants required to be performed by it or complied with under the agreement and plan of merger at or prior to the closing date;

•
SeraNova will have received from Carter, Ledyard & Milburn, counsel to SeraNova on the closing date of the merger a written opinion in form reasonably acceptable to Silverline stating that: (1) the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (2) SeraNova and Silverline will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (3) the Silverline ADSs received in the merger by holders of SeraNova common stock are properly permitted to be received under Section 354 of the Code without recognition of gain;

•
since the date of the agreement and plan of merger, there shall not have been any material adverse change in the business, operations, results of operations or financial condition of Silverline and its material subsidiaries, or on the ability of Silverline to consummate the transactions contemplated by the agreement and plan of merger.

No Solicitation of Competing Transaction

          The merger agreement provides that SeraNova will not, and will not authorize or permit any of its subsidiaries or any SeraNova officer, director, employee or other representative to, directly or indirectly, (1) solicit, initiate or knowingly encourage, including by way of furnishing information, or knowingly take any other action to facilitate, the making of any proposal that constitute, a SeraNova competing proposal or (2) participate in any discussions or negotiations regarding any SeraNova competing proposal, but if at any time on or before the date SeraNova’s shareholders vote to approve the merger, the board of directors of SeraNova, in the exercise of its fiduciary duties, determines in good faith, after consultation with outside counsel, that to do otherwise would not be in the best interests of SeraNova’s shareholders, SeraNova and its representatives may, in response to a SeraNova superior proposal which did not result from a breach of this provision, (x) furnish information with respect to SeraNova and its subsidiaries to any person making a SeraNova superior proposal pursuant to a customary confidentiality agreement, and (y) participate in discussions or negotiations regarding such SeraNova superior proposal.

          The agreement and plan of merger defines “SeraNova competing proposal” as

•
any bona fide proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of SeraNova and its subsidiaries taken as a whole, or 20% or more of the combined voting power of the shares of SeraNova common stock, or

•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the combined voting power of the shares of SeraNova common stock, or

•
any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving SeraNova or any of its subsidiaries in which the other party thereto or its shareholder will own 20% or more of the combined voting power of the parent entity resulting from any such transaction, other than the transactions contemplated by the agreement and plan of merger.

           The agreement and plan of merger defines “SeraNova superior proposal” as:

•
any proposal made by a third party relating to any direct or indirect acquisition or purchase of 50% or more of the assets of SeraNova and its subsidiaries, taken as a whole, or 50% or more of the combined voting power of the shares of SeraNova common stock, or

•	any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of the combined voting power of the shares of SeraNova common stock, or

•
any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving SeraNova or any of its subsidiaries in which the other party thereto or its shareholders will own 40% or more of the combined voting power of the parent entity resulting from any such transaction;

which is otherwise on terms which the board of directors of SeraNova determines in its good faith judgment, based on the advice of a financial advisor of nationally recognized reputation, taking into account the person making the proposal and the legal, financial, regulatory and other aspects of the proposal deemed appropriate by the board of directors of SeraNova, is reasonably likely to result in a transaction that would be more favorable than the Silverline merger to SeraNova’s shareholders taken as a whole; is reasonably capable of being completed; and for which financing, to the extent required, is then committed or is reasonably capable of being obtained by such third party.

Termination and Amendment

          The agreement and plan of merger may be terminated at any time before the merger, whether before or after approval of the merger by the shareholders of SeraNova or Silverline:

•	by mutual written consent of Silverline or SeraNova;

•
by either SeraNova or Silverline if the merger has not been completed by July 31, 2001, but this right to terminate will not be available to SeraNova or Silverline if its failure to fulfill any obligation under the agreement and plan of merger has caused or resulted in the failure of the merger to occur by July 31, 2001;

•
by either SeraNova or Silverline if any governmental entity (1) shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the agreement and plan of merger, and such order, decree, ruling or to take any other action shall have become final and nonappealable or (2) shall have failed to issue an order, decree or ruling or to take any other action and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable; so long as the right to terminate the agreement and plan of merger shall not be available to SeraNova or Silverline if its failure to use its reasonable best efforts to obtain governmental approvals has caused or resulted in such governmental action or inaction;

•
by either SeraNova or Silverline if the approval by the shareholders of SeraNova or Silverline required for the consummation of the merger shall not have been obtained at duly held meetings of the shareholders of SeraNova and Silverline;

•
by SeraNova if its board of directors withdraws its recommendation of the merger in response to a SeraNova superior proposal, so long as SeraNova has given Silverline the notices required by the agreement and plan of merger and has paid the termination fee described below;

•
by SeraNova or Silverline if the other has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the agreement and plan of merger and has not cured or is incapable of curing such breach within 45 calendar days after its receipt of written notice of breach from the other party; and

•
by Silverline if the board of directors of SeraNova modifies or proposes publicly to modify, in a manner adverse to Silverline, the approval or recommendation of the merger or the agreement and plan of merger by the board of directors of SeraNova.

           At any time prior to the merger, Silverline or SeraNova may, to the extent legally allowed, (1) extend the time for the performance of any of the obligations or other acts of the other party to the agreement and plan of merger, (2) waive any inaccuracies in the representations and warranties contained in the agreement and plan of merger or in any document delivered pursuant the agreement and plan of merger and (3) waive compliance with or give a consent under any of the agreements or conditions contained in the agreement and plan of merger.

          The agreement and plan of merger provides that SeraNova will pay Silverline a termination fee of $4 million in certain circumstances if:

•
the agreement and plan of merger is terminated after a competing proposal or offer is made to acquire at least 20% of the assets of SeraNova and its subsidiaries or at least 20% of the combined voting power of the shares of SeraNova common stock, or after a competing proposal is made to involve SeraNova or any of its subsidiaries in a merger consolidation, business combination, recaptialization, dissolution, liquidation or similar transaction in which the other party to the transaction or its stockholders would own at least 20% of the combined voting power of the party entity resulting from any such transaction, and

•
within twelve months of such termination, SeraNova or any of its subsidiaries enters into an agreement with respect to, or approves or consummates, a proposal to acquire at least 50% of the assets of SeraNova and its subsidiaries or at least 50% of the combined voting power of the shares of SeraNova common stock, or a proposal involving SeraNova or any of its subsidiaries in a merger, consolidation, business combination, recaptialization, dissolution, liquidation or similar transaction in which the other party to the transaction or its stockholders will own at least 40% of the combined voting power of the parent entity resulting from any such transaction.

Conduct of Business before the Merger

          SeraNova has agreed that, prior to the merger, it will :

•	maintain its existence in good standing;

•
maintain the general character of its business and properties and conduct its business in the ordinary and usual manner consistent with past practices, except as expressly permitted by the agreement and plan of merger;

•	maintain business and accounting records consistent with past practices; and

•
use its reasonable best efforts to preserve its business intact, to keep available the services of its present officers and employees, and to preserve the goodwill of its suppliers, customers and others having business relations with SeraNova.

          SeraNova has also agreed that, unless otherwise provided in the agreement and plan of merger or approved by Silverline in writing, it will not:

•	amend or otherwise change its certificate of incorporation or by-laws;

•
issue or sell, or authorize for issuance or sale, or grant any options or make other agreements with respect to, any shares of its capital stock or any other of its securities, except in connection with the exercise of outstanding stock options or warrants;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock;

•	reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock except redemption of its preferred stock;

•
acquire any corporation, partnership, other business organization or any division thereof; acquire assets with an aggregate purchase price in excess of $100,000; incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except for (A) interest and fees on indebtedness set forth on the schedules of the agreement and plan of merger, (B) indebtedness incurred in the ordinary course of business and consistent with past practice or (C) indebtedness in aggregate principal amount not in excess of $100,000; enter into any contract or agreement other than in the ordinary course of business, consistent with past practice; authorize any capital commitment which is in excess of $200,000 or capital expenditures which are, in the aggregate, in excess of $100,000; or enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this paragraph;

•	mortgage, pledge or subject to lien any of its assets or properties, or agree to do so except for liens permitted by the agreement and plan of merger;

•	assume, guarantee or otherwise become responsible for the obligations of any other person, or agree to so do;

•	enter into or agree to enter into, or terminate prior to its expiration date, any employment agreement with respect to any employee whose annual salary exceeds $75,000;

•
increase the compensation or benefits payable, or to become payable, to its officers or employees, except for increases in accordance with past practices in salaries or wages of its employees who are not officers of SeraNova; or grant any severance or termination pay to, or enter into any severance agreement with any of its current directors, officers or other employees, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any such director, officer or employee except as required under applicable law;

•
take any action, other than in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures, including procedures with respect to the payment of accounts payable and collection of accounts receivables;

•	make any material tax election, or settle or compromise any material federal, state, local or foreign income tax liability;

•	settle or compromise any pending or threatened suit, action or claim which is material, or which relates to any of the transactions contemplated by the agreement and plan of merger;

•
pay, discharge or satisfy any claim, liability or obligation other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the balance sheet or subsequently incurred in the ordinary course of business and consistent with past practice; and other claims, liabilities or obligations, as so qualified, that in the aggregate do not exceed $100,000;

•
except in connection with the sale or licensing of its products in the ordinary course of business and consistent with past practice, sell, assign, transfer, license, sublicense, pledge or otherwise encumber any of the intellectual property rights; and

•	announce an intention, commit or agree to do any of the above mentioned.

Amendment, Extension And Waiver

          Except as provided in the Delaware General Corporation Law, the New Jersey Business Corporation Act and the Indian Companies Act, 1956, as amended, the agreement and plan of merger may at any time before the effective time of the merger be amended, modified or supplemented by the respective boards of directors of Silverline and SeraNova, even if such amendment, modification or supplementation is not approved by the shareholders of SeraNova or Silverline.

           At any time before the merger, any party may by corporate action, extend the time for compliance or waive performance of any representation, warranty, condition or obligation of any other party.

Expenses

          SeraNova and Silverline will each pay the expenses it incurs in connection with the agreement and plan of merger and the transactions therein contemplated, whether or not the merger is consummated, except that Silverline and SeraNova will share equally all expenses incurred in connection with the filing with the SEC, printing and mailing fees of this proxy statement/prospectus, and filing fees ($45,000) for the pre-merger notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Additional Agreements

          The agreement and plan of merger contains the following additional agreements:

•
Upon reasonable notice, each of Silverline and SeraNova will afford to each other, and to the officers, employees, accountants, counsel, financial advisors and other representatives of each other, reasonable access during normal business hours, during the period prior to the effective time of the merger, to all its properties, books, contracts, commitments and records;

•
During the one-year period following the effective time of the merger, Silverline will maintain employee benefit plans, programs and policies for the employees of SeraNova and its subsidiaries which in the aggregate are substantially comparable to the employee benefit plan, programs and policies provided by SeraNova and its subsidiaries before the merger. Thereafter for one more year the employees of SeraNova and each of its subsidiaries will be eligible to participate in employee benefit plans, programs and policies which, in the aggregate, are substantially comparable to the employee benefit plans, programs and policies maintained by Silverline for similarly situated employees. During the first year after the effective time, no employee of SeraNova or its subsidiaries will have his or her base hourly rate of pay, base salary or bonus opportunity reduced except to the extent such reduction is called for as a result of a violation of Silverline’s generally applicable policies or a failure to satisfy Silverline’s generally applicable performance standards for similarly situated Silverline employees. The participant accounts in each unfunded plan, program or policy of SeraNova and each subsidiary of SeraNova which are designed to track the performance of SeraNova’s stock but which only pay benefits in cash shall be converted at the effective time of the merger to accounts which track the performance of the corresponding Silverline’s stock based upon the principles set forth in the agreement and plan of merger for converting SeraNova’s stock to Silverline’s stock except that there shall he no rounding up or down as part of such conversions; and

•
SeraNova will use its reasonable best efforts to obtain the consent of its bank lenders Fleet Capital Corporation and Fleet Bank to the terms of the agreement and plan of merger and the transactions contemplated in the agreement and plan of merger.

Indemnification and Insurance

          The agreement and plan of merger provides that Silverline will, or will cause SeraNova as the surviving corporation in the merger to, fulfill and honor in all respects the obligations of SeraNova to indemnify each person who is or was a director or officer of SeraNova pursuant to any indemnification provision of the certificate of incorporation or by-laws of SeraNova as each is in effect on the date hereof and the indemnification agreements between SeraNova and each such director or officer. Silverline will maintain for a period of six years after the merger officers’ and directors’ liability insurance for acts or omissions by such person occurring prior to the merger under customary terms and conditions. See “The Merger—Interests of Directors and Management of SeraNova in the Merger.”

Voting Agreement

          Rajkumar Koneru, Nagarjun Valluripalli, Ravi Singh and Rajan Nair have entered into an agreement with Silverline pursuant to which they have been granted an irrevocable proxy and a power of attorney to Silverline representatives to vote his shares of SeraNova stock for approval of the agreement and plan of merger. On the record date, these shareholders in the aggregate owned 3,863,941 shares of SeraNova common stock, or approximately 22.07% of those outstanding.

SILVERLINE’S DIVIDEND POLICY

          Public companies in India typically pay cash dividends. Under current Indian laws and regulations, Silverline may pay cash dividends out of its profits in the year in which the dividend is declared or out of its undistributed profits of the previous fiscal years of Silverline, upon the recommendation of Silverline’s board of directors and approval by a majority of its shareholders. Silverline’s shareholders may, as part of this approval, decrease, but not increase the amount of the dividend recommended by the board of directors. Before declaring a dividend greater than 10% of the par value of Silverline’s shares it is required under Indian law to transfer to its reserves a minimum percentage of our profits in that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in that year. In addition, the board of directors has the discretion to declare and pay interim dividends without prior shareholder approval.

          Silverline has declared and paid cash dividends of 1.25 Indian rupees per equity share in 1998, 1.75 rupees per equity share in 1999 and 1.75 rupees per equity share in 2000 (approximately $0.03 per share, $0.04 per share and $0.04 per share, respectively). Although Silverline intends to continue dividend payments, we cannot assure you that any future dividends will be declared or paid or as to the amount of those dividends.

          Dividends declared, distributed or paid by an Indian corporation are currently subject to a tax of 22%. This tax is neither paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation.

          As an ADS holder, you will generally be entitled to receive dividends payable in respect of the equity shares represented by your ADSs. Cash dividends in respect of the equity shares represented by your ADSs will be paid to the depositary in Indian rupees and, except as otherwise described under “Description of American Depositary Shares—Dividends and Distributions”, will be converted by the depositary into U.S. dollars. The depositary will distribute these proceeds to you. The equity shares represented by your ADSs will rank equally with our existing equity shares in respect of dividends.

          With respect to equity shares issued during a particular fiscal year of Silverline , including equity shares underlying the ADSs issued in the merger, cash dividends declared and paid for that fiscal year of Silverline will be prorated from the date of issuance to the end of the fiscal year in which those shares are issued. Once a cash dividend is declared, equity shares entitled to prorated dividends are quoted on Indian stock exchanges at the same price as equity shares entitled to full dividends. Upon sale and payment for equity shares entitled to a prorated dividend, the selling broker will deduct the difference between the full dividend and the prorated dividend from the sale price.

          As an ADS holder, you will receive only dividends prorated from the date of issuance of the equity shares underlying your ADSs to the end of the fiscal year of Silverline for which the dividends are declared and paid. This disparity in dividend treatment increases the probability that the ADSs may not trade at the same price as Silverline’s equity shares quoted on the stock exchanges in India. ADSs withdrawn from the depositary in exchange for the underlying equity shares prior to payment of any dividend will receive proceeds reduced by the difference between the full dividend and the prorated dividend, upon sale of and payment for the underlying equity shares. For additional information, please see “Risk Factors—Requirements under Indian law relating to the payment of dividends may reduce the value of equity shares underlying the ADSs” and “—Indian income tax surcharges and dividend taxes may adversely affect us,” “Description of Equity Shares—Dividends” and “Description of American Depositary Shares—Dividends and Distributions.”

SILVERLINE’S INDUSTRY INFORMATION

          This proxy statement/prospectus includes data concerning information technology professional services industry that we obtained from material published by International Data Corporation and Software Productivity Research. These sources generally indicate that they have obtained information from sources that they believe are reliable, but that they do not guarantee the accuracy and completeness of the information. Although we believe that these industry sources are reliable, we have not independently verified their data. We also have not sought the consent of any of these sources to refer to their data in this proxy statement/prospectus.

PRICE RANGE OF SILVERLINE’S EQUITY SHARES AND ADSs

          Silverline’s equity shares outstanding prior to this offering are listed on The Stock Exchange, Mumbai under the code “389” and the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad under the symbol “SILVERLINE”. In addition, our equity shares are traded on The National Stock Exchange and most other large exchanges in India under the symbol “SILVERLINE”. We expect that the equity shares underlying the ADSs will be listed on The Stock Exchange, Mumbai, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad shortly after the completion of the merger. Over 90% of recent trading in our securities has been carried out on The Stock Exchange, Mumbai and The National Stock Exchange. The ADSs are listed on the New York Stock Exchange under the symbol “SLT.” The ADS to be issued in the merger initially will be listed on the New York Stock Exchange under the symbol “SLT-d”, as long as dividends are required to be prorated.

Trading Prices of Silverline’s Equity Shares and ADSs

          The trading prices for Silverline’s equity shares are quoted in the official list of each of The Stock Exchange, Mumbai, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad in Indian rupees. Presented in the table below for the periods indicated are:

•	the reported high and low closing sales prices for our equity shares on The Stock Exchange, Mumbai;

•	the imputed high and low closing sales prices for our equity shares translated into U.S. dollars based on the noon buying rate on the last date of each period presented; and

•	the average daily trading volume for our equity shares on The Stock Exchange, Mumbai.

           The noon buying rate is the U.S. dollar buying rate in The City of New York for cable transfers in Indian rupees at noon on a particular day as certified for customs purposes by the Federal Reserve Bank of New York.

Year	Price per equity share (Indian rupees)		Price per equity share (U.S. dollars)		Average daily equity share trading volume	Price per ADS		Average daily ADS trading volume
	High	Low	High	Low		High	Low
					(in thousands)			(in thousands)
1998
First Quarter	Rs. 44.80	Rs. 25.50	$ 1.08	$ 0.61	22.52	—	—	—
Second Quarter	121.40	8.55	2.93	1.17	174.23	—	—	—
Third Quarter	109.70	60.65	2.93	1.46	356.47	—	—	—
Fourth Quarter	112.40	74.95	2.72	1.81	364.21	—	—	—
1999						—	—	—
First Quarter	Rs. 380.25	Rs. 106.80	$ 8.80	$ 2.47	1,294.62	—	—	—
Second Quarter	351.75	180.80	8.14	4.18	760.88	—	—	—
Third Quarter	373.55	191.95	8.67	4.44	1,031.93	—	—	—
Fourth Quarter	844.00	350.00	19.54	8.10	2,943.12	—	—	—
2000						—	—	—
First Quarter	Rs.1,360.00	Rs. 657.00	$31.18	$15.05	1,908.18	—	—	—
Second Quarter	752.00	338.90	16.82	7.58	3,124.61	32.00	21.63	620.00
Third Quarter	456.20	300.20	9.90	6.52	4,906.01	22.50	14.88	78.92
Fourth Quarter (through December 20)	367.50	284.00	7.86	6.07	4,688.62	18.00	11.38	83.01

          On December     , 2000, the closing price of Silverline’s equity shares on The Stock Exchange, Mumbai was Rs.     per equity share, equivalent to $     per equity share and $     per ADS, translated at the noon buying rate of Rs.     per U.S. dollar on December     , 2000. The liquidity and trading patterns of securities quoted on The Stock Exchange, Mumbai may be substantially different from those of securities quoted on the New York Stock Exchange. Historical trading prices, therefore, may not be indicative of the prices at which the ADSs will trade in the future.

          As of September 30, 2000, there were approximately 120,000 holders of record of Silverline’s equity shares, of which 316 had registered addresses in the United States and held an aggregate of approximately 77,000 of Silverline’s equity shares.

Trading Practices and Procedures on the Indian Stock Exchanges

          Silverline’s shares are listed in India on The Stock Exchange, Mumbai, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad. Our shares are also traded on The National Stock Exchange and most major exchanges in India. Over 90% of recent trading in our securities has been carried out on The Stock Exchange, Mumbai and The National Stock Exchange.

          Trading on The Stock Exchange, Mumbai and The National Stock Exchange is accomplished through on-line execution. These two stock exchanges handle an aggregate of over 100,000 trades per day with daily volumes in excess of Rs. 10 billion. Trading on these exchanges is done on a five-day fixed settlement basis, and any outstanding amount at the end of the settlement period is settled by delivery and payment. Institutional investors are not permitted to “net out” their transactions and must trade on a delivery basis only.

          The Stock Exchange, Mumbai permits carry-forwards of trades in certain securities by non-institutional investors with an associated charge. In addition, orders can be entered with a specified term of validity that may last until the end of the session, day or settlement period. Dealers must specify whether orders are for a proprietary account or a client. The Stock Exchange, Mumbai specifies certain margin requirements for trades executed on the exchange, including margins based on the volume or quantity of exposure that the broker has on the market, as well as mark-to-market margins payable on a daily basis for all outstanding trades. Trading on The Stock Exchange, Mumbai takes place from 10:00 a.m. to 3:30 p.m. (India time) on weekdays, except holidays.

          The National Stock Exchange was established in April 1993 in Mumbai (Bombay), by financial institutions and banks along with the Industrial Development Bank of India as the coordinating agency. The National Stock Exchange provides nationwide online satellite-linked screen-based trading facilities with market makers as well as electronic clearing and settlement. The National Stock Exchange trades from 10:00 a.m. until 3:30 p.m. (India time) on weekdays, except holidays. The National Stock Exchange does not permit carry forwards of trades. It has separate margin requirements based on the net exposure of the broker on the Exchange.

          On the National Stock Exchange, deliveries for trade executed “on-market” are exchanged through the National Securities Clearing Corporation Limited. Negotiated or “off-market” trades are reported to The National Stock Exchange on-line. As a result, The National Stock Exchange allows screen-based paperless trading and settlement from any of more than 236 cities in India. The daily volume of trading on The National Stock Exchange generally exceeds that of The Stock Exchange, Mumbai.

          The Stock Exchange, Mumbai and The National Stock Exchange also have separate online trading systems and separate clearing houses. For additional information, please see “Risk Factors—Trading stoppages and closures at The Stock Exchange, Mumbai, The National Stock Exchange, The Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad may adversely affect the trading price of ADSs.”

SILVERLINE’S SELECTED CONSOLIDATED FINANCIAL DATA

          You should read the following selected consolidated financial data in conjunction with “Silverline’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Silverline’s consolidated financial statements and related notes appearing elsewhere in this proxy statement/prospectus. The consolidated statements of operations data for the fiscal years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 have been derived from our consolidated financial statements included elsewhere in this proxy statement/prospectus which have been audited by Deloitte Haskins & Sells (a member firm of Deloitte Touche Tohmatsu), independent auditors. The consolidated statements of operations data for the years ended December 31, 1995 and 1996 and the consolidated balance sheet data as of December 31, 1995, 1996 and 1997 were derived from the unaudited consolidated financial statements, which are not included in this proxy statement/prospectus, which were prepared in accordance with Indian GAAP and have been recast in accordance with U.S. GAAP. The unaudited consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. Historical results are not necessarily indicative of the results to be expected in the future. Silverline’s financial statements are prepared in Indian rupees and for U.S. GAAP purposes are translated into U.S. dollars using the average monthly exchange rate for revenue and expense and the exchange rate at the end of the reporting period for assets and liabilities. The following selected consolidated financial data reflects the financial position, results of operations and cash flows of our company, including Silverline Technologies, Inc., a Delaware corporation which Silverline acquired on December 28, 1999. Because Silverline Technologies, Inc. had been under common control with Silverline, the acquisition was accounted for in a manner similar to a pooling of interests. See “Silverline’s Related Party Transactions” and note 1 to Silverline’s consolidated financial statements.

	Year Ended December 31,					Nine Months Ended September 30
	1995	1996	1997	1998	1999	1999	2000
						(unaudited)	(unaudited)
	(in thousands, except per equity share data)
Statement of Operations Data:
Revenues	$39,449	$45,252	$46,769	$60,219	$87,577	$60,032	$100,451
Cost of revenues sold	24,743	27,801	25,053	31,273	49,446	33,194	52,379

Gross profit	14,706	17,451	21,716	28,946	38,131	26,838	48,072

Operating expenses:
Selling, general and administrative expenses	6,407	7,599	10,342	11,316	13,141	9,181	18,399
Stock-based compensation	—	—	—	—	532	—	1,838
Depreciation and amortization	1,592	3,234	4,945	4,415	4,095	3,170	3,234

Total operating expenses	7,999	10,833	15,287	15,731	17,768	12,352	23,471

Operating income	6,707	6,618	6,429	13,215	20,363	14,486	24,601
Other income/(expense), net	(608)	(437)	(878)	(895)	(1,380)	(1,046)	3,205

Income before income taxes and extraordinary item	6,099	6,181	5,551	12,320	18,983	13,440	27,805
Provision for income taxes	413	847	1,216	1,482	2,808	2,071	3,811

Income before extraordinary item	5,686	5,334	4,335	10,838	16,175	11,369	23,994
Extraordinary item (net of taxes)	—	59	10	—	375	375	—

Net income	$ 5,686	$ 5,275	$ 4,325	$10,838	$15,800	$10,994	$ 23,994

Earnings per equity share
Basic:
Income before extraordinary item	$ 0.13	$ 0.12	$ 0.10	$ 0.26	$ 0.28	.21	$ 0.35
Extraordinary item	—	—	—	—	$ (0.01)	(0.01)	—
Net Income	$ 0.13	$ 0.12	$ 0.10	$ 0.26	$ 0.27	0.20	$ 0.35
Diluted:
Income before extraordinary item	$ 0.13	$ 0.12	$ 0.10	$ 0.19	$ 0.25	0.17	$ 0.35
Extraordinary item	—	—	—	—	$ (0.01)	(0.01)	—
Net Income	$ 0.13	$ 0.12	$ 0.10	$ 0.19	$ 0.24	0.17	$ 0.35
Earnings per ADS
Basic:
Income before extraordinary item	$ 0.26	$ 0.24	$ 0.20	$ 0.52	$ 0.56	.42	$ 0.71
Extraordinary item	—	—	—	—	$ (0.02)	(0.01)	—
Net Income	$ 0.26	$ 0.24	$ 0.20	$ 0.52	$ 0.54	.41	$ 0.71
Diluted:
Income before extraordinary item	$ 0.26	$ 0.24	$ 0.20	$ 0.38	$ 0.50	.35	$ 0.70
Extraordinary item	—	—	—	—	$ (0.02)	(0.01)	—
Net Income	$ 0.26	$ 0.24	$ 0.20	$ 0.38	$ 0.48	.34	$ 0.70
Weighted average equity shares used in computing earnings per equity share
Basic	42,450	42,450	42,450	42,450	57,150	54,242	67,770
Diluted	42,450	42,450	42,450	56,314	65,596	65,271	68,648
ADSs used in computing earnings per ADS
Basic	21,225	21,225	21,225	21,225	28,575	27,121	33,885
Diluted	21,225	21,225	21,225	28,157	32,798	32,636	34,324

        See accompanying notes to consolidated financial statements

	At December 31,					At September 30,
	1995	1996	1997	1998	1999	2000
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$ 834	$1,705	$7,943	$12,528	$20,662	$ 17,991
Working capital	13,907	10,843	15,424	21,783	29,075	123,164
Total assets	35,882	49,386	57,224	69,275	87,646	228,509
Long-term debt (net of current portion)	5,823	7,787	4,399	5,510	317	3,148
Total shareholders’ equity	20,448	24,169	34,455	43,280	68,640	186,874

SILVERLINE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis in conjunction with Silverline’s consolidated financial statements and related notes appearing elsewhere in this proxy statement/prospectus. The results shown in this proxy statement/prospectus are not necessarily indicative of the results Silverline will achieve in any future periods.

Overview

          Silverline was founded in 1992. Silverline is an Indian provider of information technology services. Silverline derives its revenue from fees for software consulting services. Silverline undertakes engagements both on a project management basis, where Silverline has complete responsibility for managing the project, and, to a lesser extent, on a more integrated basis where Silverline’s employees work in-house for Silverline’s clients’ information technology departments. Silverline’s managed project work is performed either entirely at its clients’ sites or through a combination of work performed off-shore in its Indian facilities, at its clients’ sites, and off-site in Silverline’s Piscataway, New Jersey, London, United Kingdom and Cairo, Egypt facilities. In the first nine months of 2000 and in the full year 1999, revenue from Silverline’s U.S. clients represented approximately 76% and 84% of its revenue, respectively, while services performed for its Indian clients represented 2% and 1% of Silverline’s revenue, respectively, and the remainder of Silverline’ s revenue during the related periods was derived from its clients in other countries. In the first nine months of 2000 and in the full year 1999, managed projects represented approximately 74% and 76% of Silverline’s revenue, respectively. In-house assignments represented the remaining 26% and 24% of Silverline’s revenue. Silverline’s margins are substantially higher on project work Silverline undertakes than the in-house work Silverline performs.

          Silverline’s Indian operations represented approximately 20% and 29% and 44% of its revenue in the first nine months of 2000 and in the full year 1999 and 1998, respectively. The amount of work performed at Silverline’s facilities and at clients’ sites varies from project to project. Silverline charges higher rates and incurs higher compensation expenses for work performed at a client’s site or its U.S. facility. The services performed at a client’s site or Silverline’s U.S. facility typically generates higher revenue per employee but at a lower gross margin than similar services performed at Silverline’s Indian facilities. Accordingly, although 72% of Silverline’s information technology professionals were located in India, only 20% and 29% of its revenue in the first nine months of 2000 and in the full year 1999 was generated by services performed in India, but Silverline’s margins were higher for the services that Silverline performed in India. Silverline currently has approximately 1,650 employees with approximately 1,200 in India and 450 in the United States.

          Silverline generally provides its services pursuant to written agreements on either a time and materials basis or a fixed-price basis. Although terminations have historically been rare, Silverline’s service agreements typically can be terminated by a client without penalty with little or no advance notice and without cause. Also, while significantly all Silverline’s work is performed for clients under master or other detailed contracts, approximately 30% of Silverline’s time and materials work is performed on the basis of limited written or verbal work orders. Without detailed written work orders in place, Silverline’s ability to enforce termination provisions as well as collect fees, protect its intellectual property and protect itself from liability to others may be impaired.

          In the first nine months of 2000 and in the full year 1999, time and materials fees represented 74% and 76% of Silverline’s revenue, respectively, with the remaining 26% and 24% of its revenue, respectively, were generated from fixed-price contracts. Under time and materials contracts, Silverline recognizes revenue as Silverline performs services. Under fixed-price contracts, Silverline recognizes revenue upon the achievement of specified milestones identified in the related service agreements, which approximates the percentage of completion method. Historically, Silverline typically has earned higher margins under fixed-price arrangements, but Silverline bears the risks associated with cost overruns and inflation. Silverline anticipates that an increasing percentage of its client engagements will be subject to fixed-price arrangements, and its operating results could be adversely affected if Silverline fails to accurately estimate the costs Silverline will incur or its anticipated completion dates in connection with those arrangements.

          Silverline generated approximately 30% of its revenue in the first nine months of 2000 and 45% of its revenue in the full year 1999 from two clients and Silverline expects this to continue in the foreseeable future. Various businesses of Silverline’s largest client, First Data Corp., accounted for approximately 11%, 30% and 29% of its revenue in the first nine months of 2000 and in the full year 1999 and 1998, respectively. In addition, in the first nine months of 2000 and in the full year 1999 and 1998, its second largest client, Sky Capital International (Hong Kong), accounted for approximately 18%, 15% and 18%, respectively, of its revenue.

          Year 2000 conversion projects represented 0%, 13% and 18% of Silverline’s revenue for the first nine months of 2000 and the full year 1999 and 1998, respectively, of which approximately two-thirds was undertaken for various businesses of First Data Corp in 1999 and 1998. Year 2000 conversion projects will not generate any revenue in 2000 or beyond. Silverline intends to replace its Year 2000 business, at least in part, with e-business and customer relationship management or CRM services, which enable its clients to more effectively manage their customers as key assets. Both e-business and CRM services generally yield higher margins than Silverline’s Year 2000 projects and its other services. E-business and CRM represented 41%, 24% and 6% of Silverline’s revenue for the first nine months of 2000 and the full year 1999 and 1998, respectively. At September 30, 2000, Silverline had completed seven e-business projects and was working on another five e-business projects each of which Silverline expects to generate over $0.5 million in revenues. Silverline completed two CRM projects, and as of September 30, 2000 Silverline was working on another three CRM projects. Projects relating to mainframes represented 29% and 35% of Silverline’s first nine months of 2000 revenues and full year 1999 revenues, respectively, client server 27% and 28%, e-business 35% and 21%, Year 2000 0% and 13% and CRM 6% and 3%, respectively.

          Silverline’s strategy is to develop long term client relationships and to secure additional engagements with existing clients by providing quality services and being responsive to its clients’ needs. In the first nine months of 2000, approximately 90% of Silverline’s revenue was generated from companies that were its clients in 1999. In 1999, approximately 65% of its revenue was generated from companies that were its clients in 1998 and 1997.

          In October 1998, Silverline acquired the Lorin Group, a New York-based company that performs consulting services and provides information technology professionals to work on in-house assignments with its client’s information technology departments. Silverline made this acquisition with the intention of cross-selling its off-shore facilities and its other higher value-added project management services to the Lorin Group’s clients. Silverline’s acquisition of the Lorin Group was for cash and was accounted for using the purchase method of accounting.

•
In April 2000, Silverline Technologies, Inc. acquired CIT Canada, a software development firm in Toronto, Canada, for approximately $4.2 million in cash. The firm has approximately $3.1 million in revenues and 70 employees as of December 31, 1999.

•
As of September 2000, Silverline Technologies Limited had invested $30.2 million in its existing wholly owned subsidiary, Silverline Technologies, Inc. for expansion of its sales and marketing operations and to meet the working capital requirements for the expanded scope of the business. Silverline Technologies, Inc. issued 32,681 shares of common stock to Silverline Technologies Limited.

•
In September 2000, Silverline Technologies, Inc. acquired Megasys Software Services Inc., an information technology services provider based in Columbus, Ohio for $6.22 million. Megasys had approximately $10 million in revenues as of December 1999 and 149 employees.

•
Silverline Technologies, Inc. invested $5 million for a 36% stake in the equity of Expo 24-7.com, a U.K. based company and $6.5 million for a 15% stake in the equity of Unified Herbal, a U.K. based company.

•
In October 2000, Silverline acquired its second largest customer, Sky Capital International Ltd., a Hong Kong based information technology consulting company for cash consideration of $22 million. The company had $24.3 million in revenues for the year ended June 30, 2000 and 100 professionals as at June 30, 2000.

•
Silverline has finalized an investment and a strategic alliance agreement with TIS Worldwide, Inc. (or “TIS”), an e-business solutions integrator that specializes in delivery of Internet-based applications to help corporations increase and improve customer services. Silverline has agreed to invest $12.5 million for a 6% stake in TIS. Silverline shall be TIS’s exclusive Indian supplier for all software development services for a period of three years. This investment is subject to Indian regulatory approvals. TIS has operations in 10 offices with over 600 professionals.

          Silverline believes its acquisitions have contributed to its growth by expanding its employee base, client base, geographic coverage, industry expertise and technical skills. Silverline will continue to seek additional acquisitions in the future that complement its business strategy. Silverline cannot guarantee that Silverline will be able to identify suitable acquisition candidates available at reasonable terms, obtain any necessary financing on acceptable terms for these transactions, consummate any acquisitions or successfully integrate any acquired business. Silverline may also finance future acquisitions by issuing its equity shares or additional ADSs, which would dilute your percentage ownership in Silverline.

          Costs of revenue represent Silverline’s most significant expense and consist primarily of salaries, bonuses and employee benefits for its personnel dedicated to client assignments. Non-billable time incurred by Silverline’s information technology professionals resulting from start-up time for new hires, time off between projects and training time incurred to upgrade skills of existing staff are charged to its cost of revenue. Silverline plans to increase the number of its information technology professionals in order to support its planned business growth. However, global competition for information technology professionals is intense and Silverline may not be able to hire or retain sufficient additional personnel to support its business plan. Further, there is significant immigration of information technology professionals from India, depleting the pool of available engineers from India.

          The higher relative profitability of Silverline’s Indian operations principally results from lower overhead and personnel costs. Silverline intend to continue to take advantage of the benefits of delivering its services in India by completing the expansion of its existing software development centers. Silverline has committed aggregate capital expenditures of $10 million for 2000 and 2001 for the build-out of its existing facilities and Silverline has budgeted an additional $12 million for the further build-out of these existing facilities. Historically, costs for skilled information technology professionals have been significantly lower relative to labor costs in the United States. Although Silverline believes that the significant labor cost differential between India and the U.S. will continue, the increases in its labor costs will have an adverse effect on its profit margins, unless Silverline is able to recover these cost increases through increases in its billing rates, improvements in the efficiency and productivity of its information technology professionals, or depreciation of the rupee.

          Silverline typically bills its clients on a monthly basis to monitors client satisfaction and manage its outstanding accounts receivable balances. Silverline continuously monitor its engagements in order to manage billing and utilization rates effectively. Actual billing rates are established on an engagement-by-engagement basis. Over the last three years, Silverline’s average hourly billing rates have increased primarily due to a higher percentage of billable hours related to e-business and CRM solutions, which command higher billing rates.

          Selling, general and administrative expenses consist primarily of salaries, bonuses and employee benefits for Silverline’s support staff and non-project personnel, as well as occupancy costs, staff recruiting costs, travel expenses, telecommunication expenses and promotional costs. These expenses increased approximately 100.4% in the first nine months of 2000 as compared to the same period in 1999. This increase could have an adverse effect on Silverline’s profit margins, unless Silverline is able to recover these cost increases through increases in its billing rates or time billed and are successful in managing its growth. Silverline’s sales and marketing costs are expected to increase as a percentage of its revenue as Silverline enhance its selling efforts.

          In anticipation of business growth, Silverline expects to incur significantly higher operating costs and capital expenditures. Silverline may not continue to grow at a pace that will support these costs and expenditures. To the extent that Silverline’s revenue does not increase at a rate commensurate with these additional costs and expenditures, Silverline’ s results of operations and liquidity could be materially adversely affected.

          In connection with stock options granted in November 1999 to Silverline’s employees, Silverline recorded, deferred stock-based compensation of approximately $2.7 million. This amount represents the difference between the exercise price and the deemed fair market value of Silverline’s common shares for accounting purposes on the date Silverline granted these stock options. This amount is included as a component of shareholders’ equity and is being amortized on a straight-line basis by charges to operations over the vesting period of the options. For fiscal 1999 and the first nine months of 2000, Silverline recorded approximately $532,000 and $1.8 million of stock-based compensation amortization expense, respectively. The amortization of the remaining deferred stock-based compensation will result in additional charges over the period ending April 1, 2003. In addition, Silverline’s deferred stock-based compensation may be even higher for fiscal 2000 because of additional grants.

          Depreciation and amortization consists of depreciation and amortization expenses related to hardware, desktop software and upgrades, goodwill from prior acquisitions, and property, plant and equipment. Silverline expect depreciation and amortization expenses to increase going forward due to its recent acquisitions of Toronto and Hong Kong software development firms and the build-out of its new facilities.

          Interest and finance costs includes income realized from the investment of liquid assets in fixed income securities and interest expense associated with Silverline’s credit facilities.

          Silverline pays taxes in accordance with United States federal, state and municipal tax regulations. Currently, Silverline is not subject to corporate income tax in India on approximately 98% of its income. The majority of Silverline’s profits are derived from Indian operations and accordingly, Silverline’s tax expenses are relatively low. Silverline’ s effective tax rate as of September 30, 2000, was approximately 14.4%. However, the government of India has recently introduced laws to phase out the tax incentives given to information technology services exporters. Specifically, the government of India has introduced legislation to reduce tax deductions available to those companies over the next five years at the rate of 20% each year. See “Risk Factors—Silverline’s results of operations may be materially adversely affected if tax benefits and other incentives provided to Silverline by the government of India are reduced or withheld. Recently, the government of India has introduced laws that could impair Silverline’s tax incentives”. As a result, after Silverline’s existing tax exemptions which extend until 2002, 2003, 2008 and 2009, respectively, for Silverline’s Mumbai (Bombay), Chennai (Madras), new Thane and new Chennai facilities expire, Silverline’s income from these facilities could be subject to Indian taxation. Further, to the extent Silverline constructs any new software development centers in India beyond its current facilities, income derived from these new facilities could be subject to Indian taxation after 2009.

          Under the Finance Act, 2000, Indian software companies will lose their tax holidays with respect to a particular software development center if there is a change of more than 49% in their beneficial ownership between the last date of the financial year in which that center was set up and the last date of any subsequent financial year. As a result, companies are more likely to lose their tax holidays if large shareholders sell their shares or if new shares are issued in order to raise capital, for acquisitions or otherwise. In addition, companies are more likely to lose their tax holidays with respect to their older facilities, because more time will have elapsed in which to accumulate the 49% ownership change.

           A number of aspects of the Finance Act, 2000 are as of yet unclear, including whether the Act would be interpreted to deprive a company of its tax holidays if, as has occurred in Silverline’s case with respect to its two oldest centers, its record ownership changed more than 49% without an accompanying change in beneficial ownership. Based on consultations with some of Silverline’s Indian tax advisors, Silverline believes that this change in record ownership only should not cause the loss of these tax holidays. However, Silverline’s interpretation could be wrong. In addition, the understanding of the definition of beneficial ownership as of yet is unclear. If Silverline is deemed to have lost its tax holidays in 2001 with respect to its two oldest centers, Silverline estimates that its provision for income taxes for this year would increase by approximately $4 million. Moreover, if in the future Silverline were to lose its tax holidays with respect to its two newest software development centers, Silverline’s provision for income taxes would increase by substantially more than that and would have a material adverse effect on its net income and the trading prices of its equity shares and the ADSs.

          In addition, the recently enacted law restricts the scope of the tax exemption to export income earned by the software development centers which are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” as compared to the earlier exemption which was available to the business profits earned by them. In view of these changes Silverline’s tax expenses could increase significantly after its exemptions expire.

Principles of Currency Translation

          In 1999, over 99% of Silverline’s revenue was generated in U.S. dollars. Approximately 21% of Silverline’ s expenses were incurred in Indian rupees, and the balance was incurred in U.S. dollars and other currencies. Silverline Technologies Limited, as an Indian company, uses the Indian rupee as its functional currency, while its U.S. subsidiary, Silverline Technologies, Inc., uses the U.S. dollar as its functional currency. Revenue generated in foreign currencies are translated using the exchange rate prevailing on the date that revenue is recognized. Expenses of overseas operations incurred in foreign currencies are translated using either the monthly average exchange rate or the exchange rate on the date the expense is incurred, depending on the source of payment. Assets and liabilities held in foreign currency are translated using the exchange rate at the end of the applicable reporting period. For 1997, 1998, 1999 and the first nine months of 2000, the net gains from foreign currency fluctuations comprised 6.8%, 0.23%, 1.0% and 15.4% of operating income, respectively.

          For U.S. GAAP reporting, Silverline’s financial statements are translated into U.S. dollars using the average monthly exchange rate for revenue and expenses and the period end rate for assets and liabilities. The gains or losses from translation are reported as other comprehensive income, a separate component of shareholders’ equity.

          Silverline expects that a majority of its revenue will continue to be generated in U.S. dollars for the foreseeable future and that a portion of its expenses, including labor costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, Silverline’s results of operations will be adversely affected to the extent the Indian rupee appreciates against the U.S. dollar, which has historically occurred infrequently. The Indian rupee has depreciated against the U.S. dollar at an average annual rate of 8% over the last three years which has positively affected Silverline’s financial condition. As a result, Silverline has chosen not to enter into currency hedging arrangements. If the Indian rupee does not continue to depreciate against the U.S. dollar, Silverline’s results of operations would be materially adversely affected.

Basis of Presentation

          The consolidated financial statements reflect the financial position, results of operations and cash flows of Silverline, including its subsidiary Silverline Technologies, Inc., a Delaware corporation, which Silverline acquired on December 28, 1999. Silverline Technologies, Inc. had been under common control with Silverline and accordingly, the acquisition was accounted as a pooling of interests. See note 1 to Silverline’s consolidated financial statements and “Related Party Transactions.”

Results of Operations

          The following table presents for the periods indicated certain financial data as a percentage of revenue:

	Year Ended December 31,			Nine Months Ended September 30,
	1997	1998	1999	1999	2000
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	53.6	51.9	56.5	55.3	52.1

Gross profit	46.4	48.1	43.5	44.7	47.9
Selling, general and administrative expenses	22.1	18.8	15.0	15.3	18.3
Stock-based compensation	—	—	0.6	0.0	1.8
Depreciation and amortization	10.5	7.3	4.6	5.3	3.2

Operating income	13.8	22.0	23.3	24.1	24.6
Other income (expenses), net	(1.9)	(1.5)	(1.6)	(1.7)	3.2

Income before income taxes and extraordinary item	11.9	20.5	21.7	22.4	27.8
Provisions for income taxes	2.6	2.5	3.3	3.4	3.8

Income before extraordinary item	9.3	18.0	18.4	19	24
Extraordinary item (net of taxes)	—	—	0.4	0.6	—

Net income	9.3%	18.0%	18.0%	18.3%	24%

First Nine Months of 2000 Compared to First Nine Months of 1999

          Revenue.    Revenue increased $40.4 million or 67% to $100.4 million in the first nine months of 2000 from $60.0 million in the first nine months of 1999. The increase was primarily attributable to increases in Silverline’s service offerings combined with the expanded infrastructure in Silverline’s software development centers established during 1999 and 2000. E-business and CRM revenue together constituted 41% of Silverline’s revenues for first nine months of 2000 compared to 19.5% for the first nine months of 1999. Revenue increases in e-business and CRM were partially offset by declining revenues from Year-2000 and mainframe services. Silverline did not generate any revenue from Year-2000 work for the first nine months of 2000 compared with approximately $6.4 million or 10.68% of Silverline’s revenue for the comparable period in 1999. Revenue from project services grew to contribute 74% of revenues in the first nine months of 2000 compared to 73% in the first nine months of 1999. The continued expansion of Silverline’s infrastructure and capabilities primarily resulted from a 22% increase in the number of Silverline’s information technology professionals to approximately 1,650 at September 30, 2000, from approximately 1,350 at March 31, 2000. Revenue from existing clients contributed 90% of total revenue for the first nine months of 2000.

          Cost of Revenue.    Cost of revenue increased $19.2 million or 57.8% to $52.3 million in the first nine months of 2000 from $33.1 million for the first nine months of 1999. The increase was primarily attributable to higher employee deployments on projects and services in the first nine months of 2000 over the first nine months of 1999. Total labor costs rose by 54.9% in the first nine months of 2000 over the first nine months of 1999 primarily due to the increased number of professionals referred to above and also due to increased wage rates. As a percentage of revenue, cost of revenue decreased to 52.1% in the first nine months of 2000 from 55.3% in the first nine months of 1999.

          Selling, General and Administration Expenses.    Selling, general and administrative expenses increased $9.2 million or 100.4% to $18.4 million in the first nine months of 2000 from $9.2 million in the first nine months of 1999. This increase was attributable to the opening of three new sales offices, higher recruiting costs for sales, marketing and management staff, and higher labor costs for its administrative and support staff. Silverline’s sales force expanded from 19 in the first nine months of 1999 to 25 sales professionals in the first nine months of 2000 and a wider scope of marketing and selling activities during the first nine months of 2000 have caused marketing expenditures to rise significantly. As a percentage of revenue, selling, general and administrative expenses increased to 18.3% in the first nine months of 2000 from 15.3% in the first nine months of 1999. This increase is attributable to Silverline’s establishment of new sales offices and the compensation of additional sales, marketing and management staff.

          Stock-based compensation.    Amortization of deferred stock compensation expense in the first nine months of 2000 was $1.8 million arising from the grant of stock options and warrants to employees in November 1999 and in June 20, 2000. There was no deferred stock option compensation expense in the same period in 1999.

          Depreciation and Amortization.    Depreciation and amortization was $3.2 million in the first nine months of 2000 representing an increase of 2% over the first nine months of 1999. Depreciation and amortization expense increased by 0.1%.

          Provision for Income Taxes.    Taxes were $3.8 million in the first nine months of 2000 as against $2.0 million in the first nine months of 1999. Silverline’s effective tax rate decreased to 14.4% in the first nine months of 2000 as against 15.4% in the first nine months of 1999 due to an increased proportion of operating income being derived offshore where the tax rate is significantly lower than in the U.S.

          Extraordinary Items.    There were no extraordinary items in the first nine months of 2000.

1999 Compared to 1998

          Revenue.    Revenue increased $27.4 million or 45.5% to $87.6 million in 1999 from $60.2 million in 1998. This increase was primarily attributable to increases in both the size and number of client projects resulting from the Lorin Group acquisition and the expansion of Silverline’s infrastructure and capabilities. The expansion of Silverline’s infrastructure and capabilities primarily resulted from a 50% increase in the number of its information technology professionals to approximately 1,200 at December 31, 1999, from approximately 800 at December 31, 1998. Revenue from existing clients contributed 71% of total 1999 revenues, new client business represented 18% and business revenues from the Lorin Group acquisition accounted for the balance.

          Cost of Revenue.    Cost of revenue increased $18.1 million or 57.8% to $49.4 million in 1999 from $31.3 million in 1998. As a percentage of revenue, cost of revenue increased to 56.5% in 1999 from 51.9% in 1998. This increase, both in terms of dollar amount and as a percentage of revenue, was primarily attributable to 55% higher labor costs for Silverline’s skilled information technology professionals in 1999. These labor costs consist predominantly of a 50% increase in the number of information technology professionals to 1,200 at December 31, 1999, from 800 at December 31, 1998, and a 27% increase in Silverline’s labor costs in 1999 from 1998 for its information technology professionals in India given the shortage of, and significant demand for, information technology professionals.

          Cost of revenues both in terms of dollar amount and as a percentage of revenue were also higher in 1999 compared to 1998 due to an increased percentage of Silverline’s revenue coming from on-site assignments resulting from the Lorin Group acquisition. In addition, client concerns relating to Year 2000 conversion issues led to less off-shore work in favor of on-site work because a significant portion of the Year 2000 work was performed on-site at the respective client. Increased training costs relating to retraining Silverline’s employees who had been working on Year 2000 projects also contributed to higher cost of revenues in 1999.

          Selling, General and Administration Expenses.    Selling, general and administrative expenses increased $1.8 million or 15.9% to $13.1 million in 1999 from $11.3 million in 1998. This increase in selling, general and administrative expenses was attributable to an increased number of sales offices and higher labor costs for Silverline’s administrative and support staff. As a percentage of revenue, selling, general and administrative expenses decreased to 15.0% in 1999 from 18.8% in 1998. This decrease is attributable to Silverline’s 45.4% revenue growth without proportional increases in these expenses. Salaries for administrative and support staff represented 3.5% of revenues, rent and office maintenance represented 1.9% of revenues and selling expenses accounted for 4.1% of revenues in 1999 as compared to 3.8%, 2.0% and 4.5%, respectively, in 1998.

           Stock-based Compensation.    Stock-based compensation increased from $0 in 1998 to approximately $532,000 in 1999. This increase was due to the grant of stock options in November 1999 to employees in connection with Silverline’s new employee stock option plans.

          Depreciation and Amortization.    Depreciation and amortization decreased $0.3 million or 6.8% to $4.1 million in 1999 from $4.4 million in 1998. This decrease was primarily attributable to fewer assets being subject to depreciation during a substantial part of the year.

          Provision for Income Taxes.    Taxes increased $1.3 million or 86.7% to $2.8 million in 1999 from $1.5 million in 1998. Silverline’s effective tax rate was 14.8% for 1999.

          Extraordinary Items.    In 1999, Silverline used internally generated funds to prepay outstanding foreign currency loans of $3.8 million. For this purpose, Silverline incurred a prepayment penalty of $0.4 million. The loss per share due to this prepayment was $0.01.

1998 Compared to 1997

          Revenue.    Revenue increased $13.4 million or 28.6% to $60.2 in 1998 from $46.8 million in 1997. This revenue increase was primarily attributable to both the size and number of client projects resulting from the expansion of Silverline’s infrastructure and capabilities, and to a lesser extent, the acquisition of the Lorin Group in October 1998. The expansion of Silverline’s infrastructure and capabilities primarily resulted from a 33% increase in the number of its information technology professionals to approximately 800 at December 31, 1998 from approximately 600 at December 31, 1997. Revenue from existing clients contributed 77% of total 1998 revenues, new client business represented 19% and business revenues from the Lorin Group acquisition accounted for the balance.

          Cost of Revenue.    Cost of revenue increased $6.2 million or 24.7% to $31.3 million in 1998 from $25.1 million in 1997. This increase was primarily attributable to 51.0% higher labor costs for Silverline’s skilled information technology professionals in 1998. These labor costs consist primarily of a 33% increase in the number of information technology professionals to 800 at December 31, 1998, from 600 at December 31, 1997 and a 42% increase in Silverline’s labor costs in 1998 from 1997 for Silverline’s information technology professionals in India given the shortage of, and significant demand for, information technology professionals. Cost of revenue decreased as a percentage of revenue to 51.9% in 1998 from 53.6% in 1997. This decrease was due to a higher percentage of off-shore services performed in 1998 as compared to 1997, partially offset by a significant portion of Year 2000 work which was performed on-site at the respective client.

          Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $1.0 million or 9.7% to $11.3 million in 1998 from $10.3 million in 1997. This increase was attributable to an increased number of sales offices and higher labor costs for Silverline’s administrative and support staff. As a percentage of revenue, selling general and administrative expenses decreased to 18.8% in 1998 from 22.1% in 1997. The decrease was a result of series of cost control measures and Silverline’s 28.8% revenue growth without proportional increases in these expenses. Salaries for support staff amounted to 3.8% of revenues, rent and office maintenance represented 2.0% of revenues and selling expenses accounted for 4.5% of revenues in 1998 as compared to 3.4%, 2.4% and 2.8% respectively in 1997.

          Depreciation and Amortization.    Depreciation and amortization decreased $0.5 million or 10.2% to $4.4 million in 1998 from $4.9 million in 1997. This decrease was primarily attributable to lower amortization costs on software and decreased expenditures on new facility build-outs.

          Provision for Income Taxes.    Taxes increased $0.3 million or 23.3% to $1.5 million in 1998 from $1.2 million in 1997. Silverline’s effective tax rate was 12.0% for 1998.

          Extraordinary Items.    Silverline Technologies, Inc. retired two outstanding term loans of $8.0 million from Columbia Savings Bank. In connection with the retirement of the loans, it had to pay prepayment penalties of $10,105. These payments have been classified under “extraordinary items.”

Quarterly Results of Operations

          The following table presents certain condensed unaudited quarterly financial information for each of the eight quarters from October 1, 1998 through September 30, 2000. This information is derived from Silverline’s unaudited financial statements that include, in the opinion of Silverline’s management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of operations, when read in conjunction with Silverline’s financial statements and the notes to its financial statements appearing elsewhere in this proxy statement/prospectus.

	Three-Month Period Ended
	Dec. 31 1998	Mar. 31 1999	June 30 1999	Sept. 30 1999	Dec. 31 1999	Mar. 31 2000	June 30 2000	Sept. 30 2000
	(in thousands)
Revenue	$18,058	$16,997	$18,321	$24,714	$27,545	$30,998	$32,883	$36,569
Cost of revenue	9,299	9,093	10,189	13,912	16,251	16,112	17,456	18,810

Gross profit	8,759	7,904	8,132	10,802	11,294	14,886	15,427	17,759
Selling, general and administrative expenses	3,606	2,564	2,992	3,625	3,959	5,688	5,596	7,115
Stock-based compensation	—	—	—	—	532	862	862	115
Depreciation and amortization	1,191	1,024	1,080	1,066	925	939	1,199	1,095

Operating income	3,962	4,316	4,060	6,111	5,878	7,397	7,770	9,434

Other income (expenses), net	(248)	(544)	(217)	(285)	(334)	(284)	(370)	3,859

Income before income taxes and extraordinary item	3,714	3,772	3,843	5,826	5,544	7,113	7,400	13,293
Provisions for income taxes	327	598	526	910	776	1,230	1,100	1,231

Income before extraordinary item	3,387	3,174	3,317	4,916	4,768	5,883	6,300	12,062
Extraordinary item (net of taxes)	—	375	—	—	—	—	—	—

Net income	$ 3,387	$ 2,799	$ 3,317	$ 4,916	$ 4,768	$ 5,883	$ 6,300	$12,062

          Silverline’s quarterly operating results have historically fluctuated and may continue to fluctuate significantly as a result of numerous external factors. For a description of some of these factors, please see “Risk Factors—Silverline’s quarterly operating results are subject to fluctuations and if Silverline fails to meet the expectations of securities analysts or investors in any quarter, Silverline’s share price could decline significantly”. Silverline believes, therefore, that past operating results and period-to-period comparisons should not be relied upon as an indication of future performance.

Liquidity and Capital Resources

          Silverline has generally financed its working capital needs through cash flow from operations, supplemented by borrowings under a line of credit and various credit facilities, as well as an initial public offering in India, cash used from initial public offering in the U.S. on June 20, 2000, and a private placement to Silverline Holdings Corporation, its controlling shareholder. Net cash provided (used) by Silverline’s operating activities was $(81.3) million, $24.6 million, $12.3 million and $11.1 million in the first nine months of 2000, and in the full years 1999, 1998 and 1997, respectively.

          Silverline typically bills its clients on a monthly basis to monitor client satisfaction and manage its outstanding accounts receivable balances. Silverline’s accounts receivable increased from approximately $22.8 million at December 31, 1999 to approximately $48.2 million at September 30, 2000. Silverline’s accounts receivable as a percentage of revenue was approximately 26%, 41% and 37%, as of December 31, 1999, 1998 and 1997, respectively. As of September 30, 2000, Silverline’s accounts receivable as a percentage of revenue for the immediately preceding four quarters, was 37.4%. In recent years, the average number of days that Silverline’s accounts receivables are outstanding have increased in each of the 31–60, 61–90 and 90+ day aging periods and decreased in the 0–30 day aging period. This is due to an increasing portion of Silverline’s revenue being represented by large accounts with companies, that tend to delay payment until at least 90 days after billing. In the quarter ended September 30, 2000, several of Silverline’s major customers have delayed payment until 90 days or more after billing. If one or more of Silverline’s major customers refused to or were to become insolvent or otherwise unable to pay for the services provided by Silverline, its business, operating results and financial condition would be adversely affected.

          Silverline periodically reviews all of its outstanding accounts receivable and examines, among other things:

•	the age, amount and quality of the account receivable;

•	the relationship with, size of and history of the client; and

•	the quality of service performed for a client to determine the classification of an account receivable.

          Based on this review, Silverline determines doubtful accounts receivable and make provisions for all accounts that are doubtful for recovery. Silverline has made allowances for doubtful debts of approximately $500,000 and $425,368 as of September 30, 2000 and as of December 31, 1999, respectively.

          In September 1992, Silverline raised approximately $10.3 million in gross aggregate proceeds from the sale of its equity shares in Silverline’s initial public offering on the Bombay Stock Exchange (now known as The Stock Exchange, Mumbai). In December 1997, Silverline received from Subra Holdings, Inc., which is now known as Silverline Holdings, Corp., a significant shareholder, a commitment to acquire shares of STL for approximately $12 million (or approximately Rs. 22 per share). In March 1998, Silverline Holdings, Corp. paid $1.2 million of the total committed amount and in May 1999, Silverline Holdings, Corp. paid an additional $10.8 million upon which 22 million STL shares were issued. The proceeds from these transactions were predominantly used for capital expenditures.

          At September 30, 2000, Silverline had an aggregate of $17.9 million of cash and cash equivalents, $123 million of working capital and $2.91 million in outstanding bank borrowings, and an aggregate of $18.3 million in available working capital lines of credit from a total of four commercial banks.

          In June 2000, Silverline raised approximately $101.1 million in gross aggregate proceeds (after payment of underwriting discount but before payment of other expenses incurred in the offering) in its initial public offering of its ADSs.

          Silverline Technologies, Inc. is a party to a loan agreement with The Chase Manhattan Bank and the Bank of Baroda providing for an aggregate line of credit in the amount of $19.0 million. Interest is calculated at a variable rate. At September 30, 2000, the annual rate of interest for funds advanced under this revolving line of credit was at the U.S. prime rate. Silverline Technologies, Inc. also has a term loan facility with The Chase Manhattan Bank in the amount of $2.3 million which is payable over four years at the U.S. prime rate. The loan agreement also allows for $2.0 million of letters of credit split equally between The Chase Manhattan Bank and the Bank of Baroda under which no standby letter of credit was outstanding.

          Provisions in Silverline Technologies, Inc.’s loan agreement restrict Silverline Technologies, Inc. from, among other things, incurring additional debt, issuing guarantees and creating liens on its property, without the prior consent of The Chase Manhattan Bank and the Bank of Baroda. The loan agreement also contains provisions requiring Silverline Technologies, Inc. to maintain specified tangible net worth levels and leverage ratios. Borrowings under the loan agreement are short-term and are secured by certain of Silverline Technologies, Inc’s. assets, including equipment and receivables. As of September 30, 2000, Silverline had $11.4 million of indebtedness outstanding under the line of credit and $2.3 million under the term loan which was paid off in October. The credit facility is currently guaranteed by Silverline Holdings, Corp. and Mr. Ravi Subramanian, Silverline’s chairman, and secured by a pledge of 3.5 million shares which Mr. Ravi Subramanian holds in Silverline Holdings, Corp. Subject to the approval of the government of India and Silverline’s board of directors, this guaranty will be assumed by Silverline with a pledge of Silverline’s shares in Silverline Technologies Inc.

           In addition to the loan agreement with The Chase Manhattan Bank and the Bank of Baroda, Silverline Technologies, Inc. has a term loan outstanding with Columbia Savings Bank in the aggregate principal amount of $187,500. This loan is payable in equal monthly installments of $12,500 with interest calculated at the bank’s prime rate plus 0.75%. Silverline’s final payment on this loan is due December 31, 2001.

          Silverline Technologies Limited has working capital credit facilities in India from the Corporation Bank and the IDBI Bank Ltd for approximately $3.5 million and $2.8 million, respectively. These facilities have been drawn to the extent of $0 and $0, respectively, at September 30, 2000. The working capital credit facilities are secured by a lien on all Silverline’s assets in India. The interest rates range between 11% and 16% per annum. IDBI has reserved the right to withdraw the facilities in the event of any change in circumstances, including a material change in Silverline’s ownership, shareholding pattern or management. However, the Corporation Bank credit facility can be cancelled or withdrawn at any time without prior notice.

          In October, 1998 Silverline purchased substantially all the assets of Lorin Management Services Inc., Lorimar Services Inc. and Nova Technical Services Inc. or collectively the Lorin Group, for approximately $2.3 million. The purchase agreement provides for contingent payments to the sellers upon the achievement of certain financial performance measures. During the period ended December 31, 1999, Silverline paid approximately $690,000 pursuant to this contingent obligation. The payment for fiscal year 2000 under this contingent earn-out obligation will be made in 2001 and will be Silverline’s last contingent payment.

•
In April 2000, Silverline Technologies, Inc. acquired CIT Canada, a software development firm in Toronto, Canada, for approximately $4.2 million in cash. The firm has approximately $3.1 million in revenues and 70 employees as of December 31, 1999.

•
As of September 2000, Silverline Technologies Limited had invested $30.2 million in its existing wholly owned subsidiary, Silverline Technologies, Inc. for expansion of its sales and marketing operations and to meet the working capital requirements for the expanded scope of the business. Silverline Technologies, Inc. issued 32,681 shares of common stock to Silverline Technologies Limited.

•
In September 2000, Silverline Technologies, Inc. acquired Megasys Software Services Inc., an information technology services provider based in Columbus, Ohio for $6.22 million. Megasys had approximately $10 million in revenues as of December 1999 and 149 employees.

•
Silverline Technologies, Inc. invested $5 million for a 36% stake in the equity of Expo 24-7.com, a U.K. based company and $6.5 million for a 15% stake in the equity of Unified Herbal, a U.K. based company.

•
In October 2000, Silverline acquired its second largest customer, Sky Capital International Ltd., a Hong Kong based information technology consulting company for cash consideration of $22 million. The company had $24.3 million in revenues for the year ended June 30, 2000 and 100 professionals as at June 30, 2000.

•
Silverline has finalized an investment and a strategic alliance agreement with TIS Worldwide, Inc. (or “TIS”), an e-business solutions integrator that specializes in delivery of Internet-based applications to help corporations increase and improve customer services. Silverline has agreed to invest $12.5 million for a 6% stake in TIS. Silverline shall be TIS’s exclusive Indian supplier for all software development services for a period of three years. This investment is subject to Indian regulatory approvals. TIS has operations in 10 offices with over 600 professionals.

          During 1999, Silverline’s capital expenditures totaled approximately $16.8 million, including $2.7 million related to the construction and build-out of its new facility at Thane, $12.0 million for the construction and build-out of its new facility at Chennai, and $2.1 million for the construction of a residential complex for employees constructed at Mumbai (Bombay). In the first nine months of 2000, Silverline’s capital expenditures equaled approximately $4.5 million relating to the construction of its new Chennai facility. As of December 31, 1999, Silverline budgeted aggregate capital expenditures of $14.5 million for 2000 and 2001, in addition to the $16.8 million Silverline spent in 1999, to further build-out and equip its two new facilities at Thane and Chennai and had contractual commitments for capital expenditures of $6.3 million of the $14.5 million budgeted amount through that same period.

          During 1998, capital expenditures of $4.6 million were incurred mainly on the build-out of Silverline’s new facilities in Thane and Chennai and the purchase of office equipment and computers. During 1997, Silverline’s capital expenditures were approximately $9.3 million primarily for the build-out of its new facilities in Thane and Chennai.

          Silverline’s net cash used in investing activities was ($30.8) million, $16.8 million, $6.8 million and $3.4 million in the first nine months of 2000, and in the full year 1999, 1998, and 1997, respectively. The increase from 1998 to 1999 was due to the build-out of Silverline’s Thane and Chennai facility. Since the planned facilities expansion will significantly increase Silverline’s fixed costs, Silverline’s results of operations would be materially adversely affected if Silverline is unable to grow its business proportionately.

          Silverline may require additional capital to develop the infrastructure needed to support its future growth. Silverline’s management believes that its level of working capital will continue to grow at a rate generally consistent with the growth of its operations. Although Silverline cannot assure you that future financing will be available on terms acceptable to it, Silverline may seek additional funds through public or private debt or equity offerings or through bank borrowings, to the extent permitted by existing debt agreements. Silverline’s management believes that its existing cash balances, funds generated from operations, and borrowings under its credit facilities will be sufficient to permit Silverline to meet its liquidity requirements for at least the next twelve months.

Tax Matters

          Silverline benefits from certain significant tax incentives under Indian tax laws. As a result of these incentives, Silverline’s operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include:

•
a 10-year tax holiday from payment of Indian corporate income taxes for operation of its software development centers which are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” under sections 10A and 10B of the Income Tax Act; and

•	an income tax deduction of 100% for profits derived from exporting information technology services under section 80HHE of the Income Tax Act.

          Silverline may use either of these two tax incentives mentioned above. Further, Silverline is currently eligible for exemptions from other taxes, including customs duties.

          As a result of these tax incentives, historically Silverline’s operations in India have been subject to a relatively insignificant tax liability. Silverline pays corporate income tax in foreign countries on income derived from operations in those countries. Silverline’s effective tax rate as of September 30, 2000 was approximately 14.4%. The Finance Act, 2000 phases out the tax benefit over the financial years 2000–2001 to the financial year 2008–2009. Accordingly, facilities set up on or before March 31, 2001 have a 9-year tax benefit, new facilities set up on or before March 31, 2002 would have a 8-year tax benefit and so forth until the tax benefit would not be available to new facilities set up after March 31, 2009. Silverline’s tax benefit extends until 2002, 2003, 2008 and 2009, respectively, for its Mumbai (Bombay), Chennai (Madras) and for its new Thane and new Chennai facilities. In addition, the new sections 10A and 10B introduced by the Finance Act, 2000, which replace the earlier sections 10A and 10B, restrict the scope of the tax exemption by allowing a deduction of export income earned by the software development centers which are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” from its total income, as compared to the earlier total exemption which was available to the business profits earned by them.

           Under the Finance Act, 2000, Indian software companies will lose their tax benefit with respect to a particular software development center if there is a change of more than 49% in their ownership between the last date of the financial year in which that center was set up and the last date of any subsequent financial year. As a result, companies are more likely to lose their tax benefits if large shareholders sell their shares or if new shares are issued in order to raise capital, for acquisitions or otherwise. In addition, companies are more likely to lose their tax benefits with respect to their older facilities, because more time will have elapsed in which to accumulate the 49% ownership change.

          A number of aspects of the Finance Act, 2000 are as of yet unclear, including whether the Act would be interpreted to deprive a company of its tax benefits if, as has occurred in Silverline’s case with respect to its two oldest centers, its record ownership changed 49% or more without an accompanying change in beneficial ownership. Based on consultations with some of Silverline’s Indian tax advisors, Silverline believes that this change in record ownership only should not cause the loss of these tax benefits. However, Silverline’s interpretation could be wrong. In addition, the understanding of the definition of beneficial ownership as of yet is unclear. If Silverline is deemed to have lost its tax benefits in 2001 with respect to its two oldest centers, Silverline estimates that its provision for income taxes for this year would increase by approximately $4 million. Moreover, if in the future Silverline were to lose its tax benefits with respect to its two newest software development centers, its provision for income taxes would increase by substantially more than that and would have a material adverse effect on Silverline’s net income and the trading prices of its equity shares and the ADSs.

          The Finance Act, 2000, also phases out the income tax deduction under section 80HHE over the next five years by decreasing the tax deduction by 20% each year beginning April 1, 2000. Therefore, after Silverline’s existing tax benefit under sections 10A and 10B expire or if Silverline loses its tax benefit for the reasons mentioned above, Silverline could be subject to taxation by the Indian government for income derived from these facilities. In addition, Silverline could lose its tax benefits if certain changes in its share ownership occur or are deemed to have occurred. For additional information, please see “Risk Factors—Silverline’s results of operations may be materially adversely affected if tax benefits and other incentives provided to Silverline by the government of India are reduced or withheld. Recently, the government of India has introduced laws that could impair Silverline’s tax incentives.”

Accounting Pronouncements

          In June, 1998 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activity”. SFAS No. 133, as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Silverline has evaluated the impact of SFAS No. 133 on Silverline’s consolidated financial statements. Silverline believes that SFAS No. 133 will have no material impact on Silverline’s consolidated financial statements.

          In December 1999, the Securities and Exchange Commission (or “SEC”) issued Staff Accounting Bulletin No. 101 (or “SAB 101”), “Revenue Recognition in Financial Statements.” SAB 101 summarizes certain of the SEC’s views in applying generally accepted accounting principles to revenue recognition in financial statements. Silverline is required to adopt SAB 101 in the fourth quarter of 2000. Silverline anticipates that the adoption of SAB 101 will not have a significant impact on our financial statements.

          The Financial Accounting Standards Board issued FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB Opinion No. 25” (FIN 44) in March 2000 effective July 1, 2000 prospectively to new awards, exchanges or modifications of awards and changes in grantee status, with minor exceptions .

           FIN 44 provides guidance only for certain issues that arose in applying APB Opinion No. 25, “Accounting for Stock Issued to Employees” and the issues addressed in FIN 44 were resolved within the framework of the intrinsic value method prescribed by APB No. 25.

Year 2000

          Year 2000 conversion projects represented 0%, 13% and 18% of Silverline’s revenue for the first nine months of 2000 and the full year 1999 and 1998, respectively. Many of Silverline’s Year 2000 conversions projects involve projects that provide benefits to its clients’ businesses that may be difficult to quantify. Silverline has not had and does not expect, any claim asserted against it, and Silverline maintains liability insurance for claims that may arise under its indemnification of its clients for Year 2000 compliance. However, Silverline cannot assure you that this insurance will sufficiently protect Silverline from any Year 2000 claims that may be asserted against it.

Quantitative and Qualitative Disclosures about Market Risk

          Silverline conducts business almost exclusively in U.S. Dollars and Indian Rupees. As a result, it is subject to foreign exchange rate risk due to the effects that foreign exchange rate movements of these currencies have relative to each other. Silverline believes that currently it has no other material market risk exposure.

          Silverline addresses its foreign exchange risk through a program of reviewing and monitoring the relative exposures and engaging in forward transactions within the confines of the regulatory framework in India that relate to foreign exchange. At the present time, there are no forward contracts outstanding.

          Silverline does not have material interest rate risk as its borrowings, which are to fund working capital needs, are short-term in nature.

SILVERLINE’S BUSINESS

Overview

          Silverline is an Indian provider of information technology services. Silverline offers its clients a broad range of these services, including application development, migration and maintenance, and e-business solutions. Silverline has also begun to focus on customer relationship management or CRM services.

          Silverline’s flexible off-shore/off-site delivery capabilities, which Silverline uses on many of its projects, allow Silverline to access highly skilled, relatively low cost information technology professionals in India and to integrate its work on a client project at one of its software development centers with its efforts at the project site. Silverline undertakes engagements both on a project management basis, where Silverline has complete responsibility for managing the project, and, to a lesser extent, on a more integrated basis where its employees work in-house for its clients’ information technology departments. Some of Silverline’s project management assignments are also done exclusively on-site at the project’s location. Silverline believes that its services are distinguished by its proven processes and methodologies.

          Silverline currently has approximately 1,650 employees, with about 1,200 in India and 450 in the United States. From 1995 through 1999, Silverline achieved compound annual revenue growth and net income growth of approximately 22% and 29%, respectively. During that same period, Silverline’s net income increased from $5.7 million to $15.8 million. Silverline focuses on marketing its information technology solutions primarily to companies in industries that have historically devoted relatively large percentages of their overall budgets to information technology, including:

•	business information services, with clients such as First Data Corp.;

•	financial services, with clients such as J.P. Morgan & Co.; and

•	telecommunications, with clients such as Verizon.

Industry Background

The Information Technology Professional Services Industry

          Worldwide demand for information technology services is growing rapidly and certain segments within the information technology services market are experiencing particularly rapid growth. According to International Data Corporation, an information technology market research firm, the market for Internet professional services will grow from $16 billion in 1999 to approximately $99 billion in 2004. In addition, that firm predicts that the total worldwide information technology services market related to CRM solutions will increase from $33.2 billion in 1998 to approximately $125 billion by 2004.

          Factors contributing to the growth in the information technology services industry, as it transitions from a traditional back-office role to becoming a key driver in competitively positioning enterprises, include:

          Impact of the Internet.    International Data Corporation estimates that there were approximately 56 million Internet users in the U.S. at year-end 1998 and that by 2002 there will be approximately 137 million Internet users in the U.S. Silverline believes that the development of the Internet has resulted in increased customer expectations, reduced barriers to market entry, reduced costs and increased competition. As a result, companies are seeking to build, implement or enhance their existing or alternative solutions, as well as offer more sophisticated Internet services in order to meet customers’ expectations, remain competitive and effectively benefit from new customer information. Silverline believes that companies that are able to successfully develop and maintain an Internet presence will be able to more efficiently conduct business with their partners and suppliers, communicate with customers and employees, and address the rapidly growing, global base of business-to-customer and business-to-business online transactions.

           Competitive necessity.    Deregulation, globalization and technological innovation are accelerating the pace of business competition. Companies face constant pressures to improve the quality of their products and services, reduce the cost and time to market them, improve operating efficiencies and strengthen customer relationships. In order to achieve these objectives, companies are re-engineering their business processes and improving their information systems to enable and support their re-engineered processes. Using information technology as a strategic tool for addressing critical business issues enables enterprises to reduce cycle times and production costs, improve the rate of introduction of new products and services and price products and services more competitively.

          Increasing complexity of information technology.     Designing, developing and implementing information technology solutions has become increasingly complex. Information technology departments must integrate and manage computing environments often consisting of multiple operating systems, databases, programming languages and networking protocols, and must implement both custom and packaged software applications. Many businesses do not have the time, resources or experience to keep pace with rapid industry and technological changes or to build appropriate and cost-effective information technology solutions. Globally, enterprises are increasingly focusing on their core business competencies and outsourcing to specialized firms to provide information technology solutions on a timely basis and assist them in changing business processes to meet specific business objectives.

          Growth in packaged software applications.    Businesses are increasingly turning to e-commerce, CRM and enterprise resource planning packaged software applications such as those made by BroadVision, Inc., Commerce One, Inc., Oracle Corporation, SAP AG and Siebel Systems Inc. International Data Corporation estimates that the worldwide packaged software market was equal to $35.2 billion in 1999. Businesses use these integrated applications packages to replace, on an enterprise-wide basis, existing or legacy applications which have limited functionality and integration capability. Customizing and implementing these packages is often a major undertaking that requires highly specialized skill sets and functional experience, all of which is in short supply. International Data Corporation forecasts that custom application development and maintenance services will grow worldwide from $18 billion in 1999 to $23.4 billion in 2004.

          As a result of these trends, together with recent advances in telecommunications, Silverline believes companies are increasing their reliance on the outsourcing of information technology services. Businesses seek experienced information technology services providers that not only have the knowledge and experience to address the complexities of rapidly changing technologies, but also possess the capability to understand and automate their business processes and organizational knowledge base. The number of available, qualified technical professionals has not kept pace with the development of the Internet and the increasing demand for information technology services, particularly in regions such as North America, Western Europe and Japan. The Information Technology Association of America estimates that in 2000 there will be a shortage of approximately 843,328 information technology professionals in the United States alone.

          Historically, information technology services companies used off-shore professionals primarily to supplement internal project management staffing requirements of their customers. More recently, information technology services companies have increasingly used off-shore resources to provide higher value-added project management services, such as e-business, application development, and migration. Silverline believes that its off-shore infrastructure offers a number of benefits over more traditional outsourcing methods, including faster delivery of new information technology solutions, more flexible scheduling and significant cost savings.

The Indian Information Technology Industry

          Since the late 1980’s, a significant amount of information technology work has moved off-shore. Many large international software firms, such as Microsoft Corporation, Oracle Corporation, SAP AG and Sun Microsystems Inc. have set up operations in India. Large multinationals also use Indian companies to outsource software services. According to a study released in December 1999 by McKinsey & Company, Inc. on behalf of India’s National Association of Software and Service Companies (or “NASSCOM”), approximately 20% of Fortune 1000 companies utilize the services of Indian information technology companies. In addition, the McKinsey study states that information technology services exports from India have grown at a compounded annual growth rate of more than 50% a year since 1992.

          According to the McKinsey study, overall revenues from the Indian information technology software and service industry have grown from $150 million in 1988–89 to $3.9 billion in 1998–99. Further, the McKinsey study states that NASSCOM should target $87 billion in annual revenue from the industry by 2008.

          Silverline believes that India’s rapid growth in the information technology services industry is attributable to the following factors, among others:

•
Large base of highly skilled information technology professionals.    According to NASSCOM, India, with 4.3 million technical workers, currently has the second largest English-speaking pool of scientific professionals, second only to the United States. There are over 1,900 educational institutions, including engineering colleges, technical institutes and polytechnics, that annually train over 73,500 computer professionals. In addition, Silverline believes that the quality of technical training in India is among the highest in the world.

•
High quality information technology services companies.    Indian information technology services companies have developed the capability to deliver a high quality product. Many of India’s leading information technology services companies have been measured against international quality standards and have received certification and recognition for their processes and quality controls. A NASSCOM analysis of international quality standards conducted in December 1999 showed that about 145 of the top 300 Indian information technology service companies had already been assessed by the International Standards Organization, a standards assessment organization, at ISO 9000. ISO 9000 is a model for quality assurance in design, development, production, installation and services. As of December 1999, 12 of the 19 organizations worldwide that had achieved Level 5 certification under the Software Engineering Institute’s Capability Maturity Model (or “SEI-CMM”), a rating system for information technology companies, were Indian companies. Further, as of December 1999, 15 of the 40 organizations worldwide that had achieved SEI-CMM Level 4 certification were Indian companies.

•
Significantly lower wages for information technology professionals.    India’s sizable pool of information technology talent is available to companies worldwide at relatively low labor costs. According to an October 1999 report by Software Productivity Research, a research firm, the average annual wage rate for software professionals in India was then approximately 10% of the average U.S. rate. Although wages in India are rising significantly faster than in the United States, the wage rate differential is anticipated to remain a substantial competitive advantage for Indian companies in the foreseeable future.

•
Near 24-hour service using time zone differences.    Indian information technology companies use the 9  1 /2 to 10 1 /2 hour time difference between India and the eastern United States to create, when combined with U.S. operations, a near 24-hour software development office.

e-commerce Potential

          A new industry report projects that global e-commerce revenues reached $95 billion in 1999, and will exceed $1.3 trillion by 2003. The projections are based on Peterborough, New Hampshire-based ActivMedia Research’s sixth annual “Real Numbers behind Net Profits” study. Revenue growth rates of 150% (up from 72% in 1998) were forecast for 1999 and 138% for 2000 as online buyers rely on the Internet for a wider range of goods and services.

          The report states “Expanding cross-language capabilities create increasingly permeable global boundaries. Speedy digital information flow facilitates free trade and business worldwide. Political improvements coupled with faster, more efficient cross-cultural communications are fueling global e-commerce.”

           The report also states:

•	72% of web sites are still based in the U.S.;

•	92% of e-commerce is generated through U.S.-based web sites;

•	Exports are becoming increasingly critical to U.S. e-commerce growth; and

•	9 in 10 revenue dollars are product and service sales, not advertisements.

          According to a recent eMarketer report, consumers in the United States will spend $18.6 billion in 1999, more than double the $8 billion spent in 1998, and a 615% increase from the $2.6 billion spent in 1997. The report further states that online consumer revenues account for almost one-quarter of total e-commerce worldwide today.

          The eConsumer Shopping Report projects that a steady growth trend will continue through 2002 when total U.S. consumer electronic commerce consumer revenues are expected to reach $65.6 billion. The report also projects the number of online buyers will grow at an average annual rate of 20%, increasing from 38.8 million at year-end 1999 to 67.2 million in 2002. As total online consumer revenues and the number of online buyers continue to climb, the average annual online expenditure per buyer, which was $479 in 1999, projected increase at a rapid yearly pace to reach $976 in 2002.

          The consumer e-commerce segment is projected to grow to $26 billion by 2002, and business-to-business e-commerce is projected to increase from $16 billion in 1998 to $268 billion in year 2002, according to the eMarketer report. The consumer segment of e-commerce business conducted on the web, will increase to
$26 billion by the year 2002, more than 12 times for year 1998 figures. The business-to-business segment of
e-commerce is outpacing consumer dollars worldwide and will account for the majority of web-based revenues through 2002. The report concludes that the business-to-business segment will increase to $268 billion in the year 2002, from $5.6 billion in 1997 and $16 billion in 1998.

Internet Economy

          A study conducted by the University of Texas and released by Cisco Systems found that the Internet economy generated more than $300 billion in the U.S. in 1998 and was responsible for creating 1.2 million jobs in the U.S.

          According to the study, the U.S. Internet economy grew at an estimated compounded annual growth rate of 174.5% from 1995 to 1998, compared to the overall worldwide average economic growth rate of 3.8%. In only five years, the Internet economy already rivals in size industries such as energy ($233 billion), automobiles ($350 billion) and telecommunications ($270 billion), according to researchers. The U.S. Internet Economy is one of the top 20 economies in the world, the study found.

          The study also found that Internet commerce is growing at a much faster rate than expected; that Internet workers are 65% more productive than non-Internet workers; and that companies with significant Internet revenues have a combined market value of more than $2.4 trillion.

          According to the study, total e-commerce in 1998 exceeded $102 billion for U.S.-based companies and the average revenue per Internet employee is $250,000 as compared to $160,000 per non-Internet business employee.

The Silverline Solution

          Silverline believes that the combination of the following capabilities and characteristics enables Silverline to capitalize on the rapid growth in the information technology services industry and to provide a faster time to market, comprehensive, flexible solutions to its clients:

           A broad range of information technology services.    Silverline provides a broad range of information technology services, including application development, migration and maintenance, and e-business solutions. Silverline has also begun focusing on CRM services. Silverline has significant software project knowledge and experience across multiple systems and technologies that Silverline believes allow it to function as a virtual extension of its clients’ information technology departments. Instead of using multiple vendors to design and implement complex information technology projects, Silverline’s clients are able to rely solely on it to provide strategy, coding and implementation of their information technology solutions. By using Silverline as their single source provider of information technology services for a project, Silverline’s clients are able to reduce their time to market.

          Proven, scaleable processes with SEI-CMM Level 4 rating.    Silverline has developed its own proven processes and methodologies in order to facilitate timely, cost-effective management and the seamless delivery of well documented, high quality software projects in multiple locations using on-site, off-site and off-shore personnel. The processes and methodologies Silverline uses at its four software development facilities in India conform to ISO 9001 standards and were assessed in December 1999 as SEI-CMM Level 4. Silverline is continually improving its processes and methodologies so that they can be used in conjunction with the latest technologies.

          Highly skilled, relatively low cost information technology professionals in India.     As of September 30, 2000, 72% of Silverline’s approximately 1650 information technology professionals were employed at one of its four software development centers in India. Silverline has approximately 130 project managers and senior technical personnel on its staff who provide in-depth project management experience to Silverline’s clients. Silverline’s information technology professionals have experience over a broad range of competencies, averaging more than 5 years of industry and technical experience per person. Silverline’s four software development centers in India and its operations in the U.S. permit Silverline to provide near 24-hour service. Silverline’s Indian software development centers are staffed with relatively low cost professionals, whose average annual wages are, according to an October 1999 report by Software Productivity Research, a research firm, approximately 10% that of their U.S. counterparts. For large projects with short time frames, Silverline’s multiple off-shore facilities allow for simultaneous processing of various development phases to accelerate delivery time. In addition, Silverline is able to use the excess capacity of its clients’ existing computing facilities during off-peak hours through its software development centers. This allows Silverline to undertake additional projects without substantial client investment in new hardware and software.

          Silverline’s in-house training institute.    In 1993, Silverline established an in-house training facility, the Silverline Institute, to address Silverline’s training needs on an on-going basis. Silverline’s institute is located in Mumbai (Bombay) and Chennai, India, offering technical training, along with non-technical leadership skills development and trains approximately 800 professionals annually. Silverline make offers of employment to some of the graduates of its institute. Silverline is currently training its own information technology professionals through the Silverline Institute on many of the latest e-business technologies. The facility also offers training to equip new employees for meeting specific client project needs. Silverline also offers training programs to selected clients as a distinct value-added service. Silverline believes that the Silverline Institute provides Silverline with a competitive advantage in recruiting and retaining information technology professionals. In addition, Silverline believes that its educational collaborative relationships with two governmental organizations, namely India’s Centre for Development of Advanced Computing and the National Center for Software Technology, helps it to attract quality information technology professionals.

          Silverline’s industry-specific knowledge and experience.    Silverline has extensive knowledge and experience in three industries: business information services, financial services and telecommunications. Silverline disseminates this knowledge and experience throughout Silverline using its intranet. Silverline intends to continue to expand its capabilities through acquisitions and hiring. Silverline believes its knowledge and experience helps it reduce its learning curve on new engagements in these industries, and accurately deliver solutions that effectively address the challenges that its clients face.

Silverline’s Business Strategy

          Silverline’s business strategy emphasizes the following elements:

          Expand Silverline’s services offerings.    The Internet is a major catalyst for change in the business world and is generating substantial opportunities for information technology services firms. Silverline intends to capitalize on this opportunity by expanding its e-business and CRM services. Silverline is currently training, through the Silverline Institute, and recruiting information technology professionals in these technologies. The percentage of Silverline’s revenue derived from its e-business and CRM services has grown from 10% in the first nine months of 1999 to 32% in the first nine months of 2000 and 6% in 1998 to 24% in 1999. Silverline also intends to continue to enhance its processes and methodologies as new information technologies and challenges emerge. Silverline believes that continued expansion of its service offerings will enhance long-term relationships with Silverline’s clients.

          Increase the services Silverline performed off-shore.    Silverline is continually seeking to provide a greater proportion of its services at its off-shore facilities rather than at its client sites or at its New Jersey facility. The services Silverline performs at a client’s site typically generate higher revenue per information technology professional because Silverline charges higher rates for work performed on-site and on-shore. However, on-site or on-shore services result in lower profit margins than equivalent services performed off-shore at its facilities in India primarily because the compensation expenses associated with providing services at these locations are disproportionately higher. By moving services off-shore, Silverline is able to significantly reduce its costs, allowing us both to charge its client lower rates and to earn higher profit margins. Silverline has been successful in performing a significant proportion of its e-business services at its off-shore software development centers.

          Develop and enhance long-term client relationships.    In the first nine months of 2000, approximately 90% of Silverline’s revenue was generated from companies that were also its clients in 1999. In 1999, approximately 65% of Silverline’s revenue was generated from companies that were also its clients in 1998. Silverline believes that its long-term client relationships provide substantial cross-selling opportunities, especially for newer technologies, such as e-business and CRM solutions. Silverline will continue to emphasize its strategy of building long-term, broad relationships with its clients in an effort to obtain higher margin, more complex projects.

          Attract and retain skilled personnel.    Silverline’s success depends on its ability to attract, train, motivate and retain highly skilled information technology professionals. Silverline focuses its recruiting efforts on the top students from the engineering departments of Indian universities as well as lateral candidates. Silverline seeks to attract, motivate and retain its information technology professionals by offering:

•	multiple professional challenges and the opportunity to work in one or more of its consulting and training divisions;

•	the ability to work with leading-edge technologies;

•	attractive compensation plans that align employees’ interests and goals with its own;

•	a stimulating, flexible and entrepreneurial work environment; and

•	the opportunity to receive ongoing technical training at its in-house training institute, the Silverline Institute.

          Pursue additional strategic acquisitions and relationships.    Silverline believes that acquisitions will be an important part of its expansion strategy. Silverline completed the acquisition of the Lorin Group, a New York-based in-house consulting company in October 1998. For more information on this acquisition, please see “ Silverline’s Management’s Discussion and Analysis of Financial Condition and Result of Operations”. This acquisition not only strengthened Silverline’s presence in the United States but also provided Silverline with access to additional clients such as Deutsche Banc Alex. Brown, Merrill Lynch & Co. and The Depository Trust Company, providing Silverline with deeper penetration into the financial services market and additional information technology professionals in the northeastern United States. This acquisition has generated cross-selling opportunities for Silverline.

•
In April 2000, Silverline Technologies, Inc. acquired CIT Canada, a software development firm in Toronto, Canada, for approximately $4.2 million in cash. The firm has approximately $3.1 million in revenues and 70 employees as of December 31, 1999.

•
As of September 2000, Silverline Technologies Limited had invested $30.2 million in its existing wholly owned subsidiary, Silverline Technologies, Inc. for expansion of its sales and marketing operations and to meet the working capital requirements for the expanded scope of the business. Silverline Technologies, Inc. issued 32,681 shares of common stock to Silverline Technologies Limited.

•
In September 2000, Silverline Technologies, Inc. acquired Megasys Software Services Inc., an information technology services provider based in Columbus, Ohio for $6.22 million. Megasys had approximately $10 million in revenues as of December 1999 and 149 employees.

•
Silverline Technologies, Inc. invested $5 million for a 36% stake in the equity of Expo 24-7.com, a U.K. based company and $6.5 million for a 15% stake in the equity of Unified Herbal, a U.K. based company.

•
In October 2000, Silverline acquired its second largest customer, Sky Capital International Ltd., a Hong Kong based information technology consulting company for cash consideration of $22 million. The company had $24.3 million in revenues for the year ended June 30, 2000 and 100 professionals as at June 30, 2000.

•
Silverline has finalized an investment and a strategic alliance agreement with TIS Worldwide, Inc. (or “TIS”), an e-business solutions integrator that specializes in delivery of Internet-based applications to help corporations increase and improve customer services. Silverline has agreed to invest $12.5 million for a 6% stake in TIS. Silverline shall be TIS’s exclusive Indian supplier for all software development services for a period of three years. This investment is subject to Indian regulatory approvals. TIS has operations in 10 offices with over 600 professionals.

          Silverline is also pursuing other acquisitions or other strategic transactions in order to enhance its geographic and industry presence and broaden its service offerings and skills. Silverline seeks acquisition candidates that complement its existing business strategy and have a good client base and strong employee retention levels.

          In addition, a critical element of Silverline’s expansion strategy is to use industry-leading software to deliver high quality information technology solutions. Silverline has established relationships with a number of companies, including Active Software Inc., Digital Island, Inc., Microsoft Corporation, Relativity Technologies, Inc., SEEC, Inc., Siebel Systems Inc., Versata Inc. and Videsh Sanchar Nigam Ltd. Silverline believes that these relationships have resulted in direct referrals and enhanced industry recognition. Silverline also believes that these relationships enable it to broaden its client base, maintain technological leadership and increase overall competitiveness. Silverline intends to expand and develop its relationships with software companies serving the information technology market to benefit from joint marketing opportunities and shared technical and industry knowledge.

          Capitalize on Silverline’s investments in infrastructure.    Since 1993, Silverline has made significant investments in infrastructure that allow it to perform engagements off-site with full integration of its systems and its client’s systems, while sensitive databases, programs, development and support activities remain at the client’s site. Silverline currently maintains sales offices in the United States, India, the United Kingdom, Canada and Japan. Silverline intends to expand its global sales and marketing infrastructure by hiring new sales and marketing personnel, opening additional sales offices in the United States and Western Europe, and increasing its marketing expenditures. Silverline believes that increasing its geographic presence will enhance its ability to establish and support new client relationships. Silverline has dedicated satellite connectivity enabling voice, data, Internet and video conferencing among its offices and between it and its clients. This enables Silverline’s employees and clients to work productively with less regard for location, technical platform or time zone. In addition, Silverline has substantial unused space at its new software development centers in Thane and Chennai, which, as they are built-out, will give it the capacity to house approximately 2,000 additional information technology professionals. As capacity, client and geographic demands require, Silverline intends to continue to expand its current facilities and may construct new facilities.

Silverline’s Service Offerings

          Silverline offers a broad range of information technology services, including application development, migration and maintenance, and e-business solutions. Silverline has also begun to focus on customer relationship management or CRM services.

          Application Development.    Silverline designs, develops and implements its clients’ applications in a wide variety of programming languages, architectures and platforms. A typical application development project includes:

•	assessment, strategy and definition;

•	application design and customization;

•	database design;

•	user interface design;

•	implementation; and

•	testing.

          Silverline has developed process and methodologies that Silverline believes enable us to efficiently implement solutions. In addition, Silverline has a library of its own reusable software that allows its project managers and consultants to accelerate development.

          Application Migration and Maintenance.    Silverline’s application migration services assist clients in converting to new technologies while extending the life cycle of their existing, functional systems. Migration projects include re-engineering software to transfer applications from mainframe to client/server architectures, which links large computers, or servers, with smaller computers and other system components, or clients, or from existing operating systems to UNIX or Windows NT or to update from a non-relational or non-integrated to a relational or integrated database technology. Silverline’s application maintenance services include on-going management, systems maintenance, support, testing and enhancement of software applications. As with Silverline’s other services, Silverline has developed proven processes and methodologies that govern the planning, execution and testing of the software migration and maintenance.

          e-business:    Silverline enables its clients to engage in e-commerce and otherwise use the Internet and corporate intranets by providing the following services:

•	Internet integration;

•	Internet, intranet and extranet strategy;

•	intranet and extranet development; and

•	website design.

          Silverline’s e-business solutions have focused on integrating clients’ legacy applications, which have limited functionality and integration capability, with the Internet and developing corporate intranet applications to transmit clients’ data through the Internet or a corporate intranet in a more effective manner. Silverline has also developed custom Internet software solutions and adapted Internet-based components to function with its clients’ existing software applications. At September 30, 2000, Silverline had completed seven e-business projects and were working on another five e-business projects, each of which Silverline expects to generate $0.5 million.

           Customer Relationship Management.    Silverline has recently begun to offer CRM services. At September 30, 2000, Silverline had completed two CRM project and were working on another three CRM projects. In addition, Silverline has assigned a number of its professionals to work in-house on CRM solutions with a few of its clients. Silverline’s CRM services enable its clients to more effectively manage their customers as key assets and focus on improving customer relationships, maximizing revenue per customer, enabling better assessment of prospective customer opportunities and preferences, and identifying new customers. Silverline is a Certified Siebel Consulting Partner in the United States and Canada. Silverline is capable of delivering integrated CRM solutions encompassing sales force field service and marketing automation and customer service support.

Quality Standards

          Silverline’s project management, risk management and quality control processes and methodologies undertaken at its software development centers in India are certified both under SEI-CMM Level 4 and ISO 9001.

          SEI-CMM Level 4 Certification:    In December 1999, Silverline’s three software development centers in India were certified at SEI-CMM Level 4. As of November 1999, of the 21 organizations worldwide that had achieved SEI-CMM Level 5 certification, 10 of them were Indian. Further, as of November 1999, 14 of the 40 organizations worldwide that had achieved SEI-CMM Level 4 certification were Indian companies. The SEI-CMM is recognized within the information technology industry as one of the leading standards for measuring the effectiveness, or maturity, of information technology development and management processes. This maturity model describes the key elements of an effective software process, outlining an evolutionary improvement path through five maturity levels, from an ad hoc, immature process (Level 1), to a mature, disciplined and repeatable process (Level 5). The SEI-CMM covers practices for planning, engineering and managing software development and maintenance, which improve the ability of organizations to meet goals for cost, schedule, functionality and product quality. According to the Software Engineering Institute, the key process areas at Level 4, which is described as the managed level, focus on establishing a quantitative understanding of both the software process and the software work products being built. This level of process capability allows an organization to predict trends in process and product quality because the process is measured and operates within measurable limits, and results in software products of a predictably high quality.

          ISO 9001 Certification:    Silverline’s software development centers in India have been certified as being in compliance with ISO 9001. ISO 9001 is a series of standards that provide specifications and guidelines for establishing, documenting and maintaining an effective quality management system. The purpose of ISO 9001 is to demonstrate an organization’s commitment to quality, their capability to satisfy customer requirements and ultimately achieve total customer satisfaction through the prevention of error. ISO 9001 conformance gives an organization the capabilities and tools to implement continuous improvement programs that will ultimately translate into good product and service quality. Over 100 countries are members of the International Standards Organization and participate in writing and revising the organization’s standards. The principles and disciplines of ISO 9001 are accepted and recognized worldwide as a sound basis for quality management systems.

Clients

          Silverline provides its services primarily to companies in industries that have historically devoted relatively large percentages of their budgets on information technology, including business information services, financial services and telecommunications.

          During the first nine months of 2000 and the full year 1999, approximately 2% and 1% of Silverline’s revenue was generated from Indian clients, respectively, 80% and 84% of its revenue was generated from United States clients, respectively, 18% and 16% was from international clients, respectively. Silverline’s two largest clients together accounted for approximately 30% of its revenue in the first nine months of 2000 and 45% of its revenue in the full year 1999.

           The following is a partial list of some of the clients for whom Silverline provided services during 1999. Silverline believes the list is representative of its overall client base.

          Because of the nature of Silverline’s business, some of the listed companies may not be significant current clients as a result of the completion of recent assignments.

Bell & Howell Publishing Services Verizon Carboline Company Compuware Technologies Inc. Click4care Ecomparts, Inc. Evergreen Funds	First Data Corp. InterRide, Inc. J.P. Morgan & Co. Object XPERTS Inc. Philip Morris Management Corp. Realsoft, Inc. Style Asia Inc.

Client Solutions

          A few examples of the solutions Silverline has recently provided to its clients are set forth below:

Challenge: Allow Philip Morris Management Corp. to monitor, achieve, modify and retrieve information about its worldwide trademarks.
Solution: Silverline designed and developed a global intranet, the Mark Management System, which integrated a wide variety of back-end relational or integrated databases and multiple file systems. This system will allow employees more effectively to search for trademark information. Security features were built in to protect sensitive information from unauthorized users, including a conditional access system which offers employees multiple read-and-write access levels. The resulting database solution will position Philip Morris Management Corp. more effectively to track and monitor its worldwide trademark licensing arrangements.

Challenge: Re-engineer from mainframe to client server technology a mission critical access system used by Verizon to process access service requests concurrently to 300-350 users.
Solution: Silverline redesigned an IBM mainframe base Verizon access ordering system into a client/ server based architecture to provide greater automation, control and convenience to 300-350 concurrent users of Bell Atlantic. Deployed in 1997, this system called CAFE is currently in the third of five years of maintenance contract work with us. In the current year, plans are underway to migrate CAFE’s client server architecture to the web environment.

Challenge: Enable InterRide, Inc., a transportation portal company, to electronically pool its consortium of member transportation companies in order to facilitate the efficient processing of reservations and the economical administration of vehicle dispatching over the Internet.

Solution: Silverline developed an online integrated system for InterRide, Inc. This system allows a customer of InterRide, Inc. to identify availability among various ground transportation companies and create their own personal travel itinerary. Consequently, the ground transportation companies monitor and dispatch the appropriate vehicles and then bill these customers. In addition to pricing and booking a reservation via the Internet, customers of InterRide, Inc. have the ability to access InterRide’s system through an interactive voice response system. InterRide, Inc. released the beta version of the system in January 2000 and the system is scheduled to go live in May 2000.

Challenge: Assist three business units of First Data Corp. with various information technology services: First Data Merchant Services, First Data Resources and Western Union.
Solution: Silverline has provided valuable information technology services to First Data Corp. for the past three years, executing over 30 projects including mainframe, client/server, application migration and maintenance, Year 2000 remediation and a feasibility study. On a recent project, Silverline developed an Internet based application, which integrates with various mainframe systems and enables the company to respond in a significantly shorter timeframe.

Sales and Marketing

          Silverline sells and market its services from sales offices located in the United States, India, the United Kingdom, Canada and Japan. In North America, Silverline presently has sales offices located in Piscataway, New Jersey; Oakbrook, Illinois; Bedford, New Hampshire; Toronto, Canada and Germany. Silverline also have sales offices in London, England; and Tokyo, Japan.

          Silverline has been informed by its clients generally that its quality of work, information technology competency, competitive prices, industry knowledge and experience, and management team are the primary reasons why Silverline were awarded competitive contracts. In addition, Silverline’s client references and endorsements as well as its willingness to participate in trade shows and speaking engagements, have helped it to generate greater awareness for its services. Silverline expects this offering and its profile as a public company in the United States will further enhance its corporate marketing efforts.

          Silverline has traditionally used two methods to market its services:

•	direct sales; and

•	leads from its established clients and strategic relationships.

          Silverline’s direct sales force employs a variety of business development and marketing techniques, including participation at industry events and direct mail campaigns to prospective clients. Existing clients have contributed to new business by providing referrals which have developed into new clients. The sales and marketing group works with members of its technical personnel during the sales process. The duration of the sales process varies depending on the type of service, ranging from approximately two months to over one year. The account manager or sales executive works with the technical team to define the scope, deliverables, assumptions and execution strategies for a proposed project, develop project estimates, prepare pricing and margin analyses and formalize sales proposals. Management reviews and approves the proposal, which is then presented to the prospective customer. Sales and account management personnel remain actively involved in the project through the execution phase.

          Silverline has focused its sales and marketing efforts on expanding the scope and depth of its relationships with existing clients. Although initially Silverline may provide only one service to a client, Silverline seeks to convince its clients to expand and diversify the type of services they outsource to us. As a part of its customer service philosophy, Silverline assigns a relationship manager who is responsible for the success of individual projects and for ensuring that its client needs are met. Silverline also aims to strengthen its relationships with its clients by closely integrating its services with its clients’ information technology operations. In the first nine months of 2000, approximately 90% of Silverline’s revenue was generated from companies that were also its clients in 1999. In 1999, approximately 65% of its revenue was generated from companies that were Silverline’s clients in 1998 and 1997. Furthermore, Silverline’s business model of moving up the “value chain” has allowed it to convert some in-house assignments into project management engagements.

Software Development Centers

          Silverline’s software development centers are off-site facilities that design, engineer, construct, test and support its managed information technology solutions. Each software development center has a number of project teams dedicated to clients and separate quality assurance groups to ensure the delivery of well documented, high-quality, and cost-effective solutions in accordance with its software development methodologies and processes. Silverline’s software development centers have common infrastructure, organizational units and human resource practices that allow projects and personnel to be shifted among its software development centers to maximize utilization rates and meet client requirements. Silverline’s software development centers enable it to divide its information technology project deliverables between its off-shore/off-site software development facilities and its client’s on-site location.

           Silverline has opened four software development centers in India and one in the United States. Silverline also has one software development center in Egypt and another in U.K. In a typical off-shore software development project, Silverline assigns a small team of information technology professionals, including a project manager, to visit a client’s site and determine the scope and requirements of the project. Once the specifications of the engagement have been established, the team returns to India to supervise the development of the required software or system by a much larger group of professionals. Some of Silverline’s professionals remain at the client’s site to track changes in scope and address new requirements as the project progresses. The client’s systems are then linked via dedicated telecommunications links to Silverline’s software development facilities enabling simultaneous processing of data. Once development is completed, a team returns to the client’s site to install the software or system and ensure its functionality. Silverline’s professionals often maintain a continued presence at the client site to perform comprehensive maintenance services through one of its off-shore/off-site software development facilities. In contrast to development projects, a typical maintenance assignment requires a larger team of professionals to visit client’s site to gain a thorough understanding of all aspects of the client’s system. A majority of the maintenance team will return to one of Silverline’s software development centers, where it assumes responsibility for day-to-day maintenance of the client’s system, while coordinating with a few maintenance professionals who remain stationed at the client’s site.

          In addition to its project management services, Silverline conducts in-house assignments for certain of its clients. This involves providing a small team of Silverline’s information technology professionals, who work at a client’s site on a project which is usually managed by its client. Silverline’s information technology professionals provide the necessary experience which its client may require. Silverline’s on-site information technology professionals have the full support of Silverline’s processes and methodologies while working on such an assignment. Silverline believes that these in-house assignments provide it with the opportunity to cross-sell its higher margin project management services.

Properties

          Silverline’s global headquarters are located in Mumbai (Bombay), India. Silverline’s registered office is located at 1405 Maker Chamber V, Nariman Point, Mumbai (Bombay) 400021. Silverline’s U.S. headquarters are located in Piscataway, New Jersey and are the primary location for its domestic off-site outsourcing marketing and sales. Silverline also has sales offices in Oakbrook, Illinois; Bedford, New Hampshire; London, United Kingdom; Tokyo, Japan; Toronto, Canada; Cairo, Egypt & Germany. Silverline’s training facilities and off-shore software development centers are located in the Indian cities of Mumbai (Bombay), Thane and Chennai and in Piscataway, New Jersey.

           The following table sets forth certain information as of September 30, 2000 relating to Silverline’s principal facilities developments:

Location	Approximate Square Feet	Status/Term	Type of Facility
Thane, India	120,000, of which 40,000 is built-out and operational	Owned	Software Development & Training Center

Mumbai (Bombay), India	58,000	Leased/varies from August 2002 to August 2006	Global Headquarters, Software Development & Training Center

Mumbai (Bombay), India	1,500	Owned	Corporate Office

Mumbai, (Bombay), India	30,000	Owned	Residential Complex

Chennai (Madras), India	25,000	Leased/varies from January 2002 to May 2003	Software Development & Training Center

Chennai (Madras), India	160,000, of which 40,000 is built-out and operational	Owned	Software Development & Training Center

Piscataway, New Jersey	65,000	Leased/January 2013	U.S. Headquarters, Sales Office and Software Development & Training Center

Oakbrook, Illinois	3,600	Leased/April 2004	Sales Office (Midwest)

Bedford, New Hampshire	250	Leased/December 2000	Sales Office (New England)

Toronto, Canada	2,500	Leased/September 2004	Sales Office (Canada)

London, United Kingdom	1,000	Leased/month to month	Sales Office (U.K.)

Tokyo, Japan	300	Leased/January 2009	Sales Office (Japan)

Cairo, Egypt	2,000	Leased/2022	Sales Office and Software Development Center

          Silverline has committed aggregate capital expenditures of $10 million for 2000 and 2001 for the build-out of its existing facilities and Silverline has budgeted an additional $12 million for the further build-out of existing facilities. Silverline may use some of these funds to build new facilities over the same period.

Employees

          As of September 30, 2000, Silverline employed approximately 1,650 employees worldwide with about 1,200 in India and 450 in the United States. Silverline also has sales offices in the United Kingdom, Canada, Japan, Egypt, Germany and Hong Kong.

          Recruiting.    There is intense global competition, particularly in the United States and India, for information technology professionals with the skills necessary to perform the services offered by us. Silverline invest heavily in its programs to recruit, train and retain qualified employees. Silverline seeks to attract, motivate, and retain its professionals by offering:

•	multiple professional challenges and the opportunity to work in one or more of its consulting and training divisions;

•	the ability to work with leading-edge technologies;

•	attractive compensation plans that align employees’ interests and goals with its own;

•	a stimulating, flexible and entrepreneurial work environment; and

•	the opportunity to receive continuous, ongoing technical training at its in-house training institute, the Silverline Institute.

          Silverline focuses its recruiting efforts on the top students from engineering departments of Indian schools as well as lateral candidates, and use a series of reviews and tests to identify the best applicants. Because Silverline emphasizes flexibility and innovation, applicants are selected on the basis of their ability to learn as well as their academic achievement, conceptual knowledge and their temperament for, and fit with, its corporate culture.

          Training.    Silverline currently provides programs at the Silverline Institute on many of the latest
e-business technologies, as well as its software development and quality processes. Silverline provides three months of combined classroom and on-the-job training to new hires and two weeks additional training each year, including both technical training along with non-technical leadership skills development. Silverline also offers advanced courses affiliated with Center for Development of Advanced Computing and India’s National Center for Software Technology, including courses to satisfy the requirements for a Post-Graduate Diploma in Software Technology. Silverline believes that the Silverline Institute provides it with a competitive advantage in recruiting and retaining information technology professionals.

          Immigration Matters.    Silverline’s professionals that work in the United States either on-site at client facilities or at Silverline’s facilities in the United States are typically required to obtain visas, as described in “Risk Factors—Restrictions on U.S. immigration may adversely affect Silverline’s business.”

Competition

          The market for information technology services is rapidly evolving and highly competitive. Silverline expects that competition will continue to intensify. Silverline faces competition in India and elsewhere from numerous companies, many of which are larger and have substantially more resources than us. For examples of Silverline’s competitors, please see “ Risk Factors—Silverline faces intense competition which could cause Silverline’s revenue and margins to suffer.”

          Silverline anticipates that future competition will increasingly include firms with operations in countries with lower labor costs than those prevailing in India. Major U.S. companies are increasingly moving a portion of their operations to India and other overseas locations. Part of Silverline’s competitive advantage has historically been a cost advantage relative to service providers in the United States, Japan and Western Europe. Labor costs in India are presently increasing at a significantly faster rate than those in the United States, Japan and Western Europe. These factors will reduce the advantages that Silverline has in terms of a cost effective, highly skilled pool of information technology professionals in India and will mean Silverline may become less competitive over time.

          Silverline believes that its ability to compete also depends in part on a number of factors outside of its control, including:

•	its competitors’ abilities to attract and retain skilled information technology professionals;

•	prices at which its competitors offer comparable services;

•	its competitors’ responsiveness to client needs; and

•	loss of information technology professionals to foreign markets including the U.S.

Intellectual Property

          Silverline has applied for registration of “SILVERLINE” as a trademark in India and Silverline has obtained the registration in the United States. Silverline does not have any patents or registered copyrights in the United States. Ownership of the software and associated deliverables created by Silverline for a client is generally retained by or assigned to the client. As a result, Silverline generally does not retain any intellectual property interest in its work product. Silverline currently requires its information technology professionals to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of its confidential information. For additional information, please see “Risk Factors—Silverline’s technology may be subject to infringement claims by third parties or clients, which could adversely affect Silverline’s business and results of operations.”

Legal Proceedings

          CIT Canada Inc., Silverline’s recently acquired software development subsidiary in Toronto, has commenced litigation against the Gaming Lottery Corporation for Cdn. $21 million for breach of contract. The Gaming Lottery Corporation has counterclaimed for Cdn. $10 million. Silverline believes that the counterclaim has no merit and will defend it vigorously. There are no other material legal proceedings pending or, to the knowledge of Silverline’s management, threatened against it.

SILVERLINE’S MANAGEMENT

          Silverline’s executive officers, directors and key employees and their respective ages and positions with Silverline is as follows:

Name	Age	Position
Executive Officers and Directors:
Ravi Subramanian	43	Chairman of the Board of Directors
Krishna K. Subramanian (1)	39	Vice Chairman of the Board of Directors and
		Executive for International Initiatives
Shankar Iyer (1)	36	President and Chief Executive Officer (Principal Executive Officer) and Director
Venkatachalam K. Murthy	42	Senior Vice President and Chief Financial Officer (Principal Accounting Officer)
Shiva Vohra	49	Senior Vice President, Corporate Finance
Srinivasan Viswanathan	50	Chief Technology Officer
Albert May	41	Chief Executive Officer, Europe
Brett Proud	41	Executive Vice President, Business Development
K. Mohan Subramanian	44	Wholetime Director
Arjan R. Daswani	55	Director
S. V. Mony (1)	63	Director
P. Murari	66	Director
Vaidyanathan Panchapakesan (1)	65	Director
George R. Zoffinger	52	Director

Other Key Employees:
Dilip Londhe	50	Head of Operations—Mumbai
P.S. Karthikeyan	44	Head of Operations—Chennai
Charles F. Carlino	52	Head of Lorin Business Unit—New York
Venkatarajan Subramanian	32	Head of e-Commerce Business Unit

(1)	Member of the Compensation Committee

           Silverline’s charter documents provide that one third of its longest serving directors subject to reelection must stand for reelection at each annual general meeting as described below. Except as described below, there are no family relationships between any of Silverline’s directors and its executive officers.

          Ravi Subramanian is Silverline’s founder and has served as the Chairman of its board of directors and the Chairman of Silverline Technologies, Inc. since 1992 and the Chairman of Silverline Holdings, Corp., its largest shareholder, since 1996. Prior to that, Mr. Ravi Subramanian was the founder and Managing Director of Silverline Electronics Private Limited., a personal computer service and reselling firm. Mr. Ravi Subramanian is the brother of Mr. Krishna K. Subramanian and Mr. Mohan Subramanian. Mr. Subramanian’s term as a director expires at the annual general meeting in 2002.

          Krishna K. Subramanian has served as the Vice-Chairman of Silverline’s board of directors and Executive for International Initiatives since January 12, 2000. Mr. Krishna K. Subramanian served as a wholetime director of Silverline from 1992 through January 12, 2000. From 1987 to 1992, Mr. Krishna K. Subramanian was a director of Silverline Electronics Private Ltd. Mr. Krishna K. Subramanian is the founder and sole shareholder of Subra Mauritius Ltd., KS Software Technologies Ltd. and Shreyas Holdings Ltd. Mr. Krishna K. Subramanian is the brother of Mr. Ravi Subramanian and Mr. Mohan Subramanian. Mr. Subramanian’s term as a director expires at the annual general meeting in 2001.

          Shankar Iyer has served as the President and Chief Executive Officer of Silverline since 1999. From 1996 to September 1999, Mr. Shankar Iyer was the Chief Operating Officer of Silverline Technologies Inc. From April 1993 to September 1996, Mr. Iyer was a Vice President of Silverline Technologies, Inc. From March 1992 to March 1993, Mr. Iyer was the Operations Manager for Human Resources, Sales and Marketing for Infocom Inc. From January 1990 to February 1992, Mr. Iyer was the Operations Manager in the Export Division for Data Consultancy Services in India. Mr. Iyer is the brother-in-law of Mr. Mohan Subramanian. Mr. Iyer’s term as a director expires at the annual general meeting in 2001.

          Venkatachalam K. Murthy has served as the Senior Vice President and the Chief Financial Officer of Silverline since 1996. From 1992 to 1996, Mr. Murthy served as a Vice President of Silverline. From 1981 to 1992, Mr. Murthy was the Financial Controller and the Regional Controller of Singapore Airlines Limited. Mr. Murthy holds a Bachelor’s degree in Commerce, a Professional degree in Finance Management and Accountancy and a Master’s degree in Management from Bombay University.

          Shiva Vohra has served as the Senior Vice President of Corporate Finance of Silverline since November 1999. Prior to that, Mr. Vohra served within the Capital Markets Section of the Bank Supervision and Regulation Division of the Board of Governors of the Federal Reserve System of the United States. Mr. Vohra has previously served as Managing Director, Board Member, and Chief Financial and Administrative Officer of an investment management subsidiary of Credit Agricole Indosuez; Senior Portfolio Manager of ABN AMRO Securities Inc.; chief executive officer of the International Financial Management unit of ABN AMRO Bank; and other executive positions with Chemical Bank (World Banking Group) and W.R. Grace & Co. (Corporate Finance). Mr. Vohra holds a Master’s degree in Business Administration from Columbia Business School in New York and a Bachelor of Science (Honors) degree in Physics from St. Xavier’s College in India. He is also a Chartered Financial Analyst and a Certified Public Accountant.

          Srinivasan Viswanathan has served as the Chief Technology Officer of Silverline since November 1999. From October 1995 to October 1999, Mr. Viswanathan was the President of PRT (Barbados) Ltd. and headed PRT Group Inc.’s Solutions Business. Prior to that, Mr. Viswanathan was the Chief Executive Officer of Citicorp Overseas Software Limited and a Director of Citicorp Information Technology Industries Ltd. in India. Before joining Citicorp in January 1986, Mr. Viswanathan worked with the Tata group of companies, including Tata Consultancy Services. Mr. Viswanathan holds a Bachelor’s degree in Engineering from the Indian Institute of Technology in Chennai, India and a Master’s degree in Business from the Indian Institute of Management in Ahmedabad, India.

           Albert May has served as the Chief Executive Officer, Europe of Silverline since July 2000. He has 20 years experience in the computer services business gained throughout the world. He has, for the better part of those years, been in senior management positions running independent business units. Prior to this, he was a senior partner at KPMG with responsibility for their IT services in the financial services sector in the UK. His background in software development, management consultancy and systems integration gains across the world gives him particular strengths in strategy and business management. His education includes Senior Management Training at Harvard and Insead, MSc. Computer Science, Cambridge University and BSc. Economics, Bristol University.

          Brett Proud has served as the Executive Vice President, Business Development of Silverline since November 1999. Mr. Proud also served as Vice President and General Manager of Silverline Technologies, Inc., Canada from July 1999 to November 1999. Prior to that, Mr. Proud’s served as President of Mastech Systems Corporation, Keane, Canada and he held a senior position at Andersen Consulting. Mr. Proud holds a Bachelor’s degree in Mathematics from the University of Waterloo in Canada.

          K. Mohan Subramanian has served as a wholetime director since 1994. He has been a Director of Silverline Industrial Fabrics Private Ltd. since 1980 and a Director of Silverline Electronics Private Limited since 1987. Mr. Mohan Subramanian has been responsible for the development of the new facilities in Thane and Chennai. Mr. Mohan Subramanian is the brother of Mr. Ravi Subramanian and Mr. Krishnakumar Subramanian and the brother-in-law of Mr. Iyer. Mr. Subramanian’s term as a director expires on November 25, 2003.

          Arjan R. Daswani has served as a Director of Silverline since 1992. Mr. Daswani is the Chief Executive Officer of Myquest Hong Kong Ltd., an information technology company. In addition, Mr. Daswani is the Managing Director of Myquest Internet Private Limited. Mr. Daswani’s term as a director expires at the annual general meeting in 2001.

          S. V. Mony has served as a Director of Silverline since 1996. From 1991 until 1995, Mr. Mony served as the Chairman of the General Insurance Corporation of India. In addition, Mr. Mony presently serves as the Director of GIO Australia Holdings Ltd., India, and Director of GIO Sanmar Gilts Limited and Sanmar Securities Trading Limited. Mr. Mony’s term as a director expires in the annual general meeting in 2002.

          P. Murari has served as a Director of Silverline since April 2000. He is the Advisor to the President of the Federation of Indian Chambers of Commerce and Industry. He is also an Advisor to a number of government and industrial groups and holds directorships on the boards of several Indian public companies. Mr. Murari has also been Chairman of Committees on Deep Sea Fishing Industry, Ministry of Food Processing Industries; the Indian Institute of Mass Communications, Ministry of Information & Broadcasting and the Steering Committee of the World Marketing Congress, Institute of Marketing Management. Mr. Murari held several senior positions with the government of India, the last being the Secretary to the President of India. He earned his M.A. degree in economics from Madras University. Mr. Murari’s term expires in the annual general meeting in 2003.

          Vaidyanathan Panchapakesan has served as a Director of Silverline since 1999. From 1979 to 1996, Mr. Panchapakesan worked for Banque Nationale De Paris, Hong Kong. Since 1996, he has been a consultant for Banque National De Paris. Since December 1999, Mr. Panchapakesan has been engaged as an advisor to Rabobank, Singapore. Mr. Panchapakesan’s term as a director expires in the annual general meeting in 2002.

          George R. Zoffinger has served as a Director of Silverline since April 2000. He currently serves as the President and CEO of Constellation Capital Corporation. Previously, he served as President and Chief Executive Officer of Value Property Trust, a publicly owned Real Estate Investment Trust trading on the New York Stock Exchange. He has held senior executive positions with CoreStates New Jersey National Bank, Constellation Bancorp and Constellation Bank, N.A. Prior to assuming the leadership of Constellation Bancorp, Mr. Zoffinger was appointed Commissioner of Commerce and Economic Development for the State of New Jersey, serving as Chairman of the New Jersey Economic Development Authority, Chairman of the New Jersey Council on Job Opportunities and was a member of the New Jersey Department of Banking Credit Crunch Task Force. Mr. Zoffinger was appointed by President Clinton to serve as a delegate to the White House Conference on Small Business. He was awarded a Master’s degree in Finance from New York University and a Bachelor’s degree in business from Pennsylvania State University. Mr. Zoffinger’s term expires in the annual general meeting in 2003.

          Dilip Londhe has served as the Head of Operations-Mumbai of Silverline since 1993. From 1976 until 1993, Mr. Londhe worked with Tata Consulting Services. Mr. Londhe has a Bachelor’s degree in Engineering from Nagpur University and a Master’s degree in Industrial and Management Engineering from the Indian Institute of Technology, Kanpur, India.

          P.S. Karthikeyan has served as the Head of Operations-Chennai of Silverline since 1996. From 1991 to 1993, Mr. Karthikeyan worked as Deputy General Manager at ESSAR Information Technology Limited. Mr. Karthikeyan holds a Master’s degree in Computer Sciences from the Indian Institute of Technology, Chennai. He is also a Certified Project Management Professional from Project Management Inc., USA.

          Charles F. Carlino has served as the Head of Lorin Business Unit-New York of Silverline since 1998. From 1984 to 1998, Mr. Carlino served as the President of Lorin Technology Group. Mr. Carlino holds an Associate’s degree in Marketing from Queensborough Community College of New York.

          Venkatarajan Subramanian has served as the Head of the e-Commerce Business Unit of Silverline since December 1999. From 1995 to 1999, Mr. Venkatarajan Subramanian was a Director at Silverline Technologies, Inc. overseeing various projects in emerging technologies. Mr. Venkatarajan Subramanian has a Bachelor’s degree in Electronics Engineering from Bombay University.

Board Committees

          Compensation Committee: (see below for “Audit Committee”) Silverline has a Compensation Committee of Silverline’s board of directors to administer the Indian employee stock option plan, the Indian Employee Welfare Trust Program and the U.S. employee stock option plan. The Committee is comprised of Mr. Mony, Mr. Panchapakesan, Mr. Iyer and Mr. Krishna K. Subramanian.

Audit Committee

          In July 2000, the Board of Directors of Silverline constituted the Audit Committee consisting of the following members:

Mr. V. Panchapakesan—Chairman
Mr. P. Murari—Member
Mr. Arjan Daswani—Member

          All the members are independent non executive directors.

Remuneration Committee

          In July 2000, the board of directors of Silverline constituted the Remuneration Committee consisting of the following members:

Mr. S.V. Mony—Chairman
Mr. P. Murari—Member
Mr. V. Panchapakesan—Member

          All the members are independent non executive directors.

Committee to look into the redress of shareholder complaints

          In July 2000, the board of directors of Silverline constituted the Shareholders/Investors Grievance Committee consisting of the following members:

Mr. Kumar Subramanian—Chairman
Mr. Arjan Daswani—Member

Board Composition

          Silverline’s articles of association provide for a minimum of three directors and a maximum of twelve directors excluding managing directors, wholetime directors and nominee directors, if any, appointed by Indian public financial institutions and other lenders as discussed below. Silverline currently has nine directors and its charter documents allow its board, without shareholder approval, to appoint additional directors, up to the maximum board size of twelve. Both Indian law and Silverline’s articles of association provide that at least two thirds of Silverline’s directors must be subject to reelection by shareholders and at least one third of these directors will be subject to reelection at each annual meeting of shareholders.

          Silverline’s articles also provide for the appointment by its board of directors of a managing director and that the appointment is for a fixed term up to five years and during this period the managing director will not be subject to reelection.

          Silverline’s articles also provide for appointment of wholetime directors who manage and administer Silverline’s affairs. Wholetime directors are appointed by Silverline’s board of directors and are not subject to reelection. On October 23, 1997, and November 26, 1998, Messrs. Krishna K. Subramanian and K. Mohan Subramanian, respectively, were appointed wholetime directors of Silverline, each for a five year term. These appointments were confirmed by Silverline’s shareholders at its annual general meeting held on December 28, 1998. Mr. Krishna K. Subramanian resigned as a wholetime director effective January 12, 2000. He continues to be the Vice Chairman of Silverline’s board of directors.

          Silverline’s articles of association give its lenders, as well as certain Indian public financial institutions, the right to appoint their own nominees to its board of directors. A lender may only exercise this right to the extent permitted under its loan or other agreement with Silverline. Silverline has been advised by its Indian counsel that this provision is common in the articles of association of other Indian companies.

          Silverline’s articles of association provide that any directors nominated to its board by lenders will not be subject to re-election. Indian law limits the number of directors not subject to re-election to one-third of the total number of directors on its board.

          Silverline does not currently have any lender nominated directors on its board, and its existing loan agreements do not currently grant its lenders the right to nominate directors. See “Risk Factors—Silverline’s lenders may be entitled to appoint directors to its board of directors”.

Board Compensation

          During the first nine months of 2000, Mr. Krishna K. Subramanian and Mr. K. Mohan Subramanian were paid an aggregate of approximately $21,000 in their capacity as wholetime directors. In addition, they were entitled to perquisites, allowances and reimbursement of certain expenses totaling to an aggregate of approximately $19,000. Mr. K. Mohan Subramanian, Silverline’s only current wholetime director, receives aggregate compensation and perquisites of approximately $45,000 per annum. Silverline’s directors were paid an aggregate of $400,000 during the first nine months of 2000. Indian law provides that Silverline may pay its directors any remuneration by way of salary, inflation adjustment allowance, perquisites, commission and other allowances which shall not exceed 10% of Silverline’s net profits.

           Silverline’s directors are reimbursed for certain expenses in connection with their attendance at board and committee meetings.

Executive Compensation

          Silverline’s executive officers received aggregate compensation of $1,024,000 during the first nine months of 2000 and its other key employees, described above, received aggregate compensation of $216,000.

Commission to Independent Non-Executive Directors

          At Silverline’s annual general meeting, the shareholders approved a resolution giving authority to its board to draw up a commission plan for renumerating the independent non-executive directors, subject to a maximum sum equivalent to $50,000 per annum.

Employment Agreements

          Under Indian law, Silverline’s shareholders must approve the remuneration and benefits of all directors on its board of directors at an annual general meeting of shareholders. As discussed above, Silverline has a formal written contract with its one wholetime director.

Employee Benefit Plans

          Silverline Group of Companies, Indian Employee Welfare Trust Program. Silverline’s Indian employee welfare trust program was approved by its shareholders and adopted by its board of directors on November 5, 1999. The program provides for the grant to eligible employees on November 5, 1999 of warrants exercisable for equity shares. All 2,000,000 options have been granted. Each warrant provides the right to subscribe for one equity share of Silverline at an exercise price equal to Rs. 365 per share. The trust has paid approximately $1.7 million towards the 10% amount required to be paid under Indian law on the warrants Silverline has issued to the trust. The trust can exercise the warrants upon payment of the balance due of $15.3 million at any time prior to July 11, 2001.

          Under this program Silverline has reserved 2 million equity shares for issuance upon the exercise of warrants under the program. The program will be administered by Silverline’s board of directors.

          Indian Employee Stock Option Plan. Silverline’s Indian employee stock option plan provides for the grant to eligible employees of options to purchase equity shares based on meeting certain performance criteria.

          A total of 1 million equity shares were reserved for issuance upon the exercise of options issued under this plan. On November 12, 1999, Silverline granted all the 1 million options under the plan at an exercise price equal to Rs. 425 per share. The options are exercisable for one full year beginning April 1 of 2001, 2002 or 2003.

          This plan is administered by the Compensation Committee of Silverline’s board of directors. The Compensation Committee made recommendations for the issuance of options based on the loyalty and performance of each employee.

          At Silverline’s annual general meeting held on September 28, 2000, the shareholders have approved the further issue of up to 1 million shares to the India based employees of Silverline under an Employee Stock Option Plan II. ESOP not yet finalized nor have options been allotted under it.

          U.S. Employee Stock Option Plan. Silverline has established an employee stock option for employees, directors and officers of its U.S. subsidiary of 1 million of ADSs. The establishment of the plan was approved by its shareholders on March 21, 2000. All options under the plan are exercisable for ADSs represented by ADRs.

           At Silverline’s annual general meeting held on September 28, 2000, the shareholders approved the further issue of up to 1 million ADSs (each ADS representing two underlying equity shares of Silverline) to the employees, directors and officers of the subsidiary companies under an ADR linked Employee Stock Option Plan II.

          The plans are administered by the Compensation Committee of Silverline’s board of directors. The Compensation Committee has the power to determine the terms of the options granted, including the exercise price, the number of ADSs subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the committee has the authority to amend, suspend or terminate the plan, provided that no such action may affect any ADS previously issued and sold or any option previously granted under the plan.

          Options granted under the plan are generally not transferable by the optionee. Options granted under the plan must generally be exercised within three months of the end of optionee’s status as an employee director or officer of Silverline, but in no event later than the expiration of the option’s term. In the event of termination for cause, the options will expire immediately upon the date Silverline gives notice of the termination. In the event of the optionee’s termination as a result of retirement or disability, the vesting and exercisability of the optionee’s option will accelerate in full and the option must be exercised within three years after such optionee’s termination by retirement or disability, but in no event later than the expiration of the option’s term.

          The plan provides that in the event of a merger of Silverline with or into another corporation, a sale of substantially all Silverline’s assets or a similar transaction, each option will become immediately exercisable.

SILVERLINE’S RELATED PARTY TRANSACTIONS

          Other than compensation agreements and other arrangements, which are described as required in “ Silverline’s Management” and the transactions described below, since December 31, 1996, there has not been, nor is there currently proposed, any transaction or series of transactions to which Silverline is or will be a party:

•	in which the amount involved was material; and

•
in which any of its directors or officers, or any member of their immediate family, or any company or government entity which holds a controlling interest in Silverline’s equity shares, had or will have a direct or indirect material interest.

Silverline Technologies, Inc. and Silverline Holdings, Corp.

          In January 1997, Subra Holdings, Inc., a Delaware corporation controlled by Ravi Subramanian, the Chairman of Silverline, and the predecessor company to Silverline Holdings, Corp., purchased all the outstanding shares of Silverline Industries, Inc., the predecessor to Silverline Technologies, Inc., from Silverline Industries Limited, the predecessor to Silverline. Subsequently, Silverline Industries Limited and Silverline Industries, Inc. signed an intercompany agreement under which Silverline Industries Limited agreed to perform software consulting, design and programming services for projects designated by Silverline Industries, Inc.

          In August 1997, Subra Holdings, Inc. acquired 51% of Silverline through a public tender offer.

          In December 1997, Silverline received a commitment from Subra Holdings, Inc., to acquire shares of STL for approximately $12.0 million (or approximately Rs. 22 per share). In March 1998, Silverline Holdings, Corp. paid $1.2 million of the total committed amount and in May 1999, paid an additional $10.8 million upon which 22 million STL shares were issued. The proceeds were predominantly used for capital expenditures.

          On December 28, 1999, Silverline Holdings, Corp. sold 50,000 common shares of Silverline Technologies, Inc., representing 100% of its outstanding shares of capital stock for 4.5 million equity shares of Silverline with a value of approximately $46.25 million, which was within the valuation range determined by a big five accounting firm. Before the share exchange, Silverline Holdings, Corp. sold 8.2 million of Silverline’s equity shares to Subra Mauritius Ltd. at the equivalent price per share. Accordingly, Silverline Holdings, Corp. and Subra Mauritius Ltd. own approximately 26% and 4.9% of Silverline’s equity shares as of the date of this prospectus.

          In 1997, 1998 and 1999, Silverline Technologies, Inc. made advances of $947,165, $1.6 million and $3.6 million, respectively, in the form of payments made on behalf of Silverline Holdings, Corp. in connection with its corporate restructuring. The entire amounts advanced have been repaid as of December 31, 1999.

International Real Estate Ventures, LLC or IREV

          IREV is a limited liability company owned by Himanshu P. Shukla, a former employee and former consultant of Silverline Technologies, Inc. On December 31, 1997, Silverline Technologies, Inc. sold a building to IREV for $4 million. The purchase was financed through a mortgage from The Chase Manhattan Bank, which was guaranteed by Silverline Technologies, Inc. and Ravi Subramanian, Silverline’s Chairman. The net book value of the property on December 31, 1997 was $2.2 million. On August 14, 1998, Chase, in consideration of the payment by IREV of the sum of $1.5 million to Chase as cash collateral, released Silverline Technologies, Inc. as guarantor.

          During 1998, Silverline Technologies, Inc. loaned $165,307 to IREV, to be used in connection with special attentions and renovations to be made by IREV at Silverline Technologies, Inc.’s request.

          During 1999, Silverline Technologies, Inc. loaned $505,437 to IREV for the purpose of carrying out further renovations. These amounts have been repaid as of December 31, 1999.

           On February 2, 2000, IREV sold the building referred to above to Silverline Holdings, Corp. Sovereign Bank financed 80% of the fair market value of the building which was $5.5 million. In addition, the bank agreed to a construction loan of $1.6 million. These loans were guaranteed by Mr. Ravi Subramanian, Silverline’s Chairman and Mr. Ravi Subramanian was released from the guarantee of IREV’s mortgage with the Chase Manhattan Bank.

International Technology Ventures, LLC or ITV

          ITV is a limited liability company owned by Himanshu P. Shukla, a former employee and former consultant of Silverline Technologies, Inc. On December 31, 1997, Silverline Technologies, Inc. sold to International Technology Ventures, LLC rights to certain software products, computer equipment and certain intellectual property rights, if any, which Silverline has developed, and may in the future develop, in connection with specific projects. ITV signed a note for the purchase price of $1.5 million, payable in three annual equal installments commencing December 31, 1999. The note bears interest at a rate of 8.5%. The software products are to be further developed, customized and marketed by ITV. ITV’s ability to repay the principal and interest on the note depends on whether or not it will be able to develop and market these products. ITV paid $500,000 on the note on December 31, 1999.

          At December 31, 1997, Silverline Technologies, Inc. had a receivable from ITV of $207,811 that was subsequently paid in the following year.

Infocom International, Inc.

          On April 14, 1993, Silverline Technologies, Inc. acquired all the assets of Infocom, a Delaware corporation, consisting largely of accounts receivable, and work-in-progress and office and computer equipment, for a total purchase price of approximately $1.6 million in cash. For approximately six months prior to, and at the time of, the acquisition, Ravi Subramanian was both the President of Infocom and the Chairman of Silverline’s board of directors.

InterRide, Inc.

          InterRide is a Delaware corporation, of which Himanshu P. Shukla is the Chairman and a shareholder. Himanshu P. Shukla is a former employee and a former consultant of Silverline Technologies, Inc. In April 1999, InterRide contracted with Silverline to provide one of Silverline’s first e-business solutions. For more information, please see “Silverline’ s Business—Client Solutions.”

Payments to Executive Officers and Directors

          During 1997, Silverline Technologies, Inc. made payments on behalf of Mr. Ravi Subramanian, Silverline’s Chairman, totaling $27,251. The amount was repaid to Silverline Technologies, Inc. by Mr. Ravi Subramanian during 1998. At December 31, 1998, Silverline Technologies, Inc. had receivables from Mr. Ravi Subramanian and from Lorimar Services Inc., which is part of the Lorin Group, of $27,867 and $5,775, respectively. The amount due from Mr. Ravi Subramanian was repaid during 1999. During 1999, Silverline Technologies, Inc. made advances, in the form of payments made on behalf of Mr. Ravi Subramanian, totaling $787,640. The amount has been repaid as of December 31, 1999.

SILVERLINE’S PRINCIPAL SHAREHOLDERS

          The following table provides information regarding the beneficial ownership of Silverline’s equity shares as of December 11, 2000 (after giving effect to the restructuring), and as adjusted to reflect this offering, by:

•	each person or group of affiliated persons known by Silverline to beneficially own 10% or more of Silverline’s equity securities ;

•	each director and Silverline’s Chief Executive Officer; and

•	all of Silverline’s directors and executive officers as a group.

          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to equity shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all equity shares beneficially owned. The percentage of equity shares beneficially owned described in the table is calculated on a fully diluted basis.

		Percentage of Equity Shares Beneficially Owned
Name and Address	Number of equity shares beneficially owned (1)	Before this offering	After the merger
Silverline Holdings, Corp. (2)	19,347,954	26.4%	21.9%
Ravi Subramanian (2)	19,347,954	26.4%	21.9%
KS Software Technologies Ltd. (2)(3)	19,347,954	26.4%	21.9%
Subra Mauritius Ltd. (2)(4)	3,602,670	4.9%	4.1%
Shreyas Holdings Ltd. (5)	87,267	0.1%	0.1%
Krishna K. Subramanian (3)(4)(5)	23,037,891	31.5%	26.1%
All directors and executive officers as a group (12 persons)	23,082,401	31.5%	26.1%

(1)
Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person who has or shares voting or investment power with respect to the shares. All information with respect to the beneficial ownership of any principal shareholder has been furnished by the shareholder and, unless otherwise indicated below, Silverline believes that persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable.

(2)
Ravi Subramanian, Silverline’s Chairman and Silverline Holdings, Corp.’s Chairman, KS Software Technologies Ltd. and Subra Mauritius Ltd. beneficially own approximately 46.30%, 45.04% and 8.66%, respectively, of the outstanding voting securities of Silverline Holdings, Corp. The equity shares held by Silverline Holdings, Corp. are included in the equity shares shown as beneficially owned by Ravi Subramanian and KS Software Technologies Ltd. KS Software Technologies Ltd. disclaims beneficial ownership of the shares owned by Silverline Holdings, Corp. In addition, 3.5 million shares of Silverline Holdings, Corp. and 6.5 million shares of Silverline Technologies Limited that are held by Ravi Subramanian are pledged to lenders who could foreclose on those shares in the event of default under the respective loan agreements.

(3)
Krishna K. Subramanian beneficially owns 100% of the outstanding voting securities of KS Software Technologies Ltd. Accordingly, all the equity shares shown as beneficially owned by KS Software Technologies Ltd. are included in the equity shares shown as beneficially owned by Krishna K. Subramanian.

(4)
Krishna K. Subramanian beneficially owns 100% of the outstanding voting securities of Subra Mauritius Ltd. Accordingly, all the equity shares held by Subra Mauritius Ltd. are included in the equity shares shown as beneficially owned by Krishna K. Subramanian.

(5)	Krishna K. Subramanian beneficially owns 100% of the outstanding voting securities of Shreyas Holdings Ltd.

SERANOVA’S BUSINESS

Overview

          SeraNova provides Internet professional services which enable its business clients to combine the scope and efficiencies of the Internet with their existing business processes. It designs and implements Internet-based software applications that help companies manage procurement, sell products and services, provide customer service, conduct supplier transactions and communicate with their employees over the Internet. It offers a comprehensive set of services, including strategy consulting, creative design, technology implementation and maintenance of Internet-based software applications. In all of its client engagements, it applies SeraNova’s Time-to-Market Approach, its proprietary methodology, to deliver these services. It believes that its services allow its clients to gain competitive advantages by enabling them to penetrate existing markets, enter new markets, reduce operational costs, improve customer service, shorten product development cycles and enhance employee productivity. It focuses on four industry markets—financial services; automotive; healthcare and insurance; and technology.

Industry Background

          The Internet is one of the fastest growing means of communication, reaching consumers and businesses globally. Companies are increasingly using the Internet to improve their core business processes, lower operating costs and acquire new competencies. Many companies have identified new offerings to extend and complement their existing products and services. Many other companies have adopted the Internet as the primary platform to conduct transactions with their customers, suppliers and business partners. International Data Corporation estimates that business-to-business transactions on the Internet will reach $1.14 trillion by 2003.

Market for Strategic Internet Professional Services

          SeraNova believes that the Internet represents a revolutionary and powerful vehicle through which businesses and entire industries will conduct day-to-day operations. Rapidly changing markets, constantly evolving customer and supplier relationships, emergence of new technologies, geographically dispersed operations and demands for increased efficiencies are forcing companies to reevaluate their business models. As a result, many senior executives rank their Internet strategy among their highest corporate priorities.

          In order to take advantage of the opportunities presented by the Internet, businesses must use Internet-based applications that enable them to conduct sophisticated business transactions. Few businesses have the range of expertise and skills that are required to develop and maintain such applications. To develop effective Internet-based applications, companies need business strategists, Internet technology experts, creative designers and application developers. Given the increasing pressure to bring products and offerings to market quickly, training in-house employees to learn the requisite skills is impractical. In addition, hiring and maintaining a full-service staff of trained professionals can be inefficient and costly. Accordingly, many companies have chosen to outsource some or all of their Internet services requirements to outside professionals. These outsourcing needs have generated a dramatic demand for Internet professional services, which International Data Corporation estimates will grow from $7 billion in 1998 to $78.5 billion in 2003.

Challenges in Selecting the Right Internet Professional Services Provider

          Increased demand for Internet professional services has attracted many firms to this market. SeraNova believes that only a few firms provide a comprehensive set of offerings. For example, many traditional information technology service providers do not have the creative skills required to create captivating web-based content and provide a favorable user-experience. Advertising and marketing firms typically lack the technical expertise and integration skills necessary to deliver the sophisticated software applications required to run increasingly complex business transactions. Strategy consulting firms lack Internet technology expertise, marketing perspective and implementation capabilities. In addition, many of these firms lack sufficient knowledge of their clients’ industries and business processes, an important ingredient to build effective applications. Furthermore, companies realize that their Internet strategy is constantly evolving, and often they are forced to simultaneously embark on several initiatives. Therefore, program management, or the ability to manage multiple projects and ensure an execution that is consistent with a company’s business goals, is critical to success.

          SeraNova believes that companies seeking to effectively capitalize on the Internet require and seek one firm that has a comprehensive suite of service offerings, such as strategy consulting, technology implementation and application maintenance capabilities. Furthermore, to be able to execute a rapid application deployment, the service provider must utilize an integrated methodology.

The SeraNova Solution

          SeraNova provides professional services that enable companies to take advantage of the Internet to improve their existing business processes and acquire new competencies. It designs and deploys Internet-based software applications that facilitate a range of business-to-business activities such as procurement, sales and customer service over the Internet. Its services include strategy consulting, technology implementation and maintenance of Internet applications. SeraNova believes that it has the necessary assets to build strategic Internet applications that enable its clients to achieve competitive advantages. These key assets include:

•	approximately 75 strategy consultants with strong expertise in business processes and substantial knowledge in specific industry markets;

•	approximately 800 technology professionals across seven global delivery centers;

•	information planning and program management experience;

•	knowledge of widely-used enterprise software applications and technologies;

•	SeraNova Time-to-Market Approach, a proprietary methodology that emphasizes constant innovation and enables rapid execution; and

•	internet application maintenance capabilities.

SeraNova Time-to-Market Approach—A Structured and Proprietary Methodology

          SeraNova Time-to-Market Approach is an integral part of SeraNova’s services offerings. The service model divides each client engagement into five well-defined phases—eStrategy, Discover, Plan, Implement and Optimize, which provides its consultants with a consistent, yet flexible approach. Its methodology identifies and prioritizes initiatives, rapidly delivers them to market, captures valuable market experience and feedback and immediately applies the feedback to refine the solution. It believes this process results in a competitive advantage to its clients. Often, it executes multiple initiatives within the same client project to effectively adapt to constantly changing markets. Its approach allows it to identify, retain and re-use valuable knowledge that it develops in client projects.

Global Delivery Model

          Internet professional service providers must deploy professionals on a project in a timely manner and reduce the time it takes to develop software applications. SeraNova has built a network of global delivery centers spanning multiple time zones. These delivery centers enable it to engage in concurrent development and to have a virtual 24-hour work day on client projects. In order to quickly deploy the appropriate professional capabilities, it can select from SeraNova’s approximately 800 technology professionals in SeraNova’s seven global delivery centers. It has two delivery centers strategically located in the U.S.—in Edison, New Jersey and Phoenix, Arizona. Also, it has a design center in Provo, Utah. Outside the US, it has one delivery center in each of the UK and Australia and three delivery centers in India. Its concurrent development capabilities enable it to significantly reduce development time for its clients.

Business Strategy

          SeraNova seeks to be a leading Internet professional services provider that enables companies to utilize the Internet to improve their business processes. To that end, it is pursuing the following strategies:

•	Build Brand Recognition.

SeraNova plans to establish and build recognition of the SeraNova name through an aggressive marketing strategy, which will emphasize its industry expertise, broad knowledge of business processes and its global delivery model. In addition, it intends to sponsor seminars and host roundtable discussions that will highlight its innovative Internet applications that it has developed for its clients.

•	Attract and Retain Outstanding Professionals.

SeraNova’s future growth and ability to build meaningful competitive advantages for its clients are dependent on its ability to attract and retain highly skilled, dedicated and experienced professionals. SeraNova is committed to training and developing its professionals to meet the challenges of the fast-paced environment in which it performs. It attracts business and technical professionals who are driven by a desire to work on strategic and technically leading-edge projects. It plans to retain and motivate its employees through competitive compensation packages, stock option grants and a culture that rewards teamwork and customer-orientation. It places great emphasis on training its employees and provides numerous career and personal improvement programs within SeraNova. It seeks to reward employees based on merit.

•	Deepen Industry Expertise and Expand Business Process Offerings.

SeraNova is investing to build superior practice groups along specific industry markets and business processes. SeraNova continues to enhance its capabilities in five target industry markets—financial services, telecommunications, automotive, technology and healthcare. Its business process offerings are focused on suppliers, partners, employees and customers. For example, its electronic procurement offering focuses on building strategy and Internet applications to facilitate transactions and communications between companies and their suppliers. SeraNova’s interactive customer offering targets companies looking to conduct sales and provide customer service over the Internet. It believes its integrated approach, in which it combines business process expertise with industry specific knowledge allows its consultants to quickly formulate effective Internet strategies.

•	Further Penetrate Client Base.

SeraNova seeks to establish close and long term relationships with its clients. The Internet market is continuously and rapidly changing. In such an environment, SeraNova’s long lasting relationships with its clients become critical in developing sustainable competitive advantages for them. By working closely with its clients to define and enhance their Internet strategies, SeraNova believes it can help its clients effectively address challenges and seize opportunities. To further strengthen the relationships with its key clients, it continues to assemble a portfolio of client-driven service offerings. SeraNova believes such a focus results in client-satisfaction, follow-on engagements with existing clients and referrals for engagements with new clients.

•	Widen Global Presence.

SeraNova has established a worldwide organization to support Silverline’s customers’ global needs. Currently, in addition to the United States, it offers services in Europe, Australia, New Zealand, Thailand, India and the Philippines. Additionally, it intends to enhance its presence within the United States and certain global markets, as a result of demands from its existing clients, gaining new customers and through strategic acquisitions.

•	Provide Comprehensive Offerings.

SeraNova provides an integrated set of services, including strategy consulting, creative design, technology implementation and maintenance of Internet-based software applications. By offering a portfolio of integrated services, SeraNova believes it reduces the development time and maximizes the impact, quality, consistency and cost-effectiveness of these Internet applications for its clients. SeraNova’s comprehensive offering also allows it to increase the potential size of a client project. SeraNova believes that it is one of the very few Internet professional services providers that offer a seamless application management service. This offering allows SeraNova to continue its engagement beyond the implementation phase. When it maintains the applications, and updates the website and related databases, it often learns of new client opportunities.

•	Refine and Enhance SeraNova Time-To-Market Approach and Solutions Frameworks.

In all of its projects, SeraNova uses the SeraNova Time-to-Market Approach, its proprietary methodology, enabling its team to formulate strategy, implement Internet applications in a rapid time-frame and maintain the application after deployment. SeraNova believes its approach allows it to reduce its implementation time, lower its costs and consistently deliver high quality results. SeraNova continues to refine these processes, resulting in further acceleration of the delivery of its services. It also continues to evaluate, identify, test and incorporate new technologies into its methodology. SeraNova believes that continuous enhancement of its methodology is critical to maintaining a competitive advantage in the market for Internet professional services.

SeraNova’s Services

          SeraNova offers three types of services: strategy consulting, Internet-based application development and application management. These offerings represent its view of how successful Internet strategies and software applications are deployed.

Strategy Consulting

          Changing market places and competitive pressures are forcing companies to pursue multiple Internet initiatives at the same time. Often companies pursue these initiatives in an isolated and uncoordinated manner. As a result, many companies fail to capitalize on the opportunity to integrate their Internet initiatives within a broader corporate strategy. SeraNova’s strategy consultants work with clients to help them define their competitive positioning and tailor a strategy that is designed to provide competitive advantages. It utilizes its industry experience and knowledge of specific business processes to formulate executable Internet strategies that are closely tied to the client’s overall business objectives and operations.

Internet-based Application Development

          SeraNova’s technology professionals utilize the strategic plan and recommendations from its strategy consultants and rapidly develop effective applications that are aimed at enabling one or more strategic business processes. These offerings are focused on four primary enterprise stakeholders: customers, suppliers, employees and business partners.

•	Customer Interaction Applications.

SeraNova believes that the Internet offers its clients an opportunity to reach customers on a global basis and to target specific services and products based on their customers’ needs. The Internet allows companies to significantly reduce their customer acquisition costs. SeraNova designs and implements customer focused applications that enable clients to engage in personalized interactions with their customers and prospects over the Internet. These applications allow SeraNova’s clients to establish long-term relationships with their customers, segment customers based on specific criteria, tailor their marketing efforts to individual customers, and rapidly grow their online customer base by attracting and serving prospects with relevant information.

•	Electronic Procurement Applications.

The Internet has created an opportunity to re-engineer procurement processes. SeraNova has created new Internet-enabled procurement processes for businesses and implemented Internet-based applications that automate their online procurement cycle. SeraNova believes that these electronic procurement applications streamline clients’ procurement processes and deliver significant direct cost-savings to its clients.

•	Employee Services Applications.

SeraNova has gained significant experience in designing and implementing Internet-based applications that provide employees with the relevant and timely information needed to effectively perform their job. In addition, it develops applications that help its clients provide a range of services over the Internet to their employees reducing certain of the company’s existing human resources costs.

•	Channel Management Applications.

SeraNova’s clients interact with multiple business partners like dealers, resellers and distributors. While the Internet can serve as a cost-effective channel for selling products and services within certain industries, it can often result in channel conflicts. For example, automotive manufacturers selling vehicles directly over the Internet can create a conflict with their dealer network. Through careful planning and execution, it is possible to resolve these conflicts and have the Internet and traditional channels co-exist and often complement each other. SeraNova builds channel management applications that expand, integrate and manage multiple channels.

Application Management

          As business processes become more complex, the Internet applications, websites and related databases that support these processes must be updated and their functionalities must be expanded. Application management is an integral part of SeraNova’s comprehensive offering. Following the deployment of an Internet solution, SeraNova provides comprehensive application management services including timely updates, application upgrades, additional application development, management of information systems and transition onto new technology platforms. These services improve its clients’ ability to dynamically adjust their business processes and effectively address changing market opportunities. SeraNova performs these functions from its delivery centers in Phoenix, Arizona, and Hyderabad, India.

          SeraNova’s clients can choose to have its application management team work at their location or at our numerous support facilities, or it can provide 24-by-7 maintenance and support from its Internet Development Center located in Hyderabad, India. Most clients choose a combination of the above options to achieve the optimal set of services and cost savings. SeraNova typically does not host applications for its clients, unless requested to do so. SeraNova can perform the required application management services regardless of where the customer’s Internet applications are hosted.

SeraNova’s Approach and Application Frameworks

SeraNova Time-to-Market Approach

          SeraNova formulates an effective Internet strategy, design and rapidly deploy Internet applications for our clients. SeraNova’s proprietary methodology, SeraNova Time-to-Market Approach, is comprised of five phases: eStrategy, Discover, Plan, Implement and Optimize.

•	eStrategy.

In this phase, SeraNova identifies enterprise business objectives, assesses opportunities and risks and analyzes the market and competition. Its strategy consultants help companies define the relevant criteria to improve their business processes, evaluate existing infrastructures and recommend an appropriate technology architecture. The eStrategy phase identifies multiple projects that can be executed simultaneously across the organization. Each of these projects then goes through the next four phases: Discover; Plan; Implement; and Optimize. One of the key components of eStrategy is the program management function that allows SeraNova’s team to manage multiple projects.

•	Discover.

In this phase SeraNova defines the requirements and scope for a specific project. Based on its client’s objectives, SeraNova professionals help its clients define the appropriate technology architecture and choose relevant software packages.

•	Plan.

During this phase the SeraNova project team creates an initial layout and subsequent plan to deploy the Internet applications. The project team carefully plans development objectives and testing criteria.

•	Implement.

In this fourth phase, SeraNova builds and deploys Internet applications through incremental releases. Its project team performs rigorous testing on each release to ensure proper function and reliability.

•	Optimize.

This final phase coincides with the application management offering. Some of the activities SeraNova engages in during our Optimize phase include return on investment analyses, application support, website and database updates, maintenance and performance reviews.

                     The SeraNova Time-to-Market Approach
                     ------------------------------------

/                                                                              \
------------------------------program management--------------------------------
\                                                                              /

     1-4 weeks                2-6 weeks                      4-6 weeks

    -----------       \       ----------          \          ----------      \
     eStrategy      ---        discover         ---             plan       ---
    -----------       /       ----------          /          ----------      /

-prioritize business     -scope project goals         -define functional spec.
 objectives              -identify requirements       -build deployment plan
-analyze competition     -select packages             -create application
-build business case     -conduct workshops            roadmap
-define ROI measures                                  -develop testing plan
-assess risk
-review infrastructure

    / \          6-20 weeks                       ongoing              / \
     |                                                                  |
     |           ---------              \         --------              |
     |           implement            ---         optimize              |
     |           ---------              /         --------              |
     |                                                                  |
     |     -design site / branding           -measure ROI               |
     |     -implement packages               -provide application       |
     |     -deploy custom solution            support                   |
     |     -integrate ERP/Legacy             -manage content            |
     |      systems                          -identify next steps       |
     |                                                                  |
     |                                                                  |
     |                                                                  |
     |                                                                  |
     |                                                                  |
     |                                                                  |
     |                                                                  |
     ------------------------constant innovation-------------------------

Application Frameworks

          Application frameworks are sets of guidelines for the implementation of specific business processes such as procurement, sales or customer service. By incorporating its experience in developing interactive and integrated Internet-based software applications for its clients, SeraNova brings its cumulative expertise to client engagements, allowing it to leverage its knowledge for the benefit of its clients. SeraNova believes that these frameworks result in faster and more efficient application implementation.

Case Studies

          In 1999, SeraNova worked with Global 5000 companies as well as emerging Internet-startups. The following case studies illustrate the challenges faced by these companies and the solutions SeraNova has provided to address these challenges. Volkswagen and LiquidPrice.com were SeraNova’s top ten customers in terms of revenue in 1999.

Volkswagen of America: New Product Launch

          Volkswagen of America, Inc. markets a full line of Volkswagen and Audi vehicles manufactured at company plants in Germany and Mexico. In the fall of 1997, Volkswagen of America sought to expand its Internet presence in preparation for the launch of its new Beetle in January 1998. Volkswagen saw the Internet as the perfect new medium to redefine its brand identity, to transform its customer acquisition process and to generate new and sustainable demand.

          SeraNova’s automotive practice began working with Volkswagen’s Interactive Marketing group to reposition Volkswagen’s brand and communication identity. Following a market assessment of Volkswagen’s target audience and positioning strategy, SeraNova’s team executed extensive functional re-design of its website including building comparators to compare different models, an online commerce platform and an innovative configurator for the new Beetle model. These applications were integrated with Volkswagen’s internal business processes such as product planning and inventory management. SeraNova believes that its solutions enabled Volkswagen to achieve a significant online milestone. Both the number of visits to Volkswagen site and the time spent per visit have doubled (almost 24,000 visits a day) since the launch of the new site. At present, SeraNova is working on multiple electronic commerce initiatives with Volkswagen, including an on-line buying system that is integrated with the sales and distribution systems of Volkswagen and its dealer network.

LiquidPrice.com: Online market place connecting buyers, merchants and manufacturers

          In July 1999, LiquidPrice.com sought to re-define the business of shopping for new products. Their portal would not only fill a growing need for the buyers—“hassle-free shopping at the best price,” but would significantly expand the presence of traditional merchants and add tremendous efficiency to the manufacturers’ channel management. Buyers can choose their target purchase items from an extensive catalog of products; and the merchants and manufacturers can bid for the buyers’ business.

          LiquidPrice.com was on a critical path to launch the site in the United States by the 1999 Christmas holiday season. Engaged by LiquidPrice.com in August 1999, SeraNova’s team moved quickly to outline the positioning and created a strategic framework to take them from “idea” to “launch.” A four-week eStrategy session yielded a complete set of functional requirements. In the following six weeks, a team of strategy, creative and technology professionals built and launched the first version of the site. At present, SeraNova is building the second version of the site with complete business-to-business integration among merchants, manufacturers and distribution agents.

Clients

          SeraNova has provided professional services to a variety of clients worldwide in a range of industries. The following were its top 14 clients in 1999, each of which represented in excess of $50,000 of revenue during such year. American Express, Philippines Long Distance Telecom and Volkswagen of America accounted for approximately 28%, 9% and 5% of our revenues in 1999, respectively.

Financial Services	Automotive

American Express Toyota Finance Jardine Insurance	Volkswagen of America Audi of America Subaru of America

Technology & Telecommunication	Healthcare & Insurance

Hewlett Packard 3 COM Novell Verizon Motorola Liquidprice.com	Medical Internet Solutions Sun Alliance Life Ltd. Sunquest

Sales and Marketing

          SeraNova’s sales process is strategic, targeted and comprehensive. Once an opportunity is identified, a sales manager, accompanied by the appropriate industry-market expert and a business process specialist, present a market analysis and business scenario to the client team. SeraNova believes a consultative sales process yields more value for its clients and allows it to capitalize on additional opportunities with the client.

          SeraNova’s marketing efforts include communicating with existing customers and developing relationships with new customers through referrals, requests for proposals, responses to customer-initiated contacts and contacts initiated by SeraNova with desired customers. A critical focus for SeraNova is to build a visible identity among its customers, prospects and employees. To that end, SeraNova has retained Mueller Shields, a leading sales and marketing consulting firm to enable SeraNova to achieve these goals. In addition, they are helping extensively in generating qualified leads and closing sales. SeraNova is seeking to expand the size and enhance the quality of its sales force. By hiring additional highly qualified sales personnel, SeraNova intends to increase direct sales, build market awareness, establish name recognition and promote its reputation as a high-quality, comprehensive Internet professional services provider.

          The length of the sales cycle varies depending on the type of service and size of customer, typically ranging from approximately one to three months. SeraNova’s direct sales representatives generally have several years of sales experience in the Internet professional services industry.

People and Culture

          As of September 30, 2000, SeraNova employed 818 client-team professionals worldwide. They included strategy consultants, creative designers, technical architects and application development specialists. Its non-client staff included approximately 47 in sales, 72 in services support and 99 in administrative and management functions. None of its employees are represented by a labor union. Substantially all of its employees have executed non-competition agreements.

          SeraNova recognizes that its employees are key to its future success. This future success is based on (1) an effective recruiting program that attracts intelligent, creative and entrepreneurial individuals, (2) a strong and coherent corporate culture, (3) an effective career management program and (4) equity-ownership by its employees. Substantially all of its employees participate in its employee stock option program.

Recruiting

          SeraNova has dedicated significant resources to its recruiting efforts. From time to time, SeraNova uses certain recruiting consultants to assist its staff recruiters. Its recruiting efforts are targeted at four levels of professionals: executives, industry experts, technical and creative personnel. SeraNova has designed specific career development programs for strategy consultants, technical experts and creative professionals within its company. It aggressively trains and provides numerous career and personal improvement programs.

Administrative and Support Services

          While SeraNova has its own independent support staff for critical functions such as sales, marketing and recruiting, it anticipates in the short term, Intelligroup will provide a range of support services.

Competition

          SeraNova competes in rapidly changing markets that are intensely competitive and highly fragmented. SeraNova competes, directly and indirectly, with a variety of national and regional companies, such as:

•	Internet professional service providers, including Sapient, Scient, Viant, Proxicom, iXL and Razorfish.

•	Large systems integrators and consulting firms, such as Andersen Consulting and the consulting units of “Big Five” accounting firms.

•	General management consulting firms, such as McKinsey & Co., Bain & Company and Boston Consulting Group.

          SeraNova believes that the principal competitive factors in the market for Internet services include technical expertise, breadth of service offerings, reputation, financial stability and price. To be competitive, it must respond promptly and effectively to the challenges of technological change, evolving standards and its competitors’ innovations by continuing to enhance its service offerings and expand its sales channels. Any pricing pressure, reduced margins or loss of market share resulting from its failure to compete effectively could materially affect its business.

          Many of SeraNova’s current and potential competitors have longer operating histories and substantially greater financial, marketing, technical and other resources. Some of these competitors have a greater ability to provide services on a national or international basis and may be able to adapt more quickly to changes in customer needs or to devote greater resources to providing Internet professional services. Such competitors may attempt to build their presence in SeraNova’s markets by forming strategic alliances with other competitors or our customers, offering new or improved products and services to our customers or increasing their efforts to gain and retain market share through competitive pricing. Some companies have developed particularly strong reputations in niche service offerings or local markets which may provide them with a competitive advantage. In addition, competition for quality technical personnel has continued to intensify, resulting in increased personnel costs for SeraNova. Such competition has adversely affected, and is likely to continue to adversely affect, SeraNova’s gross profits, margins and results of operations. Furthermore, SeraNova believes the barriers to entry into its markets are relatively low, which enable new competitors to offer competing services.

          SeraNova believes that it competes successfully by offering comprehensive solutions for its customers. It provides creative, leading-edge, comprehensive Internet professional services to help its customers expand their businesses and maintain their competitive advantage through Internet-driven opportunities. It also believes that it distinguishes itself on the basis of its strategic thinking, technical expertise, competitive pricing, its 24x7 global delivery model and its ability to understand its customers’ needs.

Facilities

          SeraNova leases various office facilities under operating leases expiring at various dates through December 31, 2005 (See Notes to Combined SeraNova Financial Statements). Also, it is currently permitted to occupy and use various office space pursuant to the terms of a space sharing agreement with Intelligroup. For the foreseeable future such arrangements will continue. SeraNova’s principal executive offices are located in Edison, New Jersey. Its headquarters includes sufficient space for certain of its sales and technical staffs and its marketing, administrative, finance and management personnel. SeraNova maintains offices in the following locations:

United States	Europe	Asia Pacific
Edison, New Jersey Foster City, California Phoenix, Arizona Rosemont, Illinois Auburn Hills, Michigan Provo, Utah Fayetteville, Georgia	United Kingdom	Australia New Zealand Philippines Thailand India Hong Kong

          SeraNova believes that its existing facilities are adequate to meet its current needs and that suitable additional or alternative space will be available in the future on reasonable terms as needed.

Intellectual Property Rights

          SeraNova does not have, and does not rely on, registered trademarks or patents to protect its proprietary information. Instead, it relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions.

           SeraNova has developed specific processes, methodologies and tools underlying the SeraNova Time-To-Market Approach. It cannot guarantee that the steps it has taken to protect its proprietary rights will be adequate to prevent misappropriation of its intellectual property.

Legal Proceedings

          There are currently no material legal proceedings pending to which SeraNova is a party, or to which any of our property is subject.

PRICE RANGE OF SERANOVA COMMON STOCK

          The common stock of SeraNova has been quoted on the Nasdaq National Stock Market since July 6, 2000, under the symbol “SERA.” The following table shows the high and low sales prices of a share of SeraNova common stock for the calendar quarterly periods indicated:

2000	High	Low
Third quarter (beginning July 6)	$12.25	$4.9375
Fourth quarter (through December 19)	5.375	1.7812

          On December 19, 2000, the closing price of a share of SeraNova common stock as quoted on the Nasdaq National Stock Market was $2.375.

SERANOVA’S SELECTED HISTORICAL FINANCIAL DATA

          The selected historical financial data for all periods prior to December 31, 1999 reflects the combined results of operations and financial condition of Intelligroup’s Internet services business as if we had existed as a corporation separate from Intelligroup during the periods presented. The selected historical data includes the historical assets, liabilities, revenue and expenses directly related to our operations that were either specifically identified or in the case of certain selling, general and administrative expenses, allocated using methodologies which took into consideration the ratio of our revenue to the consolidated revenue of Intelligroup, headcount, occupancy or other appropriate factors. You should read the selected historical financial data together with our financial statements and the section of this proxy statement/prospectus entitled “ SeraNova’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Effective January 1, 2000, Intelligroup Inc. contributed the assets and liabilities of its Internet solutions group to SeraNova.

          SeraNova derived the selected financial data presented below from SeraNova’s combined financial statements described in this paragraph. Arthur Andersen LLP, independent public accountants, audited SeraNova’s combined financial statements as of December 31, 1999 and 1998 and for the year ended December 31, 1999, the nine months ended December 31, 1998 and the year ended March 31, 1998. Their report relating to such audits appears on page F-[ ] of this proxy statement/prospectus. The historical financial data set forth below for the fiscal year ended March 31, 1997 is derived from SeraNova’s audited combined financial statements not included in this prospectus. The historical financial data set forth below as of September 30, 2000 and 1999, and for the nine months ended September 30, 2000 and 1999 are derived from SeraNova’s unaudited consolidated financial statements. In SeraNova’s opinion, these unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information.

SERANOVA, INC. AND AFFILIATES

SELECTED HISTORICAL FINANCIAL DATA
(in thousands, except per share data)

	Nine months ended September 30,		Year ended December 31, 1999(1)	Nine months ended December 31, 1998(2)	Year ended March 31,
	2000	1999			1998	1997	1996
Statement of Operations Data:
Revenues	$59,287	$27,073	$39,795	$12,438	$8,995	$9,200	$9,347
Cost of sales	29,550	15,606	22,475	7,315	4,797	4,949	4,664

Gross profit	29,737	11,467	17,320	5,123	4,198	4,251	4,683

Selling, general and administrative expenses	35,062	9,797	17,605	5,106	3,812	4,092	3,576
Depreciation and amortization	1,862	630	1,131	102	133	150	119

Total operating expenses	36,924	10,427	18,736	5,208	3,945	4,242	3,695

Operating income (loss)	(7,187)	1,040	(1,416)	(85)	253	9	988
Other income (expense), net	(879)	(37)	(80)	(66)	13	(80)	13

Income (loss) before income taxes	(8,066)	1,003	(1,496)	(151)	266	(71)	1,001
Provision (benefit) for income taxes	(2,934)	449	(235)	401	519	172	470

Net income (loss)	$(5,132)	$ 554	$(1,261)	$ (552)	$ (253)	$ (243)	$ 531

Net income (loss) per common share—basic and diluted(3)	$ (0.30)	$ 0.03	$ (0.08)	$ (0.03)	$(0.02)	$(0.01)	$ 0.03

Shares used in per share calculation of net income (loss)—basic and diluted(3)	17,236	16,629	16,629	16,629	16,629	16,629	16,629

	Nine months ended September 30,		Year ended December 31, 1999(1)	Nine months ended December 31, 1998(2)	Year ended March 31,
	2000	1999			1998	1997	1996
Balance Sheet Data: (at period end)
Cash	$ 4,911	$ 321	$ 611	$ 677	$ 368	$ 635	$1,237
Working capital (deficit)	6,815	1,034	(776)	(424)	145	565	1,152
Total assets	48,207	17,433	18,880	5,775	3,216	2,402	4,026
Long-term debt	580	647	618	—	219	521	523
Shareholders’ equity	10,375	5,667	4,970	392	241	536	925

(1)
On January 8, 1999, Intelligroup, Inc. acquired the common stock of Network Publishing, Inc. in a purchase business combination. The results of operations of Network Publishing, Inc. have been included above since the date of acquisition. Pro forma results for the period January 1, 1999 to January 7, 1999 are not material to SeraNova’s combined financial statements for the year ended December 31, 1999. The financial statements of Network Publishing, Inc. at December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997 and 1996, appear in this proxy statement/prospectus beginning on page F-[     ].

(2)	Effective April 1, 1998, SeraNova changed its fiscal year from March 31 to December 31.

(3)	See Note 2 to SeraNova’s Combined Financial Statements.

SERANOVA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion should be read in conjunction with SeraNova’s combined financial statements and the notes related to combined financial statements contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. SeraNova’s actual results could differ materially from those anticipated by such forward-looking information due to competitive factors and other factors discussed elsewhere in this prospectus.

Overview

          SeraNova provides Internet professional services to businesses. It designs and implements Internet-based software applications that help companies manage procurement, sell products and services, provide customer service, conduct supplier transactions and communicate with their employees over the Internet. SeraNova offers a comprehensive set of services, including strategy consulting, creative design, technology implementation and maintenance of Internet-based software applications. In all of SeraNova’s client engagements, SeraNova applies its Time-to-Market Approach, its proprietary methodology, to deliver these services. SeraNova believes that its services allow its clients to gain competitive advantages by enabling them to penetrate existing markets, enter new markets, reduce operational costs, improve customer service, shorten product development cycles and enhance employee productivity. SeraNova focuses on five industry markets—financial services, telecommunications, automotive, technology and healthcare. Most of the services SeraNova provides are for clients within the United States. In addition to its domestic offices, SeraNova maintains a presence in multiple locations in the Asia-Pacific region, India and the United Kingdom.

          SeraNova generally bills its services based on the actual time spent providing services. For the nine months ended September 30, 2000, approximately 95% of SeraNova’s revenues were derived from such time and materials contracts and arrangements. Revenues related to time and materials contracts are typically recognized when the services are provided. Revenues with respect to fixed-price contracts are recognized in proportion to the costs incurred. American Express and Volkswagen of America accounted for approximately 41% and 11%, respectively, of total revenues for the nine months ended September 30, 2000. No other client accounted for more than 10% of revenues for the nine months ended September 30, 2000. Six clients, including American Express, accounted for approximately 50% of total revenue for the year ended December 31, 1999. SeraNova anticipates that such client concentration will continue for the foreseeable future. To effectively address the market demand, and to remain competitive, SeraNova’s clients tend to pursue multiple Internet initiatives at the same time. By proactively developing a strong relationship with its key clients, SeraNova expects to benefit from such initiatives, but to the extent its significant clients use fewer of SeraNova’s services or terminate their relationship, SeraNova’s revenues could decline materially. This could result in a significant negative impact on SeraNova’s business and operations. Results from quarter to quarter may vary based upon various factors such as changes in SeraNova’s pricing policies, variations in billing margins and personnel utilization rates, length of sales cycle, SeraNova’s ability to recruit technical personnel, the acceptance of SeraNova’s new services offerings and fluctuation in foreign exchange rates.

          SeraNova’s cost of sales represent the costs to provide professional services and include compensation, benefits, consultant-training and expenses incurred by its personnel that are not billable to its clients. They do not include expenses relating to SeraNova’s sales and marketing efforts. Given the supply-constrained market, SeraNova anticipates that its cost per professional will increase in future quarters. SeraNova’s typical client engagement lasts between three and six months, and any early termination or postponement of a large project or of several projects could significantly impact revenues in any given quarter and result in lower gross margins.

          Selling, general and administrative expenses include costs associated with a range of sales and sales support functions such as salaries, commissions and related expenses for SeraNova’s sales force; salaries and bonuses of executives, marketing, information technology, human resources and other administrative personnel; marketing expenses, facilities costs, technology expenditures, professional services and fees and other general corporate costs. Beginning in the fourth quarter of 1999, SeraNova made, and anticipates making, significant marketing investments to build a visible SeraNova brand among prospects and potential employees, and to reorganize its sales process.

          In order to achieve profitability, SeraNova will need to control costs associated with building an infrastructure as well as increase its revenues. Even if SeraNova does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis in the future. SeraNova cannot assure you that it will be able to contain costs, grow revenue or increase profitability.

          In November 1998, Intelligroup acquired Azimuth Consulting Limited, Azimuth Holdings Limited, Braithwaite Richmond Limited and Azimuth Corporation Limited (the “Azimuth Companies”), by exchanging 902,928 shares of Intelligroup common stock for all the common stock of the Azimuth Companies. The acquisition of the Azimuth Companies was accounted for as a pooling of interests. Accordingly, all prior period combined financial statements contain the financial results and financial position of Azimuth Companies. In January 1999, Intelligroup acquired Network Publishing, Inc., a Utah-based Internet consulting firm, for a combination of cash paid up front and an additional consideration amount payable upon the achievement of certain operating results. In July 1999, Intelligroup and the owners of Network Publishing, Inc. agreed that this additional consideration was approximately $2.43 million, and would no longer be contingent on any operating performance. However, Intelligroup at its discretion, could pay the amount either in cash, or in its common stock. Intelligroup paid approximately $340,000 in cash and issued 99,558 shares of its common stock in connection with such agreement on January 8, 2000. This acquisition has been accounted for using the purchase method. The excess of the purchase price over net tangible assets acquired has been allocated to intangible assets and goodwill and is being amortized over five years. The financial results of Network Publishing, Inc. have been included in the combined financial statements since the date of acquisition. The management and operations of the Azimuth Companies and Network Publishing, Inc. have now been integrated into SeraNova. SeraNova’s U.S. Internet business commenced in mid 1997. Prior to such period, all operating results are those of the Azimuth Companies.

          Prior to September 1999, Intelligroup did not account for SeraNova’s business as a separate unit or division. In presenting SeraNova’s historical financial statements for all periods, SeraNova specifically identified all revenue, cost of sales, other income (expense) and certain selling, general and administrative expenses incurred by Intelligroup on SeraNova’s behalf. Other selling, general and administrative expenses were allocated using methodologies which took into consideration the ratio of SeraNova’s revenue to the consolidated revenue of Intelligroup, head count, occupancy and other factors. However, SeraNova cannot assure you that its historical financial information prior to December 31, 1999 necessarily reflects what the results of operations, financial position and cash flows would have been had it been a separate company, or is indicative of its future results of operations, financial positions and cash flows.

Existing Indian Tax Holiday For SeraNova’s Indian Subsidiary And Its Availability In Subsequent Years

          Until March 31, 2000, SeraNova India benefited from certain significant tax incentives under Indian tax laws. These tax incentives included a 10-year tax holiday from payment of Indian corporate income taxes for income from its operations of “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” under section 10A or 10B of the Indian Income Tax Act, 1961. As a result, a substantial portion of SeraNova India’s pre-tax income has not been subject to significant tax in the past. Further, SeraNova India is currently eligible for exemptions from other taxes, including customs duties.

          Pursuant to changes introduced by the Indian Finance Act, 2000, the scope of the tax benefits available to the software development centers which are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” under sections 10A and 10A are much more restricted under the new provisions as compared to the earlier exemptions. Under the old provisions, the entire business profits earned by such units were exempt from income tax. Now, the benefit is available by way of deduction of export income of these units from the total income liable to tax for the year.

          Further, Indian software companies will lose this tax exemption with respect to a particular software development center if there is a change of more than 49% in their beneficial ownership between the last date of the financial year in which a software development center was set up and the last date of any subsequent financial year in which the benefit is sought to be claimed. In case of SeraNova India, pursuant to the global and Indian spin-offs, the tax authorities could contend that there is a change in more than 49% of its beneficial ownership compared to the last day of the year in which the centers were set up. SeraNova has received advice from its tax advisors that SeraNova India would be within its rights to take the position that it is entitled to the tax benefits notwithstanding the spin-offs. SeraNova intends to follow the advice received from its tax advisors. Nevertheless, SeraNova cannot assure you that the Indian tax authorities will not reject SeraNova’s position.

          Whether or not SeraNova India is entitled to the tax benefits discussed above, it would however, be entitled to a tax deduction for income from export of software development services from its taxable income in India under section 80HHE of the Indian Income Tax Act. The deduction decreases by 20% each year from the financial year 2000–2001 and will cease to be available from the financial year 2004–2005.

          Upon loss of the tax benefits with respect to the software development centers, SeraNova India’s provision for income taxes would increase by substantially more and would have a material adverse effect on its net income.

Results of Operations

	Nine months ended September 30,		Year ended December 31, 1999	Nine-month period ended December 31, 1998	Year ended March 31, 1998
	2000	1999
	(in thousands)
Revenues	$59,287	$27,073	$39,795	$12,438	$8,995
Cost of sales	29,550	15,606	22,475	7,315	4,797

Gross profit	29,737	11,467	17,320	5,123	4,198
Operating expenses:
Selling, general and administrative expenses	35,062	9,797	17,605	5,106	3,812
Depreciation and amortization	1,862	630	1,131	102	133

Total operating expenses	36,924	10,427	18,736	5,208	3,945

Operating income (loss)	(7,187)	1,040	(1,416)	(85)	253
Other income (expenses), net:
Interest expense	(870)	(64)	(82)	(14)	(10)
Other income (expense), net	(9)	27	2	(52)	23

Total other income (expenses), net	(879)	(37)	(80)	(66)	13

Income (loss) before income taxes	(8,066)	1,003	(1,496)	(151)	266
Provision (benefit) for income taxes	(2,934)	449	(235)	401	519

Net income (loss)	$(5,132)	$ 554	$(1,261)	$ (552)	$ (253)

	Nine months ended September 30,		Year ended December 31, 1999	Nine-month period ended December 31, 1998	Year ended March 31, 1998
	2000	1999
As a Percentage of Revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	49.8	57.6	56.5	58.8	53.3

Gross profit	50.2	42.4	43.5	41.2	46.7
Operating expenses:
Selling, general and administrative expenses	59.1	36.2	44.2	41.1	42.4
Depreciation and amortization	3.1	2.3	2.9	0.8	1.5

Total operating expenses	62.2	38.5	47.1	41.9	43.9

Operating income (loss)	(12.0)	3.9	(3.6)	(0.7)	2.8
Other income (expenses), net:
Interest expense	(1.5)	(0.2)	(0.2)	(0.1)	(0.1)
Other income (expense)	0.0	0.0	0.0	(0.4)	0.3

Total other income (expenses), net	(1.5)	(0.2)	(0.2)	(0.5)	0.2

Income (loss) before income taxes	(13.5)	3.7	(3.8)	(1.2)	3.0
Provision (benefit) for income taxes	(4.9)	1.7	(0.6)	3.2	5.8

Net income (loss)	(8.6)%	2.0%	(3.2)%	(4.4)%	(2.8)%

Nine Months Ended September 30, 2000 Compared to Nine Months Ended September 30, 1999

          Revenues.    Revenues increased by $32.2 million, or 119.0%, to $59.3 million for the nine months ended September 30, 2000, compared with $27.1 million for the same period in 1999. The increase in revenue is primarily due to an increase in the number of clients and size of engagements for U.S. operations and to the development of SeraNova’s India and United Kingdom subsidiaries. U.S. based revenue increased by $22.5 million for the nine months ended September 30, 2000, compared with the same period in 1999. Revenues from India and United Kingdom subsidiaries were $9.4 million and $1.5 million, respectively, for the first nine months of 2000. These subsidiaries did not exist during the comparable period in 1999. Combined revenues from other foreign subsidiaries decreased by $1.1 million during the nine months ended September 30, 2000 compared with the same period in 1999 due to the economic conditions and restructuring of SeraNova’s operations in the Asia-Pacific region.

          Gross profit.    Gross profit represents revenue less cost of sales. Cost of sales represents the cost of consultant salaries and payroll-related costs plus non-reimbursed direct expenses attributable to the consultants or projects, such as training, recruiting, relocation and travel expenses. Gross profit increased by $18.3 million, to $29.7 million, for the nine months ended September 30, 2000 compared with $11.5 million for the same nine-month period in 1999 and also increased as a percentage of revenue by 7.8%, to 50.2% from 42.4%. The primary reasons for the increase in actual gross profit dollars and as a percentage of revenue are (1) an increase in billing margins for U.S.-based consultants, and (2) the continued expansion of SeraNova’s India subsidiary during the year. Billing margins in the U.S. increased by 12.5%, to 51.1%, for the nine months ended September 30, 2000 compared with 38.7% for the nine months ended September 30, 1999. Gross profit margins are typically much higher in India due to India’s low cost structure. Margins for SeraNova’s India operations were 75.5% for the nine months ended September 30, 2000.

          Selling, general and administrative expenses.    Selling, general and administrative expenses include selling and administrative salaries and related benefits, advertising expenses, recruiting, travel, occupancy costs and professional fees. Sales, general and administrative expenses increased by $25.3 million, or 257.9%, to $35.1 million for the nine months ended September 30, 2000 compared with $9.8 million for the comparable period in 1999. Sales, general and administrative expenses also increased as a percentage of revenue to 59.1% from 36.2% over the same periods. The increase in both actual expenses and as a percentage of revenue are due to (1) investments in SeraNova’s sales and marketing infrastructures for both U.S. and foreign operations during 2000 that did not exist during the comparable period in 1999, and (2) professional fees associated with the spin-off of SeraNova from Intelligroup.

          Depreciation and amortization.    Depreciation and amortization increased by $1.2 million, or 195.6%, to $1.9 million for the nine months ended September 30, 2000, from $630,000 for the corresponding period in 1999 and also increased as a percentage of total revenue to 3.1% from 2.3%. The increases in both actual depreciation and amortization expense and as a percentage of revenue were due to capital expenditures required for the expansion of U.S. and foreign operations in India and Europe.

          Other income (expense), net.    Other income (expense), net consists of interest income, interest expense, currency fluctuations on daily transactions, and miscellaneous other income and expense items. For the nine months ended September 30, 2000, SeraNova incurred a net expense of $879,000 compared to a net expense of $37,000 for the corresponding period in 1999. The increase in net expense is primarily due to interest on the Intelligroup note and on the revolving credit agreement during the first nine months of 2000. See “—Liquidity and Capital Resources” below. These notes did not exist during 1999.

          Provision for income taxes.    Income tax expense represents combined federal, state and foreign taxes. SeraNova reported an income tax benefit of $2.9 million on pretax losses of $8.1 million for the nine months ended September 30, 2000 compared with an income tax provision of $449,000 on pretax profits of $1.1 million for the comparable period in 1999. The effective tax rate for the three-month period ended September 30, 2000 was 36.4% as compared with 44.8% for the similar period in 1999. The effective tax rate for the first nine months of 2000 was based on an average of tax benefits recorded on losses from U.S. and Asia-Pacific operations. The high tax rate for the nine months ended September 30, 1999 was due to tax provisions incurred on profits in certain foreign jurisdictions that could not be offset against losses from other regions. SeraNova believes that it is more likely than not that all net deferred tax assets recorded as of September 30, 2000 will be realized within the next twelve months.

          Net loss.    SeraNova’s net loss for the nine months ended September 30, 2000 was $5.1 million compared with a net income of $554,000 for the comparable period in 1999. The losses incurred during the first nine months of 2000 are primarily due to SeraNova’s significant investments in developing SeraNova’s sales, marketing and management infrastructures in 2000.

          Impact of the loss of Indian tax holiday by SeraNova as a result of the merger.     Until March 31, 2000, SeraNova India benefited from certain significant tax incentives under Indian tax laws. These tax incentives included a 10-year tax holiday from payment of Indian corporate income taxes for income from its operations of “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” under section 10A or 10B of the Indian Income Tax Act, 1961. As a result, a substantial portion of SeraNova India’s pre-tax income has not been subject to significant tax in the past. Further, SeraNova India is currently eligible for exemptions from other taxes, including customs duties.

          Pursuant to changes introduced by the Indian Finance Act, 2000, Indian software companies will lose the tax exemption under section 10A or 10B with respect to a particular software development center if there is a change of more than 49% in their beneficial ownership between the last date of the financial year in which a software development center was set up and the last date of any subsequent financial year in which the benefit is sought to be claimed. In case of SeraNova India, pursuant to the global and Indian spin-offs, there is a change in more than 49% of its beneficial ownership compared to the last day of the year in which the centers were set up. As a result, our Indian tax advisers are of the view that although the merger per se may not result in loss of tax benefit available in respect of income from these centers, SeraNova India may not get this benefit due to the earlier spin-off.

           Further the changes introduced by the Indian Finance Act, 2000, restrict the scope of the tax benefits available to the software development centers which are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” under sections 10A and 10B as compared to the earlier exemptions. Under the old provisions, the entire business profits earned by such units were exempt from income tax. Now, the benefit is available by way of deduction of export income of these units from the total income liable to tax for the year.

          SeraNova India would however, be entitled to a tax deduction for income from export of software development services from its taxable income in India under section 80HHE of the Indian Income Tax Act. The deduction decreases by 20% each year from the financial year 2000-2001 and will cease to be available from the financial year 2004-2005. This is an alternative tax benefit, which SeraNova India can avail of when the benefits under section 10A or 10B are not available to it.

          Upon loss of the tax benefits with respect to the software development centers, SeraNova India’s provision for income taxes would increase by substantially more and would have a material adverse effect on its net income.

          THE INDIAN TAX PROVISIONS IN RESPECT OF THE SPIN-OFF ARE NEW AND THE TAX AUTHORITIES ARE UNFAMILIAR IN DEALING WITH THESE TRANSACTIONS. NO ASSURANCE CAN BE GIVEN IN REGARD OF HOW THE TAX AUTHORITIES MAY INTERPRET THE TAX IMPLICATIONS OF SPIN-OFF AS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS

Twelve Months Ended December 31, 1999 Compared to Nine Months Ended December 31, 1998

          Revenues.    Revenues increased by $27.4 million, to $39.8 million for the year ended December 31, 1999 compared with $12.4 million for the nine-month period ended December 31, 1998. This increase would equate to $23.3 million, or 141.2%, if the nine-month period were annualized. The increase in revenue is the result of an increase in the number of clients and an increase in the average size of engagements, as well as the acquisition of Network Publishing, Inc. on January 8, 1999. Network Publishing, Inc. accounted for approximately $5.9 million, or 14.8%, of total revenue for the year ended December 1999. U.S. based revenue, exclusive of Network Publishing, increased $15.5 million during the year ended December 31, 1999 to $21.5 million from $6.0 million for the nine-month period ended December 31, 1998. U.S. billing rates increased by 5.4% and the number of billable consultants increased from 153 to 249, or 62.8%, for the year ended December 31, 1999. The Azimuth Companies’ revenue increased by $2.8 million, or 32.3% for the year 1999 as compared with an annualized 1998. This increase in sales is due to Azimuth’s expansion into additional foreign markets.

          Gross profit.    Gross profit represents revenues less cost of sales. Cost of sales consists primarily of salaries and associated employee benefits for personnel directly assigned to client projects and non-reimbursed direct expenses incurred to complete projects. For the year ended December 31, 1999, gross profit increased by $12.2 million to $17.3 million from $5.1 million in the nine months ended December 31, 1998. This increase would equate to a $10.5 million, or 153.6% for the year 1999 versus an annualized 1998. The primary reasons for this increase is the expansion of U.S. operations, the addition of Network Publishing, Inc. in January 1999, and an increase in profitability in the Azimuth Companies’ operations. U.S. operations, exclusive of Network Publishing, increased by $4.8 million during the year ended December 31, 1999 compared to the nine-month period ended December 31, 1998 or $4.1 million (151.8%) compared to an annualized 1998. Network Publishing contributed $4.1 million of gross profit during the year 1999. The Azimuth Companies gross profit increased from $3.1 million during the nine months ended December 31, 1998 to $5.7 million for the year ended December 31, 1999. This is a 38.0% increase of 1999 over 1998 on an annualized basis. Gross profit as a percentage of total revenues increased by 2.3% to 43.5% for 1999 as compared to 41.2% for the nine months ended December 31, 1998. The gross profit percentage is primarily affected by two factors: the overall utilization of consulting personnel and average billing rates less consultant payroll rates. Employee utilization could be impacted by multiple factors including increases in recruiting, rapid growth or reduction of number or size of projects.

           Selling, general and administrative expenses.    Selling, general and administrative expenses include sales and administrative salaries and related benefit costs, occupancy costs, professional fees, and other costs. These expenses increased $12.5 million, or 245.0%, to $17.6 million for the year ended December 31, 1999 from $5.1 million in the nine month period ended December 1998. This would equate to an increase of $10.8 million, or 158.8%, for the year 1999 over an annualized 1998. Selling, general and administrative expenses increased slightly as a percentage of total sales to 44.2% for the year ended December 31, 1999 compared to 41.1% for the nine months ended December 31, 1998. The primary reasons for the large increase in actual selling, general and administrative expenses during 1999 as compared with an annualized 1998 were: 1) costs associated with the acquisition of Network Publishing, Inc., 2) the continued investment in the expansion of U.S. operations, 3) an emphasis on marketing and development of SeraNova during 1999 and 4) costs associated with the spin-off of SeraNova.

          Depreciation and amortization.    Depreciation and amortization increased $1.0 million, or 1008.8%, to $1.1 million for the year ended December 31, 1999 from $102,000 in the nine months ended December 31, 1998. This would equate to an increase of $995,000, or 731.6% based on an annualization of 1998. The primary reasons for the significant increase in depreciation and amortization during 1999 are the acquisition of Network Publishing and the expansion of U.S. based operations. Amortization of goodwill and intangible assets related to the acquisition were $569,000 for 1999 plus depreciation of $279,000 from Network Publishing operations. Depreciation related to U.S. operations increased by $165,000 during 1999 as compared to the nine months ended December 31, 1998.

          Other income (expense), net.    Other income (expense), net decreased $14,000, or 21.2%, to a net expense of $80,000 for the year ended December 31, 1999 as compared to a net expense of $66,000 for the nine months ended December 31, 1998. The decrease is primarily the result of additional interest expenses of $77,000 in 1999 from Network Publishing operations.

          Provision for income taxes.    Income tax expense represents combined federal, state and foreign taxes. SeraNova’s income tax benefit is $235,000 on pretax losses of $1.5 million for the year ended December 31, 1999 compared to a tax provision of $401,000 on pretax loss of $151,000 for the comparable period in 1998. The effective tax rate for the year ended 1999 was (15.7)% as compared with 265.5% for the nine months ended December 31, 1998. The low effective tax rate benefit for 1999 was due to income taxes incurred in certain foreign countries that could not be offset against domestic operations. The high effective tax rate for 1998 was due to income taxes incurred by the Azimuth Companies that were not able to be offset against losses in other foreign jurisdictions. SeraNova’s India operation, which commenced in the fourth quarter of 1999, is exempt from taxes under section 10A of the Income Tax Act, thus no income taxes have been provided on their earnings.

          Net loss.    Net loss increased by $709,000, or 128.4%, to $1.3 million for the year ended December 31, 1999 from $552,000 for the nine months ended December 31, 1998. This would equate to a net loss increase of $525,000, or 71.3%, if the nine-month period were annualized. The primary reason for the increase in net loss for the year ended December 31, 1999 was an increase in depreciation and amortization expense of $1.0 million over the nine-month period ended December 31, 1998. Such increase amounted to $840,000 calculated on an after-tax basis.

Nine Months Ended December 31, 1998 Compared to Twelve Months Ended March 31, 1998

          Revenues.    Revenues increased $3.4 million, or 38.3%, to $12.4 million for the nine-month period ended December 31, 1998 from $9.0 million for the twelve-month period ending March 31, 1998. This increase would equate to an increase of $7.5 million, or 84.4%, if the nine-month period were annualized. This increase is due primarily to the rapid expansion of U.S. operations from start up in the last calendar quarter of 1997. U.S. revenues increased by $3.9 million to $6.0 million for the nine-month period ended December 31, 1998 compared to $2.1 million for the twelve-month period ended March 31, 1998. Revenues from foreign operations were relatively equal for the nine-month period ended December 31, 1998 and the twelve-month period ended March 31, 1998 at $6.4 million and $6.9 million, respectively. Annualization of the nine-month period ended December 31, 1998 would equate to an increase of 23.2% over the twelve-month period ended March 31, 1998. Revenue increases were the result of growth in both the size and number of client projects.

          Gross profit.    Gross profit increased $924,000, or 22.0%, to $5.1 million over the nine-month period ending December 31, 1998 from $4.2 million for the twelve-month period ended March 31, 1998. Annualization of the nine-month period would equate to an increase of $2.6 million, or 62.7% over the twelve-month period ended March 31, 1998. These increases are primarily attributable to rapid expansion of U.S. operations during 1998. Gross profit from U.S. operations increased $1.3 million for the nine-month period ending December 31, 1998 compared with the twelve-month period ended March 31, 1998. Gross profit as a percentage of total revenues decreased to 41.2% for the nine-month period ended December 31, 1998 from 46.7% for the twelve-month period ended March 31, 1998. The decrease in gross margin percentage is primarily due to lower utilization rates attained during expansion of the U.S. operations and, therefore, higher costs as compared with the established foreign operations.

          Selling, general and administrative expenses.    Selling, general and administrative expenses increased $1.3 million, or 34.0%, to $5.1 million in the nine-month period ended December 31, 1998 from $3.8 million for the twelve-month period ended March 31, 1998. This increase would equate to an increase of $3.0 million, or 78.6%, if the nine-month period were annualized. Selling, general and administrative expenses decreased as a percentage of total revenue to 41.1% for the nine-month period ended December 31, 1998 from 42.4% for the twelve-month period ended March 31, 1998. The increase in actual dollars is primarily due to the additional investment in U.S. operations and a one-time charge of $659,000 incurred in the nine months ended December 31, 1998. This one time charge is for legal and accounting fees associated with the sale of the Azimuth Companies to Intelligroup, Inc.

          Depreciation and amortization.    Depreciation and amortization decreased $31,000, or 23.6%, to $102,000 in the nine-month period ended December 31, 1998 from $133,000 in the twelve-month period ended March 31, 1998. If the nine-month period were annualized, depreciation and amortization would increase $3,000, or 1.9% to approximately $136,000. This increase in depreciation and amortization expense over the twelve-month period was due to an increase in depreciation on the increased asset base in the U.S. somewhat offset by a reduction in depreciation expense on foreign operations. The decrease in foreign depreciation expense is primarily due to a smaller asset base.

          Other income (expense), net.    Other income (expense), net decreased $79,000, or 597.8%, to a net expense of $66,000 in the nine-month period ended December 31, 1998 from a net income of $13,000 in the twelve-month period ended March 31, 1998. If the nine-month period were annualized to twelve months, the decrease would be approximately $101,000. The decrease is principally due to losses incurred on currency fluctuations relating to foreign operations during the nine-month period ended December 31, 1998 compared with gains on currency fluctuations during the comparative twelve-month period ended March 31, 1998.

          Provision for income taxes.    Income tax expense represents combined federal, state and foreign taxes. SeraNova’s income tax provision was $401,000 on pretax losses of $151,000 for the nine-month period ended December 31, 1998 compared with $519,000 on pretax profits of $266,000 for the twelve-month period ended March 31, 1998. The high effective income tax rates in these periods were due to income taxes incurred by the Azimuth Companies in certain foreign countries that could not be offset against losses in New Zealand.

          Net loss.    Net loss increased by $299,000, or 118.2%, to $552,000 during the period ended December 31, 1998 compared to a net loss of $253,000 for the year ended March 31, 1998. This would equate to net loss increase of $483,000, or 190.9%, if the nine-month period were annualized. The primary reason for the increase in net loss was due to a decrease in gross margin as a percentage of revenues for the nine months ended December 31, 1998 compared to the twelve months ended March 31, 1998.

Selected Quarterly Results of Operations

          The following table presents certain condensed unaudited quarterly financial information for each of the eight most recent quarters in the period ended September 30, 2000. This information is derived from SeraNova’s unaudited financial statements that include, in its opinion, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results of operations for such periods. This table should be read in conjunction with the audited Combined Financial Statements and Notes thereto beginning on page F-27 of this proxy statement/prospectus.

	Quarter Ended
	Sept. 30, 2000	June 30, 2000	Mar. 31, 2000	Dec. 31, 1999	Sept. 30, 1999	June 30, 1999	Mar. 31, 1999	Dec. 31, 1998
	(in thousands)
Revenues	$23,268	$19,843	$16,176	$12,722	$10,471	$8,614	$7,988	$4,811
Cost of sales	11,115	10,046	8,389	6,869	6,091	4,866	4,649	2,898

Gross profit	12,153	9,797	7,787	5,853	4,380	3,748	3,339	1,913
Operating expenses:
Selling, general and Administrative expenses	11,967	11,776	11,319	7,808	3,698	3,373	2,726	2,327
Depreciation and amortization	731	659	472	501	350	145	135	75

Total operating expenses	12,698	12,435	11,791	8,309	4,048	3,518	2,861	2,402

Operating income (loss)	(545)	(2,638)	(4,004)	(2,456)	332	230	478	(489)
Other (expenses) income, net	(535)	(159)	(185)	(43)	(5)	(13)	(19)	(156)

Income (loss) before income taxes	(1,080)	(2,797)	(4,189)	(2,499)	327	217	459	(645)
Provision (benefit) for income taxes	(839)	(985)	(1,110)	(684)	205	65	179	(69)

Net income (loss)	$ (241)	$(1,812)	$(3,079)	$(1,815)	$ 122	$ 152	$ 280	$ (576)

	Quarter Ended
	Sept. 30, 2000	June 30, 2000	Mar. 31, 2000	Dec. 31, 1999	Sept. 30, 1999	June 30, 1999	Mar. 31, 1999	Dec. 31, 1998
As a Percentage of Revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	47.8	50.6	51.9	54.0	58.2	56.5	58.2	60.2

Gross profit	52.2	49.4	48.1	46.0	41.8	43.5	41.8	39.8
Operating expenses:
Selling, general and administrative expenses	51.4	59.3	70.0	61.4	35.3	39.2	34.1	48.3
Depreciation and amortization	3.1	3.3	2.9	3.9	3.3	1.7	1.7	1.6

Total operating expenses	54.5	62.6	72.9	65.3	38.6	40.9	35.8	49.9

Operating income (loss)	(2.3)	(13.2)	(24.8)	(19.3)	3.2	2.6	6.0	(10.1)
Other (expenses) income, net	(2.3)	(0.8)	(1.1)	(0.3)	(0.1)	(0.2)	(0.2)	(3.3)

Income (loss) before income taxes	(4.6)	(14.0)	(25.9)	(19.6)	3.1	2.4	5.8	(13.4)
Provision (benefit) for income taxes	(3.6)	(5.0)	(6.9)	(5.4)	2.0	0.8	2.2	1.4

Net income (loss)	(1.0)%	(9.0)%	(19.0)%	(14.2)%	1.1%	1.6%	3.6%	(12.0)%

Liquidity and Capital Resources

          SeraNova’s principal capital requirements are to fund working capital needs and capital expenditures in order to support revenue and operations growth.

          For the nine months ended September 30, 2000, the net cash used in operating activities totaled $20.4 million. Cash was provided by $1.9 million from depreciation and amortization, $1.5 million from provisions for doubtful accounts and increases of $1.6 million in accounts payable, $885,000 in accrued payroll and related expenses and $378,000 in accrued expenses and other liabilities. This was offset by a net loss of $5.1 million and increases of $11.2 million in accounts receivable, $5.1 million in unbilled services, $3.7 million in deferred taxes and $811,000 in other current assets. The increases in accounts receivable and unbilled services were primarily due to the increased operations within the U.S. and India. In the nine months ended September 30, 1999, net cash used in operating activities was $3.2 million. The principal uses of funds were an increase in accounts receivable of $4.0 million and an increase in unbilled services of $2.7 million. This was offset by net income of $554,000, $630,000 from depreciation and amortization and increases in accrued expenses of $1.8 million and in accrued payroll and related costs of $420,000.

          SeraNova had capital expenditures for the first nine months of 2000 and 1999 of $6.9 million and $659,000, respectively, for computers, furniture, equipment and leasehold improvements. Capital expenditures are expected to be much lower over the remainder of 2000 and into 2001 than they were for the first nine months of 2000.

          The foregoing cash flows are not necessarily indicative of the cash flows that would have resulted if SeraNova were a separate entity.

          From time to time, SeraNova, as a subsidiary of Intelligroup, borrowed funds from Intelligroup for working capital purposes. Note Payable to Intelligroup in SeraNova’s combined balance sheets represents a calculation of net borrowings from Intelligroup. In connection with the contribution by Intelligroup of its Internet services business to SeraNova, on January 1, 2000, SeraNova became a co-borrower and additional guarantor under Intelligroup’s revolving credit facility. A portion of such borrowings was converted to amounts repayable by SeraNova to a bank under Intelligroup’s revolving credit facility agreement. As of March 31, 2000, SeraNova had repaid all borrowings due to the bank with a portion of the proceeds from the sale of common stock, but remained a co-borrower and guarantor to Intelligroup’s bank pending Intelligroup’s negotiation of a new credit facility. On May 31, 2000, Intelligroup entered into a new credit facility with a bank. As a result, SeraNova was released from all obligations under Intelligroup’s former revolving credit agreement on such date, and SeraNova has no obligations to Intelligroup’s lender under the new facility. Under Intelligroup’s new loan facility, Intelligroup is not permitted to loan additional funds to SeraNova. Separately, on May 31, 2000, SeraNova entered into a $15,100,000 unsecured promissory note with Intelligroup reflecting funds borrowed from Intelligroup through the effective date of Intelligroup’s new facility. The note bears interest at the prime rate plus  1 /2%. A payment of $3,000,000 was made on September 29, 2000 with some of the proceeds from the sale of SeraNova’s 6% Series A convertible preferred stock (see below), and the balance of $12,100,000 was due on July 31, 2001. The note has certain mandatory prepayment provisions based on possible future debt or equity financings by SeraNova. Pursuant to these provisions, a $3,000,000 prepayment would have been due as a result of the September 29 sale of the preferred stock; however, Intelligroup waived this prepayment in return for an amended repayment schedule, under which SeraNova paid Intelligroup $500,000 on November 8, 2000, and $400,000 on December 15, 2000, and will pay additional installments of $500,000 on or before each of the last days of January, February, March, April and May 2001. The balance of the note ($8,700,000) will still be due on July 31, 2001.

          Under Intelligroup’s current credit facility with its bank, all of Intelligroup’s assets, including the promissory note from SeraNova, serve as collateral. In the event of default by SeraNova, Intelligroup will be entitled to pursue all remedies under the note through legal proceedings.

          On March 14, 2000, SeraNova entered into purchase agreements with five institutional investors pursuant to which such investors purchased an aggregate of 831,470 shares of SeraNova’s common stock for an aggregate purchase price of $10,000,000. A portion of the proceeds from the sale of common stock was used to pay off the outstanding balance due to Intelligroup’s bank as of March 31, 2000.

          On June 20, 2000, SeraNova India executed an agreement with Andhra Bank for a fixed asset-based revolving term loan that will provide SeraNova India with up to Indian rupees 87.6 million (approximately USD 2 million) in financing for fixed assets purchases. The term loan is secured by substantially all fixed assets of SeraNova India; it is also co-secured by collateral properties owned by two directors of SeraNova, Rajkumar Koneru and Nagarjun Valluripalli. Borrowings may be made under the loan for fixed assets purchases with interest at the prime rate (approximately 12.5% at September 30, 2000) plus 1%. The loan agreement contains customary representations, warranties, default provisions and financial covenants. As of September 30, 2000, the outstanding balance on the loan is Indian rupees 85 million (approximately USD 1.8 million).

           On June 30, 2000, SeraNova India executed an agreement with Andhra Bank for a working capital revolving credit facility that will provide SeraNova India with up to Indian rupees 180 million (approximately USD 4 million) in financing. The credit facility is secured by substantially all accounts receivable and fixed assets of SeraNova India; it is also co-secured by collateral properties owned by Messrs. Koneru and Valluripalli. Borrowings may be made under the loan for general corporate purposes with interest at the then current prime rate (approximately 12.5% at September 30, 2000) plus 1%. The credit agreement contains customary representations, warranties, default provisions and financial covenants. As of September 30, 2000, the outstanding balance on the facility is Indian rupees 122 million (approximately USD 2.7 million).

          On July 14, 2000, SeraNova executed an agreement with Fleet Capital Corporation for an asset-based revolving credit facility that will provide SeraNova with up to $15 million in financing. The credit facility is a three-year agreement secured by substantially all U.S. based assets of SeraNova. Borrowings may be made under the facility for general corporate purposes with interest at the then current prime rate plus  1 /2%. The credit agreement contains customary representations, warranties, default provisions and financial covenants. The specific financial covenants effective with the third quarter of 2000 are: (1) SeraNova must maintain total debt to tangible net worth not to exceed a ratio of three to one; (2) any quarterly loss may not exceed the original budget amount plus 10%; and (3) SeraNova must maintain an interest coverage ratio of not less than 1.2 to 1, principal and interest coverage of not less than 1.1 to 1, and a $1,000,000 minimum availability. As of September 30, 2000, the outstanding balance on this facility was $5,200,000. Approximately $1.2 million is currently available under this facility.

          On September 29, 2000, SeraNova sold 800 shares of 6% Series A convertible preferred stock to two institutional investors for $8,000,000. Cumulative dividends on the preferred stock have been accruing since that date at the rate of 6% per year on the $8,000,000 of aggregate stated value. SeraNova will pay these dividends at such time as the preferred stock is converted into common stock, in cash or, at SeraNova’s option, by increasing the stated value of the preferred stock. The preferred stock in general has no voting rights and is convertible into shares of common stock at $7.00 of stated value per share of common stock, subject to antidilution adjustments in certain circumstances, including the exercise at a price of less than $7.00 per share of the warrants described in the next paragraph. The preferred stock is also redeemable by the holders at a premium in certain events, such as a change in control of SeraNova or an agreement to sell more than a third of its assets. A portion of the proceeds from the sale of the 6% Series A convertible preferred stock was used to pay $3,000,000 of SeraNova’ s outstanding obligation to Intelligroup as described above.

          In addition, SeraNova has granted these two investors warrants to purchase 310,000 shares of SeraNova common stock at an exercise price equal to the lesser of $7.00 and the average price per share of SeraNova common stock for the five trading days immediately preceding the date of exercise; however, the exercise price is $7.00 until December 29, 2000. Of these warrants, warrants to purchase 150,000 shares are currently exercisable, and warrants to purchase 160,000 shares will become exercisable if SeraNova redeems any shares of the 6% Series A convertible preferred stock. SeraNova generally can redeem the preferred stock at any time at 105% of the stated value of the preferred stock.

          SeraNova’s management believes that the cash to be generated from SeraNova’s operations, proceeds from the sale of its 6% Series A convertible preferred stock, and funds available under the credit facility through Fleet Capital Corporation will be sufficient to satisfy SeraNova’s cash requirements throughout at the least the next twelve months. However, SeraNova cannot assure this.

Accounting Pronouncements

          In December 1999, the SEC issued SAB 101, “Revenue Recognition in Financial Statements.” SAB 101 summarizes certain of the SEC’s views in applying generally accepted accounting principles to revenue recognition in financial statements. SeraNova is required to adopt SAB 101 in the fourth quarter of 2000. SeraNova anticipates that the adoption of SAB 101 will not have a significant impact on its financial statements.

SERANOVA’S PRINCIPAL SHAREHOLDERS

          The following table sets forth as of December 15, 2000, information regarding beneficial ownership of SeraNova’s common stock by:

•	each person or group of affiliated persons known to SeraNova to be the beneficial owner of more than 5% of the outstanding shares of SeraNova common stock;

•	each director and executive officer of SeraNova; and

•	all directors and executive officers of SeraNova as a group.

          The address for each director and executive officer is c/o SeraNova, Inc., 499 Thornall Street, Edison, New Jersey 08837.

Name	Shares (1)		Percentages (2)
Rajkumar Koneru	2,651,700	(3)	14.8%
Ashok Pandey	2,080,083	(4)	11.9
Nagarjun Valluripalli	1,736,721	(5)	9.9
Capital Guardian Trust Company	1,199,000	(6)	5.0
Ravi Singh	269,691	(7)	1.5
Rajan Nair	186,705	(7)	1.1
James E. Abbott	–0–		—
Richard Bevis	18,466	(8)	*
Tarun Chandra	120,490	(9)	*
Ashok Roy	103,725	(7)	*
All directors and executive officers as a group (eight persons)	5,087,498	(10)	27.2

           *Less than 1%.

(1)
Beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares which the individual or entity has a right to acquire, or will first have a right to acquire within 60 days after December 15, 2000, through the exercise of any stock options. The inclusion herein of such shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power with respect to all shares of common stock listed as owned by such person or entity.

(2)	Based upon 17,510,883 shares of SeraNova common stock outstanding as of December 15, 2000.

(3)	Includes 449,480 shares of common stock issuable upon the exercise of options.

(4)
The address for Ashok Pandey is c/o Intelligroup, Inc., 499 Thornall Street, Edison, New Jersey 08837. Includes 603,755 shares held in trust as to which Mr. Pandey, or co-trustee shares voting and dispositive power.

(5)	Includes 75,000 shares of common stock issuable upon exercise of options.

(6)
The address for Capital Guardian Trust Company is 11100 Santa Monica Boulevard, Los Angeles, California 90025-3384. The information set forth in the table concerning Capital Guardian Trust Company and its parent holding company—Capital Group International, Inc.—is based solely on a Schedule 13F Holdings Report filed by Capital Guardian Trust Company for the calendar quarter ended September 30, 2000. This report discloses that at September 30, 2000, Capital Guardian Trust Company and Capital Group International, Inc. shared “investment discretion” with respect to 1,199,000 shares of SeraNova common stock and together had sole voting power with respect to 815,000 shares of SeraNova common stock.

(7)	Consists of shares of common stock issuable upon the exercise of options.

(8)	Includes 16,666 shares of common stock issuable upon exercise of options.

(9)	Includes 116,690 shares of common stock issuable upon exercise of options.

(10)	Includes 1,217,957 shares of common stock issuable upon exercise of options.

DESCRIPTION OF SILVERLINE’S EQUITY SHARES

          This section contains a brief summary of certain important provisions of the Indian Companies Act, 1956. However, recently the provisions of the Indian Companies Act, 1956 are to be amended by the Companies (Amendment) Bill, 2000, or the Bill. Both houses of the Indian Parliament i.e. the Lok Sabha (the lower house) and the Rajya Sabha (the upper house) have passed the Bill. The Bill has also received the Indian President’s assent on December 14, 2000. However, it will come into effect in the form of the Companies (Amendment) Act, 2000 only once it is notified in India’s official gazette. The Bill is expected to be notified very soon. Hence the provisions of the existing Indian Companies Act, 1956 as described in this section should be read in conjunction with the section on “Indian Companies (Amendments) Bill, 2000” appearing herein below.

          Silverline was incorporated in India in 1992 as a public limited company under the name Silverline Industries Limited. In November 1999 its name was changed to Silverline Technologies Limited. Silverline first offered its equity shares to the public in India in September 1992. Silverline’s equity shares are listed for trading in India on The Stock Exchange, Mumbai, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad and the National Stock Exchange. Silverline’s ADSs currently are listed on the New York Stock Exchange under the symbol “SLT”. The ADSs to be issued in the merger initially will be listed on the New York Stock Exchange under the symbol “SLT-d”, until the end of the dividend proration period, and thereafter under “SLT”.

          Described below is the material information concerning Silverline’s share capital and a brief summary of the material provisions of the Indian Companies Act, 1956 and Silverline’s charter documents. The following description is not complete and should be read in conjunction with Silverline’s articles of association and memorandum of association and the relevant provisions of the Indian Companies Act, 1956. Silverline’s articles of association provide that the regulations contained in Table ‘A’ of the Indian Companies Act, 1956 apply to Silverline to the extent they are not inconsistent with any of the provisions of its articles of association. Silverline has filed its memorandum of association, articles of association and Table ‘A’ of the Indian Companies Act, 1956 with the Securities and Exchange Commission as exhibits to Silverline’s registration statement on Form F-4, of which this proxy statement/prospectus forms a part. In this proxy statement/prospectus, all references to Silverline’s articles of association or Silverline’s charter documents include the regulations of Table ‘A’ of the Indian Companies Act, 1956 incorporated into Silverline’s articles of association.

General

          Silverline’s authorized share capital is Rs. 850 million divided into 85 million equity shares with a par value of Rs. 10 per share. As of September 30, 2000, 73.2 million of the equity shares were issued and outstanding. Equity shares are the only class of Silverline’s share capital. However, Silverline’s charter documents and the Indian Companies Act, 1956 permit it to issue other classes of securities in addition to the equity shares.

          Silverline has issued options and warrants exercisable for 3 million equity shares under its Indian employee stock option plans and options exercisable for 1 million ADSs (each ADS representing 2 underlying equity shares) under its US employees ADR linked stock option plan. At the annual general meeting of Silverline held on September 28, 2000, the shareholders approved the further issue of up to 1 million shares to the India based employees under an Employee Stock Option Plan II and up to 1 million ADSs to the employees, directors and officers of the subsidiary companies under an ADR linked Employee Stock Option Plan II.

Dividends

          Under Indian law, Silverline’s board of directors must recommend the payment of a dividend. Although the shareholders may, at the annual general meeting, approve a dividend in an amount less than that recommended by Silverline’s board of directors, they cannot increase the amount of the dividend so recommended. In India, dividends are generally declared as a percentage of the par value of a company’s equity shares. The dividend recommended by Silverline’s board of directors, if any, is distributed and paid to its shareholders in proportion to the paid-in value of their equity shares within 42 days of the approval by shareholders at the annual general meeting. In addition, Silverline’ s board of directors has the discretion to declare and pay interim dividends to its shareholders without prior shareholder approval. Under Indian law, dividends can only be paid in cash to registered shareholders on a date fixed on or before the Annual General Meeting.

          The Indian Companies Act, 1956 states that any dividends that remain unpaid or unclaimed after the 42-day period are to be transferred to a special bank account. Any money that remains unclaimed for seven years from the date of the transfer is to be transferred to a fund created by the government of India. No claims for the payment of dividends unpaid or unclaimed for a period of seven years will lie against the fund of the government of India or against Silverline.

          With respect to equity shares issued during a particular fiscal year of Silverline, including equity shares underlying the ADSs to be issued in the SeraNova merger, cash dividends declared and paid for that fiscal year generally will be prorated from the date of issuance to the end of the fiscal year in which those shares are issued. As a consequence, the ADSs issued in the merger will trade under the symbol “SLT-d” in a distinct second market on the New York Stock Exchange until the end of the fiscal year of Silverline in which they are issued. This disparity in dividend treatment and separate trading market increases the probability that the price of the ADSs may not trade on par with the price of Silverline’s equity shares as quoted on the stock exchanges in India on which its equity shares are traded or with the existing Silverline ADSs, and may initially reduce the liquidity and impact the price of the ADSs issued in the merger.

          Under Indian law, dividends may be paid out of Silverline’s profits in the year in which the dividend is declared, or out of its undistributed profits from previous years. Before declaring a dividend greater than 10% of the par value of its shares, Silverline is required under Indian law to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10% depending upon the dividend percentage to be declared in that year.

          Indian law further provides that, in the event of an inadequacy or absence of profits in any year, Silverline may declare a dividend for that year out of its accumulated profits earned in previous years and transferred to our reserves, subject to the following conditions:

•	the rate of dividend to be declared may not exceed 10% of paid-in capital or the average of the rate at which dividends were declared by Silverline in the prior five years, whichever is less;

•	the balance of reserves after withdrawals shall not fall below 15% of its paid-up capital; and

•
the total amount to be drawn from the accumulated profits earned in the previous years and transferred to Silverline’s reserves may not exceed an amount equivalent to 10% of its paid-up capital and free reserves, and the amount so drawn is to be used first to set off Silverline’s losses incurred in the fiscal year before any dividends are declared.

          In addition, dividends are subject to a tax of 22% (including a currently applicable surcharge of 10%). This tax is neither paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by Silverline. Silverline has declared and paid cash dividends totaling 1.25 Indian rupees per equity share in 1998 and 1.75 Indian rupees per equity share in 1999 (approximately $0.03 per share and $0.04 per share, respectively). Although Silverline intends to continue dividend payments, we cannot assure you that any future dividends, will be declared or paid or what the amount of those dividends may be. To the extent Silverline does pay dividends, these dividends will be taxed as described above in addition to any other tax payable on dividends by holders of Silverline’s ADSs. For additional information, please see “Risk Factors—Requirements under Indian law relating to the payment of dividends may reduce the value of equity shares underlying the ADSs” and “Silverline’s Dividend Policy.”

Bonus Shares

          In addition to permitting dividends to be paid out of current or retained earnings as described above, Indian law permits Silverline’s board of directors to distribute an amount transferred from its general reserve or surplus in its profit and loss account to its shareholders in the form of bonus shares (similar to a stock dividend). Indian law also permits the issuance of bonus shares from a share premium account (additional paid-in capital). Bonus shares are distributed to shareholders based on the recommendation of Silverline’s board of directors and in proportion to the number of equity shares each shareholder owns. The distribution of bonus shares is subject to the approval of the shareholders at a general meeting.

Pre-emptive Rights and Issuance of Additional Shares

          Under current Indian law, Silverline must offer holders of its equity shares pre-emptive rights to purchase a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the pre-emptive rights have been waived by a special resolution passed by three-fourths of the shareholders present and voting at a general meeting. If the special resolution is not approved, Silverline must first offer the new equity shares to its existing shareholders as of a specified record date. Silverline’s offer must include:

•	a right, exercisable by shareholders of record, to renounce the shares offered in favor of any other person acceptable to the board of directors; and

•	the number of shares offered and the deadline for accepting the offer, which can not be less than 15 days from the date of the offer.

          If the offer is not accepted by a shareholder before the deadline then it is deemed to have been declined. Indian law and Silverline’s charter authorize its board to distribute any new shares not purchased by the holders of pre-emptive rights in any manner that it considers to be most beneficial to Silverline.

          To the extent that pre-emptive rights are granted, U.S. holders of the ADSs may be unable to exercise pre-emptive rights for equity shares underlying the ADSs unless approval of the Ministry of Finance of the government of India is obtained and a registration statement under the United States Securities Act of 1933 is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available.

          Silverline intends to evaluate at the time of any rights offering the costs and potential liabilities associated with filing a registration statement, as well as the benefits of enabling holders of the ADSs to exercise their pre-emptive rights. Silverline cannot assure you that Silverline will file any such registration statement or otherwise seek the approval of the government of India.

          Whenever Silverline intends to offer pre-emptive rights, it will notify the ADS depositary in advance and will indicate whether it wishes such offer to be made to ADS holders. If so, Silverline will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

          The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received. Holders of the ADSs may be unable to exercise pre-emptive rights, in which case the proportional interests of such holders in Silverline would be reduced. For additional information, please see “Risk Factors—Pre-emptive rights in respect of the equity shares underlying the ADSs may be unavailable to United States holders, which would reduce their proportional ownership interests in the company” and “Description of American Depositary Shares—Dividends and Distributions.”

          For the ADS offering contemplated by this proxy statement/prospectus and the issuance of the underlying equity shares, Silverline’s existing shareholders have waived their pre-emptive rights.

General Meetings of Shareholders

          Silverline must convene an annual general meeting of its shareholders within six months after the end of each fiscal year. It may convene an extraordinary general meeting of shareholders when necessary, or at the request of any shareholder or shareholders holding voting securities with an aggregate value of at least 10% of Silverline’s paid-in capital. Silverline’s annual general meeting is generally convened by its secretary in accordance with a resolution of its board of directors. Written notice describing the agenda of a shareholders’ meeting must be given to shareholders of record at least 21 days (excluding the days of mailing and receipt) before the applicable meeting. You will be entitled to attend or vote at our general meetings provided that you are registered as a shareholder on the record date of the applicable meeting.

          Silverline’s annual general meetings must be held at its registered office, or at such other place within the same city. Its registered office is located in Mumbai (Bombay) in the State of Maharashtra, India. Meetings other than its annual general meetings may be held at any other place designated by the board of directors.

          The quorum for general meetings is the presence in person of a least five shareholders.

Voting Rights

          At any general meeting, voting is by show of hands unless a poll is demanded by a shareholder or shareholders present in person or by proxy holding:

•	at least 10% of the total shares entitled to vote at the general meeting; or

•	shares with an aggregate paid-in capital of at least Rs. 50,000.

                  Upon a show of hands, every shareholder entitled to vote and present in person has one vote. On a poll, every shareholder entitled to vote and present in person or by proxy has voting rights in proportion to the paid-in capital held by that shareholder. The chairman of Silverline’s board of directors has a deciding vote in the case of any tied vote. For a description of voting of ADSs, please see “Description of American Depositary Shares—Voting Rights”.

                  Any of Silverline’s shareholders may appoint a proxy. The instrument appointing a proxy must be delivered to Silverline at least 48 hours prior to the applicable meeting. A proxy may not vote except on a poll. A shareholder may appoint an authorized representative who can vote on behalf of the shareholder, both upon a show of hands and upon a poll.

                  Ordinary resolutions may be passed by a simple majority of the shareholders present and voting at any properly called general meeting. Certain actions must be approved by resolutions which have been passed by the affirmative vote, whether by show of hands or poll, of not less than three times the number of votes, if any, cast against the resolution. The relevant actions, among others, include:

•	amendments to Silverline’s charter documents;

•	commencement of a new line of business;

•	waiver of pre-emptive rights for the issuance of any new equity shares; and

•	reduction of Silverline’s share capital.

Register of Shareholders and Record Dates

          Silverline maintains a register of its shareholders in Mumbai (Bombay). For the purpose of determining the shares that are entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date.

           To determine which shareholders are entitled to certain shareholder rights, Silverline may close the register of shareholders in accordance with the applicable resolution of its board of directors. Under Indian law, we are required to give at least 42 days prior notice to the Indian stock exchanges and at least seven days prior notice to the public before Silverline may close the register of our shareholders. We may not close the register of our shareholders for more than 30 consecutive days or more than 45 days in a year. Trading of our equity shares may, however, continue while the register of our shareholders is closed.

Transfer of Shares

          Silverline has its equity shares publicly listed in India and its shares are freely transferable in India, subject only to the provisions of Section 111A of the Indian Companies Act, 1956. Under Indian law, unless the shares of a company are held in dematerialized (book entry) form, a transfer of shares is effected by executing a transfer instrument in the form prescribed by the Indian Companies Act, 1956 and the rules thereunder together with the delivery of the share certificates representing the transferred shares. Silverline’s transfer agent in India is Intime Spectrum Registry Private Limited, Mumbai (Bombay), Maharashtra, India. Recently, the Securities and Exchange Board of India has mandated that all Silverline’s equity shares be traded only in electronic form. As a result, all the trading and settlement in Silverline’s equity shares is done only through a dematerialized mode. However, this procedure is not applicable to off-market transactions which are not required to be reported to the stock exchange.

          Equity shares transferred electronically require that both the transferor and transferee have an account with the depositary participants. Charges for opening and maintaining an account vary with each depositary participant. The depositary transfers shares by entering the name of the purchaser in its books as the beneficial owner of the shares. In turn Silverline enters the name of the depositary in its records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the shares that are held by the depositary. Transfer of beneficial ownership through a depositary is exempt from any stamp duty.

          Silverline’s charter documents currently contain provisions which give its directors discretion to refuse to register a transfer of equity shares if they have sufficient cause. If Silverline refuses to register a transfer of equity shares without sufficient cause within two months from the date on which the application for such transfer is made, the transferee may appeal to the Indian Company Law Board, a statutory body, to direct Silverline to register the transfer.

          Where any transfer of shares is alleged to have been made in contravention of any of the provisions of the Securities and Exchange Board of India Act, 1992, the Sick Industrial Companies (Special Provisions) Act, 1985 or any other Indian law, Silverline, the depositary, investors or the Securities and Exchange Board of India may file an application with the Company Law Board for the rectification of Silverline’s register of shareholders or the depositary’s records. The Company Law Board, after making the necessary inquiry, may direct Silverline or the depositary to rectify Silverline’s register of shareholders or the depositary’s records.

          The Company Law Board may, in its discretion, issue an interim order suspending the voting rights attached to the relevant shares before making or completing its investigation into the alleged contravention. Despite this investigation, the rights of a shareholder to transfer the shares will not be restricted.

          Silverline has entered into listing agreements with The Stock Exchange, Mumbai, the Madras Stock Exchange Ltd., Chennai and The Stock Exchange, Ahmedabad. Clause 40A of the listing agreement for The Stock Exchange, Mumbai provides that if an acquisition of Silverline’s shares results in the acquiring person and its associates holding 5% or more of Silverline’s outstanding equity shares or voting rights, the acquiring person must report its holding to Silverline and the exchange.

          Certain provisions under Indian law may have the effect of delaying, preventing or making more difficult an acquisition or merger of Silverline even if the acquisition or merger is beneficial to or favored by its shareholders. As noted above, Indian law requires any person who acquires 5% or more of Silverline’s equity shares to disclose the same to each stock exchange on which the shares are listed. In addition, if any person and its associates acquires more than 15% of Silverline’s equity shares, that person must publicly offer to acquire another 20% of its equity shares. However, no public offer is required if a person who holds between 15% and 75% of Silverline’s equity shares does not acquire more than an additional 5% of the equity shares in any 12-month period. These requirements do not apply to the acquisition of ADSs, but will apply upon the conversion of ADSs into equity shares. For additional information, please see “Description of American Depositary Shares.”

Disclosure of Ownership Interest

          Section 187C of the Indian Companies Act, 1956 requires beneficial owners of Silverline’s shares who are not holders of record to declare to Silverline details regarding the holder of record, and the holder of record to declare details regarding the beneficial owner. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share will not be enforceable by the beneficial owner or any person claiming through the beneficial owner if the required declaration is not made .

          Failure to comply with Section 187C will not affect Silverline’s obligation to register a transfer of shares or to pay any dividends to the registered holder of any equity shares pursuant to which the declaration has not been made, but any person who fails to make the required declaration within 30 days may be liable for a fine of up to Rs. 1,000 for each day the declaration is not made. In the absence of any specific exemption granted by the Department of Company Affairs with respect to the application of this provision to the holders of ADSs, the reporting requirements under this section would apply to the holders of the ADSs and investors who exchange ADSs for the underlying equity shares. Any person who fails to comply with the provisions of the section is liable to punishment with a fine which may extend to a sum of Rs. 1000 for every day during which the failure continues. In addition, if a company fails to comply with the provisions of this section, then a company and every officer of the company who is in default, is liable to pay a fine which may extend to Rs. 100 for every day during which the default continues. Additionally, holders of ADSs may be required to comply with the notification and disclosure obligations pursuant to the provisions of the deposit agreement to be entered into by the holders, Silverline and the depositary. See “ Description of American Depositary Shares.”

Audit and Annual Report

          At least 21 days (excluding the days of mailing and receipt) before the annual general meeting of Silverline’ s shareholders, Silverline must distribute an abridged version of its audited balance sheet and profit and loss account and the related reports of its board of directors and the auditors to its shareholders, together with a notice convening the annual general meeting. Silverline is also required under Indian law to make available upon the request of any shareholder a complete balance sheet and profit and loss account.

          Under Indian law, Silverline must file with the Registrar of Companies in Mumbai (Bombay), India, its balance sheet and annual profit and loss account within 30 days of the conclusion of its annual general meeting. Silverline must also file an annual return containing a list of Silverline’s registered shareholders or changes thereto and other information within 60 days of the conclusion of that meeting. The depositary will be named on this annual return as the registered shareholder of the equity shares deposited with it which are represented by ADSs.

Company Acquisition of its Own Equity Shares

          Under Indian law, approval of at least 75% of a company’s shareholders voting on the matter and approval of the High Court of the State in which the registered office of the company is situated is required to reduce a company’s share capital. Pursuant to a recent amendment to the Indian Companies Act, 1956, a company may, under some circumstances, acquire its own equity shares without seeking the approval of the High Court. However, a company would have to extinguish the shares it acquired within seven days of the completion of the buy-back. A company is not permitted to acquire its own shares for treasury operations. An acquisition by a company of its own shares (without having to obtain the approval of the High Court) must comply with prescribed rules, regulations and conditions in the Indian Companies Act, 1956, and the Securities and Exchange Board of India (Buy-back of Shares) Regulations, 1998 as amended in 1999, or Buy-back Regulations. The Buy-back Regulations apply only to public companies listed on a recognized Indian stock exchange such as Silverline. However, Silverline’s articles of association currently prohibit it from buying back its own securities because the articles were adopted prior to the insertion of Section 77A into the Indian Companies Act, 1956, which permits Silverline to buy back its own shares. Silverline may amend its articles of association to reflect the new change of law in the Indian Companies Act, 1956, by a resolution passed by three-fourths of its shareholders at a general meeting of shareholders.

          If Silverline amends its articles of association, the holders of ADSs may be eligible to participate in a buy-back of equity shares by withdrawing equity shares from the depositary and then selling those equity shares back to Silverline. You should note, however, that anyone who withdraws equity shares from the depositary is prohibited from re-depositing those equity shares with the depositary and receiving ADSs. For additional information, please see “Description of American Depositary Shares—Withdrawal of Shares upon Cancellation of ADSs” and “—Issuance of ADSs upon Deposit of Equity Shares”.

          There can be no assurance that the equity shares offered by an ADS investor in any buy-back of shares by Silverline will be accepted by Silverline. ADS investors are advised to consult their Indian legal counsel prior to participating in any buy-back by Silverline.

Liquidation Rights

          Subject to the rights of creditors, employees and holders of any shares entitled to preferential liquidation rights in the event of the winding-up of Silverline, holders of the equity shares are entitled to be repaid the amounts of paid-in capital or credited as paid-in on such equity shares. All surplus assets remaining after payments are made to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to their shareholdings.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF SERANOVA AND SILVERLINE

          This section contains a brief summary of certain important provisions of the Indian Companies Act, 1956. However, recently the provisions of the Indian Companies Act, 1956 are to be amended by the Companies (Amendment) Bill, 2000, or the Bill. Both houses of the Indian Parliament have passed the Bill. The Bill has also received the Indian President’s assent on December 14, 2000. However, it will come into effect in the form of the Companies (Amendment) Act, 2000 only once it is notified in India’s official gazette. The Bill is expected to be notified very soon. Hence the provisions of the existing Indian Companies Act, 1956 as described in this section should be read in conjunction with the section on “Indian Companies (Amendments) Bill, 2000” appearing herein below.

          The following discussion is a summary of material changes in your rights as a shareholder following the merger. We believe this summary is accurate. However, it is only a summary of the complete texts of the relevant provisions of the Indian Companies Act, 1956, as amended, and related legislation, the New Jersey Business Corporation Act, SeraNova’s certificate of incorporation and bylaws, Silverline’s memorandum of association and articles of association, and the Securities Exchange Act of 1934, as amended, the Securities and Exchange Commission’s rules and regulations, and the Securities and Exchange Board of India Act of 1992 and the regulations made thereunder.

          Your rights as a shareholder of SeraNova are governed by New Jersey laws and SeraNova’s certificate of incorporation and bylaws. After the merger, you will become an ADS holder of Silverline equity shares and your rights as an ADS holder will be governed by the provisions of the deposit agreement entered into between you, the depositary and Silverline. The deposit agreement will be governed by New York law. Under Indian law, it would be possible for you to freely transfer your ADSs to other non-residents of India. However, it will not be possible for you to transfer your ADSs to any Indian resident.

          The shares underlying the ADSs will be held by the depositary. The depositary’s rights in respect of the shares underlying the ADSs and the rights of an ADS holder once it converts the ADSs into the underlying shares of Silverline, will be governed by the laws of India, including the Indian Companies Act, 1956, the Securities and Exchange Board of India Act, 1992 and the regulations made thereunder, the regulations and listing agreements of the Indian stock exchanges on which Silverline is listed and Silverline’s memorandum of association and articles of association.

          The certificate of incorporation of SeraNova authorizes 45,000,000 shares of all classes of stock, consisting of 40,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share, issuable in series. As of the date of this proxy statement/prospectus, the only shares of preferred stock of SeraNova outstanding are 800 shares of 6% Series A convertible preferred stock. Accordingly, references to the preferred stock of SeraNova below and elsewhere in this proxy statement/prospectus refer only to such 6% Series A convertible preferred stock, unless otherwise specified.

          The articles of association of Silverline Technologies Limited authorizes a share capital of eight hundred and fifty million rupees (Rs. 850,000,000), all of which are equity shares, face value of Rs. 10 each.

Quorum; Meeting of Shareholders

          SeraNova. Under SeraNova’s bylaws, the annual meeting of shareholders is held at such time as may be fixed by the board of directors. Under the New Jersey Business Corporation Act, if the annual meeting for the election of the directors is not held on the date fixed by the board, or in the absence of such a date, on the first Tuesday of April, the directors are required to cause the meeting to be held as soon thereafter as may be convenient. If they fail to do so for a period of 30 days after the designated date, or if no date has been designated, for a period of 13 months after its last annual meeting, the Superior Court of New Jersey may, upon the application of any shareholder, summarily order the meeting and designate the time and place. At any annual meeting called by court order, any shareholders present in person or by proxy and having any voting powers shall constitute a quorum.

           The bylaws and the certificate of incorporation of SeraNova provide for the calling of a special meeting of shareholders at any time only by the president, chairman of the board of directors or a majority of the board of directors. In addition, the New Jersey Business Corporation Act provides that holders of not less than 10% of all the shares entitled to vote at a meeting may apply to the Superior Court to request that a special meeting of the shareholders be called for good cause shown. At any special meeting called by court order, any shareholders present in person or by proxy and having any voting powers will constitute a quorum for the transaction of the business designated in such order.

          The bylaws of SeraNova provide that apart from court ordered meetings described above, the presence of holders of shares, in person or by proxy, entitled to cast a majority of the votes at a meeting will constitute a quorum at such meeting.

          All meetings of SeraNova’s shareholders are held either at SeraNova’s registered office in New Jersey or at such other place, within or outside New Jersey, as the board of directors may select.

          Silverline. Silverline is a public company incorporated under the provisions of the Indian Company Act, 1956. Under Indian law, an annual general meeting of a public company must be held at least once every year, and no more than 15 months may elapse between one annual general meeting and the next.

          In addition to the annual general meeting, the directors of a company are at liberty to call extraordinary meetings of shareholders to discuss special business by following the conditions prescribed under the Indian Companies Act, 1956. Furthermore, one or more shareholders holding in the aggregate at least 10% of the equity capital of Silverline, or holding 10% of the voting rights of Silverline shareholders may request an extraordinary general meeting to be called by requisition. The board of directors is required to comply with such a requisition and call for and conduct a meeting within a reasonable period. Failure to do so gives the shareholders the right to call the meeting on their own and hold the defaulting directors personally liable to compensate them the expenses of holding the said meeting.

          Under Indian law, the quorum for a shareholders’ meeting is 5 members personally present and voting in the case of a public company, such as Silverline. This minimum quorum has been prescribed under the Indian Companies Act, 1956 and may not be reduced in any circumstances. However, a company may provide in its articles of association for a higher quorum than prescribed under the Indian Companies Act, 1956. Silverline’s articles of association do not provide for a higher quorum than the quorum prescribed under the Indian Companies Act, 1956.

          Shareholders’ meetings require a notice period of at least 21 days, unless shareholders holding at least 95% of the voting rights or shares of Silverline consent to a lesser notice period. Consent of all the shareholders would be required if the notice period is less than 21 days in the case of an annual general meeting. The notice calling for a shareholders meeting must contain an agenda and an explanatory statement explaining the various businesses to be transacted at that meeting and setting out drafts of the various resolutions sought to be passed at that meeting.

          A shareholders’ meeting may be held only in the city of Mumbai, where the registered office of Silverline is situated.

Voting of Shareholders

          SeraNova. Under New Jersey law, unless otherwise provided in the certificate of incorporation, each shareholder is entitled to one vote for each share of capital stock held by that shareholder. SeraNova provides for one vote for each share of common stock held by a shareholder. SeraNova does not provide for cumulative voting in the election of directors. Generally, matters to be voted on by shareholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes cast by the holders of SeraNova common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law or in SeraNova’s certificate of incorporation and described below, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to SeraNova’s certificate of incorporation must be approved by a majority of the votes cast by the holders of its common stock. However, amendments to its certificate of incorporation that would alter or change the powers, preferences or special rights of any class or series of stock, including the 6% Series A preferred stock, so as to affect them adversely also must be approved by a majority of the votes cast by the holders of the class or Series Affected by the amendment.

          The 6% Series A preferred stock has no voting rights except as described in the immediately preceding paragraph, and except that as long as any shares of Series A preferred stock are outstanding, SeraNova may not, without the affirmative vote of the holders of a majority of the shares of the Series A preferred stock then outstanding:

•	alter or change adversely the powers, preferences or rights given to the Series A preferred stock or alter or amend the certificate of designation providing for the Series A preferred stock,

•	authorize or create any class of stock ranking senior to or equal to the Series A preferred stock as to dividends or distribution of assets upon a liquidation,

•	amend SeraNova’s certificate of incorporation or other charter documents so as to affect adversely any rights of the holders of Series A preferred stock,

•	increase the authorized number of shares of Series A preferred stock, or

•	enter into any agreement with respect to clauses (a) through (d) above.

          Silverline. Under Indian law, the voting rights of shareholders are governed by the Indian Companies Act, 1956, which recognizes two kinds of share capital: equity share capital and preference share capital. Holders of equity shares of Silverline are entitled to one vote per each equity share held by them. The Indian Companies Act, 1956 prohibits the issue of shares by public companies with differential voting rights.

          Preference shareholders would be entitled to vote only on matters concerning, or having a bearing on, their rights. The Indian Companies Act, 1956 provides that preference shares cannot be issued by a company unless they are redeemable within a specified period of time, which cannot exceed 20 years.

          For all matters which are required to be approved by the shareholders of a company, the Indian Companies Act, 1956 requires that a majority of the shareholders, either personally present or through proxy, approve of the same when put to vote. In relation to certain matters which are treated as special business, the Indian Companies Act, 1956 requires that they be approved by passing a special resolution in a general meeting. A special resolution is one in which at least three-fourths of the shareholders vote in favor of the said resolution, either personally present or through proxy, or in the case of a vote by poll, shareholders holding at least three-fourths of the share capital or voting rights of the company. Alteration of the memorandum and articles of association of a company are matters which would require the approval of the shareholders by a special resolution.

          The articles of association of Silverline provide for different classes of shareholders and that the rights of shareholders of any class of shares forming Silverline’s share capital maybe modified, affected, varied, extended or surrendered either with the consent in writing of the holders of three-fourths of the issued shares of the class or with the sanction of a special resolution of the members of that class as provided in the articles of association of Silverline and the Indian Companies Act, 1956. Silverline may also convert the unissued authorized share capital into redeemable preference shares, and may issue preference shares which are liable to be redeemed at the option of Silverline, and the resolutions authorizing such issue shall prescribe the manner, terms and conditions of redemption.

Action by Written Consent

          SeraNova. Under New Jersey law, unless otherwise provided in the certificate of incorporation, shareholders may take any action required or permitted to be taken at a shareholders meeting without a meeting, other than the annual election of directors, if the action is consented to in writing by shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize that action at a meeting at which all shareholders entitled to vote were present and voting in person. SeraNova’s certificate of incorporation provides that its shareholders may not act by written consent in lieu of a meeting of shareholders.

          Silverline. Under Indian law, actions required to be taken by the shareholders in a general meeting cannot be taken or decided upon by written consent in lieu of holding a general meeting.

Preemptive Rights

          SeraNova. Under New Jersey law, a shareholder is not entitled to preemptive rights to subscribe for additional issuances of stock or any security convertible into stock unless such rights are specifically granted in the certificate of incorporation. SeraNova’s certificate of incorporation does not provide for preemptive rights.

          Silverline. Under Indian law, shareholders of Silverline would be entitled to preemptive rights to subscribe for additional shares in further issues of shares. However, shareholders may waive such preemptive rights by passing a special resolution in this regard in a meeting of the shareholders. Silverline management believes that Silverline’s shareholders will pass a special resolution in an extraordinary general meeting to be held prior to the closing of the merger, agreeing to waive their preemptive rights in respect of this issue of American depositary shares.

Preferred Stock

          SeraNova. Under New Jersey law and the certificate of incorporation of SeraNova, the board of directors has the right to issue up to 5,000,000 shares of preferred stock with such powers, rights and designations as it may so determine. SeraNova has so far issued 800 shares of 6% series A preferred stock.

          Silverline. Under Indian law and Silverline’s articles of association, the board of directors of Silverline has the right to recommend the issuance of redeemable preference shares out of the unissued authorized share capital.

Distributions and Dividends; Stock Repurchases

          SeraNova. Holders of SeraNova common stock share ratably on a per share basis in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. SeraNova may pay a dividend in any amount unless, after giving effect to it, either (a) SeraNova would be unable to pay its debts as they become due in the usual course of its business, or (b) SeraNova’s total assets would be less than its total liabilities. Dividends payable in shares of common stock may be paid only as follows: (1) shares of SeraNova common stock may be paid only to holders of its common stock; and (2) the number of shares so paid will be equal on a per share basis with respect to each outstanding share of SeraNova common stock.

          Holders of 6% series A preferred stock are entitled to receive, out of funds legally available therefore, cumulative dividends at the rate per share, as a percentage of the stated value per share, of 6% per annum. Stated value per share of legally available, cumulative Series A preferred stock is currently $10,000. Accrued dividends on a share of 6% series A preferred stock are payable (1) on the date when the share is converted into shares of common stock, and (2) in cash or by accretion of the stated value of the share. The decision whether to accrete dividends to the stated value or to pay dividends in cash is at the discretion of SeraNova, subject to certain exceptions. For example, SeraNova must pay dividends in cash if:

•
the number of shares of common stock at the time authorized, unissued and unreserved for all purposes is insufficient to accrete such dividends to the stated value to permit conversion in full of all outstanding stated value, or

•	the common stock is not then listed or quoted on the Nasdaq National Stock Market, the New York Stock Exchange, the American Stock Exchange or the Nasdaq SmallCap Stock Market.

Any dividends to be paid in cash that are not paid within three Nasdaq trading days following a conversion date shall continue to accrue and shall entail a late fee, which must be paid in cash, at the rate of 18% per annum or the lesser rate permitted by applicable law.

          As long as any shares of 6% series A preferred stock are outstanding, neither SeraNova nor any subsidiary of SeraNova may purchase or otherwise acquire directly or indirectly any shares of its common stock, nor shall SeraNova directly or indirectly (a) pay or declare any dividend or make any distribution upon the common stock at any time when SeraNova is not in compliance with its payment and other obligations with respect to the Series A preferred stock, (b) make any distribution in respect of any shares of common stock, or (c) set aside any monies for the purchase of any shares of common stock.

          Apart from the restriction in the immediately preceding paragraph, SeraNova may repurchase or otherwise acquire shares of its common stock unless, after giving effect to the acquisition,
•	either (a) SeraNova would be unable to pay its debts as they become due in the usual course of its business, or (b) SeraNova’s total assets would be less than its total liabilities, and
•	one or more classes or series of shares do not remain outstanding possessing collectively voting rights and unlimited residual rights as to dividends and distribution of assets on liquidation.

          Unless approved by a majority of the votes entitled to be cast by the holders of SeraNova common stock, in the event of any reorganization or consolidation of SeraNova with one or more corporations or a merger of SeraNova with another corporation in which shares of common stock are converted into or exchangeable for shares of stock, other securities or property, all holders of SeraNova common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property.

          Silverline. Under Indian law, a company may only pay dividends out of its profits for that year or profits of the previous financial years remaining undistributed as of the date of declaration of the dividend, or out of the company’s free reserves. The profits for the purpose of declaring a dividend are to be calculated only after providing for depreciation from the profits actually made by the company, in the manner provided for in the Indian Companies Act, 1956. Further, after providing for depreciation, an amount equal to the percentage of the profits as may be specified, which shall not exceed 10%, has to be contributed to the reserves before any dividend can be paid out. The transfer to the reserves of a company before payment of a dividend shall be done in the following manner:
•	where the dividend proposed exceeds 10%, but not 12.5%, of the paid-up capital, the amount to be transferred to the reserves shall not be less than 2.5% of the current profits;
•	where the dividend proposed exceeds 12.5%, but not 15%, of the paid-up capital, the amount to be transferred to the reserves shall not be less than 5% of the current profits;
•	where the dividend proposed exceeds 15%, but not 20%, of the paid-up capital, the amount to be transferred to the reserves shall not be less than 7.5% of the current profits;
•	where the dividend proposed exceeds 20% the paid-up capital, the amount to be transferred to the reserves shall not be less than 10% of the current profit.

          Dividends may be paid only in cash and are to be paid within a period of 42 days from the date on which they are declared. However certain exceptions are provided to this rule including:

•	where the payment of dividend is not possible owing to operation of law;

•	where the shareholder has issued certain directions to the company which cannot be complied with;

•	where there is a dispute regarding the shareholder’s right to receive a dividend;

•	where the dividend has been lawfully adjusted by the company against any sum due to it from the shareholder; and

•	where for any other reason, the failure to pay the dividend within the prescribed time was not due to any default on the part of the company.

          Any dividend that remains unpaid or unclaimed at the end of the aforesaid 42 day period shall be transferred within seven days of the expiry of the said 42-day period to a special account to be opened for this purpose by the company with a bank. If there is a failure to transfer the unpaid or unclaimed dividends to the special bank account within the seven-day period specified above, then the company shall be liable to pay to the special account as and when it is opened, 12% of the amount of unpaid or unclaimed dividend as have not been transferred to the special bank account as aforesaid, in addition to the interest that would accrue on such amount.

          Dividends may be paid only to registered shareholders of a company and in cases where shares have been transferred and are pending registration by the board of directors of a company, the right to a dividend shall be kept in abeyance until such time as the registration of the transfer is complete.

          Under Indian law, a company is permitted to buy-back its own shares, subject to compliance with certain conditions. The following are the broad principles governing the circumstances and the manner in which a company may buy back its own shares:

•
a company may buy back its shares only out of the share premium account, its free reserves or from the proceeds of any shares. However, no buy-back can be made from the proceeds of an earlier issue of the same kind of shares.

•	a company may not buy-back its shares unless it is authorized to do so by its articles of association. Silverline’s articles of association permit it to buy back its shares.

•	the consent of the shareholders of a company in general meeting by way of a special resolution is required before a company can buy back its shares.

•	a company may not, in any financial year, buy back more than 25% of its total paid-up capital in that financial year.

•	a company may not, at any time, buy back more than 25% of its total paid-up capital and free reserves.

•	the debt-equity ratio of the company should not be higher than 2:1 after the buy back is completed.

•	all other shares of the company shall be fully paid-up.

•
in case of companies whose shares are listed on a recognized stock exchange, the provisions of the Securities and Exchange Board of India Act of 1992, Buyback of Securities, Regulations, 1998 are required to be complied with.

•	the company cannot issue further shares for a period of 24 months from the date of completion of the buy-back.

•
upon completion of a buy-back, the company is required to destroy physically and extinguish the shares so bought back within a period of seven days of the completion of the buy-back, and may not hold the shares in its own name for any treasury purposes.

Liquidation

          SeraNova. Upon any liquidation, dissolution or winding up of SeraNova, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of SeraNova common stock are entitled to receive the same amount per share with respect to any distribution of assets to holders of shares of SeraNova common stock. Upon any liquidation, dissolution or winding-up of SeraNova, the holders of 6% Series A preferred stock will be entitled to receive, out of the assets of SeraNova for each share of Series A preferred stock, an amount equal to the stated value per share of the Series A preferred stock, currently $10,000, or $8,000,000 for all 800 outstanding shares of 6% Series A preferred stock in the aggregate, before any distribution or payment will be made to the holders of common stock.

Liquidation Rights

          Silverline. Subject to the rights of creditors, employees and holders of any shares entitled to preferential liquidation rights in the event of the winding-up of Silverline, holders of the equity shares are entitled to be repaid the amounts of paid-in capital or credited as paid-in on such equity shares. All surplus assets remaining after payments are made to the holders of any preference shares at the commencement of the winding-up shall be paid to holders of equity shares in proportion to their shareholdings.

Indemnification of Directors and Officers

          SeraNova. New Jersey law permits each New Jersey business corporation to indemnify its directors, officers, employees and agents against expenses and liabilities in connection with any proceeding involving such a person by reason of his or her serving or having served in any such capacities.

•	if such actions were taken in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation;

•	with respect to any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; and

•
with respect to any derivative proceeding by or in the right of the corporation, if and to the extent that the New Jersey Superior Court or the court in which such proceeding was brought shall determine that despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

          Article XI of SeraNova’s by-laws specifies that SeraNova will, to the fullest extent permitted by law, indemnify any persons who are parties to any action because they are directors, officers, employees or agents of SeraNova. This provision of the by-laws is deemed to be a contract between SeraNova and each director and officer who serves in such capacity at any time while such provision and the relevant provisions of the New Jersey Business Corporation Act are in effect, and any repeal or modification of Article XI shall not adversely affect any right or protection under Article XI of any person in respect of any act or omission prior to the time of such repeal or its modification. The affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of SeraNova’s capital stock entitled to vote generally in the election of directors is required to adopt, amend or repeal any provision of Article XI.

          SeraNova has entered into indemnification agreements with each of its officers and directors pursuant to which it has agreed to indemnify them to the full extent permitted by New Jersey law, subject to certain exceptions, if they become subject to an action because they are directors or officers of SeraNova.

          Silverline. Under Indian law, there is no prohibition on a company to indemnify its directors and officers for the consequences of their discharge of functions. However, indemnification with respect to criminal liability is not permitted under Indian law and any such indemnity would have no legal effect.

          The Indian Companies Act, 1956 contains several provisions which expressly provide that where a director is an “officer in default”, losses caused to the company or the shareholders by such default on the part of such director may be recovered from him personally. In certain cases, such as misrepresentation of authority and the performance of functions without due authority to do so, a director may also be required to compensate third parties. The Indian Companies Act, 1956 also provides for criminal liability in the form of fines an imprisonment for directors with respect to certain offences.

          As of date, there are no litigations or criminal proceedings or governmental enquiries pending against any of the directors and executive officers of Silverline, nor are any such litigations, criminal proceedings or governmental enquiries threatened or anticipated against any of them.

Limited Liability of Directors

          SeraNova’s certificate of incorporation limits the liability of its directors and officers as authorized by the New Jersey Business Corporation Act. Specifically, the certificate of incorporation provides that no director or officer will be personally liable to SeraNova or its shareholders for damages for breach of any duty owed to SeraNova or its shareholders except for liability based on an act or omission:

•	in breach of the director’s or officer’s duty of loyalty to SeraNova or its shareholders,

•	not in good faith or involving a knowing violation of law, or

•	resulting in receipt by the director or officer of an improper personal benefit.

          Silverline. Under Indian law, it is not permissible to limit the liability of the directors by the articles of association of the company and any such limitation would be void.

Interested Party Transactions

          SeraNova. Under New Jersey law, no contract or other transaction between a corporation and one or more of its directors, or between a corporation and any domestic or foreign corporation, firm or association of any type or kind in which one or more of its directors are directors or are otherwise interested, shall be void or voidable solely for that reason or solely because the director or directors are present at that meeting of the board or committee which approves the contract or transaction, or solely because his or their votes are counted for that purpose if:

•	the contract or other transaction is fair and reasonable as to the corporation at the time it is authorized, approved or ratified; or

•
the fact of the relationship or interest is disclosed or known to the board or committee and the board or committee authorizes, approves, or ratifies the contract or transaction either by unanimous written consent if at least one director so consenting is a disinterested, or by affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

•	the fact of the relationship or interest is disclosed or known to the shareholders, and they authorize, approve or ratify the contract or transaction.

          Interested directors may be counted in determining the presence of a quorum at a board or committee at a meeting which authorizes the contract or transaction.

          Silverline. Under Indian law, while there is no prohibition as on the presence of an interested director in a meeting of the board, interested directors are required to disclose their interest in any matter to be taken up by the board for discussion, right at the outset of the board meeting. Further, an interested director in the case of public companies may not vote in respect of a matter in which he is interested, either directly or indirectly. An interested director of Silverline may not be counted for the purposes of a quorum and any vote cast by a director in relation to a matter in which he is directly or indirectly interested shall be void. However, certain kinds of contracts are exempted from the applicability of this principle, for example, contracts of indemnity executed by the company in favor of a director against losses that may be incurred by him by acting as surety for the company. A company is required under Indian law to maintain a register of contracts, companies and firms in which its directors are interested, which shall contains all important details relating to each such contract.

Shareholders’ Suits

          SeraNova. New Jersey law requires only that the shareholder bringing a derivative suit must have been a shareholder at the time of the wrong complained of or that the stock devolved to him or her by operation of law from a person who was a shareholder in that situation.

           Silverline. Under Indian law, a shareholder may bring derivative action against the company only in certain limited circumstances such as when the action taken by an Indian company is beyond its objects or the managerial personnel has perpetrated a fraud on the minority shareholders. A shareholder may bring derivative action against the company only if he is a shareholder at the time the alleged wrong took place.

Shareholder Approval of Business Combinations

          SeraNova. Under New Jersey law, the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote must approve a merger or consolidation, a sale, lease, exchange or other disposition of all or substantially all of the assets of the corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation. In addition, under New Jersey law, class voting rights exist with respect to amendments to the charter that adversely affect the terms of the shares of a class.

          The New Jersey Shareholders Protection Act in general prohibits a publicly-held New Jersey corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in advance by the corporation’s board of directors. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or within five years, did own, 10% or more of the corporation’s voting stock. After the five-year waiting period has elapsed, a business combination between a corporation and an interested shareholder will be prohibited unless the business combination is approved by the holders of at least two-thirds of the voting stock not beneficially owned by the interested shareholder, or unless the business combination satisfies a fair price provision in the Shareholders Protection Act.

          Silverline. Under the Indian Companies Act of 1956, if a majority representing at least three-fourths in value of the creditors, or class of creditors, or members, or class of members, as the case may be, present and voting either in person or by proxy, at a meeting, agree to any compromise or arrangement of business reorganization, then upon approval of the said compromise or arrangement by the high court of appropriate jurisdiction, would be binding on such creditors, classes of creditors, members or classes of members.

          A meeting of the creditors, class of creditors, members or class of members, as the case may be, may be called by the court on an application being made for this purpose by a company proposing a compromise or arrangement of business reorganization.

          In the event of a company being liquidated or wound up pursuant to a compromise or arrangement, then the court order approving such arrangement would be binding also on the liquidator appointed to oversee the liquidation of such company and on all contributories of the company.

          Once the approval or sanction of the court has been obtained with respect to a compromise or arrangement of business reorganization, the order would have to be filed with the office of the registrar of companies of the state where the company has its registered office, failure to do so will cause the court order to have no binding effect. Further, the complete court order would have to be attached and filed together with the memorandum of association and articles of association of the company.

Exercise of Directors’ Business Judgment

          SeraNova. Consistent with the New Jersey Business Corporation Act, SeraNova’s certificate of incorporation provides that if ever SeraNova’s board of directors evaluate any offer to (a) make a tender or exchange offer for any equity security of SeraNova, or (b) effect a business combination, merger or consolidation involving SeraNova, or a sale of all or substantially all of the assets of SeraNova, the board may, in exercising its judgment to determine what is in the best interest of SeraNova as a whole, give due consideration to any factors which the board of directors determines to be relevant, including

•	the short-term and long-term interests of SeraNova and its shareholders, including the possibility that these interest might be best served by the continued independence of SeraNova,

•	whether the proposed transaction might violate federal or state law,

•
not only the consideration being offered in the proposed transaction and the relationship of such consideration to the then current market price for the outstanding capital stock of SeraNova, but also (1) the market price for the capital stock of SeraNova over a period of years, (2) the estimated price that might be achieved in a negotiated sale of all or part of SeraNova or through an orderly liquidation of SeraNova, (3) the premiums over market price for the securities of other corporations in similar transactions, (4) current political, economic and other factors bearing on securities prices, and (5) SeraNova’s financial condition and future prospects, and

•
the social, legal and economic effects of the proposed transaction upon employees, suppliers, creditors, customers and others having similar relationships with SeraNova, upon the communities in which SeraNova operates its business and upon the economy of the state, region and nation.

          Silverline. The directors of Silverline are empowered by the articles of association to enter into and give effect to any merger of the company with any other company or any transaction or agreement duly approved by the members and sanctioned by a competent authority according to law. The directors may do and sanction all such acts, deeds, matters and things, exercise all powers or discretion in respect of any agreement for or in relation to any type of merger or similar transaction for the purpose of or as are necessary, incidental or conducive to the attainment of all or any of the company’s objectives.

Amendment of Governing Documents

          SeraNova. Under New Jersey law, the certificate of incorporation may be amended if:

•	the board of directors approves the proposed amendment and directs that it be submitted to a vote at the meeting of shareholders; and

•
unless the certificate of incorporation requires the vote of a greater number of shares, the amendment requires the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote on the amendment.

          SeraNova’s certificate of incorporation further states that:

•
in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the certificate of incorporation, the affirmative vote of the holders of at least 66 2 /3% of the voting power of all of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend the provisions of the certificate of incorporation relating to (1) the power of the board of directors and the shareholders to adopt and amend SeraNova’s by-laws (see below), (2) the prohibition against shareholder action by written consent (see “—Action by Written Consent”), (3) the persons authorized to call a special meeting of shareholders and the business which can be transacted at any special meeting of shareholders (see “—Quorum; Meetings of Shareholders”), and (4) the matters described above under “—Exercise of Directors’ Business Judgment,” and

•
in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the certificate of incorporation, the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend the provisions of the certificate of incorporation (1) requiring an 80% vote to amend Article XI of the by-laws (see “—Indemnification of Directors and Officers”) and (2) limiting the personal liability of SeraNova’s directors to SeraNova and its shareholders (see “—Limited Liability of Directors”).

          SeraNova’s certificate of designation of the 6% series A convertible preferred stock states that SeraNova shall not, without the affirmative vote of the holders of a majority of the shares of the series A convertible preferred stock outstanding:

•
authorize or create any class of stock ranking senior to or equal with the 6% Series A convertible preferred stock as to dividends and the distribution of assets upon any liquidation, dissolution or winding up of SeraNova, or

•	amend its certificate of incorporation or other charter documents so as to affect adversely any rights of the holders of shares of 6% series A convertible preferred stock.

          Under New Jersey law, the board of directors may amend bylaws unless the power is reserved to the shareholders in the certificate of incorporation, but bylaws made by the board may be altered or repealed, and new bylaws made, by the shareholders. The shareholders may prescribe in the bylaws that any bylaw made by them shall not be altered or repealed by the board. SeraNova’s certificate of incorporation expressly authorizes the board to adopt, amend or repeal the bylaws of the corporation. The certificate of incorporation also authorizes the shareholders to adopt, amend or repeal the bylaws provided that:

•
in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the certificate of incorporation, the affirmative vote of the holders of at least 66 2 /3% of the voting power of all of the outstanding shares entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the bylaws;

•
in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the certificate of incorporation, the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of Article XI of the bylaws entitled “Indemnification and Insurance.”

          Silverline. Under Indian law, in order to amend the memorandum of association of a public company like Silverline, the consent of the shareholders of the company in general meeting is required by way of a special resolution. Further, in the event of alteration of the memorandum of association to change the registered office of the company, the permission of the Company Law Board is required. The Company Law Board would ensure that debenture holders and creditors of the company are given sufficient notice before any such alteration to the memorandum of association is effected pertaining to change of registered office. Further, any alteration of the memorandum of association of a company is required to be registered with the office of the registrar of companies within a period of 3 months from the date of effecting the alteration.

          In the event of alteration of articles of association of a company, the consent of the shareholders would have to be obtained by way of special resolution. However, if any such alteration would have the effect of converting a public company into a private company, then such alteration may be effected only after the prior approval of the central government has been obtained in this regard. After the completion of alteration of the Articles, all copies of the articles of association of the company are required to be suitably amended.

Dissenters’ Rights

          SeraNova. Under New Jersey law, unless otherwise provided in the certificate of incorporation of the corporation, a shareholder does not have dissenters’ rights in connection with a merger or consolidation or a sale, lease, exchange or other disposition of corporate assets not in the usual or regular course of its business, if:

•	the shares of the corporation are (1) listed on a national securities exchange or (2) held of record by more than 1,000 shareholders; or

•
a shareholder will receive (i) cash, (ii) shares, obligations or other securities which, upon consummation of the transaction will either be listed on a national securities exchange or held of record by more than 1,000 shareholders, or (iii) cash and such securities; or

•	in the case of a merger, the corporation will be the surviving corporation in the merger and approval of the merger requires no vote of the shareholders of the surviving corporation.

           Silverline. Under Indian law, the shareholders of a company do not have any special dissenter rights with respect to a merger or other significant corporate transactions.

Ability to Bring Suits, Enforce Judgments and Enforce U.S. Law

          SeraNova. As a U.S. company incorporated under the laws of New Jersey, investors generally can initiate law suits in the U.S. against SeraNova and its directors and officers and can enforce lawsuits based on U.S. federal securities laws in U.S. courts.

          Silverline. Investors in Silverline may generally bring suits against Silverline only in India, as Silverline is incorporated in India and would be governed by the laws of India. However, investors in the U.S. may also bring claims in the U.S. against Silverline with respect to violations by Silverline of any federal securities laws of the U.S. with respect to the securities offered to such investors.

Inspection of Books and Records

          SeraNova. Under New Jersey law and SeraNova’s bylaws, any person who shall have been a shareholder of record of the corporation for at least six months immediately preceding his demand to inspect the corporate books, or any person holding, or so authorized in writing by the holders of, at least 5% of the outstanding shares of any class or series, upon at least five days’ written demand may inspect by person or by agent or attorney, during usual business hours, the corporation’s minute books and records for a proper purpose, and to make extracts, at the places where they are kept pursuant to law.

          Silverline. Under Indian law, all general meeting minute books, audited accounts, annual reports and other corporate and financial information relating to a company are matters of public record and may as such, be inspected by any person, whether or not he is a shareholder of the company. Such inspection is to be carried out by the person at the office of the registrar of companies of the state in which the company’s registered office is situated or at the registered offices of the company.

Removal of Directors; Vacancies on the Board of Directors

          SeraNova. Under New Jersey law and SeraNova’s bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

          Under SeraNova’s bylaws, any directorship not filled at the annual meeting, any vacancy, however caused, may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum of the board, or by a sole remaining director. A director so elected by the board shall hold office until his successor shall have been elected and qualified. If, for any reason, the corporation shall at any time have no directors then in office, any shareholder may call a special meeting of shareholders for the election of directors and, over his or her signature, shall give notice of the meeting in accordance with the bylaws of the corporation.

          Silverline. Under Indian law, a director of a company may be removed by the shareholders in a general meeting by passing a resolution with simple majority. However, special notice of such removal is required to be circulated while calling for the general meeting at which such director is proposed to be removed. A vacancy created by the removal of a director may be filled by appointing another director in his place at the same meeting, provided that special notice has been given of such intended appointment in the notice calling for the general meeting. Further, there is also provision under the Companies Act for filling of casual vacancies in the board of directors, for public companies and subsidiaries of public companies. The board of directors may fill the casual vacancy created by the removal of one director and the failure to appoint another director in his place in the meeting in which he was removed.

Classification of Board of Directors

          SeraNova. Under New Jersey law, a New Jersey corporation may provide in its certificate of incorporation for the classification of its directors with respect to the time for which they shall severally hold office, but no class of directors shall hold office for a term shorter than one year or longer than five years, and the term of office of at least one class shall expire in each year. No classification of directors shall be effective prior to the first annual meeting of shareholders. Also, any corporation having more than one class or series of shares may provide in its certificate of incorporation for the election of one or more directors by the shareholders of any class or series, to the exclusion of other shareholders. SeraNova has not provided for classification of its board of directors.

          Silverline. Under Indian law and the Silverline’s articles of association, it is possible to classify directors as whole-time and other directors and to also classify them as executive and non-executive directors. Whole-time directors are those who are in the company’s full-time employment, do not retire by rotation and who continue to hold office until they are removed from office or their term expires. Other directors on the other hand, are required to retire by rotation. Whole-time directors can be appointed only in compliance of certain criteria prescribed in the Indian Companies Act of 1956. If any of the conditions prescribed therein in this regard cannot be fulfilled, then such appointment of a whole-time director would require the prior approval of the central government. Silverline has one whole-time director.

          Currently, both houses of the Indian parliament have passed and the Indian President is about to approve an amendment to the Indian Companies Act of 1956 that will provide for the appointment of nominee directors by minority shareholders. This appointment is optional and not mandatory.

Content and Timing of SEC Filings; Definition of Foreign Private Issuer

          The content and timing of reports and notices that Silverline files with the Securities and Exchange Commission differ from the reports and notices that SeraNova currently files. Silverline is a foreign private issuer as defined in the rules under the Securities Exchange Act of 1934 and the Securities Act of 1933.

          As a U.S. reporting company, SeraNova currently must file with the Securities and Exchange Commission, among other reports and notices:

•	an annual report on Form 10-K within 90 days after the end of each fiscal year;

•	a quarterly report on Form 10-Q within 45 days after the end of each fiscal quarter; and

•	current reports on Form 8-K upon the occurrence of specific material events.

          As a foreign private issuer, Silverline is required to:

•	file with the Securities and Exchange Commission an annual report on Form 20-F within six months after the end of each fiscal year; and

•	furnish to the SEC reports on Form 6-K containing all public filings of Silverline required under Indian law and all communications made by Silverline with its shareholders.

          As a foreign private issuer, Silverline is not required to file quarterly reports on Form 10-Q after the end of each fiscal quarter.

          In addition, the content and timing of reports and notices that holders of Silverline equity shares and ADS holders receive differ from the reports and notices that are currently received by SeraNova shareholders. As a U.S. reporting company, SeraNova must mail to its shareholders in advance of each annual meeting of shareholders:

•	an annual report containing audited financial statements; and

•	a proxy statement that complies with the requirements of the Securities Exchange Act.

           As a foreign private issuer, Silverline is exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of annual reports and proxy statements to its share owners and the procedure for proxy solicitations. Silverline expects to retain its status as a foreign private issuer after the completion of the merger. Under the SEC rules, Silverline will be a foreign private issuer so long as either:

1.	50% or more of Silverline’s equity shares are beneficially owned by shareholders who are not residents of the U.S.; or

2.	all three of the following conditions continue to be satisfied:

•	at least 50% of Silverline’s directors and its executive officers are neither citizens nor residents of the U.S.

•	at least 50% of Silverline’s assets are located outside the U.S.; and

•	Silverline’s business is administered principally outside the U.S.

          After completion of the merger, U.S. shareholders of Silverline are not likely to hold more than 50% of Silverline’s equity shares. Accordingly, Silverline expects to qualify and continue to qualify as a foreign private issuer after completion of the merger. If Silverline at any time loses its status as a foreign private issuer, it will be required to file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. In addition, Silverline will become subject to the rules under the Exchange Act regarding the furnishing and content of annual reports and proxy statements to its share owners.

          After completion of the merger, we expect that the SeraNova common stock will be deregistered under the Exchange Act .

DESCRIPTION OF SILVERLINE’S AMERICAN DEPOSITARY SHARES

          Morgan Guaranty Trust Company of New York acts as the depositary for the Silverline ADSs pursuant to a deposit agreement. You may obtain a copy of the deposit agreement, as amended through the date hereof, from the U.S. Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The depositary’s offices are located at 60 Wall Street, New York, New York 10060. The deposit agreement is governed by New York law. However, Silverline’s obligations to the holders of our equity shares will continue to be governed by the laws of India, which are different from the laws of the United States. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs are normally represented by certificates that are commonly known as American Depositary Receipts or “ADRs”. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, however, the depositary is initially acting as custodian.

          We are providing you a summary description of the Silverline ADSs and the rights as owners of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

          Each Silverline ADS represents two Silverline equity shares on deposit with the custodian bank. An ADS will also represent any other property received by the depositary or the custodian on behalf of the owner of the ADS which has not been distributed to the owner because of legal restrictions or practical considerations.

          If you become an owner of Silverline ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. An ADS may be issued in either book-entry or certificated form by the depositary. If an ADS is issued in book-entry form you will receive periodic statements from the depositary showing your ownership interest in the ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As a holder of ADSs you appoint the depositary to act on your behalf in certain circumstances.

          As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name on the books of the depositary or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder”. When we refer to “ you”, we assume you own new ADSs and will own ADSs at the relevant time.

Dividends and Distributions

          As a Silverline ADS holder, you will generally be entitled to receive dividends payable in respect of the equity shares represented by your ADSs. The depositary has agreed to pay cash dividends or other distributions it or the custodian receives on the deposited equity shares, after it deducts expenses. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations, as described below. Holders will receive the distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

          As an ADS holder, you will receive only dividends prorated from the date of issuance of the equity shares underlying your ADSs to the end of the Silverline fiscal year for which the dividends are declared and paid. As a result, you will receive only a portion of dividends. As a consequence, the ADSs issued in the merger will trade under the symbol “ SLT-d” in a distinct second market on the New York Stock Exchange until the end of the fiscal year of Silverline in which they are issued. This disparity in dividend treatment and separate trading market increases the probability that the price of the ADSs may not trade on par with the price of the Silverline equity shares as quoted on the stock exchanges in India on which our equity shares are traded or with the existing Silverline ADSs, and may initially reduce the liquidity and impact of the price of the ADSs issued in the merger. ADSs withdrawn from the depositary in exchange for the underlying equity shares prior to payment of the annual dividend will receive proceeds reduced by the difference between the full dividend and the prorated dividend, upon the sale of and payment for the underlying equity shares. See “Risk Factors—Requirements under Indian law relating to the payment of dividends may reduce the value of the equity shares underlying the ADSs” and “Description of Our Equity Shares—Dividends.”

Distributions of Cash

          Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary. Cash dividends in respect of the equity shares represented by your ADSs will be paid to the depositary in Indian rupees. Upon receipt of the notice the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders. The conversion into U.S. dollars will take place only if practicable and if the Indian rupees are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In addition, before making a distribution the depositary will deduct any taxes that are due. The depositary will apply the same method for distributing the proceeds of the sale of any property held by the custodian in respect of securities on deposit. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency you may lose some or all of the value of the distribution.

Distributions of Shares

          Whenever Silverline makes a free distribution of [bonus] equity shares for the securities on deposit with the custodian, Silverline will notify the depositary. Upon receipt of the notice, the depositary will either distribute to holders new ADSs representing the equity shares deposited, in which case each of the ADSs you hold will represent rights and interests in the additional equity shares deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds will be distributed as in the case of a cash distribution.

          The distribution of new ADSs will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay taxes or governmental charges, the depositary may sell all or a portion of the new equity shares so distributed. No distribution of new ADSs will be made if it would violate applicable law (e.g., the U.S. securities laws) or if it is not practicable. If the depositary does not distribute new ADSs as described above, it will sell the equity shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

          Whenever we intend to distribute rights to subscribe for additional equity shares or other rights, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute these rights.

          The depositary will establish procedures, subject to our providing all the documentation contemplated in the deposit agreement to distribute rights to subscribe for additional ADSs and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new equity shares directly rather than new ADSs.

           The depositary will not distribute the rights to you if:

•	Silverline fails to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

          The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will then be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

          For specific information regarding pre-emptive rights, please see “Description of Silverline’s Equity Shares—Pre-emptive Rights and Issuance of Additional Shares.”

Other Distributions

          Whenever Silverline intends to distribute property other than cash, equity shares or rights to purchase additional equity shares, Silverline will notify the depositary in advance. If so, Silverline may assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

          If it is reasonably practicable to distribute such property to you and if Silverline provides all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

          Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be withheld without liability for interest and added to future cash distributions).

          The depositary may not be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price and any of these transactions may not be completed within a specified time period.

Changes Affecting Equity Shares

          The Silverline equity shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or other reclassification of our equity shares or a recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of our company.

          If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the equity shares held on deposit. The depositary may in these circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary may not lawfully distribute this property to you, the depositary may sell this property and distribute the net proceeds to you as in the case of a cash distribution. If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADSs will then represent a proportionate interest in this property.

Issuance of ADSs upon Deposit of Equity Shares

          The depositary will issue ADSs upon the deposit of equity shares or evidence of rights to receive equity shares with the custodian. In the case of the ADSs to be issued under this proxy statement/prospectus, Silverline will arrange for the deposit of such equity shares. Except for equity shares deposited by Silverline, no equity shares may be deposited by persons located in India, residents of India or for, or on the account of, such persons.

          Equity shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such equity shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made. After the closing of the SeraNova merger, unless otherwise agreed by the depositary and Silverline and permitted by applicable law, only the following may be deposited with the depositary or custodian: (1) equity shares issued as a dividend or free distribution in respect of deposited securities; (2) equity shares subscribed for or acquired by holders from us through the exercise of rights distributed by us to such persons in respect of equity shares; and (3) securities issued by Silverline as a result of any change in par values, subdivision, consolidation and other reclassification of deposited securities or otherwise. Silverline will inform the depositary if any of the equity shares permitted to be deposited do not rank equally with the equity shares issued in this offering and the depositary will arrange for the ADSs issuable with respect to such equity shares to be differentiated from those issued in this offering until such time as they rank equally with the equity shares issued in this offering.

          The custodian will hold all deposited equity shares (including those being deposited by or on our behalf in connection with the SeraNova merger) for the account of the depositary. ADS holders thus have no direct ownership interest in the equity shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited equity shares. The deposited equity shares and any such additional items are referred to below as “deposited securities.”

          Upon each deposit of equity shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. Certificated ADRs will be delivered at the depositary’s principal New York office or any other location that it may designate as its transfer office.

Withdrawal of Shares upon Cancellation of ADSs

          As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the underlying equity shares at the custodian’s offices. At your risk, expense and request, the depositary may deliver the underlying equity shares to a different place. In order to withdraw the equity shares represented by your ADSs, you will be required to pay to the depositary the fees for the cancellation of your ADSs and any charges and taxes payable upon the transfer of the equity shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

          If you hold an ADR registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and certain other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the equity shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

          You will have the right to withdraw the securities represented by your ADSs at any time except for:

•
temporary delays that may arise because (1) the transfer books for the equity shares or ADSs are closed, or (2) equity shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

          Unless the applicable law changes, once withdrawn, shares may not be redeposited under the deposit agreement. If you withdraw the shares evidenced by your ADSs, a stamp duty of 0.5 percent of the market value of the shares will be charged to you in respect of these withdrawn shares; however, you will not be required to pay such stamp duty for the transfer of shares held in dematerialized (book entry) form. Any subsequent transfer of shares by you after your withdrawal of your equity shares will require the approval of the government of India, which approval must be obtained by your purchaser under the provisions, of the Foreign Exchange Management Act, 1999, with effect from June 1, 2000 unless the transfer is on a stock exchange or in connection with an offer under the Indian takeover regulations.

          The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

          You are currently prohibited from re-depositing your withdrawn equity shares with the depositary and receiving ADSs.

Voting Rights

          As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise voting rights for the equity shares represented by your ADSs. The voting rights of holders of equity shares are described in “Description of Our Equity Shares—Voting Rights.”

          At Silverline’s request, the depositary will mail to you any notice of a shareholders’ meeting received from Silverline together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. If the depositary receives on a timely basis voting instructions for a holder of ADSs, it will endeavor to vote the securities representing the holder’s ADSs in accordance with those voting instructions.

          The ability of the depositary to carry out voting instructions, however, may be limited by practical and legal limitations, such as time zone differences and logistical problems, and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. The depositary will not itself exercise any voting discretion in respect of any deposited securities. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any one vote. If no voting instructions have been received by the depositary, the depositary will appoint a person designated by us as proxy to vote the securities.

          The depositary may, after consultation with Silverline, if practicable, fix record dates (which shall be as near as practicable to any corresponding record date set by Silverline) for the determination of the ADS holders who will be entitled:

•	to receive a dividend, distribution or rights; or

•	to give instructions for the exercise of voting rights at a meeting of holders of equity shares or other deposited securities, all subject to the provisions of the deposit agreement.

          For additional information, please see “Risk Factors—Holders of ADSs may be restricted in their ability to exercise voting rights.”

Reports and Other Communications

          The depositary will make available for inspection by ADS holders any written communications from Silverline which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. These communications will be furnished in English.

Fees and Charges

          As an ADS holder, you will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion less than 100) issued or surrendered.

          As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	fees for the transfer and registration of equity shares (e.g., upon deposit and withdrawal of equity shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of newly issued securities; and

•	taxes and duties upon the transfer of securities (e.g., when equity shares are deposited or withdrawn from deposit).

          Silverline has agreed to pay certain other charges and expenses of the depositary. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

Amendment and Termination

          Silverline may agree with the depositary to modify the deposit agreement at any time, without your consent. Silverline undertakes to give you 30 days prior notice of any modifications that impose or increase any fees or charges (except for taxes, transfer and registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or that would prejudice any of your substantial rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement).

          You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. Except as permitted by law, the deposit agreement cannot be amended to prevent you from withdrawing the equity shares represented by your ADSs. If a governmental body adopts new laws or rules which require the deposit agreement or the ADSs to be amended, Silverline and the depositary may make necessary amendments, which could take effect before you receive notice thereof.

          Silverline has the right to direct the depositary to terminate the deposit agreement at Silverline’s request. The depositary must give notice to the holders at least 30 days before termination.

          Upon termination, the following will occur under the deposit agreement:

•
for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the equity shares represented by your ADSs and the delivery of all other property held by the depositary in respect of those equity shares. During this six month period the depositary will continue to collect all distributions received on the equity shares on deposit (i.e., dividends) but will not distribute any property to you until you request the cancellation of your ADSs; and

•
after the expiration of this six month period, the depositary may sell the securities held on deposit. The depositary will hold the proceeds from this sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

          The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

          The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities to ADS Holders

          The deposit agreement limits Silverline’s obligations and the depositary’s obligations to you. Please note the following:

•	Silverline and the depositary are obligated only to take the actions specifically stated in the depositary agreement without gross negligence or bad faith;

•
the depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any one vote, provided it acts in good faith and in accordance with the terms of the deposit agreement;

•	Silverline and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement;

•
Silverline and the depositary disclaim any liability if Silverline is prevented or forbidden from acting on account of any law or regulation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond Silverline’s control;

•
Silverline and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for by the deposit agreement or in any provisions of the securities on deposit;

•
Silverline and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting equity shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either Silverline or the depositary in good faith to be competent to give such advice or information;

•	Silverline and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties;

•
neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or ADSs. Silverline and its agents shall be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or ADSs, which in Silverline’s opinion may involve it in expense or liability, only Silverline is indemnited satisfactory to Silverline against all expense (including fees and disbursements of counsel) and liability is furnished, as often as Silverline may require; and

•	the depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

          Silverline may, from time to time, request you and other holders and beneficial owners of ADSs to provide information as to:

•	the capacity in which you and other holders and beneficial owners own or owned ADSs;

•	the identity of any other persons then or previously interested in such ADSs; and

•	the nature of such interest and various other matters.

           You agree to provide any information requested by us or the depositary pursuant to the deposit agreement. The depositary has agreed to use reasonable efforts to comply with written instructions received from Silverline requesting that it forward any such requests to you and other holders and beneficial owners and to forward to Silverline any responses to such requests to the extent permitted by applicable law.

          Silverline may restrict the transfer of shares where any transfer might result in contravention of applicable law or Silverline’s organizational documents. Silverline reserves the right to instruct you to deliver your ADSs for cancellation and withdrawal of the shares underlying your ADSs.

Pre-Release Transactions

          The depositary may, in certain circumstances, issue ADSs before receiving a deposit of equity shares or release equity shares before receiving ADSs. These transactions are commonly referred to as “pre-release transactions”. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs; and

•
each recipient of pre-released ADSs agrees in writing that he or she owns the underlying equity shares, assigns all rights in such shares to the depositary, holds such shares for the account of the depositary and will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

          In general, the number of pre-released ADSs will not be more than 30% of all ADSs outstanding at any given time. However, the depositary may change or disregard such limit from time to time as it deems appropriate. The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers). The depositary may retain the compensation received from the pre-release transactions.

Taxes

          You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. Silverline, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property, including your ADSs, on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes and government charges that are due.

          The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADSs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify Silverline, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

INDIAN REGULATIONS AFFECTING THE ACQUISITION

General

          The issue of ADRs by Indian companies is regulated by the provisions of the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 as amended from time to time, or the ADR Guidelines.

          In addition, prior to June 1, 2000, foreign investment in Indian securities, including the acquisition, sale and transfer of securities in Indian companies, was regulated by the Foreign Exchange Regulation Act, 1973. However, with effect from June 1, 2000, foreign investment in Indian securities is regulated by the provisions of the Indian Foreign Exchange Management Act, 1999, or the FEMA and the accompanying rules and regulations issued by the Reserve Bank of India thereunder, including the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, or the FDI Regulations, and the notifications issued by the Ministry of Finance of the government of India and press releases issued by the Ministry of Commerce and Industry of the government of India.

          Certain regulations issued by the Securities and Exchange Board of India and the Reserve Bank of India restricting ownership levels in Indian companies are also discussed herein.

          Investment by an Indian company in a foreign company is also regulated by the FEMA and the provisions of the Foreign Exchange Management (Transfer or Issue of any Foreign Security) Regulations, 2000, or the ODI Regulations.

          Furthermore, the issue of ADR-linked stock options by Indian companies which are listed on recognized stock exchanges in India is regulated by the relevant provisions of the ADR Guidelines, the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, and the relevant provisions of the FDI Regulations.

          Although there will be no restrictions under Indian law on the transfer of the ADRs between two non-residents, the transfer of the shares underlying the ADRs by a non-resident of India to an Indian resident will be regulated by the Reserve Bank of India.

          Silverline will also need to apply to the Department of Company Affairs requesting it to confirm that the provisions of the Indian Companies Act, 1956 which make it mandatory for a company making a public offering to distribute a prospectus within India do not apply to our company in connection with this transaction.

          A summary of the legislations/regulations/guidelines referred to above and their applicability to this transaction is provided herein below.

ADR Guidelines

          As a result of recent changes in Indian policy and subject to the fulfillment of certain conditions, Indian companies issuing ADRs are no longer required to obtain the approval of the Ministry of Finance or the Reserve Bank of India under the ADR Guidelines. Although we will not require the approval of the Ministry of Finance or the Reserve Bank of India under the ADR Guidelines, we will be required to furnish full particulars of the issue, including the details of the underlying equity shares representing the ADRs, to the Ministry of Finance and the Reserve Bank of India within thirty days following the completion of this offering.

          The ADR Guidelines are distinct from other policies described below relating to investments in Indian companies by foreign investors and investments made by Indian companies in foreign companies.

Foreign Direct Investment

          The issue of ADRs by an Indian company is also regulated in general by the press releases relating to foreign direct investment issued by the Ministry of Commerce and Industry of the government of India, the provisions of the FEMA and in particular, the provisions of the FDI Regulations.

          Currently, subject to certain exceptions, and as a result of recent changes in Indian policy, direct investment by foreign investors, individuals of Indian nationality or origin residing outside India, or non-resident Indians, and overseas corporate bodies at least 60% owned by such persons, or overseas corporate bodies, in Indian companies would not require the prior approval of either the Foreign Investment Promotion Board, or the FIPB, which is a part of the Ministry of Commerce and Industry of the government of India or the Reserve Bank of India.

          In cases where approval of neither the FIPB or the Reserve Bank of India is required, a declaration giving details of the foreign investment is required to be filed with the Reserve Bank of India within a period of 30 days of bringing in the money into India and another report is to be made within 30 days of issuing shares to foreign investors in the Indian company. In the present case, the issue of ADRs by Silverline would not require the prior approval of the FIPB or the Reserve Bank of India under the FDI Regulations. However, Silverline would be required to file a declaration with the Reserve Bank of India giving details of the foreign investment made in Silverline pursuant to the transaction contemplated herein, within a period of 30 days from the date of the issue of the shares underlying the ADRs in favor of the depositary.

          The foreign direct investment regime in India discussed above applies only to a new issue of shares made by Indian companies and does not apply to a transfer of shares.

Ownership Restrictions

Portfolio investments in Indian companies

          Certain regulations issued by the Securities and Exchange Board of India and the Reserve Bank of India permit portfolio investments in Indian companies by foreign institutional investors, persons of Indian origin or citizens of India residing outside India, or non-resident Indians, and to overseas corporate bodies at least 60% owned by such persons, or overseas corporate bodies, all of which we refer to as foreign portfolio investors.

          Under current Indian law, foreign institutional investors in the aggregate may hold no more than 24% of the equity shares of an Indian company, and non-resident Indians and overseas corporate bodies in aggregate may hold no more than 10% of the shares of an Indian company through portfolio investments. The 24% limit referred to above may be increased to 40% if the shareholders of the company pass a special resolution (a resolution approved by at least three-fourths of the shareholders) to that effect. The 10% limit referred to above may be increased to 24% if the shareholders of the company pass a special resolution to that effect. The Reserve Bank of India also requires that no single foreign institutional investor hold more than 10% of the shares of an Indian company and that no single non-resident Indian or overseas corporate body hold more than 5% of the shares of an Indian company.

Takeover code

          Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, or takeover code, upon the acquisition of more than 5% of the outstanding shares or voting rights of a listed company in India, a purchaser is required to notify the company and the company and the purchaser are required to notify all the stock exchanges on which the shares of such company are listed. Upon the acquisition of 15% or more of such shares or voting rights, or a change in control of the company, the purchaser is required to make an open offer to the other shareholders offering to purchase at least 20% of all the outstanding shares of the company at a minimum offer price as determined pursuant to the takeover code. Since Silverline is a listed company in India, the provisions of the takeover code will apply to it. However, the provisions of the takeover code will apply to an ADS holder only once the holder converts the ADSs into the underlying equity shares.

Overseas direct investment

          In the present case, the issue of ADRs by Silverline to the stockholders of SeraNova in consideration for which Silverline would obtain the stock of SeraNova Inc. would be covered under the provisions of the ODI Regulations. As per the provisions of the ODI Regulations subject to the fulfillment of certain conditions stipulated thereunder, the issue of ADRs by an Indian company to stockholder’s of a foreign company in consideration for the stock of the foreign company would not require the prior approval of the Reserve Bank of India.

          However since in the present case Silverline does not comply with some of the conditions stipulated in the ODI Regulations, Silverline would require the prior approval of the Reserve Bank of India under the ODI Guidelines. Silverline has already applied to the Reserve Bank of India for its permission in this regard.

Issue of Employee Stock Options

          The ADR Guidelines contain certain provisions pertaining to the issue of ADR-linked stock options. As per these provisions and subject to the fulfillment of certain conditions, an Indian company is not required to obtain the prior approval of the Ministry of Finance of the government of India or the Reserve Bank of India for the issue of ADR-linked stock options to its employees and/or the employees of its subsidiaries. Silverline would be complying with the said conditions and hence it would not need to obtain the approval of either the Ministry of Finance or the Reserve Bank of India under the ADR Guidelines.

          Silverline would not need the prior approval of the FIPB for its proposed issue of ADR-linked stock options to the employees of SeraNova Inc. Under the FDI Regulations, no prior approval of the Reserve Bank of India would be required if after the proposed issue of ADR-linked stock options by Silverline to the employees of SeraNova, the total outstanding ADR-linked stock options issued to the non-resident employees of Silverline or to the non-resident employees of its subsidiaries (whether inside or outside India) was not more than 5% of the total paid-up equity share capital of the company at the time of the said issue. Since, in the instant case, the total number of ADR-linked stock options to be issued by Silverline to the employees of SeraNova Inc. would exceed the said 5% limit, Silverline would need the prior approval of the Reserve Bank of India under the FDI Regulations to issue ADR-linked stock options to the employees of SeraNova Inc. Silverline has applied to the Reserve Bank of India for its approval in this regard.

          In addition to the above, the issue of stock options by a listed Indian company like Silverline, would need to comply with the provisions of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, or the SEBI ESOP Guidelines. In the present case, Silverline is unable to comply with certain provisions of the SEBI ESOP Guidelines including the compulsory vesting period of one year from the date of the grant of the option. Hence, Silverline has applied to the Securities and Exchange Board of India for exemption from the applicability of certain provisions of the SEBI ESOP Guidelines, including the minimum vesting period of one year, for its proposed issue of ADR-linked stock options to the employees of SeraNova Inc.

Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000

          Silverline has requested the Securities and Exchange Board of India for certain clarifications with regard to the non-applicability of certain provisions of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 to the proposed issue of ADRs to the shareholders of SeraNova and the issue of the shares underlying the ADRs to the depositary.

Restrictions on the sale of equity shares underlying the ADSs

          Specific approval of the Reserve Bank of India will have to be obtained for:

•	any renunciation of rights in the underlying equity shares in favor of a person resident in India; and

•	the sale of the underlying equity shares by a person resident outside India to a person resident in India.

           In such cases, the foreign investor would have to apply to the Reserve Bank of India by submitting Form TS1, which requires information as to the transferor, the transferee, the shareholding structure of the company whose shares are to be sold, the proposed price and other information. The Reserve Bank of India is not required to respond to a Form TS1 application within any specific time period and may grant or deny the application at its discretion.

          Exceptions to this requirement of Reserve Bank of India approval include sales made in the stock market through a registered Indian broker, through a recognized stock exchange in India at the prevailing market rates, or if the shares are offered in accordance with the terms of an offer under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

          The proceeds from any sale of the underlying equity shares by a person resident outside India to a person resident in India may be transferred outside India after receipt of Reserve Bank of India approval (if required), and the payment of applicable taxes and stamp duties.

          No approval is required for transfers of ADSs outside India between two non-residents.

          Any person resident outside India who desires to sell equity shares received upon surrender of ADSs or otherwise transfer such equity shares within India should seek the advice of Indian counsel as to the requirements applicable at that time.

Application to the Department of Company Affairs

          We will also need to apply to the Department of Company Affairs requesting it to confirm that the provisions of the Indian Companies Act, 1956 which make it mandatory for a company making a public offering to distribute a prospectus within India do not apply to Silverline in connection with this transaction. The Department of Company Affairs has requested us to file a copy of this prospectus with the Registrar of Companies in Maharashtra, since our registered office is located in Mumbai.

PORTFOLIO INVESTMENTS BY NON-RESIDENT INDIANS AND
OVERSEAS CORPORATE BODIES IN INDIAN COMPANIES

Investment by Non-Resident Indians and Overseas Corporate Bodies Owned At Least 60% by
Non-Resident Indians

          A variety of special methods for making investments in shares of Indian companies are available to persons of Indian origin or citizens of India residing outside India, or non-resident Indians, and to overseas corporate bodies at least 60% owned by such persons, or overseas corporate bodies. These methods permit non-resident Indians and overseas corporate bodies to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. Apart from portfolio investments in Indian companies, non-resident Indians and overseas corporate bodies may also make foreign direct investments in Indian companies pursuant to the foreign direct investment route discussed hereinabove.

Investment by Foreign Institutional Investors

          Foreign institutional investors making investments in Indian companies pursuant to the foreign institutional investor route would be required to comply with the provisions of the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995, or foreign institutional investor regulations. A foreign institutional investor registered with the Securities and Exchange Board of India may buy, subject to the ownership restrictions discussed below, and freely sell securities issued by any Indian company, realize capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards the sale or renunciation of rights offerings of shares.

          Apart from making portfolio investments in Indian companies as described above, foreign institutional investors may make direct foreign investments in Indian companies pursuant to the foreign direct investment route discussed hereinabove.

          There is uncertainty under Indian law as to the tax regime applicable to foreign institutional investors that hold and trade ADSs. Foreign institutional investors are urged to consult with their Indian legal and tax advisors.

INDIAN COMPANIES (AMENDMENTS) BILL, 2000

          Both houses of the Indian Parliament, i.e., the Lok Sabha (the lower house) and the Rajya Sabha (the upper house) have passed the Companies (Amendment) Bill, 2000, or the Bill. The Bill has also received the Indian President’s assent on December 14, 2000. However, it will come into effect in the form of the Companies (Amendment) Act, 2000, or the New Act only once it is notified in the India’s official gazette. The New Act amends certain provisions of the existing Indian Companies Act, 1956, or the Companies Act. We have set forth below certain important amendments made by the New Act to the Companies Act.

Amendments to the Definition Clause

          The New Act introduces the definition of certain important terms such as abridged prospectus, employee stock options, option in securities, etc. into the Companies Act. It has also amended the definition of the term “public company” to include private companies which are subsidiaries of public companies.

Issuance of Shares with Differential Rights

          Issuance of equity shares with differential rights by public companies was prohibited by Section 88 of the Companies Act. However the New Act amends the Companies Act to permit the issuance of equity shares with differential rights as to dividends, voting etc.

Conversion of a Private Company into a Public Company

          The Companies Act prescribes that a private company will become a public company in certain circumstances. As per section 43-A of the Companies Act a private company is regarded as a public company in the event that:

•
at least 25% of the paid-up capital of the private company is held by one or more bodies corporate (i.e. public companies or private companies which have become public companies by virtue of section 43A of the Companies Act); or

•	the said private company holds at least 25% of the paid-up share capital of a public company; or

•	the annual turnover of the private company exceeds Indian Rupees 250 million; or

•	the said private company has made an invitation to the public, other then to the existing shareholders, directors and their relatives to accept or renew deposits from the public.

          The New Act deletes this provision from the Companies Act. Hence a private company would continue to enjoy its status of a private company irrespective of the aforesaid circumstances. However, since the definition of public company has been amended by the New Act, a private company which is a subsidiary of a public company will become a public company under the New Act.

Provisions Relating to Appointment of Public Trustees and Declaration of Beneficial Interest in Securities

          Section 153B of the Companies Act states that where any shares in or debentures of a company are held in trust by any person, or the trustee, then the trustee is required to make a declaration of the same to the public trustee within the prescribed time period. The public trustee is referred to in section 153A of the Companies Act as a person appointed by the Indian central government by notification in the Indian official gazette. Under section 187B of the Companies Act, in certain cases, the rights and powers exercisable at any meeting by the trustee will become exercisable by the public trustee instead. Under section 187C of the Companies Act, in cases where the registered holder and the beneficial owner of a share are different, the beneficial owner would be required to inform the company about the details of the registered holder and vice versa. The New Act deletes sections 153A, 153B, 187B and 187C of the Companies Act. As a result, the permission which was earlier required to be obtained from the Department of Company Affairs for exemption from the applicability of the aforesaid sections will no longer be required under the New Act.

Minimum Paid-Up Equity Share Capital of a Company

          The Companies Act does not prescribe any minimum paid-up equity share capital for a private or for a public company. However the New Act will amend the Companies Act to prescribe a minimum paid-up equity share capital for a private company and a public company to be Rs. 100,000 (Indian Rupees one hundred thousand) and Rs. 500,000 (Indian Rupees five hundred thousand) respectively. The effect of this amendment would be that any private company or public company would have to be capitalized to the extent mentioned above at the time of the incorporation of the company itself.

Regulation of Capital Markets

          Under the Companies Act, the Securities and Exchange Board of India, or hereinafter referred to as the SEBI, a statutorily constituted regulator of the Indian capital markets which is similar to the SEC in the U.S., was not specifically empowered to deal with management of public issues and other related matters. The New Act empowers the SEBI to administer provisions relating to the issue and transfer of securities and the non-payment of dividend in cases of listed companies and public companies proposing to get their securities listed. Furthermore, SEBI has been specifically empowered to conduct inspection of a company’s records in respect of defaults committed by them with regard to the issue and transfer of securities. SEBI will also be vested with the power to prosecute companies in respect of defaults committed by them with regard to the issue and transfer of securities.

Audit Committee

          The Companies Act does not provide for the mandatory constitution of an audit committee. The New Act will amend the Companies Act making the constitution of an audit committee mandatory. In addition the New Act will amend the Companies Act to debar a shareholder of the company from accepting an appointment as the auditor of that company provided the shares held by him/her carry voting rights.

Dividends

          There was no specific provision relating to the declaration of interim dividend by the board of a company in the Companies Act and the same was regulated by the provisions of the company’s articles of association. Furthermore, under the Companies Act, there was no time limit for the payment of any interim dividend and the transfer of unpaid interim dividend to a separate bank account to be maintained by the company specifically for this purpose.

          The New Act makes certain amendments to the provisions relating to dividends which appear in the Companies Act. For instance, section 2(14A) of the New Act defines the term “dividend” to include “interim dividend.” The New Act also specifically authorizes the board of directors of a company to declare an interim dividend. Under the New Act, dividends (including interim dividends) will be required to be transferred to a separate bank account within five days from the date of declaration. Furthermore, the aforesaid dividends will be required to be posted to the person entitled to receive the same within 30 days from the date of declaration instead of the 42 day period prescribed under the Companies Act.

Voting At General Meetings

          The Companies Act provides for voting at General Meetings only by way of show of hands or on conduct of poll. There were no provisions for postal ballot. In the case of Indian public companies which are listed on recognized stock exchanges, the New Act compulsorily provides for voting at general meetings by way of postal ballot (including electronic voting), in respect of certain items which are yet to be notified by the Indian central government. Recognized stock exchanges are those stock exchanges, whether inside or outside India, that are notified by the Indian central government.

Directors’ Responsibility Report

          Section 217 of the Companies Act requires that every balance sheet which is presented to the shareholders at a general meeting of the company should be accompanied by a report of the board of directors of the company with respect to, amongst other things, the state of the company’s affairs, the amount, if any, which it recommends that should be paid as dividend, etc. The New Act makes it mandatory for the board of directors of a company to include a Directors’ Responsibility Report in the report of the board of directors referred to above which states the following:

          a. A statement to the effect that while preparing the annual accounts of the company, the applicable accounting standards had been followed along with proper explanation relating to material departures from the same;

          b. A statement to the effect that the directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the company at the end of the financial year and of the profit and loss of the company for that period;

          c. That the directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, for safeguarding the assets of the company and detecting fraud and other irregularities; and

d. That the directors had prepared the annual accounts of the company on a going concern basis.

          The board of directors is also bound to give full information and explanations in its report with respect to any reservation, qualification or adverse remark contained in the auditor’s report.

          The New Act imposes a penalty of Rs. 20,000 as well as imprisonment for the breach of any of the above provisions.

Other Important Amendments

•
The Companies Act did not permit a foreign company to issue Indian Depositary Receipts. The New Act will amend the Companies Act to provide for an issue of Indian Depositary Receipts by foreign companies.

•	The New Act will amend the Companies Act to provide for the appointment of nominee directors by minority shareholders. However, the appointment of such nominee directors is optional and not mandatory.

•
The Companies Act does not recognize the concept of an of-shelf prospectus for public offerings by financial institutions and banks (including scheduled banks). Subsequent to the amendment by the New Act, the Companies Act will recognize the concept of an of-shelf prospectus for public offerings by financial institutions and banks (including scheduled banks).

•	The Companies Act does not provide for compulsory dematerialization of shares. The New Act will amend the Companies Act to provide for the same.

•
The New Act amends section 274 of the Companies Act by including a new sub-clause (g) which provides for disqualification of a person from being appointed as a director of a company, if he/she was already a director of a public company which had committed certain defaults like not filling the annual accounts or failing to pay deposits or interest on such deposits.

•	The New Act also amends Section 275 of the Companies Act to provide that a person can not be a director of more than fifteen companies at the same time.

INDIAN TAXATION

          The following is based on the opinion of Nishith Desai Associates regarding the principal Indian tax consequences for holders of ADSs and equity shares received upon withdrawal of such ADSs by the holders who are not resident in India, whether of Indian origin or not. The following summary is based on the law and practice of the Indian Income-tax Act, 1961, or Income-Tax Act, including the special tax regime contained in Sections 115AC and 115ACA of the Income-tax Act read with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depositary Receipt Mechanism) Scheme, 1993, as amended on, January 19, 2000, or the Issue of Foreign Currency Convertible bonds and Ordinary Shares Scheme. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences of Sections 115AC and 115ACA may be amended or changed by future amendments to the Income-tax Act. This opinion is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders under Indian law for the acquisition, ownership and sale of ADSs and equity shares by non-resident holders. Personal tax consequences of an investment may vary in various circumstances and potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and sale, including specifically the tax consequences under the law of the jurisdiction of their residence and any tax treaty between India and their country of residence.

Residence

          For purposes of the Income-tax Act, an individual is considered to be a resident of India during any fiscal year if he or she is in India in that year for:

•	a period or periods amounting to 182 days or more; or

•	60 days or more and, within the four preceding years has been in India for a period or periods amounting to 365 days or more; or

•
182 days or more, in case of a citizen of India or a person of Indian origin living abroad who visits India and within the four preceding years has been in India for a period or periods amounting to 365 days or more.

          A company is a resident of India if it is incorporated in India or the control and the management of its affairs is situated wholly in India. Individuals and companies that are not residents of India would be treated as non-residents for purposes of the Income-tax Act.

Taxation of Distributions

          Pursuant to the Finance Act, 1997, dividends paid to shareholders (whether resident in India or not) are not subject to withholding tax. However, the company paying the dividend is subject to a dividend distribution tax of 22% including the presently applicable 10% surcharge, on the total amount it distributes, declares or pays as a dividend, in addition to the normal corporate tax.

          Any distributions of additional ADSs or equity shares to the existing holders will not be subject to Indian tax.

Taxation of Capital Gains

          The following is a brief summary of capital gains taxation of non-resident holders in respect of the sale of ADSs and equity shares received upon redemption of ADSs. The relevant provisions are contained mainly in sections 45, 47(vii)(a), 115AC and 115ACA, of the Income Tax Act, in conjunction with the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme. Gains realized upon the sale of ADSs or shares that have been held for a period of more than thirty six months or twelve months respectively are considered long term capital gains. Gains realized upon the sale of ADSs or shares that have been held for a period of thirty six months or less or twelve months or less respectively are considered short term capital gains. Capital gains are taxed as follows:

•	Gains from sale of ADSs outside India, by a non-resident to another non-resident are not taxable in India.

•	Redemption of ADSs into the underlying equity shares is not a taxable event.

•	Long term capital gains realized by a non-resident holder other than an individual, upon the sale of equity shares within India are subject to tax at a rate of 10%.

•
Long term capital gains realized by a non-resident individual holder, upon the sale of equity shares within India are subject to tax at a rate not exceeding 11.5% including the presently applicable surcharge on tax.

•
Long term capital gains realized by a resident employee upon the sale of equity shares obtained from the redemption of ADSs are subject to tax at a rate of 11.5%, including the presently applicable surcharge.

•
Short-term capital gains realized upon the sale of equity shares obtained from the redemption of ADSs will be taxed at variable rates with a maximum of 48% in case of foreign companies and 34.5% in case of individuals, including the presently applicable surcharge.

          The above rates may be reduced by the applicable tax treaty in case of non-residents. The capital gains tax is computed by applying the appropriate tax rates to the difference between the sale price and the purchase price of the equity shares or ADSs. Under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, the purchase price of equity shares in an Indian listed company received in exchange for ADSs will be the market price of the underlying shares on the date that the depositary gives notice to the custodian of the delivery of the equity shares in exchange for the corresponding ADSs’ or “stepped up” basis purchase price. The market price will be the price of the equity shares prevailing on the Stock Exchange, Mumbai or the National Stock Exchange. There is no corresponding provision under the Income Tax Act in relation to the “stepped up” basis for the purchase price of equity shares. However, to our knowledge, the tax department has not denied this benefit. In the event that the tax department denies this benefit, the original purchase price of ADSs would be considered the purchase price for computing the capital gains tax.

          According to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme, a non-resident holder’s holding period for the purposes of determining the applicable Indian capital gains tax rate in respect of equity shares received in exchange for ADSs commences on the date of the notice of the redemption by the depositary to the custodian. The Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme provides that if the equity shares are sold on a recognized stock exchange in India against payment in Indian rupees, they will no longer be eligible for the preferential tax treatment. It is unclear as to whether section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme are applicable to a non-resident who acquires equity shares outside India from a non-resident holder of equity shares after receipt of the equity shares upon redemption of the ADSs. If section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme are not applicable to a non-resident holder, long term capital gains realized on the sale of such equity shares which are listed in India will still be subject to tax at the rate of 10% in the case of non individual non resident holder and at the rate of 11.5% in the case of individual non resident holder, including the presently applicable surcharge. In this case, the non-resident holders will also be able to avail of the benefits of exchange rate fluctuations for the computation of capital gains tax which are not available to a non-resident holder under section 115AC and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares Scheme.

          It is unclear as to whether capital gains derived from the sale of subscription rights or other rights by a non-resident holder not entitled to an exemption under a tax treaty will be subject to Indian capital gains tax. If such subscription rights or other rights are deemed by the Indian tax authorities to be situated within India, the gains realized on the sale of such subscription rights or other rights will be subject to Indian taxation. The capital gains realized on the sale of such subscription rights or other rights, which will generally be in the nature of short term capital gains, will be subject to tax at variable rates with a maximum rate of 48% in case of a foreign company and 34.5% in case of non-resident individuals and resident employees including the presently applicable surcharge.

Withholding Tax on Capital Gains

          Any gain realized by a non-resident on the sale of equity shares is subject to Indian capital gains tax which is to be withheld at source by the buyer.

Buy-back of Securities

          Indian companies are not subject to any tax on the buy-back of their shares. However, the shareholders will be taxed on any resulting gains. Silverline would be required to deduct tax at source according to the capital gains tax liability of a non-resident shareholder.

Stamp Duty and Transfer Tax

          Upon issuance of the equity shares underlying Silverline ADSs, Silverline will be required to pay a stamp duty of 0.1% per share of the issue price of the underlying equity shares. A transfer of ADSs is not subject to Indian stamp duty. However, upon the acquisition of equity shares from the depositary in exchange for ADSs, the non-resident holder will be liable for Indian stamp duty at the rate of 0.5% of the market value of the ADSs or equity shares exchanged. A sale of equity shares by a non-resident holder will also be subject to Indian stamp duty at the rate of 0.5% of the market value of the equity shares on the trade date, although customarily such tax is borne by the transferee. Silverline’s shares must be traded in dematerialized (book entry) form. The transfer of shares in dematerialized form is currently not subject to stamp duty.

Wealth Tax
          The holding of the ADSs and the holding of underlying equity shares by resident and non-resident holders will be exempt from Indian wealth tax. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Gift Tax and Estate Duty

          Indian gift tax was abolished as of October 1998. Indian Estate Duty was abolished as of March 1985. We cannot assure that these taxes and duties will not be restored in future. Non-resident holders are advised to consult their own tax advisors regarding this issue.

Service Tax

          Brokerage or commission paid to stock brokers in connection with the sale or purchase of shares is subject to a service tax of 5%. The stockbroker is responsible for collecting the service tax from the shareholder and paying it to the relevant authority.

          Prospective acquirers should consult their own tax advisors with respect to the indian and their local tax consequences of acquiring, owning or disposing of equity shares or ADSs.

LEGAL MATTERS

          The validity of the Silverline ADSs offered by this proxy statement/prospectus will be passed upon for Silverline by Greenberg Traurig, LLP, special United States counsel for the Company. The validity of the equity shares represented by the ADSs offered by this proxy statement/prospectus and certain other Indian legal matters will be passed upon by Nishith Desai Associates, Mumbai (Bombay), India, Indian counsel for the Company.

EXPERTS

          Deloitte Haskins and Sells (a member firm of Deloitte Touche Tohmatsu), independent auditors, have audited Silverline’s consolidated financial statements at December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999, as set forth in their report. Silverline has included our consolidated financial statements in this proxy statement/prospectus in reliance upon the report of Deloitte Haskins and Sells, India, a member firm of Deloitte Touche Tohmatsu, given upon the authority of such firm as experts in accounting and auditing.

          The financial statements of SeraNova and Networking Publishing, Inc. included in this proxy statement/prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

          The financial statements of Sky Capital International Limited included in this proxy/statement prospectus have been audited by P.H. Tang & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          This proxy statement/prospectus is a part of a registration statement on Form F-4 (Registration No. 333-     ) which Silverline filed with the United States Securities and Exchange Commission under the Securities Act of 1933. Silverline also filed a related registration statement on Form F-6 (Registration No. 333-12000) with respect to the Silverline ADSs. We refer you to these registration statements for further information concerning Silverline, SeraNova and the merger.

          Silverline and SeraNova file periodic reports and other information with the Securities and Exchange Commission. Theses filings contain important information which does not appear in this proxy statement/prospectus. For further information about Silverline and SeraNova, you may read and copy these filings, as well as the abovementioned registration statements on Forms F-4 and F-6, at the SEC’s public reference room at 450 Fifth Avenue, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of filings from the public reference room by calling (202) 942-8090. SeraNova’s filings are also available over the SEC’s web site at http://www.sec.gov.

          Silverline is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) Silverline’s proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in Silverline’s equity securities by its officers and directors are exempt from the reporting requirements and liability provisions of Section 16 of the Exchange Act, and (3) Silverline’s SEC filings differ as to content and frequency from filings made by U.S. domestic companies. See “Comparison of Rights of Shareholders of SeraNova and Silverline—Content and Timing of SEC filings; Definition of Foreign Private Issuer.”

          Silverline delivers to the depositary its annual reports, which include annual audited consolidated financial statements prepared in accordance with U.S. GAAP, and quarterly reports, which include unaudited quarterly consolidated financial information prepared in accordance with U.S. GAAP. The depositary will promptly mail these reports to all registered holders of our ADSs. Silverline also furnishes to the depositary all notices of shareholders’ meetings and other reports and communications that are made generally available by us to Silverline’s shareholders. The depositary will arrange for the mailing of these documents to record holders of Silverline ADSs. For additional information, please see “Description of American Depositary Shares.”

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders
of Silverline Technologies Limited:

          We have audited the accompanying consolidated balance sheets of Silverline Technologies Limited and subsidiaries, as of December 31, 1999 and 1998 and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Silverline Technologies Limited and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

          As described in Note 1, these consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, which differ in certain material respects from the generally accepted accounting principles in India, which form the basis of the Company’s general purpose financial statements.

/S/ DELOITTE HASKINS & SELLS

DELOITTE HASKINS & SELLS

Place: Mumbai, India
Date: May 2, 2000

SILVERLINE TECHNOLOGIES LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 1998	December 31, 1999	(Unaudited) September 30, 2000
(in U.S. $)
ASSETS

Current assets:
Cash and cash equivalents	$12,528,234	$20,661,829	$ 17,991,497
Short term investments	—	—	30,607,298
Accounts receivable—net	24,394,589	22,776,996	48,222,065
Unbilled project costs	315,672	687,399	3,034,666
Prepaid expenses and other current assets	4,742,131	3,274,459	61,154,676
Deferred taxes	287,724	362,743	640,640

Total current assets	42,268,350	47,763,426	161,650,842
Property, plant and equipment—net	21,021,891	34,596,930	36,312,546
Intangible assets—net	4,541,542	4,373,498	18,638,646
Deferred taxes	74,175	109,493	201,749
Investments	115,886	115,389	11,680,040
Other assets	1,253,304	686,770	500,000

Total assets	$69,275,148	$87,645,506	228,508,907

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$ 3,452,342	$ 5,709,568	9,403,775
Advance from customers	7,072	14,893	49,211
Current portion of long-term debt and capital lease obligation	1,473,290	2,150,382	7,723,632
Working capital facilities from banks	10,770,515	6,925,504	12,382,599
Other accrued liabilities	4,781,844	3,888,085	8,927,630

Total current liabilities	20,485,063	18,688,432	38,486,847

Long-term debt and capital lease obligations	5,510,404	316,732	3,148,013

Commitments and contingencies	—	—	—

Stockholders’ equity:
Equity shares, $0.23 per share par value—85,000,000 authorized as of 1999, 65,000,000 authorized as of 1998: issued and outstanding—64,500,000 as of 1999 and 73,200,000 as of September 30, 2000, 42,449,970 as of 1998	13,237,731	18,305,532	20,249,666
Additional paid-in capital	14,407,281	23,156,472	120,174,385
Accumulated other comprehensive income/(expense)	(3,546,454)	(3,942,243)	(7,769,155)
Deferred, stock-based compensation	—	(2,164,486)	(326,329)
Retained earnings	19,181,123	33,285,067	54,545,480

Total stockholders’ equity	43,279,681	68,640,342	186,874,047

Total liabilities and stockholders’ equity	$69,275,148	$87,645,506	$228,508,907

See accompanying notes to consolidated financial statements

SILVERLINE TECHNOLOGIES LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 1997, 1998 and 1999

				Nine Months Ended September 30,
	1997	1998	1999	1999	2000
	(in U.S. $)			(unaudited)	(unaudited)
Revenue	$46,768,627	$60,219,458	$87,576,908	$60,031,873	$100,450,880
Cost of revenue	25,052,547	31,273,001	49,445,513	33,193,994	52,378,683

Gross profit	21,716,080	28,946,457	38,131,395	26,837,879	48,072,197

Operating expenses:
Selling, general and administrative expenses	10,342,019	11,316,545	13,140,710	9,181,164	18,399,389
Stock-based compensation	—	—	532,065	—	1,838,157
Depreciation and amortization	4,944,901	4,414,991	4,095,227	3,170,687	3,233,675

Total operating expenses	15,286,920	15,731,536	17,768,002	12,351,851	23,471,221

Operating income	6,429,160	13,214,921	20,363,393	14,486,028	24,600,976
Other income/(expense), net	(878,155)	(894,515)	(1,379,763)	(1,046,057)	3,204,835

Income before income taxes and extraordinary item	5,551,005	12,320,406	18,983,630	13,439,971	27,805,811
Provision for income taxes	1,215,757	1,481,606	2,808,449	2,070,878	3,811,332

Income before extraordinary item	4,335,248	10,838,800	16,175,181	11,369,093	23,994,479
Extraordinary item (net of taxes)	10,105	—	374,624	374,624	—

Net income	$ 4,325,143	$10,838,800	$15,800,557	$10,994,469	$ 23,994,479

Earnings per equity share before extraordinary item
Basic:
Income before extraordinary item	$ 0.10	$ 0.26	$ 0.28	$ 0.21	$ 0.35
Extraordinary item	—	—	$ (0.01)	$ (0.01)	$ —
Net Income	$ 0.10	$ 0.26	$ 0.27	$ 0.20	$ 0.35
Diluted:
Income before extraordinary item	$ 0.10	$ 0.19	$ 0.25	$ 0.17	$ 0.35
Extraordinary item	—	—	$ (0.01)	$ (0.01)	$ —
Net Income	$ 0.10	$ 0.19	$ 0.24	$ 0.17	$ 0.35
Number of equity shares used in computing earnings per share
—Basic (weighted average)	42,449,970	42,449,970	57,149,990	54,242,294	67,770,438
—Diluted	42,449,970	56,314,292	65,596,505	65,271,460	68,647,648

See accompanying notes to consolidated financial statements

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999.

				Nine months ended September 30,
	1997	1998	1999	1999	2000
	in U.S. $			(Unaudited)	(Unaudited)
Cash Flows From Operating Activities:
Net income	$ 4,325,143	$10,838,800	$15,800,557	$10,994,469	$23,994,479
Adjustments to reconcile net income to net cash provided by operating expenses
Stock-based compensation	—	—	532,065	—	1,838,157
Extraordinary item	10,105	—	374,624	374,624	—
Depreciation and amortization	4,944,901	4,414,991	4,095,227	3,170,687	3,233,675
Deferred taxes	(557,703)	(270,328)	(110,336)	74,175	(92,256)
Loss/(gain) on sale of assets	30,575	—	(13,017)	—	(1,877)
Changes in assets and liabilities:
Decrease/(increase) in short term investments				(1,990,638)	(30,607,298)
Decrease/(increase) in accounts receivable	2,508,683	(7,043,133)	1,617,593	(10,678,567)	(25,445,069)
Decrease/(increase) in unbilled project costs	501,657	1,135,546	(371,727)	(3,993,784)	(2,347,267)
Decrease/(increase) in prepaid expenses and other current assets	(1,271,297)	676,984	1,467,672	(8,380,719)	(57,880,217)
Decrease/(increase) in other assets	2,143,647	311,945	566,534	253,304	186,770
(Decrease)/increase in accounts payable and accrued expenses,	(1,046,541)	977,099	1,564,718	2,946,388	3,694,207
(Decrease)/increase in advances from customers	(11,245)	2,221	7,821	12,084	34,318
(Decrease)/increase in other accrued liabilities	83,797	1,264,763	(893,760)	(3,128,185)	2,305,480
(Decrease)/increase in deferred tax	(522,720)	—	—	(56,746)	(277,897)
Net cash provided by operating activities	11,139,002	12,308,888	24,637,971	(10,103,574)	(81,364,795)

Cash Flows From Investing Activities:
Expenditure on plant and equipment	(9,299,318)	(4,591,731)	(16,826,753)	(9,566,927)	(4,482,569)
Purchase of businesses, net of cash acquired	(2,840,846)	(2,257,467)	—	—	(14,736,294)
Purchase of investments	3,274,026	—	—	—	(11,566,387)
Proceeds from sale of investments	—	—	42,638	—
Proceeds from sale of plant and equipment	5,504,860	—	10,688	—	6,301

Net cash (used in) investing activities	(3,361,278)	(6,849,198)	(16,773,427)	(9,566,927)	(30,778,949)

Cash Flows From Financing Activities:
Proceeds from/(repayment) of long-term debt (net)	(2,873,588)	1,072,961	(4,542,821)	(4,247,405)	8,404,531
Line of credit payable	1,922,238	(90,403)	(3,845,011)	3,141,528	5,457,095
Net proceeds from issuance of common stock (ADS)	1,752,165	—	11,120,441	11,120,441	1,944,134
Additional paid-in capital on issue of ADS				—	106,805,866
Advance from issue of stock options	—	—	—	—	—
ADS issue expenses	—	—	—	—	(9,787,953)
Charges on prepayment of loans	(10,105)	—	(374,624)	(374,624)	—
Payment of dividend	(1,327,767)	(1,276,351)	(1,696,613)	(1,696,613)	—

Net cash provided by / (used in ) financing activities	(537,057)	(293,793)	661,372	7,943,327	112,823,673
Effect of exchange rate changes on cash and cash equivalents	(1,002,719)	(580,933)	(392,321)	(173,398)	(3,350,261)

Net Change in Cash and Cash Equivalents	6,237,948	4,584,964	8,133,595	(12,200,572)	(2,670,332)
Cash and cash equivalents at the beginning of the year	1,705,322	7,943,270	12,528,234	12,528,234	20,661,829

Cash and cash equivalents at the end of the year	$ 7,943,270	$12,528,234	$20,661,829	327,662	17,991,497

Supplementary information of cash transactions:
Cash paid during the year for:
Interest	$ 2,451,183	$ 1,576,125	$ 2,022,522	1,829,321	$ 1,475,135

Income taxes	$ 251,066	$ 1,665,542	$ 1,733,478	1,733,478	$ 3,282,419

Supplementary disclosure of non cash investing and financing activities:
Capital lease	$ 363,666	$ —	$ 239,649	$ 26,241	$ 24,576
Contingent payment- Lorin Acquisition	$ —	$ —	$ 692,508	$ 692,508	$ 175,000
Supplemental schedule of non cash investing and financing activities:
The Company purchased all of the common stock of Silverline Technologies Inc.
Fair value of assets acquired	$44,332,960	$ —	$ —	$ —	$ —

Issue of common stock of the Company	$44,332,960	$ —	$ —	$ —	$ —

See accompanying notes to consolidated financial statements

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 1997, 1998, 1999 (in US dollars). Information as of
September 30, 1999 and 2000 and for the nine months ended September 30, 1999 and 2000 is unaudited.

1.    Summary of Significant Accounting Policies

The Company and its Business

          Silverline Technologies Limited and subsidiaries, formerly known as Silverline Industries Limited (hereinafter referred to as the “Company”), is a publicly traded corporate entity incorporated in India. The Company has a wholly-owned foreign subsidiary, Silverline Technologies, Inc. (“STI”), a Delaware corporation, that operates in the United States. STI has subsidiaries, Silverline Technologies UK Limited and Silverline Technologies, Inc., Canada that operate in the United Kingdom and Canada, respectively.

          The Company is an Indian provider of information technology (“IT”) services. The Company’s services are delivered either on a fixed-price, fixed-time or on a time and materials basis. The Company’s fiscal year end is March 31.

Basis of Presentation and Principles of Consolidation

          The accompanying consolidated financial statements have been prepared on a year end December 31 basis and are in accordance with the accounting principles generally accepted in the United States of America.

          On December 28, 1999, the Company acquired 100% of the stock of STI, an entity that was then under common control with the Company. As such, the acquisition of STI by the Company has been reflected in the consolidated balance sheets, statements of operations and cash flows as of the earliest periods presented in a manner similar to a business combination accounted for as a “pooling-of-interest.”

          All significant inter-company transactions and accounts have been eliminated. Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

          The information included in the accompanying financial statements as of and for the nine months ended September 30, 1999 and 2000, respectively, is unaudited. In the opinion of the management, all adjustments, consisting of normal recurring accrual necessary for a fair presentation of the result of operations, financial position and cash flows for such interim period have been reflected herein.

          The results of operations of such interim period are not necessarily indicative of the results to be expected for the entire year.

Uses of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

          The Company derives its revenues primarily from providing IT services and developing software solutions. Revenue with respect to time and materials contracts is recognized as and when related costs are incurred. Revenue with respect to fixed price, fixed time contracts is recognized upon achievement of specified milestones identified in the related contracts, which approximate the percentage of completion method.

          For the fixed-price, fixed-time contracts, the Company measures the extent of project progress based on the ratio of hours performed to date to estimated total hours at completion. Throughout the life of the project, the Company periodically reviews the extent of completion based on past experience and detailed estimates of the remaining time and materials required. Revisions to previously recognized revenue, giving effect to new information, are accounted for in the period of change and subsequent periods. Clients generally consider a project substantially complete upon delivery of the project report and acceptance. Revenue associated with customer-approved change orders is recognized upon completion of the related service.

Revenues from service contracts are recognized in earnings over the terms of the contract. Revenues from services and equipment maintenance are recorded as earned over the lives of the respective contracts. Revenues on long-term contracts are recognized under the percentage-of-completion method of accounting and measured principally on a cost-to-cost basis.

          Selling, general and administration expenses are charged to expense as incurred. Provisions for estimated losses on incomplete contracts are recorded in the period in which such losses become probable based on current estimates.

Accounting for Long-Lived Assets.

          The Company periodically evaluates the recoverability of its long-lived assets and certain identifiable intangibles. Whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the assets are written down to their net realizable value. For recoverability of the assets, the Company estimates the future cash flows expected to be generated from those assets and their eventual disposition. If the sum of the expected cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that the Company expects to hold and use is based on the fair value of the asset.

Foreign Currency Translation

          The functional currency of the Company is the Indian Rupee and the functional currency of STI is the US dollar. The accompanying financial statements are reported in US dollars. The translation of Indian Rupees into US dollars is performed for balance sheet accounts using exchange rates as of the balance sheet date and at average monthly rates for revenue and expense accounts for the respective years.

          The gains and losses resulting from such translation are reported in “accumulated other comprehensive income/(expense)” as a separate component of stockholders’ equity.

Earnings Per Equity Share

          On January 1, 1997, the Company adopted SFAS No. 128, “Earnings Per Share.” In accordance with SFAS No. 128, basic earnings per equity share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per equity share is computed using weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be anti-dilutive.

Income Taxes

          Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value of Financial Instruments

          The carrying amounts reflected in the consolidated balance sheet for cash, cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate their respective fair values due to the short maturity of these instruments. The Company’s long-term debt is at a variable rate; therefore the carrying amounts approximate fair value.

Concentrations of Risks

          Financial instruments that potentially subject the Company to concentration of credit risk consist generally of cash equivalents, short-term investments and accounts receivable. The Company’s cash and cash equivalents are invested in corporations, banks and Indian mutual funds with high credit ratings and the Company performs periodic evaluations of the relative credit standing of these institutions. The Company establishes limitations on the maximum amount that may be invested in any single entity and performs credit evaluation of customers to minimize credit risk.

          For the years ended December 31, 1997, 1998, 1999 and nine months ended September 30, 2000 the Company’s two largest clients, together accounted for 46%, 45%, 45% and 29% (unaudited) respectively, of its revenues and individually accounted for approximately 26% and 20%, and 29% and 16%, and 30% and 15%, and 18% and 11% (unaudited), respectively, for each of those years and nine months ending September 30, 2000.

Employee Benefit Plans

Provident and 401 (k) Funds

          All employees of the Company receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the employer each make monthly contributions to the plan equal to 12% of the covered employee’s basic salary. The Company has no further obligations under the plan beyond its monthly contributions.

          STI provides a 401(k) defined contribution plan for all full time employees who choose to enroll and are over the age of twenty-one and have completed six months of service. Employees fully vest in matching contributions after five years of service. Employees may contribute up to 15% of their salary to the Plan. STI may match 50% of the employee’s contribution, up to a maximum of 6% of the employee’s annual salary or $2,400 per person per annum.

Gratuity

          In addition to the above benefits, the Company provides for gratuity, a defined benefit retirement plan (the “ Plan” or “Gratuity Plan”), covering all Company employees. The Gratuity Plan commenced on March 1, 1998. The Plan provides a lump sum payment to vested employees at retirement or termination of employment in an amount based on the respective employee’s salary and the years of employment with the Company. The Company contributes each year to a gratuity fund maintained by the Life Insurance Corporation of India (“LIC”) based upon actuarial valuations. No additional contributions were required to be made by the Company in excess of the unpaid contributions to the Plan. The LIC has no recourse to the Company in the event of any shortfall in its obligations to vested employees and is entirely responsible for meeting all unfunded liabilities. Consequently, all additional liabilities that may arise will be borne by the LIC. Further, vested employees do not have any recourse to the Company in the event the LIC does not fulfill its obligations to them. The Company does not carry any pension liability in its financial statements and has no further obligations under the Plan beyond its annual contributions.

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Superannuation

          In addition to the Gratuity Plan described above, the senior officers of the Company are also participants in a defined contribution plan maintained by the LIC. The Company contributes a specified percentage of the employee’s annual basic salary to the fund. The Company has no further obligations beyond this contribution.

Cash, Cash Equivalents and Short-Term Investments

          The Company considers all highly liquid investments with maturities not exceeding three months to be cash equivalents. Cash and cash equivalents consist of cash, cash on deposit with banks and marketable securities.

          The Company classifies its investments/short term investments as either “Available for Sale”, “Held to Maturity” or “Trading”. Available for sale securities are carried at fair value based on quoted market prices with unrealized gains or losses shown as “Accumulated Other Comprehensive Income.” The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available for sale are included in “Other Income/Expense.”

Unbilled Project Costs

          Unbilled project costs are valued at cost.

Investments

          Investments are stated at fair market value. Unrealized loss in value is recognized and shown as a reduction from the respective investment by adjustment to “accumulated other comprehensive income.”

Intangibles

          Goodwill and other intangibles are amortized on the straight-line method. Goodwill is amortized principally over a seven-year period. The non-compete agreement is amortized over the contractual period of 80 months.

Research and Development

          Research and development activities are integrated with the software development process with the object of devising efficient methods of product development. The Company has in place a quality assurance team intended to ensure adherence to stringent quality norms. R & D expenditures are expensed as incurred.

Employee Stock Options

          The Company accounts for its employee stock options in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” under which deferred compensation expense is recorded on the date of the grant only if the current market price of the stock exceeds the exercise price of the options.
SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Cash and Cash Equivalents

          Cash and cash equivalents are as follows:

	December 31,		(Unaudited) September 30, 2000
	1998	1999
	$	$	$
Cash and checks on hand	24,615	19,960	43,521
Balances with bank:
—in current account	8,067,316	5,554,151	17,284,547
—in term deposit account	4,436,303	15,087,718	663,429

Total	$12,528,234	$20,661,829	$17,991,497

3.    Short Term Investments

          The Company has invested part of the proceeds of American Depository Shares, pending utilization, in the money market plans of reputed mutual funds. Short-term investments are as follows:

	December 31,		(Unaudited) September 30, 2000
	1998	1999
IDBI Principal Money Market Fund	—	—	$ 435,208
—1,829,501,846 units of $0.22 (Rs10) each
Templeton India Liquid Fund	—	—	435,350
—1,614,261,616 units of $0.22 (Rs10) each
Chola Gilt-Savings (Cumulative Plan)	—	—	650,642
—2,906,005 units of $0.22 (Rs10) each
Zurich India Liquidity Fund	—	—	326,105
—1,453,994,546 units of $0.22 (Rs10) each
Birla Cash Plus-Growth Plan	—	—	5,062,961
—17,260,668 units of $0.22 (Rs10) each
Alliance Cash Manager-Growth	—	—	1,085,540
—40,558 units of $22 (Rs1000) each
Kothari Pioneer Money Market Fund	—	—	868,432
—40 billion units of $0.22 (Rs10) each
Dundee Liquidity-Appreciation Option	—	—	10,855,405
—42.016 billion units of $0.22 (Rs10) each
Cholamandalam Cazenove Liquid Fund	—	—	10,855,405
—48,447,735 units of $0.22 (Rs10) each
Fleet Bank Federated Investors Prime Obligation Fund	—	—	32,250
—32,249 units of $1 each

Total	$—	$—	$30,607,298

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Accounts Receivable

          Accounts receivables are as follows:

	December 31,		(Unaudited) September 30, 2000
	1998	1999
Accounts receivable	$24,556,009	$23,202,364	$48,778,359
Allowance for doubtful accounts	(161,420)	(425,368)	(556,294)

Accounts receivable, net	$24,394,589	$22,776,996	$48,222,065

5.    Unbilled Project Costs

          Unbilled project costs are as follows:

	December 31,		(Unaudited) September 30, 2000
	1998	1999
Unbilled project costs	$310,850	$687,399	$3,034,666
Other	4,822

Total	$315,672	$687,399	$3,034,666

6.    Prepaid expenses and other current assets

          Prepaid expenses and other current assets are as follows:

	December 31,		(Unaudited) September 30, 2000
	1998	1999
Notes receivable	$ 500,000	$ 500,000	$ 500,000
Deposits	1,497,007	742,283	15,682,539
Loans to employees	250,365	86,195	150,489
Prepaid expenses	455,998	684,731	13,794,519
Other receivables	1,840,029	959,086	30,694,126
Taxes receivable	198,732	302,164	333,003

Total	$4,742,131	$3,274,459	$61,154,676

          On December 31, 1997, STI sold to International Technologies Ventures LLC (“ITV”) rights to software products, computer equipment and the intellectual property rights, if any, which the Company may have developed, and may in the future develop, in connection with specific projects. Under the terms of the sale agreement, ITV issued a promissory note to STI for $1,500,000. Additionally, STI has agreed to provide support services for two years by providing upgrades and enhancements as well as the support of ITV’s sales efforts. ITV is a start-up corporation and future payments of the notes are dependent on the cash flow from operating profits of ITV.

          As of December 31, 1999, notes receivable are from ITV in conjunction with the purchase of these assets. The note bears interest at a rate of 8.5% and is payable in two annual principal installments due as follows:

December 31, 2000 (classified as a current asset at December 31, 1999)	$ 500,000
December 31, 2001	500,000

$1,000,000

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           The carrying value of the note exceeded the fair value at December 31, 1999 by approximately $25,000. I.T.V’ s cash flow is dependant on its ability to market the products purchased and to develop its own products.

          Deposits represent advances to the Indian government and other vendors for electricity, other utility services, premises etc. as of December 31, 1998 and 1999. As of September 30, 2000, it also includes certificates of deposit issued by Bank of Baroda, New York for $3,500,000, and Bank of India, New York for $11,000,000.

          Other receivables include accrued interest on deposits and advances to vendors of services.

          Taxes receivable represent withholding tax deducted by various authorities in India on the income received by the Company. These amounts are recoverable from the revenue authorities.

7.    Income Taxes

          No provision for income tax has been considered on profits derived from “export processing zones” (EPZ’s) and “100% export oriented units” (EOU’s) in India as such profits are exempt from Indian tax. Since most of the Company’s income generated in India will be free of tax under the Indian Income Tax Laws for the ten-year period ending March 2003 in the case of EPZ’s and March 2004 in the case of EOU’s based on existing tax legislation, no deferred tax has been recognized in the financial statements. In addition, after the expiry of the above tax exemption period, the Company can avail of tax deductions in a phased manner up to a period ending March 2005 on the export of its software services. For the Company’s two new software development facilities commissioned in July 1999 & February 2000 under the Software Technology Parks of India scheme (STP), the tax exemption benefits will be available until March 2009. Indian tax is considered on other income accrued to the Company.

          The components of the provision for income taxes are as follows:

	December 31			(Unaudited) Nine months ended September 30, 2000
	1997	1998	1999
Current:
Local	54,750	$ (4,647)	$ —	$ 142,763
Foreign	1,718,710	1,756,581	2,918,785	4,038,722

	1,773,460	1,751,934	2,918,785	4,181,485
Deferred:
Foreign	(557,703)	(270,328)	(110,336)	(370,153)

Provision for income taxes	$1,215,757	$1,481,606	$2,808,449	$3,811,332

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           The components of deferred tax assets are as follows:

	December		(Unaudited) Nine months ended September 30, 2000
	1998	1999
Allowance for doubtful accounts receivable	$ 64,697	$145,781	$199,786
Expenses currently not deductible	223,027	216,962	440,854

Total current deferred tax assets	$287,724	$ 2,743	$640,640

Fixed assets	$ 53,239	$(54,917)	$ 13,704
Goodwill and non-compete agreement	20,936	164,410	188,045
Net operating loss of consolidated subsidiary	—	67,350	67,350

	74,175	176,843	269,099
Less: valuation allowance	—	(67,350)	(67,350)

Net non-current deferred tax assets	$ 74,175	$109,493	$201,749

          The effective tax rate varies from the Indian statutory tax rate for the years ended December 31, 1997, 1998 and 1999 as follows:

	For the Year Ended			(Unaudited) September 30,
	1997	1998	1999	1999	2000
Statutory Rate	35.0%	35.0%	38.5%	38.5%	38.5%
Indian Tax Holiday	(18.0)	(24.4)	(27.1)	(27.5)	(27.5)
US State Income Taxes	2.4	2.1	2.0	2.0	2.0
Other	2.5	(0.7)	1.4	1.4	1.4
Effective Tax Rate	21.9%	12.0%	14.8%	14.4%	14.4%

          The Company has established a valuation allowance for the net operating loss carryover of its Canadian subsidiary because it is more likely than not that this carryover will not be realized. The Company has determined that as of December 31, 1999, earnings of approximately $9,600,000, of which approximately $450,000 were earned subsequent to the business combination described in Note 1, of its foreign subsidiaries will remain invested overseas for the indefinite future. It is impractical to determine the ultimate tax effects of remittance of those earnings. As of September 30, 2000 taxation includes $142,763 relating to Indian taxes.
SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Property, Plant and Equipment

          Property, plant and equipment are as follows:

	December 31,		(Unaudited) September 30, 2000
	1998	1999
Owned assets:
Land	$ 699,746	$ 706,067	$ 706,067
Buildings	2,558,705	9,837,954	16,752,336
Furniture and fixtures	3,981,455	5,764,101	7,792,661
Office equipment	2,649,588	4,735,647	8,653,153
Computer equipment	9,445,925	9,710,441	10,427,261
Vehicles	264,963	225,287	238,062
Construction-in-progress	11,933,372	17,091,467	7,962,217
Leased Assets:
Land	956,801	956,801	956,801
Vehicles	—	230,986	230,986
Computer equipment	393,517	393,517	393,517
Office equipment	80,099	80,099	80,099

Total	32,964,171	49,732,367	54,193,140
Accumulated depreciation	(11,942,280)	(15,135,437)	(17,880,594)

Net property, plant & equipment	$21,021,891	$34,596,930	$36,312,546

          Depreciation expense for the years ended December 31, 1998 and 1999 and for the nine months ended September 30, 1999 and September 30, 2000 aggregate to $3,815,065, $3,234,675, $2,615,862 and $2,762,529 respectively.

          Property, plant and equipment are stated at cost less accumulated depreciation. The Company computes depreciation for all property, plant and equipment using the straight-line method over the estimated useful lives of assets, as follows:

Owned assets
Buildings	40 years
Furniture and fixtures	7 years
Computer equipment	3 years
Office equipment	10 years
Vehicles	5 years

          Leased assets
          Land: amortized over the life of the lease
          Computer Equipment: amortized over the life of the lease
          Vehicles: amortized over the life of the lease

          During the nine months ended September 30, 2000, the capital expenditures totaled approximately $4.48 million, including $0.77 million related to the construction and build-out of new facility at Thane, $0.76 million for the construction and build out of new facility at Chennai.

          During 1999, our capital expenditure totaled approximately $16.8 million, including $2.7 million related to the construction and build-out of our new facility at Thane, $12.0 million for the construction and build-out of our new facility at Chennai, and $2.1 million for the construction of a residential complex for employees constructed at Mumbai (Bombay).
SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    Sale of Buildings and other Assets and Sale/Lease Back

          On December 31, 1997, the Company sold its New Jersey office building to International Real Estate Ventures, LLC (“IREV”). Under the terms of the sale agreements, IREV obtained a $4,000,000 mortgage from The Chase Manhattan Bank to finance the purchase price of $4,000,000. IREV is a start-up corporation which will receive rents from STI and other tenants. STI has entered into a sale and lease back of half its New Jersey office building on December 31, 1997. The lease is classified as an operating lease. The annual lease payment over the life of the lease is $480,000. In February 2000, IREV sold the building to Silverline Holdings, Corp., the Company’s major shareholder.

10.    Intangible Assets

          On October 23, 1998, STI purchased substantially all the assets of Lorin Management Services Inc., Lorimar Services Inc. and Nova Technical Services Inc. for $2,257,467. STI entered into an eighty-month noncompete agreement with the former owner of those businesses. This acquisition has been accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16. Results of operations since the acquisition date have been included in the consolidated statement of income. The following table represents the allocation of the purchase price:

Property, plant and equipment	$ 18,215
Goodwill	1,609,252
Non-compete agreement	630,000

$2,257,467

          The asset purchase agreement provides for contingent payments to the sellers upon the achievement of certain financial performance measures through the year 2000. During the period ended December 31, 1999, STI accrued an additional $692,508 relating to the achievement of these measures. Additional consideration, if any, contingently issuable to the sellers in 2000, will be recorded by the Company only after achievement of such financial performance measures.

          On April 19, 2000, STI purchased substantially all the assets of CIT Canada Inc., for $4,153,240. This acquisition has been accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16. Results of operations since the acquisition date have been included in the statement of income.

          The following table represents the allocation of the purchase price:

Property, Plant, and equipment	$ 378,573
Goodwill	8,129,803
Other liabilities	(4,355,136)

$4,153,240

          On September 30, 2000, STI purchased substantially all the assets of Megasys Software Services, Inc., from Aris Staffing Corporation, for $6,225,000. This acquisition has been accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16. Results of operations since the acquisition date have been included in the statement of income.

          The following table represents the allocation of the purchase price:

Property, Plant, and equipment	$ 235,694
Goodwill	5,995,486
Other liabilities	(6,180)

$6,225,000

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           Intangible assets are as follows:
	December 31,		(Unaudited) September 30, 2000
	1998	1999
Goodwill	$5,038,170	$5,730,678	$20,466,972
Non-compete agreement	630,000	630,000	630,000
Accumulated amortization	(1,126,628)	(1,987,180)	(2,933,242)

Total	$4,541,542	$4,373,498	$18,163,730

          Amortization expense for the years ended December 31, 1997, 1998, 1999 and for the nine months ended September 30, 1999 and September 30, 2000 was $1,409,106, $599,926, $860,552, $554,825 and $946,062 respectively.

11.    Related Parties

          1.  During 1997, STI made payments on behalf of Mr. Ravi Subramanian, the Company’s Chairman, totaling $27,251. The amount was repaid to STI by Mr. Ravi Subramanian during 1998.

          2.  At December 31, 1997, STI had a receivable from ITV of $207,811.

          3.  At December 31, 1998, STI had receivables from Mr. Ravi Subramanian, the Chairman, and from Lorimar Services Inc. of $27,867 and $5,775, respectively. The amount due from Mr. Ravi Subramanian was repaid during 1999.

          4.  During 1998, STI loaned $165,307 to IREV, to be used in connection with special alterations and renovations to the Silverline Corporate Plaza building to be made by IREV at STI’s request. During the period ended December 31, 1999, STI had advanced further amounts of $505,437 for the purpose of carrying out further renovations. These amounts have been repaid as of December 31, 1999.

          5.  During 1999, STI made advances, in the form of payments made on behalf of Mr. Ravi Subramanian, its Chairman, totaling $787,640. The amount has been repaid as of December 31, 1999.

          6.  During 2000, the Company made advances, in the form of payments made on behalf of Mr. Ravi Subramanian, the chairman, totaling $1,855,000. The amount has been repaid as of September 30, 2000.

          7.  On January 1, 2000, International Real Estate Ventures, LLC (IREV) sold its New Jersey office building to Silverline Holdings, Inc. Silverline Holdings, is a start-up corporation which will receive rents from STI. During the nine months ended September 30, 2000, STI has paid rent of $540,000 to Silverline Holdings Inc.

          8.  In 1997, 1998, 1999, and nine months ended September 30, 2000, STI made advances of $947,165, $1,572,626, $3,558,911, and $9,834,783 respectively, in the form of payments made on behalf of Silverline Holdings, Corp. in connection with its corporate restructuring. As of September 30, 2000, $4,089,057 remains outstanding.

          9.  During 2000, STI, made advances to KS Software International, Inc., amounting to $1,000,000. The entire amount advanced has not been repaid as of September 30, 2000.

          10.  During the nine months ended September 30, 2000, the Company earned revenue of $3,100,000 and $1,413,525 from Expo 24-7Com Ltd and Unified Herbal.Com Ltd respectively. As of September 30, 2000, $2,125,000 and $1,413,525 are outstanding from Expo 24-7Com Ltd and Unified Herbal.Com Ltd. respectively.
SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    Investments

          On September 30, 2000, STI acquired 15 per cent of common stock at $5,000,000 in Unified Herbal.Com Limited, a company registered in the United Kingdom.

          On September 30, 2000, STI acquired 36 per cent of common stock at $6,566,387 in Expo24-7.Com Ltd., a company registered in the United Kingdom.

          Investments are as follows:

          Investments in equity securities (available for sale):

	December 31,		(Unaudited) September 30, 2000
	1998	1999
Spectrum Corporate Services Limited 100,000 Equity Shares of $0.23 each (Rs. 10)	$ 25,445	$ 25,445	$ 25,445
Industrial Development Bank of India 89,200 Equity Shares of $0.23 each (Rs. 10)	322,559	322,559	322,559
Unified Herbal.com Limited 15,582 shares of U.S.$0.0146 each (1 GB pence)	—	—	5,000,000
Expo 24-7.com Limited 333,945 shares of U.S. $1.46 each (1 GB pound)	—	—	6,566,387
Less: unrealized loss	(232,118)	(232,615)	(234,351)

Total	$ 115,886	$ 115,389	$11,680,040

13.    Other Accrued Liabilities

          Other accrued liabilities are as follows:

	December 31,		(Unaudited) September 30, 2000
	1998	1999
Taxes payable	$1,845,210	$3,264,232	$4,026,224
Other current liabilities	1,431,206	479,693	2,527,845
Unclaimed dividend	278,212	144,160	132,524
Dividend payable	1,227,216	—	2,241,037

Total	$4,781,844	$3,888,085	$8,927,630

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Lines Of Credit, Long-Term Debt and Capital Lease Obligations

          The long term debt and capital lease obligations are as follows:

	December 31,		Unaudited September 30, 2000
	1998	1999
Foreign currency term loans from IDBI under equipment finance plan	$3,096,675	$ —	$ —
Columbia Savings Bank—loan	462,500	312,500	187,500
Bank of Baroda (New York)	1,125,000	937,500	726,563
Chase Manhattan Bank—loan	1,125,000	937,500	726,563
Cash credit from banks	984,048	—	—
Bank of Baroda—CIT acquisition loan	—	—	2,976,620
Chase Manhattan Bank—CIT acquisition loan	—	—	2,976,620
Royal Bank of Canada—CIT loans	—	—	3,040,373
Capital lease obligations	190,471	279,614	237,406

Total	6,983,694	2,467,114	10,871,645
Less: current portion	1,473,290	2,150,382	7,723,632

Long term debt and capital lease obligation	$5,510,404	$ 316,732	$3,148,013

          The future minimum capital lease payments as of December 31, 1999 are as follows:

Year ending December 31
2000	$ 171,155
2001	135,001
2002	52,228
2003	20,698
2004	3,169

Total minimum lease payments	382,251
Less: amount representing interest	(102,637)

Present value of net minimum capital lease payments	279,614
Less: current portion of obligations under capital leases	(123,827)

Obligations under capital leases	$ 155,787

          The loan maturities in the next five years are as follows:

Year ending December 31,
2000	$2,025,000
2001	150,000
2002	12,500
2003	—
2004	—

Total maturities	$2,187,500

          1.  The term loans from IDBI were secured by a personal guarantee of directors, an equitable mortgage on the Company’s registered office premises at Mumbai and a first lien by way of collateralizing all movables, having pari-passu rights, subject to prior charges of the Company’s bankers towards working capital facilities. During 1999, the Company repaid all the foreign currency term loans and has obtained release of all liens.

          2.  The loan payable to Columbia Savings Bank is collateralized by equipment and is payable in 60 equal installments of $12,500 plus interest calculated at a rate of prime plus  3 /4%. Final payment is due December 31, 2001.

          3.  The loan payable to The Chase Manhattan Bank and Bank of Baroda (New York) is collateralized by equipment and receivables and is payable in 17 equal monthly installments of $46,875 plus interest calculated at a rate of prime beginning May 1, 1999. The final balloon payment of $1,453,125 is due October 1, 2000.

          4.  Capital lease obligations on amounts payable in monthly installments of principal and interest of $5,560 and $556 through the years 2002 and 2004 respectively, and in quarterly installments of principal and interest of $8,538, $8,491 and $5,017 through the years 2000, 2001 and 2004 respectively.

          5.  The loan payable to Chase Manhattan Bank & Bank of Baroda—CIT acquisition loan together is collateralized by receivables and is payable in 180 days at the rate of interest of 9.5%. The final payment was due and repaid by October 18, 2000.

          6.  STI has a loan agreement with The Chase Manhattan Bank and the Bank of Baroda (New York) providing for aggregate lines of credit including an overdraft protection provision not to exceed $19,000,000. Interest is calculated at a variable rate. At December 31, 1997, 1998 and 1999, the bank’s variable rate was 8.50%, 7.75% and 8.25%, respectively. As part of this agreement, outstanding letters of credit reduce the available amount of overdraft provision. At December 31, 1997, 1998 and 1999, STI had posted standby letters of credit of $737,000, $1,490,000 and $1,095,000, respectively. The loan is secured by all movable assets including equipment and receivables of the Company and is guaranteed by Mr. Ravi Subramanian, the Company’s Chairman.

          7.  STL had utilized credit of $0.39 million under the export finance facility, as of December 31, 1999. Interest rates on export finance are based on Reserve Bank of India directives issued from time to time basis. Interest on cash credit facility is approximately 16-17% per annum which has been repaid.

          8.  The working capital facilities extended by Corporation Bank to the Company are secured by a first lien on the Company’s fixed assets including first equitable mortgage on the office premises at 1405-06, Maker Chambers V, Nariman Point, Mumbai 400 021, India. IDBI Bank facilities are secured by way of second lien on the Company’s fixed assets. As of September 30, 2000, the Company had not utilized any of its working capital facilities.
SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.    Stockholders’ Equity

          The Company has only one class of equity share denominated in Indian Rupees. The changes in equity shares during the years 1997, 1998, 1999 and the nine months ended September 30, 2000 are as follows:

	Equity Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Expense)	Deferred stock based compensation	Total Shareholders’ Equity
	Number of Shares	Par value
Balance as of December 31, 1996	37,949,970	$11,977,221	$ 3,011,655	$ 9,556,736	$(1,571,482)		$ 22,974,130
Adjustments (1)	4,500,000	1,260,000	7,047,533	1,412,655	—		9,720,188

	42,449,970	13,237,221	10,059,188	10,969,391	(1,571,482)		32,694,318
Cash dividends declared				(1,327,767)			(1,327,767)
Common stock		510					510
Issuance of warrants			4,348,093	(4,348,093)			—
Currency translation adjustment/ gains and losses on sale of investments					(1,236,752)		(1,236,752)
Net income				4,325,143			4,325,143

Balance as of December 31, 1997	42,449,970	13,237,731	14,407,281	9,618,674	(2,808,234)		34,455,452
Cash dividends declared				(1,276,351)			(1,276,351)
Currency translation adjustment/ gains and losses on sale of investments					(738,220)		(738,220)
Net income				10,838,800			10,838,800

Balance as of December 31, 1998	42,449,970	13,237,731	14,407,281	19,181,123	(3,546,454)		43,279,681
Cash dividends declared				(1,696,613)			(1,696,613)
Common stock	22,050,030	5,067,801	6,052,640				11,120,441
Deferred stock-based compensation			2,696,551			(2,696,551)	—
Currency translation adjustment/ gains and losses on sale of investments					(395,789)		(395,789)
Amortization of stock based compensation						532,065	532,065
Net income				15,800,557			15,800,557

Balance as of December 31, 1999	64,500,000	18,305,532	23,156,472	33,285,067	(3,942,243)	(2,164,486)	68,640,342
Cash dividends declared (unaudited)				(2,734,066)			(2,734,066)
Common stock—issue of ADS (unaudited)	8,700,000	1,944,134	106,805,866				108,750,000
Currency translation adjustment/gains and losses on sale of investments (unaudited)					(3,826,912)		(3,826,912)
Advance from issue of stock options (unaudited)							—
ADS issue expenses (unaudited)			(9,787,953)				(9,787,953)
Amortization of stock based compensation (unaudited)						1,838,157	1,838,157
Net income (unaudited)				23,994,479			23,994,479

Balance as of September 30, 2000 (unaudited)	73,200,000	$20,249,666	$120,174,385	$54,545,480	$(7,769,155)	$(326,329)	$186,874,047

(1)	Amounts reflect adjustments to consider acquisition of STI by STL as entities under common control in a manner similar to a pooling-of-interest.
SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           In May 1999, the Company sold 22,050,030 equity shares to Silverline Holdings Corp., its major shareholder, pursuant to a warrant issued in December 1997, for net proceeds of $11,120,441. The proceeds from the stock issuance were used for expansion of the Company’s facilities in India.

          In June 2000, the Company by a prospectus registered with the Securities and Exchange Commission, U.S.A., made an issue of 4,350,000 American Depositary Shares (ADS) of $25 each (representing 8,700,000 equity shares at a par value of $0.23 each) aggregating to $101,137,500 (net of expenses $7,612,500).

Authorized Share Capital

          The authorized equity shares of the Company for the years 1998 and 1999 and as of September 30, 2000 were 60 million, 85 million and 85 million respectively.

16.    Extraordinary Item

          Principally using the proceeds received from the sale of the US subsidiary’s building, on December 31, 1997, STI retired two outstanding term loans. These loans were retired through the payment of $1,872,015 to the lender, which included accrued interest and prepayment penalties. As a result of this transaction, the Company recognized an extraordinary after tax loss of $10,105. The income tax benefit associated with the loss on extinguishment was $7,600 and the basic and diluted loss per share, net of tax, was less than $0.01.

          In 1999, the Company used internally generated funds to prepay foreign currency outstanding loans of $3,787,675. For this purpose, the Company had to incur a prepayment penalty of $374,624 (net of zero income tax benefit). The loss per share due to this prepayment was $0.01.

17.    Employee Benefit Plans

Gratuity

          The entire liability on this account is accrued based on actuarial valuation as of March 31 each year and funded with Life Insurance Corporation Of India (LIC). On funding with LIC, the Company does not have any further liability.

          As of December 31, 1999, the Company had obtained an actuarial valuation of the liability and has accrued the same. The amount accrued is $11,100, shown in other accrued liabilities. As of September 30, 2000, the liability has been estimated and accrued and shown in other accrued liabilities at $12,492.
SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Superannuation

          The entire liability on this account is accrued based on actuarial valuation as of March 31 each year and funded with Life Insurance Corporation Of India (LIC). On funding with LIC, the Company does not have any further liability.

          As of December 31, 1999, and nine months ended September 30, 2000 the Company has estimated the liability and accrued the same at $15,762 and $7,533 respectively and shown in other accrued liabilities.

18.    Commitment and Contingencies

          The Company had various letters of credit outstanding to different vendors aggregating $100,000 and $32,843 as of December 31, 1998 and 1999, respectively. No letters of credit were outstanding as of September 30, 2000. The letters of credit are generally established for the import of hardware, software and other capital items.

          The Company has contingent liabilities in respect of counter guarantees given by the Company which aggregate $95,783, $85,819 and $116,511 as of December 31, 1998, 1999 and September 30, 2000 respectively.

          STI has total rent and lease expense for the years-ended December 31, 1997, 1998, 1999 and nine months ended September 30, 2000 of $764,080, $1,086,645, $1,052,368 and $901,300 respectively.

          Included in total rent and lease expense noted above was rent expense pertaining to office facilities for 1997, 1998, 1999 and nine months ended September 30, 2000 of $338,442, $748,899, $702,658 and $812,210 respectively. STI has long-term operating leases for its office facilities in Illinois. STI also leases other office facilities under short-term (one year or less) leases. In conjunction with the sale of the New Jersey office building, STI has entered into a long-term operating lease for that facility expiring December 30, 2012 with two optional five year extensions. As of September 30, 2000, future minimum lease payments are as follows:

	Total	Illinois office	Other offices	NJ office
Year ending December 31,
2000 (3 months)	$ 221,629	$19,287	$22,342	$ 180,000
2001	886,515	77,148	89,367	720,000
2002	797,148	77,148	—	720,000
2003	797,148	77,148	—	720,000
2004	732,858	12,858	—	720,000
2005	720,000		—	720,000
Thereafter	4,320,000		—	4,320,000

Total future minimum lease payments	$8,475,298

          The Company has various operating leases for automobiles, furniture and equipment expiring at various times through 2002. Rent expense for the years ended December 31, 1997, 1998, 1999 and nine months ended September 30, 2000 for such operating leases were $475,638, $337,746, $349,710 and $351,656 respectively. As of September 30, 2000, future minimum lease payments are as follows:

Year ending December 31,
2000 (3 months)	$ 119,154
2001	675,863
2002	262,091

Total future minimum lease payments	$1,057,108

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.    Litigation

          The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of the operations or the financial position of the Company.

20.    Recent Accounting Pronouncements

          The Financial Accounting Standards Board (FASB) issued Statement Of Financial Accounting Standards No. 133— Accounting for Derivative Financial Instruments and Hedging Activities (SFAS-133) in June 1998 effective for the year ending March 31, 2000. This statement was amended by SFAS No. 138 in June 2000 to further clarify SFAS No. 133.

          The Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS 133 and SFAS 138 are not anticipated to have any significant impact on the Company’s financial position or operation, as the company is not engaged in these activities.

          In December 1999, the Securities and Exchange Commission (or “SEC”) issued Staff Accounting Bulletin No. 101 (or “SAB 101”), “Revenue Recognition in Financial Statements.” SAB 101 summarizes certain of the SEC’s views in applying generally accepted accounting principles to revenue recognition in financial statements. Silverline is required to adopt SAB 101 in the fourth quarter of 2000. Silverline anticipates that the adoption of SAB 101 will not have a significant impact on our financial statements.

          The Financial Accounting Standards Board issued FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation—an interpretation of APB Opinion No. 25” (FIN 44) in March 2000 effective July 1, 2000 prospectively to new awards, exchanges or modifications of awards and changes in grantee status, with minor exception.

21.    Year 2000

          Certain organizations anticipated that they will experience operational difficulties at the commencement of Year 2000. The Company undertook projects to ensure compliance verification of the organizations’ computer software. These projects could have adverse effect on Company’s operations by virtue of claims on the Company. The Company has not received any such claims to date.

22.    Employees’ Stock Option Plan (ESOP):

ESOP for India Employees:

          1.  The Company has established an “Employees Stock Option Plan” (ESOP) for the benefit of the employees, as approved by the shareholders of the Company. In terms of the Plan, the Company has granted 1,000,000 options convertible into equity shares on a one-to-one basis at a price of $9.77 per equity share on November 12, 1999, the date of the grant. The allocation of the grant is based on future performance and continuous loyalty. All the options have been granted on November 12, 1999 with vesting period as below:

April 1, 2001	237,037	Options
April 1, 2002	312,960	Options
April 1, 2003	450,003	Options

Total	1,000,000

          Each employee has a choice of exercising his/ her option either upon vesting or April 1 following each vesting date by paying the price of $9.77 each. Options not exercised before the last vesting date shall lapse.
SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           2.  The shareholders of the Company at their meeting held on November 5, 1999 approved and granted the issuance of 2,000,000 options convertible into equity shares at a price of $8.39 each to the “Silverline Group of Companies Employees Welfare Trust”, for the benefit of the employees of the Company. Such options vest as follows:

June 30, 2000	1,533,000	Options
July 31, 2000	467,000	Options

Total	2,000,000

          These options vest in the nine-month period ended September 30, 2000. However, under Indian law, these options can be exercised within 18 months from the date of grant. No employee has exercised his/ her options till September 30, 2000.

ESOP (ADS-linked) for non- India Employees:

          The shareholders of the Company at their meeting held on March 21, 2000 authorized the Board of Directors to offer an Employee Stock Option Plan linked with American Depositary Shares. The Company constituted a Compensation Committee (consisting of independent directors of the Company) to evolve the plan for such option. Based on the plan, the Company granted 1 million American Depositary Shares on following terms:

          Issue Price of Option: $25 per American Depositary Shares (representing 2 equity shares of Silverline) which was the issue price of the ADS offering of Silverline on the NYSE on June 20, 2000.

Date of grant:	June 20, 2000
Vesting period:	October 1, 2000 to July 1, 2003
Exercise period:	2 years 10 months from date of vesting

          As the vesting period for this plan is after September 30, 2000, deferred compensation, if any, shall be recognized subsequently.

          The Company has recognized deferred compensation expense in connection with its employee stock option plans using the intrinsic value method. As of December 31, 1999, the Company had recorded $2,696,551 of deferred compensation expense, which is being amortized to expense over the vesting period of the options. During 1999 and for the nine months ended September 30, 2000, the Company recognized $532,065 and $1,838,157 in stock-based compensation expense.

          The following table is a summary of stock option plans activity for the years shown:

	Options	Weighted average exercise price	Options exercisable	Weighted average exercise price
Balance, December 31, 1998	0	$ 0	—	—
Granted	3,000,000	8.85	—	—
Exercised	0		—	—
Cancelled	0		—	—

Balance, December 31, 1999	3,000,000	8.85	—	—

Granted	2,000,000	25.00	3,000,000	8.85
Exercised	—		—	—
Cancelled	—		—	—

Balance, September 30, 2000	5,000,000	$15.31	—	—

SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

           The following table summarizes information for options outstanding and exercisable at September 30, 2000:

Range of Prices	Number	Outstanding Weighted Average remaining life	Weighted Average exercise price	Options Exercisable
				Number	Weighted Average exercise price
$ 8.39	2,000,000	1.58 years	8.39	0	0
9.77	1,000,000	3.59 years	9.77	0	0
$25.00	2,000,000	2.83 years	25.00	0	0

          If compensation expense for the Company’s stock option has been recognized based on the fair value on the grant date under the methodology prescribed by FAS 123, the Company’s income from continuing operations and earnings per share for the year ended December 31, 1999 would have been impacted as shown in the following table (in thousands, except per share).

1999
Reported income from continuing operations	$21,310
Pro forma income from continuing operations	19,767
Reported diluted earnings per share from continuing operations	0.33
Pro forma diluted earnings per share from continuing operations	0.31

          The fair value of options granted, which is amortized to expense over the options vesting period in determining the pro forma impact, is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

1999
Expected life of option (in years)	1.5415
Risk-free interest rate	5%
Expected volatility of Silverline stock	100%
Expected dividend yield on Silverline stock	—

          The weighted average fair value of options granted during 1999 is as follows:

1999
Fair value of each option granted	$ 3.98
Total number of options granted (in millions)	2.00
Total fair value of all options granted (in millions)	$11.90

23.    Subsequent Events

          On October 27, 2000, the Company announced a definitive agreement providing for the complete acquisition of SeraNova Inc. Edison N.J.U.S.A, in an all stock deal valued at $99 million. The Company has also agreed to take over outstanding debts of SeraNova Inc. U.S.A of $20 million. The stock deal would be in the ratio of 0.35 of Silverline American Depositary Share (equivalent to 0.70 Common stock of $0.23 each) for every common share of SeraNova Inc. U.S.A. The Company’s American Depositary Shares were traded at $15.875 per ADS on that day. This acquisition is to be approved by common stockholders of both the companies and by the regulatory authorities in India and United States of America.

          On October 3, 2000, the Company commenced an acquisition agreement providing for the complete acquisition of Sky Capital International Limited in an all cash deal for $22 million. The Company has also agreed to take over the current liabilities of Sky Capital International.
SILVERLINE TECHNOLOGIES LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.    Segment Data

          The Company operates in one segment as one of India’s providers of information technology services. The following geographic area data include sales based on customer location and total assets based on physical location.

	For the Year Ended			(Unaudited) Nine months ended September 30, 2000
	1997	1998	1999
Sales
USA and Europe	$38,817,520	$49,270,374	$73,508,762	$ 80,040,143
Far East and Japan	6,886,092	9,586,073	13,049,135	18,245,397
India and other countries	1,065,015	1,363,011	1,019,011	2,165,340

Total	$46,768,627	$60,219,458	$87,576,908	$100,450,880

Total Assets
USA and Europe	$25,229,020	$32,747,633	$36,746,739	$105,014,139
Far East and Japan	—	—	—	—
India and other countries	31,995,258	36,527,515	53,063,253	123,494,768

Total	$57,224,278	$69,275,148	$89,809,992	$228,508,907

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SeraNova, Inc.:

          We have audited the accompanying combined balance sheets of SeraNova, Inc. (a New Jersey corporation) and affiliates as of December 31, 1999 and 1998 and the related statements of operations, shareholders’ equity and cash flows for the year ended December 31, 1999, the nine-month period ended December 31, 1998 and the year ended March 31, 1998. These financial statements are the responsibility of SeraNova’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SeraNova, Inc. and affiliates as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the year ended December 31, 1999, the nine-month period ended December 31, 1998 and the year ended March 31, 1998, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Roseland, New Jersey
March 6, 2000 (except with respect to the first
paragraph of Note 13 as to which the date is
March 14, 2000, the net income (loss) per
share disclosure in Note 2 as to which the
date is May 12, 2000, and the seventh and
eighth paragraphs, the first two sentences
of the ninth paragraph, and the twelfth
paragraph of Note 13 as to which the
date is July 14, 2000.)

SERANOVA, INC. AND AFFILIATES

COMBINED BALANCE SHEETS
(in thousands, except per share and share data)

	September 30, 2000	December 31, 1999	December 31, 1998
	(unaudited)
ASSETS
Current assets:
Cash	$ 4,911	$ 611	$ 677
Accounts receivable, net of allowance for doubtful accounts of $1,481, $353 and $207, respectively	17,154	7,456	3,096
Unbilled services	8,782	3,680	900
Deferred tax assets	3,670	—	—
Other current assets	1,580	769	286

Total current assets	36,097	12,516	4,959
Property and equipment, net	8,500	2,863	816
Intangible assets, net	2,871	3,492	—
Other assets	739	9	—

Total assets	$48,207	$18,880	$5,775

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$ 37	$ 120	$ —
Note payable to Intelligroup	11,686	8,397	1,779
Lines of credit	9,921	—	—
Accounts payable	2,472	872	526
Accrued payroll and related costs	2,436	1,551	1,039
Accrued expenses and other liabilities	2,730	2,352	2,039

Total current liabilities	29,282	13,292	5,383
Long-term debt, net of current portion	580	618	—

Total liabilities	29,862	13,910	5,383

Preferred stock, $0.01 par value, 5,000,000 shares authorized, 800 shares of 6% Series A convertible preferred stock issued and outstanding	7,280	—	—
Common stock warrants	690	—	—

Commitments

Shareholders’ equity:
Common stock, $.01 par value, 40,000,000 shares authorized, 17,460,883, 16,629,413 and 16,629,413 shares issued and outstanding as of September 30, 2000 and December 31, 1999 and 1998	175	167	167
Additional paid-in capital	17,558	—	—
Intelligroup investment	—	7,083	1,186
Accumulated deficit	(7,378)	(2,246)	(985)
Currency translation adjustment	20	(34)	24

Total shareholders’ equity	10,375	4,970	392

Total liabilities and shareholders’ equity	$48,207	$18,880	$5,775

The accompanying notes to combined financial statements are an integral part of these statements.

SERANOVA, INC. AND AFFILIATES

COMBINED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the nine months ended September 30,		For the year ended December 31, 1999	For the nine-month period ended December 31, 1998	For the year ended March 31, 1998
	2000	1999
	(unaudited)
Revenues	$59,287	$27,073	$39,795	$12,438	$8,995
Cost of sales	29,550	15,606	22,475	7,315	4,797

Gross profit	29,737	11,467	17,320	5,123	4,198

Selling, general and administrative expenses	35,062	9,797	17,605	5,106	3,812
Depreciation and amortization	1,862	630	1,131	102	133

Total operating expenses	36,924	10,427	18,736	5,208	3,945

Operating income (loss)	(7,187)	1,040	(1,416)	(85)	253
Other income (expense), net	(879)	(37)	(80)	(66)	13

Income (loss) before income taxes	(8,066)	1,003	(1,496)	(151)	266
Provision (benefit) for income taxes	(2,934)	449	(235)	401	519

Net income (loss)	$(5,132)	$ 554	$(1,261)	$ (552)	$ (253)

Net income (loss) per common share—basic and diluted	$ (0.30)	$ 0.03	$ (0.08)	$ (0.03)	$(0.02)

Shares used in per share calculation of net income (loss)—basic and diluted	17,236	16,629	16,629	16,629	16,629

The accompanying notes to combined financial statements are an integral part of these statements.

SERANOVA, INC. AND AFFILIATES

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Common stock	Intelligroup investment	Additional paid-in- capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity and comprehensive income (loss)
Balance—March 31, 1997	$167	$ 534	$ —	$ (180)	$15	$ 536
Net loss	—	—	—	(253)	—	(253)
Foreign currency translation	—	—	—	—	(68)	(68)

Comprehensive loss						(321)
Net transfers from Intelligroup, Inc	—	26	—	—	—	26

Balance—March 31, 1998	167	560	—	(433)	(53)	241
Net loss	—	—	—	(552)	—	(552)
Foreign currency translation	—	—	—	—	77	77

Comprehensive loss						(475)
Net transfers from Intelligroup, Inc	—	626	—	—	—	626

Balance—December 31, 1998	167	1,186	—	(985)	24	392
Net loss	—	—	—	(1,261)	—	(1,261)
Foreign currency translation	—	—	—	—	(58)	(58)

Comprehensive loss						(1,319)
Net transfers from Intelligroup, Inc	—	5,897	—	—	—	5,897

Balance—December 31, 1999	167	7,083	—	(2,246)	(34)	4,970
Net loss (unaudited)	—	—	—	(5,132)	—	(5,132)
Foreign currency translation (unaudited)	—	—	—	—	54	54

Comprehensive loss (unaudited)						(5,078)
Net transfers from Intelligroup, Inc. (unaudited)	—	483	—	—	—	483
Sale of 831,470 shares of common stock	8		9,992	—	—	10,000
Reclassification of Intelligroup investment to additional paid-in capital	—	(7,566)	7,566	—	—	—

Balance—September 30, 2000 (unaudited)	$175	$ —	$17,558	$(7,378)	$20	$10,375

The accompanying notes to combined financial statements are an integral part of these statements.

SERANOVA, INC. AND AFFILIATES

COMBINED STATEMENTS OF CASH FLOWS
(in thousands)

	For the nine months ended September 30,		For the year ended December 31, 1999	For the nine-month period ended December 31, 1998	For the year ended March 31, 1998
	2000	1999
	(unaudited)
Cash flows from operating activities:
Net income (loss)	$ (5,132)	$ 554	$(1,261)	$ (552)	$ (253)
Adjustments to reconcile net income (loss) to net cash used operating activities:
Depreciation and amortization	1,862	630	1,131	102	133
Provision for doubtful receivables	1,489	115	189	140	127
Deferred taxes	(3,670)	—	—	—	—
Changes in assets and liabilities, net of acquired business:
Accounts receivable	(11,186)	(4,001)	(3,766)	(1,068)	(1,066)
Unbilled services	(5,102)	(2,683)	(2,662)	(648)	(248)
Other current assets	(811)	(23)	(425)	(174)	(71)
Other assets	(730)	(17)	(5)	—	—
Accounts payable	1,600	(5)	288	250	139
Accrued payroll and related costs	885	420	410	74	(32)
Accrued expenses and other liabilities	378	1,777	8	1,410	418

Net cash used in operating activities	(20,417)	(3,233)	(6,093)	(466)	(853)

Cash flows from investing activities:
Purchase of business, net of cash acquired	—	(2,186)	(2,186)	—	—
Capital expenditures	(6,878)	(659)	(2,175)	(603)	(7)

Net cash used in investing activities	(6,878)	(2,845)	(4,361)	(603)	(7)

Cash flows from financing activities:
Loans from Intelligroup	15,001	2,958	6,618	894	886
Repayment of loans	(11,833)	(80)	(109)	(219)	(302)
Net borrowing under line of credit	9,921	—	—	—	—
Proceeds from sales of Series A preferred stock and warrants	7,970	—	—	—	—
Proceeds from sale of common stock	10,000	—	—	—	—
Net transfers from Intelligroup	483	2,870	3,937	626	26

Net cash provided by financing activities	31,542	5,748	10,446	1,301	610

Effect of exchange rate changes on cash and cash equivalents	53	(26)	(58)	77	(17)

Increase (Decrease) in cash and cash equivalents	4,300	(356)	(66)	309	(267)
Cash and cash equivalents, beginning of period	611	677	677	368	635

Cash and cash equivalents, end of period	$ 4,911	$ 321	$ 611	$ 677	$ 368

Supplementary disclosures of cash flow information:
Cash paid for interest	$ 322	$ 55	$ 81	$ 17	$ 6
Cash paid for income taxes	$ 17	$ 8	$ 229	$ 361	$ 84

The accompanying notes to combined financial statements are an integral part of these statements.

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1—SeraNova

          SeraNova, Inc. (“SeraNova”) is a provider of strategic eBusiness services, including busi ness-to-business solutions. SeraNova’s services include strategic consulting, design, implementation and management of eBusiness systems. SeraNova serves e-business solution needs of Global 5000 as well as emerging internet based companies through rapid conception, creation and deployment of innovation internet and portal-based solutions.

          SeraNova was incorporated under the name Infinient, Inc. in the State of New Jersey on September 9, 1999 and issued 100 shares to Intelligroup, Inc. (“Intelligroup”) on such date. Effective on January 1, 2000, Intelligroup contributed the assets and liabilities of its Internet solutions group, including SeraNova India which commenced operations in October 1999, the capital stock of Network Publishing, Inc. and the capital stock of the Azimuth Companies to SeraNova in exchange for 900 shares of the common stock of SeraNova, $0.01 par value per share (the “Formation”). The Formation was accounted for using the carryover basis of accounting. The accompanying combined financial statements include the accounts and operations of the Internet solutions group since its inception in 1997, Network Publishing, Inc. from the date of its acquisition by Intelligroup (January 8, 1999) and the Azimuth Companies for all periods presented (see Note 3). Intelligroup acquired the Azimuth Companies in a transaction accounted for as a pooling of interests and Network Publishing, Inc. through a purchase acquisition.

          SeraNova began operations in India in October of 1999 and the United Kingdom in November of 1999. Results of operations and financial information since inception have been included in the accompanying combined financial statements.

          Intelligroup has proposed to distribute to its shareholders of all of the SeraNova shares of common stock it holds. For each common share of Intelligroup stock held, one share of SeraNova common stock is anticipated to be issued. SeraNova intends to split the number of its outstanding shares on the record date of such dividend so that the number of SeraNova’ s outstanding shares shall equal the number of outstanding shares of Intelligroup. The spin-off is subject to certain conditions and approvals.

          SeraNova has not operated as a separate company and faces the risks and uncertainties encountered by companies in the early stages of development such as managing growth, intense competition, expansion both domestically and internationally and rapidly changing technology. In the past, SeraNova has relied on Intelligroup for many administrative services and financial support. SeraNova has entered into various agreements with Intelligroup (see Note 4) and is currently exploring various alternative financing options.

          Effective April 1, 1998, SeraNova changed its year end from March 31 (the Azimuth Companies former year end) to December 31. All significant intercompany balances and transactions have been eliminated.

NOTE 2—Summary of Significant Accounting Policies

Interim Financial Information

          The consolidated/combined financial statements and accompanying financial information as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999 are unaudited and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) which SeraNova considers necessary for a fair presentation of the financial position of SeraNova at such dates and the operating results and cash flows for those periods. Results for interim periods are not necessarily indicative of results for the entire year.

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

          Cash and cash equivalents consist of investments in highly liquid short-term instruments, with maturities of three months or less from date of purchase.

Revenue Recognition

          SeraNova generates revenue from professional services rendered. Revenue is recognized as services are performed with the corresponding cost of providing those services reflected as cost of sales. Substantially all customers are billed on a per diem basis whereby actual time is charged directly to the customer. Billings to customers for out-of-pocket expenses are recorded as a reduction of expenses incurred. Unbilled services represent services provided which are billed subsequent to the respective period end. SeraNova anticipates all such amounts to be realized within the following year.

Property and Equipment

          Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets (five years). Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life (ten years). Cost of maintenance and repairs are charged to expense as incurred.

Intangible Assets

          Intangible assets as of September 30, 2000 and December 31, 1999 include goodwill of $3,922,000 and other intangibles totaling $139,500 less accumulated amortization of $1,190,000 and $569,000, respectively, that was attributable to the acquisition of Network Publishing, Inc. (see Note 3). These intangible assets are being amortized over the estimated useful lives of 5 years using the straight-line method. Amortization expense was $621,000 for the nine months ended September 30, 2000 and $569,000 for the year ended December 31, 1999.

Allowance for Doubtful Accounts

          SeraNova provides an allowance for doubtful accounts based upon a review of outstanding receivables as well as historical collection information. Credit is granted to substantially all customers on an unsecured basis. In determining the amount of allowance, management is required to make certain estimates and assumptions. The provision for doubtful accounts totaled $189,000, $140,000 and $127,000 for the year ended December 31, 1999, the nine months ended December 31, 1998 and the year ended March 31, 1998, respectively. Write-offs of accounts receivable totaled $43,000, $60,000 and $0 for the year ended December 31, 1999, the nine months ended December 31, 1998 and the year ended March 31, 1998, respectively.

Recoverability of Long-Lived Assets

          SeraNova reviews the recoverability of its long-lived assets on a periodic basis whenever events and circumstances have occurred that indicate the remaining balance may not be recoverable. The assessment for potential impairment is based primarily on SeraNova’s ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. SeraNova does not believe that any such events or changes in circumstances have occurred. The amount of impairment of goodwill and other intangibles would be determined as part of the long-lived asset grouping being evaluated utilizing undiscounted net income over the remaining life of the asset. Where goodwill is identified with assets subject to an impairment loss, the carrying amount of the identified goodwill would be eliminated before making any reduction of the carrying amounts of the impaired long-lived assets and identifiable intangibles.

Stock-Based Compensation

          Stock-based compensation is recognized using the intrinsic value method under APB No. 25. For disclosure purposes, pro forma net income (loss) impacts are provided as if the fair market value method has been applied.

Currency Translation

          Assets and liabilities relating to foreign operations are translated into US dollars using exchange rates in effect at the balance sheet date. Income and expenses are translated in US dollars using monthly average exchange rates during the year. Translation adjustments associated with assets and liabilities are excluded from income and credited or charged directly to shareholder’s equity.

          Foreign currency transaction gains and losses are recorded in other income (expense) in the combined statements of operations.

Concentrations

          One customer accounted for approximately 41% of the combined revenues of SeraNova for the nine months ended September 30, 2000. Accounts receivable as of September 30, 2000 attributable to this customer were $2,704,000. Another customer accounted for 11% of the revenues for the same period. Accounts receivable attributable to this customer were $2,447,000 as of September 30, 2000. No other customer accounted for more than 10% of the combined revenues of SeraNova for the nine months ended September 30, 2000.

          One customer accounted for approximately 28% of the combined revenues of SeraNova for the year ended December 31, 1999. Accounts receivable as of December 31, 1999 attributable to this customer was $1,960,000. Another customer accounted for 13% of revenues for the nine-month period ended December 31, 1998 (See Note 4). Accounts receivable attributable to this customer was $419,000 as of December 31, 1998. No other customer contributed in excess of 10% of the combined revenues for any other period. For the year ended December 31, 1999, six customers accounted for approximately 50% of SeraNova’s revenues.

Income Taxes

          SeraNova accounts for income taxes pursuant to SFAS 109, “Accounting for Income Taxes”, which uses the liability method to calculate deferred income taxes.

          The accompanying combined statements of operations reflect income taxes as if SeraNova filed a separate tax return. U.S. income taxes on undistributed earnings of foreign entities have not been provided as they are considered permanently invested.

Fair Value of Financial Instruments

          The carrying amounts of cash and cash equivalents, accounts receivable and debt approximate fair value because of the short-term nature of these instruments.

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Net Income (Loss) Per Share

          Net income (loss) per share—basic has been computed by dividing the net loss by the May 12, 2000 (the record date of the spin off) outstanding shares of common stock of Intelligroup and the weighted average number of shares sold to investors on March 14, 2000 (see Note 13).

          Net income (loss) per share—diluted has been computed by dividing the net loss by the May 12, 2000 outstanding shares of common stock of Intelligroup and the weighted average number of shares sold to investors on March 14, 2000 (see Note 13). Stock options (3,236,000 as of December 31, 1999) have not been included in the calculation since they are anti-dilutive.

          All common shares and per share amounts have been adjusted retroactively to give effect to a 16,629.413-for-one stock split effective May 12, 2000 relating to the spin-off.

NOTE  3—Business Combinations

          On November 25, 1998, Intelligroup consummated the acquisition of all of the outstanding capital stock of Azimuth Consulting Limited, Azimuth Holdings Limited, Braithwaite Richmond Limited and Azimuth Corporation Limited (collectively the “Azimuth Companies”). The acquisition of the Azimuth Companies was accounted for as a pooling of interests. The accompanying combined financial statements include the results of operations and financial position of the Azimuth Companies for all periods presented in accordance with pooling of interests accounting. As consideration for this acquisition, Intelligroup issued 902,928 shares of its common stock.

          On January 8, 1999, Intelligroup consummated the acquisition of all of the shares of outstanding capital stock of Network Publishing, Inc. The acquisition was accounted for utilizing the purchase method of accounting. The purchase price included an initial cash payment in the aggregate of $1,800,000 together with a cash payment of $200,000 to be held in escrow plus costs of the transaction, and resulted in costs in excess of fair value of net tangible assets acquired of $1,600,000. Such amount has been allocated to intangible assets (assembled workforce of $139,500) with the remainder assigned to goodwill. In addition, the purchase price included an earn-out payment of up to $2,212,650 in restricted shares of Intelligroup’s common stock payable on or before April 15, 2000 and a potential lump sum cash payment of $354,024 payable no later than March 31, 2000. In July 1999, Intelligroup and the former shareholders of Network Publishing, Inc. agreed to amend the agreements to eliminate the earnout and fix the additional consideration amount at $2,430,000 payable at the option of Intelligroup in Intelligroup’s common stock or cash. As of December 31, 1999, SeraNova has recorded this transaction as an increase to goodwill and equity. On January 8, 2000, Intelligroup made a cash payment of $340,000 and issued approximately 100,000 shares of its common stock to satisfy its obligation.

          The following unaudited pro forma information presents a summary of results of operations of SeraNova and Network Publishing, Inc. as if the acquisition had occurred on April 1, 1997.

	For the Nine-Month Period Ended December 31, 1998	For the Year Ended March 31, 1998
Revenues	$15,576,000	$12,393,000
Net loss	(571,000)	(559,000)
Net loss per common share— basic and diluted	$ (0.03)	$ (0.03)

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE  4—Related Party Transactions

          Prior to the Formation, Intelligroup accounted for the separate financial results of Network Publishing, Inc. and the Azimuth Companies. However, Intelligroup did not account separately for the U.S. internet business. In the preparation of the accompanying combined financial statements, SeraNova and Intelligroup have specifically identified all revenue, costs of sales, other income (expense), net and certain direct selling, general and administrative expenses incurred on behalf of SeraNova related to the U.S. internet operations. Other selling, general and administrative expenses have been allocated between Intelligroup and SeraNova based on either revenue generation, head count or occupancy, where applicable. The selling, general and administrative expenses captured and allocated by these methods pertain to only U.S. operations. Revenue, head count and occupancy percentages were calculated using only U.S. data for Intelligroup and SeraNova. SeraNova believes that allocated costs approximate the historical costs of SeraNova and that the allocation methods used are reasonable. For balance sheet purposes, the U.S. internet operation’s cash and payables are included in Intelligroup’s investment as they historically have not been accounted for separately.

          For the nine-month period ended December 31, 1998, one customer accounted for approximately $1.7 million, or 13%, of the combined revenues of SeraNova. An executive officer of such customer is currently a member of the Board of Directors of Intelligroup. SeraNova generated approximately $58,000 of revenue from such company during the year ended December 31, 1999. During the nine months ended September 30, 2000 and the year ended December 31, 1999, one customer accounted for approximately $879,000 and $105,000, respectively, of combined revenues of SeraNova. Accounts receivable for this customer was $535,000 and $0 as of September 30, 2000 and December 31, 1999, respectively. An executive officer of such customer is currently the chairman of SeraNova.

          Note payable to Intelligroup represents a calculation of net borrowing from Intelligroup as of December 31, 1999 and 1998 (See Note 13).

          SeraNova and Intelligroup have entered into the following agreements effective January 1, 2000.

Distribution Agreement

          This agreement between SeraNova and Intelligroup calls for distribution by Intelligroup on the Distribution Date of the SeraNova Common Stock owned by Intelligroup to the holders of Intelligroup Common Stock as of the Record Date, subject to certain conditions.

Services Agreement

          Under the terms of the services agreement, SeraNova has agreed with Intelligroup: (1) to share certain general and administrative expenses; and (2) for Intelligroup to provide SeraNova with other general, administrative services in exchange for a fee. The general and administrative expenses include payroll costs for shared employees, utilities costs, equipment expenses, taxes and office supplies. SeraNova’s cost for administrative services provided by Intelligroup will approximate $30,000 per month.

Contribution Agreement

          The assets and liabilities of Intelligroup’s Internet services business, as defined, were transferred by Intelligroup and certain of its subsidiaries to SeraNova effective January 1, 2000 subject to certain conditions being satisfied. The transfer may be subject to a post contribution adjustment, as defined. Some assignments and transfers may require prior consent by third parties and various filings or recordings with governmental entities.

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Space Sharing Agreement

          SeraNova has entered into a space sharing agreement with Intelligroup providing for the sharing by Intelligroup and SeraNova of Intelligroup’s office facilities, including the office facilities located in Edison, New Jersey at which SeraNova’s and Intelligroup’s principal executive offices are located. Under the space sharing agreement, the costs associated with leasing and maintaining facilities are, in general, allocated between Intelligroup and SeraNova on the basis of actual use of floor space. SeraNova’s space sharing costs will approximate $68,000 per month.

Tax Sharing Agreement

          SeraNova has entered into a tax sharing agreement with Intelligroup that governs the allocation of federal, state, local and foreign tax liabilities and related tax matters.

Note  5 — Commitments

Employment Agreements

          In September and October, 1999, SeraNova entered into three employment agreements with certain executive officers which expire through October 2002. The amount due under these contracts is approximately $1.1 million per year. Additionally, the contracts provided for the granting of options to purchase 1,711,464 shares of SeraNova’s common stock at $2.52 per share which was equal to the estimated fair market value of SeraNova’s common stock as of the grant date as determined by the board of directors (See Note 10). The options vest over a three year period.

Leases

          SeraNova leases various office space, office equipment and vehicles under operating leases expiring at various dates through December 2005. Rental expense for all leases approximated $2,521,000 and $600,000 for the nine months ended September 30, 2000 and 1999, respectively, $729,000 for the year ended December 31, 1999, $284,000 for the nine-month period ended December 31, 1998 and $388,000 for the year ended March 31, 1998, respectively. Future lease commitments are as follows:

For the years ended December 31,
2000	$ 736,000
2001	635,000
2002	586,000
2003	551,000
2004	611,000
Thereafter	479,000

$3,598,000

          Rental expense associated with the space sharing agreement with Intelligroup (Note 4) is not included in the above table.

Benefit Plans

          Employees of SeraNova were eligible to participate in the Intelligroup, Inc. Employee Retirement Plan (the “ Plan”). The Plan allows eligible employees to contribute up to 15% percent of their annual compensation, subject to the Internal Revenue Code’s statutory limitations. Effective January 1, 1999, contributions to the Plan by Intelligroup are made at the discretion of the Board of Directors, and the related expense specific to the SeraNova Plan were approximately $132,000 for the year ended December 31, 1999. There were no employer contributions to the Plan for the periods prior to January 1, 1999.

          Effective January 1, 2000, the SeraNova, Inc. Employee Retirement Plan was formed. As of this date, SeraNova employees will no longer be eligible to participate in the Intelligroup, Inc. Retirement Plan. SeraNova will contribute 50% of the first 4% of a participants contribution subject to the Internal Revenue Code’s statutory limitations.

NOTE 6 — Income Taxes

          The operating results of the domestic Internet solutions group have historically been included in the consolidated tax returns of Intelligroup and have been computed as if they were on a stand-alone basis. The tax accounts for Network Publishing, Inc. and the Azimuth Companies are reported based on individual tax returns filed by each company historically. The provisions for income taxes include the effect of certain temporary differences between amounts reported for tax purposes versus financial reporting.

          The provision (benefit) for income taxes was as follows:

	For the periods ended
	December 31, 1999	December 31, 1998	March 31, 1998
Current
Federal	$(560,000)	$163,000	$ 76,000
State	(55,000)	54,000	25,000
Foreign	363,000	386,000	450,000

Current	(252,000)	603,000	551,000

Deferred
Federal	15,000	(37,000)	(26,000)
State	2,000	(9,000)	(6,000)

Deferred	17,000	(46,000)	(32,000)

Total	$(235,000)	$557,000	$519,000

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

           The tax effects of the significant temporary differences which comprised the deferred tax assets and liabilities are as follows:

	December 31, 1999	December 31, 1998
Tax Deferred Assets:
Allowance for doubtful accounts	$ 124,000	$ 84,000
Vacation accrual	180,000	123,000
Foreign net operating loss carryforwards	81,000	75,000

Total deferred tax assets	385,000	282,000
Deferred Tax Liabilities:
Depreciation	(24,000)	(4,000)
Valuation allowance	(261,000)	(198,000)

Net deferred tax asset	$ 100,000	$ 80,000

Current	$ 304,000	$ 207,000
Non-current	57,000	71,000
Valuation	(261,000)	(198,000)

Net deferred tax asset	$ 100,000	$ 80,000

          SeraNova has provided a valuation allowance for all deferred tax assets of the Azimuth Companies and the start up operations in the United Kingdom due to the historical losses of these companies.

          The effective tax rate of SeraNova for each period presented is comprised of federal taxes on income of domestic operations at 34%. State taxes on domestic income totaled 4% of the effective tax rate. Other permanent items, including, among others, non-deductible entertainment expenses, totaled 3% of the effective rate while non-deductible amortization totaled 13% of the effective tax rate in 1999. The remaining difference between the statutory federal rate of 34% and SeraNova’s effective rates relates to taxes on income from foreign jurisdictions. Losses incurred in certain countries could not be offset by income from other countries thus resulting in high effective rate.

NOTE 7—Long-Term Debt

          Network Publishing, Inc. has entered into a $875,000 note payable with a bank dated April 25, 1997, secured by their equipment, furniture and fixtures. The note, which bears interest at the bank’s prime rate (8.5% percent as of December 31, 1999) plus 2%, matures on April 25, 2007. Principal and interest are payable in monthly installments. Interest expense for the periods ended September 30, 2000 and December 31, 1999 was $89,000 and $77,000, respectively. Included in current portion of long-term debt are other miscellaneous borrowings totaling $0 and approximately $48,000 as of September 30, 2000 and December 31, 1999, respectively. The aggregate amount of principal maturities of long-term debt as of December 31, 1999 are as follows:

2000	$120,000
2001	73,000
2002	81,000
2003	89,000
2004	99,000
Thereafter	276,000

$738,000

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 8—Property and Equipment

          Property and Equipment consist of the following (in thousands):

	September 30, 2000	December 31, 1999	December 31, 1998
Computers and software	$ 7,800	$ 2,839	$ 595
Furniture and equipment	3,015	1,191	796

	10,815	4,030	1,391
Accumulated depreciation	(2,315)	(1,167)	(575)

	$ 8,500	$ 2,863	$ 816

          Depreciation expense was $1,241, $561, $102 and $133 for the nine months ended September 30, 2000, the year ended December 31, 1999, the nine months ended December 31, 1998 and the year ended March 31, 1998.

NOTE 9—Accrued Expenses and Other Liabilities

          Accrued expenses and other liabilities consisted of the following (in thousands):

	September 30, 2000	December 31, 1999	December 31, 1998
Accrued expenses	$2,107	$2,053	$1,779
Advanced billings	261	83	64
Income taxes payable	362	216	196

Total	$2,730	$2,352	$2,039

NOTE 10—Stock Options

          On December 1, 1999 SeraNova adopted the SeraNova, Inc. 1999 Stock Plan covering its employees, officers and directors, and certain consultants, agents and key contractors. The maximum number of shares available for issuance under the Plan is 5,000,000 on a post split and spin-off basis, subject to certain adjustments. SeraNova has granted stock options with an exercise price at fair market value as described below. The Plan provides for both non-qualified and incentive stock options. Generally, options granted under the Plan vest in six equal installments at the end of each six month period after the date of grant and expire within ten years from the date of the grant and have an exercise price equal to the fair market value of SeraNova’s common stock on the date of grant.

          SeraNova has elected to follow APB No. 25 in accounting for its employee stock options. Accordingly, no compensation cost has been recognized. A summary of the stock option grants is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Options Outstanding, December 31, 1998	—	—	—
Options Granted, September 15, 1999	1,244,701	$2.52	$2.16
Options Granted, October 1, 1999	1,450,010	2.52	2.16
Options Granted, December 1, 1999	541,381	6.51	5.58

Options Outstanding, December 31, 1999 (none exercisable)	3,236,092	$3.19	$2.73

SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

           On January 1, 2000, pursuant to the 1999 stock plan, stock options were granted to purchase 1,407,575 shares of SeraNova’s common stock at an exercise price of $6.51 per share. On January 14, 2000, SeraNova granted stock options under the 1999 stock plan to purchase 260,000 shares of SeraNova’s common stock with an exercise price per share of $6.51.

          On July 6, 2000, pursuant to the 1999 stock plan, stock options were granted to purchase 799,635 shares of SeraNova’s common stock at an exercise price of $9.375 per share. On July 31, 2000, pursuant to the 1999 stock plan, stock options were granted to purchase 49,050 shares of SeraNova’s common stock at an exercise price of $7.594 per share. On August 31, 2000, pursuant to the 1999 stock plan, stock options were granted to purchase 60,000 shares of SeraNova’s common stock at an exercise price of $8.5625 per share. On November 30, 2000, pursuant to the 1999 stock plan, stock options were granted to purchase 26,800 shares of SeraNova’s common stock at an exercise price of $3.031 per share. In addition, on July 31, 2000 SeraNova’s granted stock options to purchase 40,800 shares of SeraNova’s common stock at an exercise price of $7.594 per share and on September 30, 2000 SeraNova granted options to purchase 50,000 shares of SeraNova’s common stock at an exercise price of $3.25 per share.

          The calculation of the option grant prices of SeraNova’s common stock was as follows: SeraNova multiplied SeraNova’s revenue contribution in the most recent quarter (SeraNova’s revenue as a percentage of the total consolidated revenue for Intelligroup) to the Intelligroup’s stock price as of the valuation date. Then SeraNova applied 100% premium to the implied price to obtain fair market value of SeraNova’s common stock.

          The fair value of option grants for disclosure purposes is estimated on the date of grant using the Black-Scholes option-pricing model that uses the following assumptions: expected volatility of 82%, risk-free interest rate of 6%, dividend rate of 0% and expected lives of 10 years. The weighted-average fair value of options granted during 1999 was $2.73. Had the compensation cost for SeraNova’s stock options been determined using the Black-Scholes fair value pricing model, the net of tax impact for year ended December 31, 1999 would be as follows:

Net loss as reported	$(1,261,000)
Net loss pro forma	$(1,625,000)
Unaudited pro forma net loss per common share as reported — basic and diluted	$ (0.08)
Unaudited pro forma net loss per common share as adjusted — basic and diluted	$ (0.10)

          The pro forma results are not intended to be indicative of or a projection of future results.
SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE  11—Segment Information

          Historically, SeraNova has managed operations only by geographic region. The following is information by geographic area as of and for the nine-month period ended September 30, 2000, for the year ended December 31, 1999, the nine-month period ended December 31, 1998 and the year ended March 31, 1998.

For the nine-month period ended September 30, 2000	United States	Asia Pacific	Europe	India	Combined Total
Revenue	$40,906	$ 7,559	$1,451	$ 9,371	$59,287
Depreciation and amortization	1,332	87	9	434	1,862
Income (loss) from operations	(6,111)	(4,394)	(988)	4,306	(7,187)
Interest income	—	5	—	4	9
Interest expense	656	20	—	194	870
Other income (expense)	(22)	(3)	—	7	(18)
Income (loss) before income taxes	(6,788)	(4,412)	(988)	4,122	(8,066)
Capital spending	3,125	253	109	3,391	6,878
Total assets	33,490	1,402	282	13,033	48,207

For the year ended December 31, 1999	United States	Asia Pacific	Europe	India	Combined Total
Revenue	$27,408	$11,324	$ —	$ 1,063	$39,795
Depreciation & amortization	1,015	82	—	34	1,131
Income (loss) from operations	(2,734)	848	(99)	569	(1,416)
Interest income	6	24	—	—	30
Interest expense	(77)	(5)	—	—	(82)
Other income (expense)	—	(28)	—	—	(28)
Income (loss) before income taxes	(2,805)	839	(99)	569	(1,496)
Capital spending	1,012	120	—	1,043	2,175
Total assets	14,032	3,410	39	1,399	18,880

For the nine-month period ended December 31, 1998	United States	Asia Pacific	Combined Total
Revenue	$6,020	$6,418	$12,438
Depreciation & amortization	33	69	102
Income (loss) from operations	411	(496)	(85)
Interest income	—	—	—
Interest expense	—	14	14
Other income (expense)	—	(52)	(52)
Income (loss) before income taxes	411	(562)	(151)
Capital spending	594	9	603
Total assets	2,968	2,807	5,775

For the year ended March 31, 1998	United States	Asia Pacific	Combined Total
Revenue	$2,100	$6,895	$ 8,995
Depreciation & amortization	—	133	133
Income (loss) from operations	169	84	253
Interest income	—	1	1
Interest expense	—	10	10
Other income (expense)	—	22	22
Income (loss) before income taxes	170	96	266
Capital spending	—	7	7
Total assets	1,328	1,888	3,216
SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

           Foreign revenue is based on the country in which SeraNova’s operations reside.

NOTE  12—Preferred Stock

          Pursuant to SeraNova’s Certificate of Incorporation, SeraNova has the authority to issue 5,000,000 shares of undesignated preferred stock, par value $.01 per share. The preferred stock may be issued, from time to time, pursuant to a resolution by SeraNova’s Board of Directors that will set forth the voting powers and other pertinent rights of such series.

NOTE  13—Subsequent Events

Sale of Common Stock

          On March 14, 2000, SeraNova sold 831,470 shares of its common stock to four institutional investors for $10,000,000. SeraNova granted certain demand and piggyback registration rights to such investors.

Sale of preferred stock and warrants

          On September 29, 2000, SeraNova sold 800 shares of 6% Series A convertible preferred stock to two institutional investors for $8,000,000. Upon conversion to common stock, cumulative dividends will be payable at 6% per annum, in cash or shares. The Series A convertible preferred stockholders have no voting rights, however, they are required to approve certain transactions, as defined. The convertible preferred stock can be converted into shares of the Company’s common stock at $7 per share at any time and, also is redeemable by the holders at a premium if certain triggering events occur, such as a change in control of the Company or an agreement to sell more than a third of its assets. See “The Merger” below.

          In addition, SeraNova has granted the investors warrants to purchase 150,000 shares of SeraNova common stock. The exercise price for the warrant shares equals the lesser of $7.00 and the average price per share of SeraNova common stock for the five trading days immediately preceding the date of the exercise. The Company allocated the proceeds, net of transaction costs, to the Series A convertible preferred stock and warrants based on the fair value of each instrument. The fair value of the Series A convertible preferred stock was determined based on a discounted cash flow analysis and the fair value of the warrants was determined based on the Black-Scholes option pricing model. As a result, the Company allocated approximately $7,280,000 and $690,000 of the net proceeds to the Series A convertible preferred stock and warrants, respectively. The warrants have been classified as a liability in the accompanying Balance Sheet since the warrants give the holder the choice of a net cash settlement at a time when other shareholders would not have such a choice (upon a merger or change in control).

          SeraNova has the right to redeem the Series A convertible preferred stock at 105% of the initial investment value. In case of such redemption by SeraNova, it will grant additional warrants to the investors to purchase 160,000 shares of SeraNova common stock. The exercise price for the warrant shares will equal the lesser of $7.00 and the average price per share of SeraNova common stock for the five trading immediately preceding the date of the exercise. SeraNova also has the option to require the conversion of the Series A convertible preferred stock into common stock if the asking price of the common stock for 10 trading days is 130% of the conversion price.

          SeraNova agreed to register the resale of the common stock underlying the Series A preferred stock and warrants and accordingly filed with the Securities and Exchange Commission’s a Registration Statement on Form S-1, Registration No. 333-49690. SeraNova is subject to liquidated damages, as defined, if this Registration Statement is not effective by January 27, 2001. In addition, SeraNova has provided certain piggyback registration rights to the investors.
SERANOVA, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

           A portion of the proceeds from the sale of Series A convertible preferred stock was used to repay $3,000,000 of the Intelligroup note which partially matured on September 30, 2000. See “Borrowings” below.

Borrowings

          As discussed in Note 4, note payable to Intelligroup represents a calculation of net borrowings from Intelligroup. On January 1, 2000, such borrowings were converted to amounts repayable by SeraNova to a bank under Intelligroup’s revolving credit facility agreement. Effective January 1, 2000, SeraNova became a co-borrower under Intelligroup’s revolving credit facility agreement with a bank. Intelligroup and SeraNova are jointly and severally liable under the agreement. Intelligroup was in technical default of one of the bank covenants as of March 31, 2000 but obtained a waiver of such default through September 2000.

          As of December 31, 1999, the aggregate outstanding advances against the revolving credit facility were $10.6 million. SeraNova’s portion of the outstanding balance as of December 31, 1999, was $8.4 million. As of March 31, 2000, a portion of the proceeds from the sale of common stock (see “Sale of Common Stock” above) was used to pay off the outstanding balance due to the bank as of March 31, 2000.

          On May 31, 2000, SeraNova was released from all obligations under Intelligroup’s revolving credit facility agreement and entered into a $15,100,000 promissory note with Intelligroup. Such note is for services and advances previously provided by Intelligroup. The note, which is unsecured and bears interest at the prime rate plus  1 /2%, partially matured on September 30, 2000 when the Company repaid $3,000,000, and the balance was due on July 31, 2001. The note has certain mandatory prepayment provisions based on future debt or equity financings by SeraNova, as defined. Pursuant to these provisions, a $3,000,000 prepayment would have been due as a result of the September 29, 2000 sale of the Series A preferred stock; however, Intelligroup waived this prepayment in return for an amended repayment schedule, under which SeraNova paid Intelligroup $500,000 on November 8, 2000, will pay $400,000 on or before December 15, 2000 (or apply such payment as an advance payment towards a contemplated services arrangement between Intelligroup and SeraNova), and will pay additional installments of $500,000 on or before each of the last days of January, February, March, April and May 2001. The balance of the note ($9,100,000 or $8,700,000) will still be due on July 31, 2001.

          On June 20, 2000, SeraNova India executed an agreement with Andhra Bank for a fixed asset-based revolving term loan that will provide SeraNova India with up to INR 87.6 million (approximately USD 2 million) in financing for fixed assets purchases. The term loan is secured by substantially all fixed assets of SeraNova India; it is also co-secured by collateral properties owned by the two Directors, Raj Koneru and Nagarjun Valluripalli. Borrowings may be made under the loan for fixed assets purchases with interest at the prime rate (approximately 12.5% at September 30, 2000) plus 1%. The loan agreement contains customary representations, warranties, default provisions and financial covenants. As of September 30, 2000, the outstanding balance on the loan in INR 85 million (approximately USD 1.8 million).

          On June 30, 2000, SeraNova India executed an agreement with Andhra Bank for a working capital revolving credit facility that will provide SeraNova with up to INR 180 million (approximately $4 million) in financing. The credit facility is secured by substantially all accounts receivables and fixed assets of SeraNova India; it is also co-secured by collateral properties owned by two Directors, Raj Koneru and Nagarjun Valluripalli. Borrowings may be made under the loan for general corporate purposes with interest at the then current prime rate (approximately 12.5% at September 30, 2000) plus 1%. The credit agreement contains customary representations, warranties, default provisions and financial covenants. As of September 30, 2000, the outstanding balance on the facility is INR 122 million (approximately USD 2.7 million).

          On July 14, 2000, SeraNova executed an agreement with Fleet Capital Corporation for an asset-based revolving credit facility that provides SeraNova with up to $15 million in financing. The credit facility is a three-year agreement secured by substantially all U.S. based assets of SeraNova. Borrowings may be made under the facility for general corporate purposes with interest at the then current prime rate plus  1 /2%. The credit agreement contains customary representations, warranties, default provisions and financial covenants. The specific financial covenants which are effective with the third quarter of 2000 are: (1) SeraNova must maintain a total debt to tangible net worth not to exceed a ratio of three to one, (2) SeraNova must maintain a minimum of $1,000,000 of availability, (3) interest coverage ratio of not less that 1.2 to 1 and (4) fixed charge ratio of not less than 1.1 to 1. For the three months ended September 30, 2000, SeraNova was in breach of the interest coverage ratio and the fixed charge ratio; however, Fleet Capital Corporation waived compliance with these covenants for this period. As of September 30, 2000, the outstanding balance on the facility is $5.2 million (unaudited).

The Merger

          On October 27, 2000, SeraNova and Silverline Technologies Limited announced that they had entered into an agreement and plan of merger, under which Silverline would acquire SeraNova in exchange for American depositary shares of Silverline then valued at approximately $99 million, and the assumption by Silverline of SeraNova indebtedness currently in the amount of approximately $12 million. The acquisition would occur by means of a merger of a wholly-owned subsidiary of Silverline into SeraNova in which each share of SeraNova common stock would be converted into 0.35 of a Silverline American depositary share, and each share of SeraNova’s 6% Series A convertible preferred stock would, at the option of the holder, either be converted into the number of Silverline ADSs the holder would have received if such preferred share had been converted into SeraNova common stock immediately before the Silverline merger, or be converted into a cash payment equal to 120% of the stated value of a preferred share, which stated value is currently $10,000. The merger is subject to regulatory approvals and approval by the shareholders of SeraNova and Silverline. Subject to such approvals, SeraNova expects that the merger will be complete sometime in the first quarter of 2001.

          Under the tax sharing agreement with Intelligroup, SeraNova has indemnified Intelligroup for any tax liabilities in the event a future transaction of SeraNova results in the spin-off being deemed a taxable transaction. However, Company management has represented that the proposed merger with Silverline as described above was not contemplated at the time of the spin-off and accordingly, the spin-off should be tax free. Should the spin-off be ultimately construed to be taxable, the resultant tax liability could be up to $40.0 million.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Network Publishing, Inc.:

          We have audited the accompanying balance sheets of Network Publishing, Inc. (a Utah corporation) as of December 31, 1998 and 1997, and the related statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Network Publishing, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

/S / ARTHUR ANDERSEN LLP

Salt Lake City, Utah
December 21, 1999

NETWORK PUBLISHING, INC.

BALANCE SHEETS
As of December 31, 1998 and 1997

ASSETS
	1998	1997
Current Assets:
Cash	$ 319,282	$ 93,957
Accounts receivable, net of allowance for doubtful accounts of $36,000 and $44,000, respectively	781,845	656,670
Unbilled services	118,006	56,382
Prepaid expenses	47,510	9,070
Related-party note receivable	10,089	—
Income tax receivable	—	106,598
Deferred income tax asset	—	12,436

Total current assets	1,276,732	935,113

Furniture and Equipment:
Computer equipment	748,467	622,520
Software	249,611	173,379
Office furniture and equipment	54,582	54,582

	1,052,660	850,481
Less accumulated depreciation	(617,930)	(359,080)

	434,730	491,401

Deferred Income Tax Asset	3,923	—

	$1,715,385	$1,426,514

LIABILITIES AND SHAREHOLDERS’ EQUITY
	1998	1997
Current Liabilities:
Line of credit	$ —	$ 80,000
Current portion of long-term debt	61,887	42,652
Current portion of capital lease obligations	47,135	—
Accounts payable	57,687	88,241
Accrued payroll and related benefits	102,304	100,249
Accrued liabilities	27,078	70,604
Deferred revenue	133,633	163,047
Income tax payable	11,979	—
Deferred income tax liability	132,363	—

Total current liabilities	574,066	544,793

Long-term debt, net of current portion	690,464	767,958

Capital lease obligations, net of current portion	47,692	—

Deferred Income Tax Asset	—	15,211

COMMITMENTS AND CONTINGENCIES (Note 5)
Shareholders’ equity:
Common stock, $1 par value; 100,000 shares authorized, 40,000 shares issued	40,000	40,000
Additional paid-in capital	514,013	274,975
Treasury stock; 22,000 shares at cost	(420,577)	(420,577)
Deferred compensation	(225,338)	(25,021)
Retained earnings	495,065	229,175

Total shareholders’ equity	403,163	98,552

	$1,715,385	$1,426,514

NETWORK PUBLISHING, INC.

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 1998, 1997 and 1996

	1998	1997	1996
Revenues	$3,947,763	$3,397,713	$2,556,607
Cost of revenues	1,277,263	1,057,211	719,322

Gross margin	2,670,500	2,340,502	1,837,285

Operating expenses:
Research and development	230,120	288,319	—
Selling, general and administrative	1,920,171	2,047,078	1,433,280

Total operating expenses	2,150,291	2,335,397	1,433,280

Operating income	520,209	5,105	404,005
Interest income (expense):
Interest income	7,902	1,189	5,720
Interest expense	(84,281)	(64,451)	(16,207)
Interest expense, net	(76,379)	(63,262)	(10,487)

Income (loss) before (provision) benefit for income taxes	443,830	(58,157)	393,518
(Provision) benefit for income taxes	(177,940)	36,773	(160,647)

Net income (loss)	$ 265,890	$ (21,384)	$ 232,871

NETWORK PUBLISHING, INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 1998, 1997 and 1996

	Common Stock		Additional Paid-In Capital	Treasury Stock		Deferred Compensation	Retailed Earnings	Total Shareholders’ Equity
	Shares	Amount		Shares	Amount
Balance, December 31, 1995	40,000	$40,000	$254,250	—	$ —	$ (17,245)	$ 17,688	$ 294,693
Deferred compensation relating to stock option grants	—	—	8,425	—	—	(8,425)	—	—
Amortization of deferred compensation	—	—	—	—	—	5,183	—	5,183
Net income	—	—	—	—		—	232,871	232,871

Balance, December 31, 1996	40,000	40,000	262,675	—	—	(20,487)	250,559	532,747
Deferred compensation related to stock options grants	—	—	12,300	—	—	(12,300)	—	—
Amortization of deferred compensation	—	—	—	—	—	7,766	—	7,766
Purchase of treasury stock	—	—	—	22,000	(420,577)	—	—	(420,577)
Net loss	—	—	—	—	—	—	(21,384)	(21,384)

Balance, December 31, 1997	40,000	40,000	274,975	22,000	(420,577)	(25,021)	229,175	98,552
Deferred compensation related to stock option grants	—	—	239,038	—	—	(239,038)	—	—
Amortization of deferred compensation	—	—	—	—	—	38,721	—	38,721
Net income	—	—	—	—	—	—	265,890	265,890

Balance, December 31, 1998	40,000	$40,000	$514,013	22,000	$(420,577)	$(225,338)	$495,065	$ 403,163

NETWORK PUBLISHING, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1998, 1997 and 1996
Increase (Decrease) in Cash

	1998	1997	1996
Cash Flows From Operating Activities:
Net income (loss)	$265,890	$(21,384)	$232,871
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	258,850	213,229	109,027
Deferred income taxes	125,665	(15,830)	12,185
Amortization of deferred compensation	38,721	7,766	5,183
Changes in operating assets and liabilities:
Accounts receivable, net	(125,175)	(198,505)	(319,716)
Unbilled services	(61,624)	22,557	(51,425)
Prepaid expenses	(38,440)	(7,753)	11,704
Accounts payable	(30,554)	(1,667)	65,351
Accrued payroll and related benefits	2,055	38,661	39,596
Accrued liabilities	(43,526)	71,230	(6,642)
Deferred revenue	(29,414)	123,047	38,763
Income taxes payable/receivable	118,577	(240,948)	144,251

Net cash provided by (used in) operating activities	481,025	(9,597)	281,148

Cash Flows from Investing Activities:
Purchase of furniture and equipment	(114,267)	(344,609)	(289,688)
Cash Flows from Financing Activities:
Net borrowings (repayments) on line of credit	(80,000)	80,000	—
Proceeds from issuance of debt	—	863,973	125,000
Principal payments on debt	(58,259)	(213,452)	(35,865)
Principal payments on capital lease obligations	(3,174)	—	—
Purchase of treasury stock	—	(420,577)	—

Net cash provided by (used in) financing activities	(141,433)	309,944	89,135

Net increase (decrease) in Cash	225,325	(44,262)	80,595
Cash, beginning of year	93,957	138,219	57,624

Cash, end of year	$319,282	$ 93,957	$138,219

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$ 77,902	$ 60,395	$ 16,207
Cash paid for income taxes	19,777	219,905	—

Supplemental Disclosure of Non-cash Investing and Financing Activities:

          During 1998, the Company entered into four capital lease agreements to finance the acquisition of certain computer equipment totaling $98,001.

          During 1998, the Company sold various pieces of computer equipment to Utah.com, a company owned by the three shareholders of the Company, in exchange for a note receivable from Utah.com in the amount of $10,089.

NETWORK PUBLISHING, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE  1—Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

          Network Publishing, Inc. (the “Company”), a Utah corporation founded on February 4, 1994, provides information technology services through web-site development and hosting services based on leading technologies. The Company markets its services to a wide variety of industries in the United States. The majority of the Company’s business is with large established companies, including automobile manufacturers and technology companies.

          As discussed in Note 9, subsequent to December 31, 1998, all of the Company’s outstanding shares of common stock were acquired by Intelligroup, Inc.

Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

          The Company’s financial instruments consist primarily of cash, trade receivables, trade payables and debt instruments. The carrying amounts of these instruments reported in the accompanying balance sheets are considered to estimate their fair values due to the short-term nature of such financial instruments and the current interest rate environment.

Concentration of Credit Risk and Significant Customers

          In the normal course of business, the Company extends credit to substantially all its customers on an unsecured basis. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables as well as historical collection information. At December 31, 1998, management believes the Company had incurred no material impairments in the carrying value of its accounts receivable, other than uncollectable amounts for which a provision has been recorded.

          One customer accounted for approximately 26, 19 and 10 percent of revenue in 1998, 1997 and 1996, respectively. Accounts receivable due from this customer were approximately 37 and 32 percent of accounts receivable as of December 31, 1998 and 1997, respectively. Another customer accounted for approximately 6, 44 and 61 percent of revenue in 1998, 1997 and 1996, respectively. Accounts receivable due from this customer were approximately 6 and 30 percent of accounts receivable as of December 31, 1998 and 1997, respectively. Two additional customers each accounted for approximately 17 percent of revenue during 1998 and 36 and 3 percent of accounts receivable as of December 31, 1998. No other customer accounted for more than 10 percent of the Company’s accounts receivable as of December 31, 1998 or 1997 or revenues for 1998, 1997 or 1996. The loss of one or more of these significant customers could have a material adverse impact on the Company’s financial position and results of operations.

NETWORK PUBLISHING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Furniture and Equipment

          Furniture and equipment are stated at cost, less accumulated depreciation. Computer equipment, software and furniture and fixtures are depreciated using the straight-line method over the estimated useful life of the asset, which is typically three to seven years.

          Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments that extend the useful lives of existing equipment are capitalized and depreciated. On retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

Impairment of Long-Lived Assets

          The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the book value of an asset may not be recoverable. The Company evaluates, at each balance sheet date, whether events and circumstances have occurred which indicate possible impairment. The Company uses an estimate of future undiscounted net cash flows of the related asset or group of assets over the remaining life in measuring whether the assets are recoverable. As of December 31, 1998, the Company does not consider any of its long-lived assets to be impaired.

Revenue Recognition

          The Company generates revenue from professional services rendered. Revenue is recognized as services are performed with the corresponding cost of providing those services reflected as cost of sales. A majority of the customers are billed on a time and materials basis. Billings to customers for out-of-pocket expenses are recorded as a reduction of expenses incurred. Unbilled services of $118,006 and $56,382 at December 31, 1998 and 1997, respectively, represent services provided prior to year-end which were billed subsequent to year-end. Revenue from advance billings is deferred until the services are provided and amounted to $133,633 and $163,047 as of December 31, 1998 and 1997, respectively.

Research and Development

          Research and development costs are expensed as incurred and amounted to $230,120 and $288,319 during the years ended December 31, 1998 and 1997, respectively. No research and development costs were incurred during the year ended December 31, 1996.

Income Taxes

          The Company recognizes an asset or liability for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. These deferred income tax assets or liabilities are measured using currently enacted tax rates.

NOTE  2—Line of Credit

          The Company has entered into a line of credit agreement with a bank, which provided for maximum borrowings of $300,000 as of December 31, 1998. Borrowings under the agreement were secured by the accounts receivable of the Company, were guaranteed by the Company’s three shareholders and bore interest at the bank’s prime rate (7.75 percent at December 31, 1998) plus three percent. As of December 31, 1998 and December 31, 1997, the Company had outstanding borrowings of $0 and $80,000, respectively. The line of credit matured on April 5, 1999.

          Under the terms of the agreement, the Company was required to comply with certain restrictive covenants, including a minimum earnings ratio and a minimum debt to net worth requirement. As of December 31, 1998, the Company was in compliance with these covenants.

NOTE  3—Long-Term Debt

          As of December 31, 1996, long-term debt consisted of two notes payable to a bank. In April 1997, the Company paid the outstanding balance on these two notes with proceeds from a new note obtained from the same bank. Principal and interest are payable in monthly installments through April 2007. The note bears interest at the bank’s prime rate (7.75 percent at December 31, 1998) plus two percent. The note is secured by furniture and equipment, and is guaranteed by the Company’s three shareholders.

          The aggregate amount of principal maturities of long-term debt as of December 31, 1998 were as follows:

Year Ending December 31,
1999	$ 61,877
2000	65,585
2001	72,842
2002	80,669
2003	89,337
Thereafter	382,031

$752,351

NOTE  4—Income Taxes

          The components of the income tax provision (benefit) for the years ended December 31, 1998, 1997 and 1996 are as follows:

	1998	1997	1996
Current:
Federal	$ 45,268	$(18,136)	$128,561
State	7,007	(2,807)	19,901

	52,275	(20,943)	148,462
Deferred:
Federal	118,995	(16,480)	11,575
State	6,670	650	610

	125,665	(15,830)	12,185

	$177,940	$(36,773)	$160,647

NETWORK PUBLISHING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

           The reconciliation of the total provision (benefit) for income taxes with amounts determined by applying the statutory U. S. federal income tax rate to income (loss) before income tax provision (benefit) for the years ended December 31, 1998, 1997 and 1996 is as follows:

	1998	1997	1996
Federal income tax at statutory rate	$150,902	$(19,773)	$133,796
State income tax, net of federal income tax impact	14,646	(1,919)	12,986
Non-deductible compensation expenses related to stock option grants	14,443	2,897	1,933
Research and development income tax credits	(14,429)	(18,078)	—
Other	12,378	100	11,932

	$177,940	$(36,773)	$160,647

          Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred income tax assets and liabilities as of December 31, 1998 and 1997 are as follows:

	1998	1997
Deferred income tax assets:
Depreciation	$ 3,923	$ —
Research and development income tax credits	36,565	28,830

	40,488	28,830
Deferred income tax liabilities:
Accrual to cash basis conversion	(168,928)	(16,394)
Depreciation	—	(15,211)

	(168,928)	(31,605)

Net deferred income tax liability	$(128,440)	$(2,775)

          As of December 31, 1998, the Company has research and development income tax credit carryforwards of $36,565 for which there is no expiration date.
NETWORK PUBLISHING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE  5—Commitments and Contingencies

Leases

          The Company leases its facilities and vehicles under operating leases and certain computer equipment under capital leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1998. Future minimum aggregate annual lease payments are as follows:

Year ending December 31,	Capital Lease Obligations	Operating Lease Obligations
1999	$53,653	$122,177
2000	49,181	19,575
2001	677	—

	103,511	$141,752

Less interest	(8,684)

	94,827
Less current portion	(47,135)

	$47,692

          The Company has certain computer equipment under capital lease obligations. These assets had a gross book value of $98,001 and a net book value of $89,963 as of December 31, 1998.

          Rent expense related to the operating leases was $129,634, $115,308 and $50,376 for the years ended December 31, 1998, 1997 and 1996, respectively.

Legal

          The Company is engaged in legal and administrative proceedings arising in the ordinary course of business. Management believes the outcome of these proceedings will not have a material adverse effect on the Company’s financial position or results of operations.

NOTE  6—Shareholders’ Equity

Treasury Stock

          In April 1997, the Company’s Board of Directors approved the repurchase of 22,000 shares of common stock for $420,577 from the Company’s majority shareholder. The Company repurchased these shares for cash on April 24, 1997.

Stock Options

          On July 1, 1995, the Company adopted the 1995 Stock Option Plan (the “Plan”) to provide incentives to eligible employees and officers. Under the Plan, the Board of Directors is authorized to grant 3,200 options to purchase shares of common stock to eligible participants. The Board of Directors is also authorized to specify the terms and conditions of each option granted, including the number of shares, the exercise price, vesting provisions, and the option term.
NETWORK PUBLISHING, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

           A summary of option activity under the 1995 Stock Option Plan for the years ended December 31, 1998, 1997 and 1996 is presented below:

Options
Balance, December 31, 1995	1,400
Granted	500

Balance, December 31, 1996	1,900
Granted	200

Balance, December 31, 1997	2,100
Granted	1,150
Canceled	(50)

Balance December 31, 1998.	3,200

          All of the options granted by the Company have an exercise price of $1 and a term of 7 years from the date of grant. The outstanding options as of December 31, 1998 have a weighted average remaining contractual life of 4.9 years and 1,350 of these options are exercisable. The weighted average fair value of options granted during 1998, 1997 and 1996 was $208.09, $61.78 and $17.07, respectively.

          The Company accounts for its stock options issued to directors, officers and employees under Accounting Principles Board Opinion No. 25 (“APB No. 25”) and related interpretations. Under APB No. 25, compensation expense is recognized if an option’s exercise price is below the intrinsic fair value of the Company’s common stock at the date of grant. During 1998, 1997 and 1996, the Company granted options at prices less than the estimated intrinsic fair value of the Company’s common stock at the date of grant and accordingly recorded deferred compensation of $239,038, $12,300 and $8,425, respectively. The Company amortizes the deferred compensation related to these option issuances over the vesting term of the related options and accordingly, recorded compensation expense of $38,721, $7,766 and $5,183 during the years ended December 31, 1998, 1997 and 1996, respectively.

          Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation,” requires pro forma information regarding net income (loss) as if the Company had accounted for its stock options granted subsequent to January 1, 1996 under the fair value method. The fair market value of the stock options is estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions for grants during the years ended December 31, 1998, 1997 and 1996: risk-free interest rates of 5.33 percent, 6.23 percent and 6.13 percent, respectively; expected dividend yield of zero percent; and expected exercise lives of 4 years for all periods. For purposes of the pro forma disclosures, the estimated fair market value of the stock options is amortized over the vesting periods of the respective stock options. Following are the pro forma disclosures and the related impact on net income (loss) for the years ended December 31, 1998, 1997 and 1996:

	1998	1997	1996
Net income (loss) as reported	$265,890	$(21,384)	$232,871
Net income (loss) pro forma	265,670	(21,428)	232,756

NOTE 7—Segment Information

          In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 “Disclosures about Segments of an Enterprise and Related Information”. This statement requires disclosures related to components of a company for which separate financial information is available and evaluated regularly by the company’s chief operating decision makers in deciding how to allocate resources and in assessing performance. Management believes that the Company has only one operating segment because the Company’s core business operations consist only of information technology services. All of the Company’s revenues for the years ended December 31, 1998, 1997 and 1996 were sourced from the United States.

NOTE 8—Employee Benefit Plans

          The Company offers its employees participation in a qualified 401(k) profit-sharing plan which requires the Company to match employee contributions up to predetermined limits for qualified employees as defined by the plan. For the years ended December 31, 1998, 1997 and 1996, the Company contributed $24,025, $20,451 and $7,383 to the plan, respectively.

NOTE 9—Subsequent Event

          On January 8, 1999, all outstanding shares of the Company’s common stock and vested stock options to purchase the Company’s common stock were purchased by Intelligroup, Inc. for a purchase price of approximately $4.5 million, consisting of cash and Intelligroup, Inc. common stock.

P.H. TANG & CO. Certified Public Accountants Principal: Mr. P.H. Tang Associate: Mr. Sherman Chang	Main Office 3rd Floor, Rammon House, 101 Sai Yeung Choi Street South, Mongkok, Kowloon, Tel: 2398 1138 Fax: 2398 1289	Corporate Reconstruction & Insolvency Office 8th Floor, Gold & Silver Commercial Building, 12-18 Mercer Street, Central, Hong Kong Tel: 2815 5823 Fax: 2815 5987

AUDITORS’ REPORT TO THE MEMBERS OF
SKY CAPITAL INTERNATIONAL LIMITED
(incorporated in Hong Kong with limited liability)

          We have audited the accounts on pages 4 to 15 which have been prepared in accordance with the accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

          The Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing the accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

          It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of Opinion

          We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, and the basic principles and essential procedures as required in International standards on Auditing and similar to U.S. GAAP standards. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts and of whether the accounting policies are appropriate to the company’s circumstances consistently applied and adequately disclosed.

          We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

          In our opinion, the accounts give a true and fair view, in all material respects, of the state of the company’ s affairs as at 30 June 2000 and of its profit and cash flow for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

P.H. TANG & CO.
Certified Public Accountants
Hong Kong, 25 Oct. 2000

SKY CAPITAL INTERNATIONAL LIMITED

INCOME STATEMENT

For the Year Ended 30 June 2000

	Note	2000 HK$	1999 HK$
Turnover	4	189,038,524	106,215,575
Direct cost		(167,038,311)	(95,138,901)

Gross profit		22,000,213	11,076,674
Other income	5	1,926,165	1,237,568

		23,926,378	12,314,242
Administrative and general expenses		(5,314,690)	(2,904,258)

Profit from operations	6	18,611,688	9,409,984
Finance costs	7	(66,421)	(74,136)

Profit before taxation		18,545,267	9,335,848
Taxation	9	(3,007,434)	(1,450,232)

Profit after taxation		15,537,833	7,885,616

Dividend paid
HK$0.995 per ordinary share		19,900,000	—

SKY CAPITAL INTERNATIONAL LIMITED

BALANCE SHEET AS AT 30 JUNE 2000

	Note	2000 HK$	1999 HK$

NON-CURRENT ASSETS
Property, plant and equipment	10	584,560	105,260
Investments	11	4,762,500	—

		5,347,060	105,260

CURRENT ASSETS
Accounts and other receivable		25,929,141	29,934,379
Bills receivable		18,692,360	—
Fixed deposits		813,914	1,563,262
Cash and bank balances		2,314,637	1,352,407

		47,750,052	32,850,048

CURRENT LIABILITIES
Accounts payable and accruals		(12,905,158)	(11,062,180)
Profits tax payable		(3,841,731)	(1,845,907)
Bank overdrafts		(2,638,927)	(1,858,948)

		(19,385,816)	(14,767,035)

NET CURRENT ASSETS		28,364,236	18,083,013

		33,711,296	18,188,273

CAPITAL AND RESERVE
Share capital	12	20,000,000	100,000
Retained profits	13	6,949,048	11,311,215

		26,949,048	11,411,215

NON-CURRENT LIABILITIES
Amount due to a shareholder		6,762,248	6,777,058

		33,711,296	18,188,273

SKY CAPITAL INTERNATIONAL LIMITED

CASH FLOW STATEMENT

For the Year Ended 30 June 2000

	Note	2000 HK$	1999 HKS
NET CASH INFLOW FROM OPERATING ACTIVITIES	16	5,888,058	232,295
RETURN ON INVESTMENT AND SERVICING OF FINANCE
Interest received		130,886	126,262
Interest paid		(66,421)	(74,136)
Dividend paid		(19,900,000)	—

TAXATION
Tax paid		(1,011,610)	(210,549)

INVESTING ACTIVITIES
Purchases of property, plant and equipment		(730,700)	(61,508)
Purchases of investments		(4,762,500)	—

NET CASH (OUTFLOW)/INFLOW BEFORE FINANCING		(20,452,287)	12,364

FINANCING
Issued of ordinary share capital		19,900,000	—
Amount advanced (to)/from shareholders		(14,810)	125,580

		19,885,190	125,580

(DECREASE)/INCREASE IN CASH EQUIVALENTS		(567,097)	137,944
Cash and cash equivalents at beginning of year		1,056,721	918,777

Cash and cash equivalent at end of year		489,624	1,056,721

ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balance		3,128,551	2,915,669
Bank overdrafts		(2,638,927)	(1,858,948)

		489,624	1,056,721

SKY CAPITAL INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

For the Year Ended 30 June 2000

1.    General

          The company is a private company incorporated in Hong Kong with limited liability. The principal activity of the company is provision of computer consulting services.

2.    Adoption of Statement of Standard Accounting Practice

          In the current year, the company has adopted the following statements of Standard Accounting Practice (SSAPs) for the first time:

SSAP 1 (Revised)	Presentation of financial statements
SSAP 2 (Revised)	Net profit or loss for the period, fundamental errors and changes in accounting policies

          SSAP 1 (Revised) and SSAP 2 (Revised) are concerned with the presentation and disclosure of financial information. The presentation in the current year’s accounts has been modified in order to conform with the requirements of these standards. Comparative amounts have been restated in order to achieve a consistent presentation.

3.    Principal Accounting Policies

          The accounts have been prepared under the historical cost convention and in accordance with Hong Kong Statements of Standard Accounting Practice (SSAPs). The principal accounting policies adopted are set out below:

a. Recognition of revenue

          Revenue is recognised when it is probable that future economic benefits will flow to the company and these benefits and relevant costs or expenses incurred or to be incurred, if any, can be measured reliably, in respect of the following transactions and on the following basis:

          i.    Rendering of services is based on the stage of completion of the transaction at the balance sheet date, provided that the amount of revenue, the costs incurred for the services as well as the estimated costs to completion can be measured reliably. The stage of completion of a transaction associated with the rendering of services is established by reference to the cost incurred to date as compared to the total costs to be incurred under the transaction.

ii. Bank interest income is recognised in the income statement when it is received.

iii. Consultancy fee income is recognised on the completion of the transactions in which the services are rendered.

iv. Permanent recruit is recognised in the income statement on receipt basis.

b. Operating leases

          Leases where substantially all the rewards and risks of ownership of assets, as well as legal title, remain with the leasing company are accounted for as operating leases. Rental applicable to such operating leases are charged to the income statement as they arise on a straight line basis over the lease terms.

SKY CAPITAL INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS—(Continued)

For the Year Ended 30 June 2000
c. Foreign currencies

          Transactions in foreign currencies are converted at exchange rates ruling at the transaction dates. Assets and liabilities in foreign currencies at the year end are translated at rates of exchange ruling at the balance sheet date. Exchange difference are dealt with in the income statement.

d. Taxation

          The charge for taxation is based on the result for the year as adjusted for income and expense items which are non-assessable or disallowable for profits tax purpose.

          It is the company’s policy to account for deferred taxation, using the liability method, in respect of timing difference between profit as computed for taxation purposes and profit as stated in the account.

e. Property, plant and equipment

          Property, plant and equipment are stated at cost less depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use.

i. Depreciation

Depreciation is calculated to write off the cost over their estimated useful lives, on straight-line basis, at the annual rate of 20%.

ii. Impairment of property, plant and equipment

          The carrying amounts of the assets are reviewed to assess whether their recoverable amounts have declined below their carrying amounts. When such a decline has occurred, their carrying amount is reduced to their recoverable amount. Recoverable amount is the amount which the company expects to recover from the future use of the asset, including its residual value of disposal.

          The amount of the reduction to recoverable amount is charged to the income statement, unless it reverses a previous revaluation increase, in which case it is charged directly against any related revaluation reserve to the extent that the reduction does not exceed the amount held in the revaluation reserve in respect of the same item or group of identical assets.

iii. Gain or loss on disposal of property, plant and equipment

          The gain or loss on disposal of fixed assets other than investment properties is the difference between the net sale proceeds and the carrying amount of the relevant assets and is recognised in the income statement.

f. Investments

          Investments are unlisted share investments and project investments held for long term purpose and are stated at cost less provision for diminution in value. Provision is made only when in the opinion of directors, there is a permanent diminution in value.
SKY CAPITAL INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS—(Continued)

For the Year Ended 30 June 2000

4.    Turnover

          Turnover represents services income from provision of computer consulting services.

          Analysis of the company’s turnover are as follows:

	2000 HK$	1999 HK$
Services income	189,038,524	106,215,575

5. Other Income
Included in other revenue is net income from other investment as follows:
	2000 HK$	1999 HK$
Bank interest income	130,886	126,262
Consultancy fee income	5,000	522,884
Permanent recruit	1,640,717	567,157
Sundry income	149,562	21,265

	1,926,165	1,237,568

6. Profit from Operations
Profit from operations is stated after charging the followings:
	2000 HK$	1999 HK$
Auditors’ remuneration	20,000	15,000
Depreciation	146,140	56,728
Loss on disposal of property, plant and equipment	105,260	—
Operating leases—land and buildings	478,819	213,636
Staff costs	2,467,628	1,564,164

7.    Finance Costs

	2000 HK$	1999 HK$

Bank overdraft interest	66,421	74,136

8.    Directors’ Remuneration

          Directors’ remuneration disclosed pursuant to Section 161 of the Companies Ordinance is as follows:

	2000 HK$	1999 HK$

Fees	—	—
Other emoluments	320,345	298,199

	320,345	298,199

SKY CAPITAL INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS—(Continued)

For the Year Ended 30 June 2000

9.    Taxation

	2000 HK$	1999 HK$

Hong Kong profits tax
current year	2,973,975	1,471,047
under/(over) provided in previous years	33,459	(20,815)

	3,007,434	1,450,232

10.    Property, Plant and Equipment

Furniture and fixtures HK$
          Cost

at 30.6.1999	306,400
additions	730,700
disposals	(306,400)

at 30.6.2000	730,700

          Accumulated depreciation

at 30.6.1999	201,140
charge for the year	146,140
written back	(201,140)

at 30.6.2000	146,140

          Net book value

at 30.6.2000	584,560

at 30.6.1999	105,260

11.    Investments

	2000 HK$	1999 HK$
Unlisted shares, at cost (note a)	4,262,600	—
Project investment, at cost (note b)	500,000	—

	4,762,500	—

          a.    This represents a 25% equity holding in the common stock of K. K. Cross Vision International (“CVi”) which is a company incorporated in Japan. Under an agreement with a third party. Sky Capital International Limited (“SCi”) agrees to further invest a sum equivalent to HK$4,300,000 approximately, which represents 24% equity holding, in CVi when certain conditions have been met by CVi.
SKY CAPITAL INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS—(Continued)

For the Year Ended 30 June 2000

11.    Investments—continued

          b.    Under an agreement with Cosmic Pacific Limited, a company incorporated in Hong Kong, SCi has invested HK$500,000 which represents the buyout of the entire Intellectual Property Right (IPR) and the personnel associated with the software business of Cosmic Asia Pacific Limited. SCi further agrees to invest HK$750,000 upon this division achieving an annual target of HK$5,000,000.

12.    Share Capital

	2000 HK$	1999 HK$
Authorised
at 30.6.1999 100,000 ordinary shares of HK$1 each	100,000	100,000
increased on 26,2,2000 19,900,000 ordinary shares of HK$1 each	19,900,000	—

at 30.06.2000 20,000,000 ordinary shares of HK$1 each	20,000,000	100,000

Issued and fully paid-up:
at 30.6.1999 100,000 ordinary shares of HK$1 each	100,000	100,000
allotted on 26.2.2000 19,900,000 ordinary shares of HK$1 each	19,900,000	—

at 30.06.2000 20,000,000 ordinary shares of HK$1 each	20,000,000	100,000

13.    Retained Profits

	2000 HK$	1999 HK$
at 30.6.1999	11,311,215	3,425,599
Net profit for the year	15,537,833	7,885,616
Dividend paid	(19,900,000)	—

at 30.6.2000	6,949,048	11,311,215

14.    Lease Commitments

          Operating lease commitments at the balance sheet date payable in the next 12 months analysed according to the period in which the lease expires, were as follows:

	2000 HK$	1999 HK$
Land and building
—expiring in the second to fifty year inclusive	474,000	—
—expiring within one year	81,600	191,148

	555,600	191,148

SKY CAPITAL INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS—(Continued)

For the Year Ended 30 June 2000

15.    Pledge of Assets

          The fixed deposits included in the current assets were pledged to a bank to secure general banking facilities granted to the company.

16.    Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	2000 HK$	1999 HK$

Profit before taxation	18,545,267	9,335,848
Depreciation	146,140	56,728
Interest received	(130,888)	(126,262)
Interest paid	66,421	74,136
Loss on disposal of property, plant and equipment	105,260	—
(Increase)/Decrease in accounts receivable	(14,687,122)	5,910,349
(Decrease)/Increase in accounts payables	1,842,978	(15,018,504)

Net cash inflow from operating activities	5,888,058	232,295

17.    Ultimate Holding Company

          In the opinion of the directors, the ultimate holding company is Modern Capital Limited, a company incorporated in British Virgin Island.

18.    Business Name

          The company is using the name “SCi (Hong Kong)” as one of its business name.

SKY CAPITAL INTERNATIONAL LIMITED

APPENDIX—COMPONENT OF INCOME STATEMENT

For the Year Ended 30 June 2000

1.   DIRECT COSTS
	2000 HK$	1999 HK$
Business trips	271,508	73,932
Consultancy fee	498,500	312,240
Consultants quarter	100,800	75,600
Consultants salaries and allowances	24,155,089	22,835,247
Project costs	142,012,414	71,841,882

	167,038,311	95,138,901

2. ADMINISTRATION AND GENERAL EXPENSES
	2000 HK$	1999 HK$
Accountancy and secretarial fee	336,676	28,800
Advertising	229,097	111,756
Auditors’ remuneration	20,000	15,000
Bank charges	10,110	42,345
Business registration fee	2,573	2,573
Cleaning and sanitary	26,589	17,985
Commission paid	535,309	146,685
Depreciation	146,140	56,728
Directors’ quarter expenses	—	2,416
Directors’ salaries	320,345	295,783
Electricity and water	15,845	11,446
Entertainment	187,935	32,296
Insurance	48,606	48,176
Legal and professional	121,355	29,906
Local travelling	17,283	7,416
Loss on disposal of property, plant and equipment	105,260	—
Management and air conditioning charges	66,050	39,917
Medical allowance	5,810	6,483
Office rent and rates	235,539	219,036
Printing and stationery	111,925	91,864
Repairs and maintenance	10,200	2,500
Salaries and allowances	2,467,628	1,564,164
Staff messing	32,139	23,763
Sundry expenses	127,508	9,398
Telephone and fax	128,938	91,322
Tuition and training	5,830	6,500

	5,314,690	2,904,258

ANNEX A

AGREEMENT AND PLAN OF MERGER

among

SILVERLINE TECHNOLOGIES LIMITED,

SILVERLINE ACQUISITION CORP.

SILVERLINE TECHNOLOGIES, INC.

and

SERANOVA, INC.

DATED AS OF OCTOBER 27, 2000

AGREEMENT AND PLAN OF MERGER

          AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of October 27, 2000, by and among SILVERLINE TECHNOLOGIES LIMITED, a corporation organized under the laws of India (“Silverline”), SILVERLINE ACQUISITION CORP., a Delaware corporation (“Acquisition”), SILVERLINE TECHNOLOGIES, INC., a Delaware corporation (“STI”) and SERANOVA, INC., a New Jersey corporation (“SeraNova ”). STI has become a party to this Agreement for the limited purpose of agreeing to Section 1.8.

BACKGROUND

          A.    SeraNova is a New Jersey corporation with its principal executive office located at 499 Thornall Street, Edison, New Jersey 08837. SeraNova is engaged principally in the business of providing Internet professional services to businesses (the “Business”).

          B.    Silverline is an Indian corporation with its registered office in Mumbai, India.

          C.    Acquisition is a wholly-owned subsidiary of Silverline and was formed to merge with and into SeraNova so that as a result of the merger SeraNova will survive and become a wholly-owned subsidiary of Silverline. Acquisition is a Delaware corporation with its registered office located in Wilmington, Delaware, and has authorized aggregate of 3,000 shares of common stock, with a par value of $0.01 per share (the “Acquisition Common Stock”).

          D.    Subject to the terms and conditions hereof, Acquisition will merge with and into SeraNova so that as a result of the merger SeraNova will survive and become a wholly-owned subsidiary of Silverline.

          E.    The board of directors of each of Acquisition and SeraNova have determined that the merger of Acquisition with and into SeraNova (the “Merger”) in accordance with the provisions of the Delaware General Corporation Law, as amended (the “DGCL”), and the New Jersey Business Corporation Act, as amended (the “NJBCA”), and subject to the terms and conditions of this Agreement, is in the best interests of Acquisition and SeraNova and their respective stockholders.

          F.    The boards of directors of Acquisition and SeraNova have approved this Agreement and the transactions contemplated hereby.

          G.    The parties intend that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a plan of reorganization.

          H.    STI is a wholly-owned subsidiary of Silverline.

          I.    Immediately following the Merger, Silverline will contribute the stock of the Surviving Corporation as its capital in STI so that the Surviving Corporation shall become a wholly-owned subsidiary of STI.

          NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions hereof, the parties hereto intending to be legally bound do hereby agree as follows:

ARTICLE I

THE MERGER

          1.1    General.    Subject to the terms and conditions of this Agreement and in accordance with the DGCL and the NJBCA, at the Effective Time, (i) Acquisition shall be merged with and into SeraNova, (ii) the separate corporate existence of Acquisition shall cease and (iii) SeraNova shall be the surviving corporation (the “Surviving Corporation”) and shall continue its corporate existence under the laws of New Jersey.

           (a)  The Merger shall become effective at the time of filing of certificates of merger, in the form reasonably satisfactory to Silverline and SeraNova (the “Certificates of Merger”), with the Secretary of State of the State of Delaware in accordance with the provisions of Section 251 of the DGCL and in accordance with the provisions of Section 14A:10-7 of the NJBCA, or at such later time as may be stated in the Certificates of Merger or the parties may mutually agree (the “Effective Time”). Subject to the terms and conditions of this Agreement, SeraNova and Acquisition shall duly execute and file the Certificates of Merger with the Secretary of State of the State of Delaware and the Department of the Treasury of the State of New Jersey at the time of the Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York, at 10:00 A.M. two Business Days after the date on which the last of the conditions set forth in Article VII shall have been satisfied or waived, or on such other date, time and place as the parties may mutually agree (the “Closing Date”).

          (b)  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL and the NJBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the SeraNova and Acquisition shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the SeraNova and Acquisition shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

          1.2    Certificate of Incorporation.    The certificate of incorporation of SeraNova, as in effect immediately prior to the Effective Time, shall be amended to be comparable to the certificate of incorporation of Acquisition, as in effect immediately prior to the Effective Time, and shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided therein or by applicable law.

          1.3    By-Laws.    The by-laws of Acquisition, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

          1.4    Directors and Officers.    From and after the Effective Time, (a) the directors of Acquisition at the Effective Time shall be the initial directors of the Surviving Corporation, each shall hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation, and (b) the officers of Acquisition at the Effective Time shall be the initial officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed and qualified.

          1.5    Conversion of Securities.    At the Effective Time, by virtue of the Merger and without any action on the part of Acquisition, SeraNova or the holders of any of the following securities:

          (a)  Each issued and outstanding share of common stock of Acquisition shall be converted into one validly issued, fully paid and nonassessable share of common stock, no par value per share, of the Surviving Corporation;

          (b)  Each share of SeraNova Stock held in the treasury of the SeraNova and each share of SeraNova Stock owned by Silverline shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

          (c)  Subject to the provisions of Sections 1.6 and 2.3, each share of SeraNova Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled in accordance with Section 1.5(b)) shall be converted into 0.35 (such number as adjusted in accordance with Section 1.6, the “Common Stock Exchange Ratio”, “Exchange Ratio” or “Exchange Ratios”) of a validly issued, fully paid and nonassessable American depository share of Silverline (“Silverline ADS”). As of the Effective Time, each share of SeraNova Common Stock shall no longer be outstanding and shall automatically be canceled and retired, and each holder of a certificate representing any shares of SeraNova Common Stock shall cease to have any rights with respect thereto other than (i) the right to receive Silverline ADSs to be issued in consideration therefor upon the surrender of such certificate, (ii) any dividends and other distributions in accordance with Section 2.2 and (iii) any cash, without interest, to be paid in lieu of any fractional share of Silverline ADS in accordance with Section 2.3. The SeraNova Preferred Stock shall be dealt with in accordance with its certificate of designation.

          1.6    Adjustment of the Exchange Ratios.    In the event that, prior to the Effective Time, any stock split, combination, reclassification or stock dividend with respect to Silverline ADSs, any change or conversion of Silverline ADSs into other securities or any other dividend or distribution with respect to Silverline ADSs (other than regular dividends) should occur or, if a record date with respect to any of the foregoing should occur, appropriate and proportionate adjustments shall be made to the Exchange Ratio, and thereafter all references to an Exchange Ratio shall be deemed to be to such Exchange Ratio as so adjusted.

          1.7    Dissenting Shares.    (a) Notwithstanding any provision of this Agreement to the contrary, shares of SeraNova Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall not have voted in favor of the Merger, or consented thereto in writing, and who shall have demanded properly in writing and are entitled to appraisal for such shares in accordance with Section 14A:11-1 of the NJBCA (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the consideration set forth in Section 1.5(c). Such stockholders (the “Dissenters”) shall be entitled to receive such consideration as is determined to be due with respect to such Dissenting Shares in accordance with the provisions of Section 14A:11-1, except that all Dissenting Shares held by stockholders who shall have failed to perfect, or who effectively shall have withdrawn or lost their rights to appraisal of such shares under Section 14A:11-1 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Silverline ADSs specified in Section 1.5(c), without any interest thereon, upon surrender, in the manner provided in Section 2.2 of the Certificate or Certificates that were formerly evidenced by such Dissenting Shares.

          (b)  SeraNova shall give Silverline (i) prompt notice of any demands for appraisal received by SeraNova, withdrawals of such demands, and any other instruments served pursuant to Section 14A:11-1 of the NJBCA and received by SeraNova and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Section 14A:11-1 of the NJBCA . SeraNova shall not, except with the prior written consent of Silverline, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

          1.8    Contribution of Surviving Corporation’s Stock.     Immediately following the Merger, Silverline will contribute the stock of the Surviving Corporation capital of STI (the “Silverline Stock Contribution”). As a result of the Silverline Stock Contribution, the Surviving Corporation shall become a wholly-owned subsidiary of STI.

ARTICLE II

EXCHANGE OF CERTIFICATES

          2.1    Exchange Agent.    Prior to the Effective Time, Silverline shall appoint a commercial bank or trust company reasonably satisfactory to SeraNova to act as exchange agent hereunder for the purpose of exchanging Certificates for Silverline ADSs (the “Exchange Agent”).

          2.2    Exchange Procedures; Distributions with Respect to Unexchanged Shares; Stock Transfer Books.    (a)  As of the Effective Time, Silverline shall deposit with the Exchange Agent, for the benefit of the holders of shares of SeraNova Common Stock certificates representing such number of Silverline ADSs as may be issuable pursuant to Sections 1.5(c) in exchange for the shares of SeraNova Common Stock assuming an exchange of 100% of SeraNova Common Stock less shares of SeraNova Common Stock held by the Dissenters. Such shares of Silverline ADSs deposited with the Exchange Agent, together with any dividends or distributions with respect thereto pursuant to Sections 2.3 and 2.2(c), are referred to herein as the “Exchange Fund”.

           (b)  As soon as practicable after the Effective Time, Silverline shall use its reasonable best efforts to cause the Exchange Agent to send to each Person who was, at the Effective Time, a holder of record of certificates which represented outstanding SeraNova Common Stock (the “Certificates”), which shares were converted into the right to receive Silverline ADSs pursuant to Section 1.5(c), a letter of transmittal which (i) shall specify that delivery shall be effected and risk of loss and title to such Certificates shall pass, only upon actual delivery thereof to the Exchange Agent and (ii) shall contain instructions for use in effecting the surrender of the Certificates. Upon surrender to the Exchange Agent of Certificates for cancellation, together with such letter of transmittal duly executed and such other documents as the Exchange Agent may reasonably require, such holder shall be entitled to receive in exchange therefor (A) a certificate representing the number of whole shares of Silverline ADSs into which the SeraNova Common Stock represented by the surrendered Certificate shall have been converted at the Effective Time, (B) cash in lieu of any fractional share of Silverline ADSs in accordance with Section 2.3 and (C) dividends and distributions, if any, that are payable in accordance with Section 2.2(c), and the Certificates so surrendered shall then be canceled. Subject to Section 2.3 and Section 2.2(c), until surrendered as contemplated by this Section 2.2(b), each Certificate as applicable, from and after the Effective Time shall be deemed to represent only the right to receive, upon such surrender, the number of Silverline ADSs into which such SeraNova Common Stock shall have been converted.

          (c)  No dividends or other distributions declared or made after the Effective Time with respect to the Silverline ADSs with a record date after the Effective Time shall be paid to any holder entitled by reason of the Merger to receive certificates representing Silverline ADSs and no cash payment in lieu of a fractional share of Silverline ADS shall be paid to any such holder pursuant to Section 2.3 until such holder shall have surrendered its Certificates pursuant to this Section 2.2. Subject to applicable law, following surrender of any such Certificate such holder shall be paid, in each case, without interest, (i) the amount of any dividends or other distributions theretofore paid with respect to Silverline ADSs represented by the certificate received by such holder and having a record date on or after the Effective Time and a payment date prior to such surrender and (ii) at the appropriate payment date, or as promptly as practicable thereafter, the amount of any dividends or other distributions payable with respect to such Silverline ADSs and having a record date on or after the Effective Time but prior to such surrender and a payment date on or after such surrender.

          (d)  If any certificate representing Silverline ADSs, or any cash, is to be issued or paid to any Person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition to such exchange that such surrendered Certificate shall be properly endorsed and otherwise in proper form for transfer and such Person either (i) shall pay to the Exchange Agent any transfer or other taxes required as a result of the issuance of such certificates of Silverline ADSs and the distribution of such cash payment to such Person, or (ii) shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Silverline or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of SeraNova Stock such amounts as Silverline or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Silverline or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of SeraNova Common Stock in respect of which such deduction and withholding was made by Silverline or the Exchange Agent. All amounts in respect of taxes received or withheld by Silverline shall be disposed of by Silverline in accordance with the Code or such state, local or foreign tax law, as applicable.

          (e)  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and subject to such other conditions as the board of directors of the Surviving Corporation may impose, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate Silverline ADSs as determined under Section 1.5(c) and pay any cash, dividends or other distributions as determined in accordance with Sections 2.3 and 2.2(c) in respect of such Certificate; provided, that, Silverline may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as it may reasonably require as indemnity against any claim that may be made against Silverline, the Surviving Corporation or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

          (f)  At the close of business on the day on which the Effective Time occurs, the stock transfer books of the SeraNova shall be closed and thereafter there shall be no further registration of transfers of shares of SeraNova Common Stock on the records of the SeraNova. From and after the Effective Time, the holders of shares of SeraNova Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable law.

          2.3    No Fractional Shares.    No certificates or scrip representing fractional Silverline ADSs shall be issued upon the surrender for exchange of Certificates as applicable, and such fractional Silverline ADS shall not entitle the record or beneficial owner thereof to vote or to any other rights as a holder of Silverline ADS. In lieu of receiving any such fractional Silverline ADS, the stockholder shall receive cash (without interest) in an amount rounded to the nearest whole cent, determined by multiplying (i) the per ADS closing price on the New York Stock Exchange, Inc. (the “NYSE”) of Silverline ADS (as reported on the NYSE Composite Transactions Tape as such tape is reported in the Wall Street Journal or another recognized business publication) on the date immediately preceding the date on which the Effective Time shall occur (or, if the Silverline ADS did not trade on the NYSE on such prior date, the last day of trading in Silverline ADS on the NYSE prior to the Effective Time) by (ii) the fraction of the ADS to which such holder would otherwise be entitled. Silverline shall make available to the Exchange Agent the cash necessary for this purpose.

          2.4    Return of Exchange Fund.    Any portion of the Exchange Fund which remains undistributed to the former holders of SeraNova Common Stock, as applicable, for six months after the Effective Time shall be delivered to Silverline, upon its request, and any such former holders who have not theretofore surrendered to the Exchange Agent their Certificates in compliance herewith shall thereafter look only to Silverline for payment of their claim of Silverline ADSs, any cash in lieu of fractional Silverline ADS and any dividends or distributions with respect to such Silverline ADSs, and Silverline agrees to promptly pay any such bonafide claims. None of Silverline, the Exchange Agent or the SeraNova shall be liable to any former holder of SeraNova Common Stock for any such Silverline ADSs held in the Exchange Fund (and any cash, dividends and distributions payable in respect thereof) which are delivered to a public official pursuant to an official request under any applicable abandoned property, escheat or similar law.

          2.5    No Further Ownership Rights in SeraNova Capital Stock.     All certificates representing Silverline ADSs delivered upon the surrender for exchange of any Certificate in accordance with the terms hereof (including any cash paid pursuant to Section 2.3 or Section 2.2) shall be deemed to have been delivered (and paid) in full satisfaction of all rights pertaining to the SeraNova Common Stock previously represented by such Certificate.

          2.6    Further Assurances.    If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either SeraNova or Acquisition or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either the SeraNova or Acquisition, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of the SeraNova or Acquisition, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the SeraNova or Acquisition, as applicable, and otherwise to carry out the purposes of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SERANOVA

          Except as disclosed in the SeraNova disclosure schedule attached hereto (the “SeraNova Disclosure Schedule ”), SeraNova hereby represents and warrants to Silverline and Acquisition as follows:

          3.1 Corporate Organization.    (a) SeraNova is a corporation duly organized, validly existing and in good standing under the laws of the state of New Jersey. SeraNova has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on SeraNova. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Silverline or SeraNova, as the case may be, a material adverse effect on (i) the business, operations, results of operations or financial condition of such party and its material Subsidiaries as a whole or (ii) the ability of such party to consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” means any corporation, partnership, limited liability company, joint venture or other legal entity of which Silverline or SeraNova, as the case may be (either alone or through or together with any other Subsidiary), (i) owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity, (ii) is a general partner, trustee or other entity or person performing similar functions or (iii) has control (as defined in Rule 405 under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”)). True and complete copies of the certificate of incorporation and by-laws of SeraNova, as in effect as of the date of this Agreement, have previously been made available by SeraNova to Silverline.

          (b)  Each SeraNova Subsidiary (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would have a Material Adverse Effect on SeraNova and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

          (c)  The minute books of SeraNova accurately reflect in all material respects all corporate meetings and actions held or taken since the incorporation of SeraNova by, or of, its stockholders and board of directors (including committees of the board of directors of SeraNova).

          3.2    Capitalization.    (a)  The authorized capital stock of SeraNova consists of (i) 40,000,000 shares of SeraNova common stock par value $0.01 per share, of which, as of the date of this Agreement 17,460,883 shares were issued and outstanding and 5,000,000 shares were held in treasury (“SeraNova Common Stock”), and (ii) 800 shares of 6% Series A convertible preferred stock, par value $0.01 per share of SeraNova (the “SeraNova Preferred Stock” and together with SeraNova Common Stock, “SeraNova Stock ”), of which, as of the date hereof, 800 shares were designated, issued and outstanding. All of the issued and outstanding shares of SeraNova Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except pursuant to the terms of options issued pursuant to the SeraNova Stock Option Plan and other employee options (“SeraNova Stock Options”) and warrants for 310,000 shares of SeraNova Common Stock, SeraNova and its Subsidiaries do not have, and are not bound by, any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of SeraNova Stock, or any other securities of SeraNova or its subsidiaries, or any securities representing the right to purchase or otherwise receive any shares of SeraNova Stock or any of its Subsidiaries. As of the date of this Agreement, no shares of SeraNova Stock are reserved for issuance, except for 5,691,752 shares of SeraNova Stock reserved for issuance upon exercise of SeraNova Stock Options. Since July 6, 2000, SeraNova has not issued any shares of its capital stock or any securities convertible into, or exercisable for, any shares of its capital stock, other than pursuant to the exercise of employee stock options granted prior to such date and SeraNova Preferred Stock. Assuming compliance by Silverline with the terms of this Agreement, after the Effective Time, there will not be any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which SeraNova or any of its Subsidiaries, or their respective successors, will be bound calling for the purchase or issuance of any shares of the capital stock of SeraNova. Section 3.2(a) of the SeraNova Disclosure Schedule sets forth a list of the option holders, the date of each option to purchase SeraNova Stock granted, the number of shares subject to each such option, the expiration date of each such option, and the price at which each such option may be exercised under the SeraNova Stock Option Plan.

          (b)  SeraNova owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the SeraNova Subsidiaries, free and clear of any Liens and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No SeraNova Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock, or any other equity security of such Subsidiary, or any securities representing the right to purchase or otherwise receive any shares of capital stock, or any other equity security, of such Subsidiary.

          3.3    Authority; No Violation.    (a)  SeraNova has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action and, except for (i) the approval of this Agreement by the stockholders of SeraNova, and (ii) the filing and recordation of appropriate merger documents as required by the DGCL and NJBCA, no other corporate or other proceedings on the part of SeraNova are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by SeraNova and (assuming due authorization, execution and delivery by Silverline and Acquisition) constitutes a valid and binding obligation of SeraNova, enforceable against SeraNova in accordance with its terms.

          (b)  Neither the execution and delivery of this Agreement by SeraNova, nor the consummation by SeraNova of the transactions contemplated hereby, nor compliance by SeraNova with any of the terms or provisions hereof, will (i) violate any provision of the SeraNova certificate of incorporation or by-laws or (ii) assuming approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to SeraNova or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of SeraNova or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which SeraNova or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which, either individually, or in the aggregate, will not have, or be reasonably likely to have, a Material Adverse Effect on SeraNova.

          3.4    Consents and Approvals.    Except (i) in connection or in compliance, with the provisions of Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), (ii) for the filing of any required applications or notices with any state or foreign agencies and approval of such applications and notices as disclosed in Schedule 3.4 of the SeraNova Disclosure Schedule (the “State Approval s”) and Indian Regulatory Approvals, or (iii) for the filing of Certificates of Merger with the Secretary of State of the state of Delaware and the Department of Treasury of the State of New Jersey pursuant to the DGCL and NJBCA, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”), or with any third party are necessary in connection with (A) the execution and delivery by SeraNova of this Agreement and (B) the consummation by SeraNova of the Merger and the other transactions contemplated hereby.

          3.5    Financial Statements; Indebtedness; No Undisclosed Liabilities.     ;(a) Schedule 3.5 of the SeraNova Disclosure Schedule sets forth true, correct and complete copies of the balance sheet of SeraNova as of December 31, 1999 (the “Balance Sheet”), the statement of income of SeraNova for the annual period ended December 31, 1999 and financial statements for the quarter ended June 30, 2000 (collectively, the “Financial Statements”).

          The Financial Statements reflect and present fairly in all material respects, the assets, liabilities, and financial condition of SeraNova as of their indicated dates, and the results of its operations, for the indicated periods and are in compliance with U.S. GAAP.

          (b)  The Company does not have any liabilities, debts, claims or obligations of any nature (whether contingent, unasserted or otherwise) which are, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on SeraNova, except (i) to the extent reflected or disclosed in the Financial Statements, (ii) for items disclosed in Schedule 3.5 of the SeraNova Disclosure Schedule, and (iii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice and not in violation of the Agreement. Schedule 3.5 of the SeraNova Disclosure Schedule also sets forth a description of each encumbrance with respect to Indebtedness of SeraNova and SeraNova Preferred Stock. Except as set forth in Schedule 3.5 of the SeraNova Disclosure Schedule, no default exists with respect to, or under, any Indebtedness of SeraNova or any instrument or agreement relating thereto.

          3.6    Absence of Certain Changes or Events.    Except as disclosed in Schedule 3.6 of the SeraNova Disclosure Schedule, since June 30, 2000, (i) SeraNova and its Subsidiaries have not incurred any material liability or obligation (indirect, direct or contingent), or entered into any material oral or written agreement or other transaction, that is not in the ordinary course of business, and which would reasonably be likely to have a Material Adverse Effect on SeraNova, (ii) SeraNova and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has had or may have a Material Adverse Effect on SeraNova, (iii) there has been no change in the capital stock of SeraNova and no dividend or distribution of any kind declared, paid or made by SeraNova on any class of its stock, (iv) there has not been (x) any payment or agreement to pay, or award or grant under any Benefit Plan (as defined in Section 3.11(d)) to any executive officer of SeraNova or any of its Subsidiaries any compensation, (y) any granting by SeraNova or any of its Subsidiaries to any such executive officer of any severance or termination agreements or (z) any entry by SeraNova or any of its Subsidiaries into any employment, severance or termination agreement with any such executive officer and (v) there has been no other event causing a Material Adverse Effect on SeraNova, nor any development that would, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on SeraNova.

          3.7    Permits and Compliance.    Each of SeraNova and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for SeraNova or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “SeraNova Permits”), except where the failure to have any of the SeraNova Permits would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on SeraNova and its Subsidiaries, and, as of the date of this Agreement, no suspension or cancellation of any of the SeraNova Permits is pending or, to the Knowledge of SeraNova, threatened, except where the suspension or cancellation of any of the SeraNova Permits, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on SeraNova. Neither SeraNova nor any of its Subsidiaries is in violation of (i) its charter, by-laws or other organizational documents, or (ii) any order, decree or judgment of any Governmental Entity having jurisdiction over SeraNova or any of its Subsidiaries, except, in the case of clauses (i) and (ii), for any violations that, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on SeraNova. Except as disclosed in Schedule 3.7 of the SeraNova Disclosure Schedule, and except for contracts or agreements entered into prior to July 6, 2000, there is no contract or agreement that is material to the business, properties, results of operations or condition (financial or otherwise) of SeraNova and its Subsidiaries, taken as a whole. Except as set forth in Schedule 3.7 of the SeraNova Disclosure Schedule, no event of default or event that, but for the giving of notice or the lapse of time or both, would constitute an event of default exists or, upon the consummation by SeraNova of the transactions contemplated by this Agreement, will exist under any indenture, mortgage, loan agreement, note or other agreement or instrument for borrowed money, any guarantee of any agreement or instrument for borrowed money or any lease, license or other agreement or instrument to which SeraNova or any of its Subsidiaries is a party, or by which SeraNova or any such Subsidiary is bound, or to which any of the properties, assets or operations of SeraNova or any such Subsidiary is subject, other than any defaults that, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on SeraNova. “Knowledge of SeraNova” means and includes the actual knowledge, after reasonable investigation, of each of the executive officers of SeraNova.

          3.8    Tax Matters.    (a) Except as otherwise set forth in Schedule 3.8 of the SeraNova Disclosure Schedule, (i) SeraNova and each of its Subsidiaries have filed all federal, and all material state, local, foreign and provincial, Tax Returns required to have been filed, or appropriate extensions therefor have been properly obtained, and such Tax Returns are correct and complete, except to the extent that any failure to so file, or any failure to be correct and complete, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on SeraNova; (ii) all Taxes (as hereinafter defined) shown to be due on such Tax Returns have been timely paid, or extensions for payment have been properly obtained, or such Taxes are being timely and properly contested, (iii) SeraNova and each of its Subsidiaries have complied in all material respects with all rules and regulations relating to the withholding of Taxes owing to any employee, independent contractor, creditor, stockholder or other third party, except to the extent that any failure to comply with such rules and regulations, individually and in the aggregate, would not reasonably be likely to have a Material Adverse Effect on SeraNova; (iv) neither SeraNova nor any of its Subsidiaries has waived any statute of limitations in respect of its Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (v) any Tax Returns referred to in clause (i) relating to federal and state income Taxes have been examined by the Internal Revenue Service (the “IRS”), or the appropriate state taxing authority, or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (vi) no issues that have been raised in writing by the relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (i) are currently pending, and there is no action, suit, investigation, audit, claim or assessment pending or proposed or, to Knowledge of SeraNova, threatened with respect to Taxes of SeraNova or any of its Subsidiaries, and no basis exists therefor; (vii) all deficiencies asserted or assessments made as a result of any examination of such Tax Returns by any taxing authority have been paid in full or are being timely and properly contested; (viii) all tax indemnity arrangements relating to SeraNova or any of its Subsidiaries, (other than pursuant to this Agreement) and any agreement or arrangement with any other Person regarding the filing of Tax Returns or relating to the sharing of tax benefits or liabilities with such Persons will terminate prior to the Closing Date, and neither SeraNova nor any of its Subsidiaries will have any liability thereunder on or after the Closing Date; (ix) there are no Liens for any Taxes upon the assets of SeraNova except Liens relating to current Taxes not yet due; (x) all Taxes which SeraNova is required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued, reserved against and entered on the books of SeraNova; (xi) neither SeraNova nor any of its Subsidiaries has been a member of any Company Group or has any liability for the Taxes of any Person (other than SeraNova and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as transferee or successor, by contract or otherwise; (xii) neither SeraNova nor any of its Subsidiaries has filed a consent under Section 341(f) of the Code (or any similar provision of state, local or foreign law); (xiii) neither SeraNova nor any of its Subsidiaries is a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (xiv) SeraNova and each of its Subsidiaries has disclosed on its federal income Tax all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

          (b)  No payment or other benefit, and no acceleration of the vesting of any options, payments or other benefits, will be, as a direct or indirect result of the transactions contemplated by this Agreement, an “excess parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code and the Treasury Regulations thereunder.

          (c)  For purposes of this Agreement, “Company Group” shall mean any “affiliated group” (as defined in Section 1504(a) of the Code, without regard to the limitations contained in Section 1504(b) of the Code), that at any time on or before the Closing Date, includes or has included SeraNova or any of its Subsidiaries or any predecessor of or successor to SeraNova or any of its Subsidiaries (or another such predecessor or successor), that, at any time on or before the Closing Date, files or have filed Tax Returns on a combined, consolidated or unitary basis with SeraNova or any of its Subsidiaries or any predecessor of or successor to SeraNova or any of its Subsidiaries (or another such predecessor or successor).

          3.9    Actions and Proceedings.    Except as set forth in Schedule 3.9 of the SeraNova Disclosure Schedule, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or involving SeraNova or any of its Subsidiaries, or to the Knowledge of SeraNova against or involving any of the directors, officers or employees of SeraNova, or any of its Subsidiaries, in their capacities as directors, officers or employees of SeraNova or any Subsidiary, any of its or their properties, assets or business or any SeraNova Plan that, individually or in the aggregate, would reasonably be likely to have a Material Adverse Effect on SeraNova. As of the date of this Agreement, there are no actions, suits or claims or legal, administrative or arbitrative proceedings or investigations, hearings, including appeals and applications for review pending or, to the Knowledge of SeraNova, threatened against, or involving SeraNova, any of its Subsidiaries or to the Knowledge of SeraNova any of its or their directors, officers or employees as directors, officers or employees, or any of its or their properties, assets or business or any Benefit Plan before any court, tribunal, arbitrator, other judicial or quasi-judicial body or Government Entity that, individually or in the aggregate, would reasonably be likely to have a Material Adverse Effect on SeraNova or its Subsidiaries. There are no actions, suits, labor disputes or other litigation, legal or administrative proceedings or governmental investigations pending or, to the Knowledge of SeraNova, threatened against or affecting SeraNova or any of its Subsidiaries, or to the Knowledge of SeraNova any of its or their officers, directors or employees, in their capacity as directors, officers or employees, or any of its or their properties, assets or business relating to the transactions contemplated by this Agreement. SeraNova is not in default under, nor has it failed to comply with any judgment, order, consent, agreement or decree of any court, tribunal, arbitrator, other judicial or quasi-judicial body or Governmental Entity applicable to it where such default or non-compliance would reasonably be likely to have a Material Adverse Effect.

          3.10    Certain Agreements.    Except as set forth in Schedule 3.10 of the SeraNova Disclosure Schedule, neither SeraNova nor any of its Subsidiaries is a party to any oral or written agreement or plan, including any employment agreement, severance agreement, stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Except as set forth in Schedule 3.10 of the SeraNova Disclosure Schedule, no holder of any option to purchase shares of SeraNova Stock, or shares of SeraNova Stock granted in connection with the performance of services for SeraNova or its Subsidiaries, is or will be entitled to receive cash from SeraNova or any Subsidiary in lieu of, or in exchange for, such option or shares as a result of the transactions contemplated by this Agreement.

          3.11    Benefit Plans.    (a) Schedule 3.11 of the SeraNova Disclosure Schedule sets forth a list of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (sometimes referred to herein as “Pension Plans”), “Employee welfare benefit plans” (as defined in Section 3(l) of ERISA), bonus, stock option, stock purchase, deferred compensation plans or arrangements, other employee fringe benefit plans and employee benefit plans (all the foregoing being herein called “ Benefit Plans”) maintained, or contributed to, by SeraNova and its material Subsidiaries for the benefit of any employees of SeraNova and its material Subsidiaries. SeraNova shall deliver to Silverline within ten (10) days hereof true, complete and correct copies of each Benefit Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof), the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Plan (if any such report was required), the most recent Summary Plan description for each Benefit Plan for which a Summary Plan description is required, the most recent determination letter, if any, in the case of all Pension Plans intended to qualify under Section 401 of the Code and each trust agreement and group annuity contract relating to any Benefit Plan.

          (b)  Each Benefit Plan has been administered in all material respects in accordance with its terms and the applicable provisions of ERISA and the Code. SeraNova has received no notice of any investigations by any governmental agency, termination proceedings or other claims (except claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings against, or involving, any Benefit Plan, or asserting any rights or claims to benefits under any Benefit Plan that could reasonably give rise to any material liability, and, to the Knowledge of SeraNova, there are no facts that could reasonably give rise to any material liability in the event of any such investigation, claim, suit or proceeding.

          (c)  All contributions to, and payments from, the Benefit Plans that may have been required to be made in accordance with the Benefit Plans have been timely made. Except as set forth in Schedule 3.11 of the SeraNova Disclosure Schedule all obligations and liabilities under the Benefit Plans that have accrued but are not yet due are adequately reflected or reserved for in SeraNova Financial Statements except those incurred in the ordinary course of business.

          (d)  No “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred that involves the assets of any Benefit Plan and that could subject SeraNova or any of its employees, or, to the Knowledge of SeraNova, a trustee, administrator or other fiduciary of any trusts created under any Benefit Plan, to any material tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA.

          (e)  SeraNova has not contributed, does not contribute, has not been required to contribute and has not committed to contribute at any time in the future to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). SeraNova does not maintain or contribute to a Pension Plan which is subject to Section 302 of ERISA or Section 412 of the Code.

          (f)  SeraNova has not taken any action, nor to the Knowledge of SeraNova has any event occurred, which has resulted in, or will likely result in, any liability to SeraNova under Title IV of ERISA, including any withdrawal liability with respect to any multiemployer plan.

          (g)  Each Pension Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, or a timely and proper application letter for such a determination letter is now pending or will be filed on a timely and proper manner, as to all of which applications, to the Knowledge of SeraNova, there exist no reason that a favorable determination letter will not be received, and to the Knowledge of SeraNova nothing has occurred and no condition exists that could cause the loss of such qualification.

          (h)  Neither SeraNova nor any Subsidiary have any current, contingent or projected liability in respect of post-employment or post-retirement health, medical, or life insurance benefits for retired, former, or current employees, except as required to avoid excise tax under Section 4980B of the Code.

          (i)  No payment or other benefit, and no acceleration of the vesting of any options, payments or other benefits, will, as a direct or indirect result of the transactions contemplated by this Agreement, be (or under Section 280G of the Code and the Treasury Regulations thereunder be presumed to be ) a “parachute payment” to a “disqualified individual” (as those terms are defined in Section 280G of the Code and the Treasury Regulations thereunder) with respect to SeraNova or any Subsidiary of SeraNova, without regard to whether such payment or acceleration is reasonable compensation for personal services performed, or to be performed, in the future.

          (j)  SeraNova and its material Subsidiaries properly maintain all Benefit Plans required to be maintained by them under any law, including the laws of India, except where such failure is not likely to cause a Material Adverse Effect.

          3.12    Absence of Changes or Events.    Since June 30, 2000, SeraNova has conducted its business in the ordinary course consistent with past practice, and there has not been any change, event or development to the Knowledge of SeraNova, or any discovery of any pre-existing facts, that has resulted or is reasonably likely to result in a Material Adverse Effect. Without limiting the generality of the foregoing sentence, except as set forth in Schedule 3.12 of the SeraNova Disclosure Schedule and as otherwise contemplated by this Agreement, SeraNova has not:

          (i)  transferred, assigned, sold or otherwise disposed of any of the assets reflected on the Balance Sheet, or canceled any debts or claims, except in the ordinary course of business consistent with past practice;

          (ii)  incurred any material obligation or liability (absolute, accrued, contingent or otherwise) except obligations with respect of SeraNova Preferred Stock and those incurred in the ordinary course of business;

          (iii)  discharged or satisfied any Liens, or paid or satisfied any material obligation or liability (absolute, accrued, contingent or otherwise) other than (x) liabilities shown or reflected on the Balance Sheet or (y) liabilities incurred since the date of the Balance Sheet in the ordinary course of business consistent with past practice;

          (iv)  to the Knowledge of SeraNova experienced any change, or received any threat of any change, in SeraNova’s relations with, or any loss or threat of loss of, any significant suppliers, clients, partners or employees of SeraNova;

(v) disposed of or failed to keep in effect any rights in, to or for the use of any material license or intellectual property;

(vi) incurred any damage, destruction or loss, whether or not covered by insurance, having a Material Adverse Effect;

          (vii)  suffered any operating loss or any extraordinary loss, or waived any rights of substantial value, or entered into any commitment or transaction not in the ordinary course of business where such loss, rights, commitment or transaction has or would have a Material Adverse Effect;

(viii) made any general wage or salary increases in respect of personnel which it employs, or paid any bonuses to personnel outside the ordinary course of business consistent with past practice;

(ix) mortgaged, pledged, subjected to lien, granted a security interest in, or otherwise encumbered itself, or any material portion of its assets or property, whether tangible or intangible;

(x) made any single capital expenditure in excess of $100,000;

(xi) authorized or agreed or otherwise become committed to do any of the foregoing; or

          (xii)  prepared or filed any Tax Return inconsistent with past practice or, on any such Tax Return, taken any position, made any election, or adopted any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including, without limitation, positions, elections or methods which would have the effect of deferring income).

           3.13    Compliance with Applicable Laws.    To the Knowledge of SeraNova, (a) SeraNova is in compliance in all material respects with all applicable laws except where the failure to comply would not have a Material Adverse Effect and (b) no notice, citation, summons or order has been issued, no complaint has been filed, no penalty has been assessed and no investigation or review is pending or, to the Knowledge of SeraNova, threatened with respect to any alleged violation by SeraNova, in respect of SeraNova, of any law.

          3.14    Inspections and Investigations.    To the Knowledge of SeraNova and except as provided on Schedule 3.14 of the SeraNova Disclosure Schedule, neither SeraNova nor any individual affiliated with SeraNova has, during the past three years, been the subject of any inspection, investigation, survey, audit or monitoring by any Governmental Entity, trade association, professional review organization, accrediting organization or certifying agency, nor has SeraNova received from any such entity any notice of deficiency in connection with the operation of the SeraNova which would have a Material Adverse Effect on SeraNova. Attached as part of Schedule 3.14 of the SeraNova Disclosure Schedule are copies of all material reports, correspondence, notice and other documents relating to any such inspection, investigation, survey, audit, monitoring or other form of review to which any of the foregoing has been subject.

          3.15    Intellectual Property.    (a) Except as set forth in Schedule 3.15 of the SeraNova Disclosure Schedule, SeraNova and its Subsidiaries own or license such trademarks, trade names, patent rights, copyrights, licenses, approvals and governmental authorization as are necessary to conduct their businesses substantially as now conducted. To the Knowledge of SeraNova no claim of infringement by it or its Subsidiaries of any trademark, trade name, patent, copyright, licenses, trade secret or other similar rights of others, and there is no claim being made against SeraNova or its Subsidiaries regarding trademark, trade name, patent, copyright, license, trade secret or other infringement has been made or asserted with respect to its and its Subsidiaries business, and SeraNova and its Subsidiaries have no notice of, or knowledge of any basis for, any claim that the operations, activities, products, software, equipment, machinery or processes of its business and its Subsidiaries (including without limitation any duplication, distribution, use or other exploitation of the Technology Assets), infringe any intellectual property rights of any third party, in any such case which could reasonably be expected to cause a Material Adverse Change.

          (b)  Schedule 3.15(b) of the SeraNova Disclosure Schedule contains a list of all Intellectual Property Rights that are registered (or otherwise recorded with the federal government), licensed, sub-licensed or for which applications are pending (including all assumed or fictitious names under which SeraNova and its Subsidiaries are conducting their business or have conducted their business) owned by, licensed to or used by SeraNova and its Subsidiaries in connection with the conduct of their business, specifying for each Intellectual Property Right (as hereinafter defined) whether it is owned or licensed and, if licensed, identifying the licensor and if it is subject to registration, the registration date and number or the status of the registration application.

          (c)  Schedule 3.15(c) of the SeraNova Disclosure Schedule contains a list (showing in each case the parties thereto and the dates thereof) of all agreements, contracts, licenses, sublicenses, assignments and indemnities which relate to the Technology Assets. Except to the extent not having (or not reasonably likely to have) a Material Adverse Effect on SeraNova or its Subsidiaries, SeraNova has not breached any agreements, contracts, licenses, sublicenses, assignments and indemnities relating to the Technology Assets, and is current with respect to any and all payment obligations thereunder.

          (d)  That (i) all registrations of the Intellectual Property Rights (as hereinafter defined) identified in Schedule 3.15(b) of the SeraNova Disclosure Schedule as being owned by SeraNova and its Subsidiaries are valid and in force, and all applications to register any unregistered Intellectual Property Rights so identified are pending and in good standing, all to the Knowledge of SeraNova, without challenge of any kind; (ii) the Intellectual Property Rights are valid and enforceable; and (iii) SeraNova has the sole and exclusive right to bring actions for infringement or unauthorized use of the Intellectual Property Rights owned by SeraNova, and to the Knowledge of SeraNova, there is no basis for any such action. Except as disclosed in Schedule 3.15(d) of the SeraNova Disclosure Schedule, SeraNova has provided Silverline with correct and complete copies of all registrations of, or applications to, register any copyright or trademark included within the Intellectual Property Rights owned by SeraNova and all patents and applications for patents included within the Intellectual Property Rights owned by SeraNova and its Subsidiaries (together with any subsequent correspondence or filings relating to the foregoing).

          (e)  Except as set forth in Schedule 3.15(e) of the SeraNova Disclosure Schedule, to the Knowledge of SeraNova, no infringement of any third party patent or trademark, has occurred or results in any way from the operations of it and its Subsidiaries business. Except as set forth in Schedule 3.15(e) of the SeraNova Disclosure Schedule, to the Knowledge of SeraNova, no infringement of any third party copyright, trade secret, or other intellectual property right (other than patent or trademark) has occurred or results in any way from the operations of SeraNova and its Subsidiaries business. To the Knowledge of SeraNova, no claim of infringement has been made or asserted with respect to its and its Subsidiaries business, and SeraNova and its Subsidiaries have no notice of, or knowledge of any basis for, any claim that the operations, activities, products, software, equipment, machinery or processes of its business and its Subsidiaries (including without limitation any duplication, distribution, use or other exploitation of the Technology Assets), infringe any intellectual property rights of any third party.

          (f)  Except as disclosed in Schedule 3.15(f) of the SeraNova Disclosure Schedule: (i) the Technology Assets are not subject to any transfer, assignment, site, equipment, or other limitations; (ii) SeraNova has maintained and protected the Technology Assets (including, all source code, system code, system specifications and company’s website), with customary proprietary notices, confidentiality and non-disclosure agreements and such other measures as are customary to protect the proprietary, trade secret or confidential information contained therein; (iii) the copyrights with respect to the significant releases of separate versions of Software have been effectively registered under U.S. copyright law and no such copyright has been forfeited to the public domain; (iv) SeraNova has copies of all significant releases or separate versions of the Software so that the same may be subject to registration in the United States Copyright Office; (v) SeraNova has complete and exclusive right, title and interest in and to the Technology Assets; (vi) the Software includes the client site documentation, source code, system documentation, statements of principles of operation and schematics, as well as any pertinent commentary, explanation, program (including compilers), workbenches, tools, and higher level (or “proprietary”) language used for the development, maintenance, implementation and use thereof, so that a computer programmer trained in the Software could develop, maintain, support, compile, build and use all releases or separate versions of the same; (vii) there are no agreements or arrangements in effect with respect to the marketing, distribution, licensing or promotion of the Software and Software Material by any third party except in the ordinary course of business; (viii) the Software and Software Material complies with all applicable requirements of laws relating to the export or re-export of the same; (ix) the Software and Software Material may be exported or re-exported to all countries without the necessity of any license, other than to those countries specified as prohibited destinations pursuant to applicable regulations of the U.S. Department of Commerce and/or the United States State Department, and (x) to the Knowledge of SeraNova, no third party (including customers and partners) is infringing or misappropriating, or has infringed or misappropriated, any of the Intellectual Property Rights.

          (g)  To the Knowledge of SeraNova, except as set forth in Schedule 3.15(g) of the SeraNova Disclosure Schedule no present or former employee, consultant or contractor of SeraNova is in violation of, or has violated, any term of any employment contract, consulting contract, patent disclosure agreement, or any other contract or agreement relating to the relationship of such employee, consultant or contractor with SeraNova in any way that could reasonably be expected to cause a Material Adverse Effect on SeraNova or its Subsidiaries. Except as set forth in Schedule 3.15(g) of the SeraNova Disclosure Schedule, each present or former employee, consultant or contractor of SeraNova, who has or had access to Confidential Information, or who is or was involved in the creation, development, maintenance or enhancement of any Technology Assets, has executed (i) an employee non-disclosure agreement, containing a “work made for hire” provision or (ii) an agreement including an effective assignment in favor of SeraNova (or its predecessor in interest, as applicable) of all right, title and interest in the Technology Assets and a confidentiality or non-disclosure provision, prohibiting any unauthorized use or disclosure of Confidential Information.

           (h)  The Software and all technology relating to the operation of the business of SeraNova are Year 2000 Compliant and to the Knowledge of SeraNova, no further expenses, outlays or costs will be incurred by SeraNova in connection with it becoming Year 2000 Compliant, including any costs relating to audits or filings, and SeraNova is not subject to any claim from any Year 2000 issues.

          For the purposes of this Agreement:

          “Confidential Information” means any information or material that is not generally known by personnel outside of SeraNova and that relates to the Technology Assets, the operations of SeraNova and its Subsidiaries, or the development, marketing or use of any of the foregoing, including, without limitation, discoveries, ideas, inventions, concepts, software in various stages of development, designs, drawings, specifications, techniques, models, data, source code, object code, documentation, diagrams, flow charts, research, development, processes, procedures, “know-how,” marketing techniques and materials, marketing and development plans, customer names and other information related to customers, price lists, pricing policies, financial information and employee information.

          “Intellectual Property Rights” means all copyrights, patents, applications for patent, copyright registrations, applications for copyright registration, trade secret rights, trademarks, service marks, trademark or service mark registrations, applications for trademark or service mark registration, and other intellectual property rights relating primarily to the Software or Software Material, any invention or original work of authorship relating thereto, or embodied therein, any trademark, trade name, service mark, logo or other designation used with respect thereto, and any part, or any, of the foregoing.

          “Licenses” means all the licenses under which SeraNova is the licensee of any Intellectual Property Rights, including those set forth in Schedule 3.15(g) of the SeraNova Disclosure Schedule.

          “Software” means the software set forth in Schedule 3.15(g) of the SeraNova Disclosure Schedule, all prior versions of such software (including, without limitation, anything from which such software product is derived), and all derivative works (as that term is defined in the Copyright Act of 1976) based on, or modified versions of, any of the foregoing acquired, created or developed by, or for SeraNova or any of its Subsidiaries, or any affiliate thereof (including, without limitation, any patches or other software intended to repair, or otherwise operate in conjunction with, any of the foregoing).

          “Software Material” means any and all materials of SeraNova relating to the Software, including, but not limited to, any material that includes Confidential Information, specifications, technical documentation, user documentation, advertising and promotional material, customer lists, support logs, build environment and build specifications, and bug lists.

          “Year 2000 Compliant” means currently capable of (i) accurately processing, during and after the year 2000, all date related data and dates before, on and after January 1, 2000, including, but not limited to, accurately inputting, storing, manipulating, comparing, calculating, updating, recording, displaying, outputting, transferring and sequencing such dates and data; (ii) accurately interfacing with other software and hardware that uses standard date format (4 digits) for representation of the year; (iii) correctly processing calendar dates for leap years, as defined by the Gregorian calendar (including year 2000, which is a leap year); (iv) not incurring any adverse performance degradation due to changes added to support year 2000 compliance; (v) providing capability for users to readily identify and use the century in any date fields without special processing; and (vi) accommodating date data century recognition (4 digit year) in all date-related data fields and in all date-related functions.

          “Technology Assets” means the technology assets set forth in Schedule 3.15(g) of the SeraNova Disclosure Schedule.

           3.16    Full Disclosure.    To the Knowledge of SeraNova, no representation or warranty, or any information with respect to SeraNova and its Subsidiaries, contained in this Agreement, and no schedule, document, certificate or other paper furnished by, or on behalf of SeraNova, to Silverline or its agents, contains an untrue statement of a material fact, or omits to state a material fact required to be stated therein or necessary to make the statements made therein, in the context in which made, not misleading. To the Knowledge of SeraNova there is no fact that SeraNova has not disclosed to Silverline in writing that has a, or is reasonably likely to have a Material Adverse Affect.

          3.17    Reports and Financial Statements.    SeraNova has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) (collectively, including all exhibits thereto, the “SeraNova SEC Reports”). No Significant Subsidiary of SeraNova is required to file any form, report or other document with the SEC. None of the SeraNova SEC Report, when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included in the SeraNova SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of SeraNova and its Subsidiaries as of the respective dates or for the respective period, set forth therein, all in conformity with U.S. GAAP, and subject, in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments. All of SeraNova SEC Reports, as of their respective dates (and as of the date of any amendment to the respective SeraNova SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

          3.18    Information Supplied.    (i) None of the information supplied or to be supplied by SeraNova for inclusion or incorporation by reference in (A) the Form F-4 to be filed with the SEC by Silverline in connection with the issuance of the Silverline ADSs in the Merger will, at the time the Form F-4 becomes effective under the Securities Act, contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (B) the Joint Proxy Statement/Prospectus included in the Form F-4 related to the SeraNova Stockholders Meeting and the Silverline Shareholders Meeting and the Silverline ADSs to be issued in the Merger will, on the date it is first mailed to SeraNova stockholders or Silverline Shareholders or at the time of the SeraNova Stockholders Meeting or Silverline Shareholders Meeting, contain any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act.

          (ii)  Notwithstanding the foregoing provisions of this Section 3.18, no representation or warranty is made by SeraNova with, respect to statements made or incorporated by reference in the Form F-4 or the Joint Proxy Statement/Prospectus based on information supplied by Silverline or its Affiliates for inclusion or incorporation by reference therein.

          3.19    State Takeover Statutes; Approvals.    The board of directors of SeraNova (including the disinterested directors thereof), has approved and recommended the terms of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and such approval of the board of directors of SeraNova constitutes approval of the Merger and the other transactions contemplated by this Agreement by the board of directors of SeraNova to the extent applicable under all relevant statutory provisions and charter documents of SeraNova. No other New Jersey state takeover statute is applicable to SeraNova in connection with this Agreement, the Merger or the other transactions contemplated hereby. Other than those that have been made prior to the date hereof, no approval or determination of the board of directors of SeraNova or any committee thereof is required with respect to any class or series of SeraNova Stock or under SeraNova’s articles of incorporation, bylaws or governance policies to approve this Agreement or any of the transactions, contemplated hereby.

           3.20    Representations Not Waived.    Notwithstanding any other provision of this Agreement, the representations and warranties of SeraNova contained herein shall not be affected or deemed waived by reason of any investigation made by, or on behalf of, Silverline and/or its representatives, or by reason of the fact that Silverline and/or such representatives knew, or should have known, that any such representation or warranty is, or might be, inaccurate in any respect.

          3.21    Compliance with Worker Safety and Environmental Laws.     (a) Except as set forth in Section 3.21 of the SeraNova Disclosure Schedule, the properties, assets and operations of SeraNova and its Subsidiaries are in compliance with all applicable federal, state, local, regional and foreign laws, rules and regulations, orders, decrees, common law, judgments, permits and licenses relating to public and worker health and safety (collectively, the “Worker Safety Laws”) and the protection, regulation and clean-up of the indoor and outdoor environment and activities or conditions related thereto, including, without limitation, those relating to the generation, handling, disposal, transportation or release of hazardous or toxic materials, substances, wastes, pollutants and contaminants including, without limitation, asbestos, petroleum, radon and polychlorinated biphenyls (collectively, the “Environmental Laws”), except for any violations that, individually or in the aggregate, have not had, and would not reasonably be likely to have, a Material Adverse Effect on SeraNova. With respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no past, present or reasonably anticipated future events, conditions, circumstances, activities, practices, incidents, actions or plans of SeraNova or any of its Subsidiaries that may interfere with, or prevent compliance or continued compliance with, applicable Worker Safety Laws and Environmental Laws, other than any such interference or prevention that, individually or in the aggregate, has not had, and would not reasonably be likely to have, a Material Adverse Effect on SeraNova and its Subsidiaries.

          (b)  SeraNova and its Subsidiaries have not caused or permitted any property, asset, operation, including any previously owned property, asset or operation, to use, generate, manufacture, refine, transport, treat, store, handle, dispose, transfer or process hazardous or toxic materials, substances, wastes, pollutants or contaminants, except in material compliance with all Environmental Laws and Worker Safety Laws, other than any such activity that, individually or in the aggregate, has not had, and would not reasonably be likely to have, a Material Adverse Effect on SeraNova. SeraNova and its Subsidiaries have not reported to any Governmental Entity any material violation of an Environmental Law or any release, discharge or emission of any hazardous or toxic materials, substances, wastes, pollutants or contaminants, other than any such violation, release, discharge or emission that, individually or in the aggregate, has not had, and would not reasonably be likely to have, a Material Adverse Effect on SeraNova. To SeraNova Knowledge there is no pending, threatened or anticipated claims or liabilities under CERCLA, 42 U.S.C. § 9601 et seq., RCRA, 42 U.S.C. § 6901 et seq., or equivalent state law provisions and no current or former property, asset or operation is identified or currently proposed for the National Priorities List at 40 CFR § 300, Appendix B, or the CERCLIS or equivalent state lists or hazardous substances release sites.

          3.22    Insurance.    A true and accurate list of the insurance policies currently maintained with respect to SeraNova is set forth in Schedule 3.22 of the SeraNova Disclosure Schedule. Such policies are sufficient for compliance with all agreements to which SeraNova is a party. All such policies are in full force and effect, and except to the extent not having a Material Adverse Effect on SeraNova or its Subsidiaries SeraNova is not in default, whether as to the payment of premium or otherwise, under any such policy, and no cancellation or non-renewal will result under any such policies as a result of the Closing, or the other transactions contemplated by this Agreement. SeraNova has never been subject to liability as a self-insurer. Within the immediately preceding five (5) years, SeraNova has not been denied insurance, nor has any prospective or actual carrier or underwriting board recommended or required material expenditures by SeraNova in order to obtain insurance. To the Knowledge of SeraNova, no insurance company providing insurance under such policies is insolvent. No notices of cancellation or indication of an intention not to renew any insurance policy has been received by SeraNova. Schedule 3.22 of the SeraNova Disclosure Schedule sets forth a true and complete description of (x) all current and open or known claims under such policies and (y) all written claims made against SeraNova and its Subsidiaries during the past three years or known events which are reasonably likely to give rise to a claim against SeraNova or its Subsidiaries which are reasonably likely to have a Material Adverse Effect on SeraNova or its Subsidiaries, whether or not covered by insurance.

          3.23    Contract.    Except as described in Schedule 3.23 of the SeraNova Disclosure Schedule, neither SeraNova or its Subsidiaries, or the property or assets of SeraNova or its Subsidiaries, is as of the date of this Agreement a party to, or bound by:

          (i)  any material (A) collective bargaining agreement or other contract with any labor union, (B) plan, program, practice, arrangement or agreement that provides for the (1) payment of severance, termination or similar type of compensation or benefits upon the termination, retirement or resignation of any employee or (2) medical, life insurance, pension or other benefits for employees or their affiliates upon retirement or termination of employment;

          (ii)  any material covenant not to compete or other agreement, contract or commitment limiting or restraining SeraNova or its subsidiaries from engaging or competing in any products or lines of business with any Person;

          (iii)  any material agreement, contract or commitment with any Affiliate, officer, director or employee of SeraNova or its affiliates or its subsidiaries (other than employment agreements arising by operation of law with SeraNova’ directors, officers and employees);

          (iv)  any material lease or similar agreement under which SeraNova is a sublessor of, or makes available for use by any third party, any real property leased by SeraNova or its subsidiaries or any portion of premises otherwise occupied by SeraNova;

          (v)  any material lease or similar agreement under which SeraNova or any of its subsidiaries is the lessee or lessor of, or holds or uses, any machinery, furniture, personalty, equipment, or other tangible personal property, contract, order or commitment for the future purchase or sale of materials, supplies, services, products or equipment (other than purchase contracts and orders in the ordinary course of business consistent with past practice and with an aggregate future liability not in excess of $100,000) or management, service, consulting or other similar type of contract;

          (vi)  any material agreement, contract or instrument pursuant to, or under, which SeraNova or any of its subsidiaries has borrowed or loaned any money, including any note, bond, indenture or other evidence of indebtedness, or directly or indirectly guaranteed (including, through take-or-pay, keep-well or similar agreements or security agreements pledging assets as security for obligations of a third party) indebtedness, liabilities or obligations of others (other than endorsements for the purpose of collection in the ordinary course of business);

          (vii)  any material agreement, contract or commitment under which any other Person has directly or indirectly guaranteed indebtedness, liabilities or obligations of SeraNova or any of its subsidiaries (other than endorsements for the purpose of collection in the ordinary course of business);

          (viii)  any material mortgage, pledge, security agreement, deed of trust or other document granting a Lien (including liens upon properties acquired under conditional sales, capital leases or other title retention or security devices);

          (ix)  any material agreement, contract or commitment (A) providing for the payment by SeraNova or any of its subsidiaries of any bonus or commission based on revenues, earnings, return on net assets or any other measure of performance of SeraNova or any of its subsidiaries or (B) providing for any bonus or other payment by SeraNova or any of its subsidiaries based on the sale of any portion of SeraNova or any of its subsidiaries or their assets;

          (x)  any material other agreement, contract, lease, license, commitment or instrument to which SeraNova or any of its subsidiaries is a party, or by, or to which it, or any of its properties or assets is bound, or subject, which has an aggregate future liability in excess of $10,000;

(xi) any material partnership or joint venture agreements;

(xii) any material agreement, contract, commitment or other option relating to the sale or purchase of assets in excess of $10,000;

          (xiii)  any material agreement, contract, commitment or other option relating to the purchase by SeraNova or any of its subsidiaries of any equity or debt interest in, or asset (other than purchases of assets in the ordinary course of business consistent with past practice) of any Person;

          (xiv)  any material other agreement, contract, lease, license, commitment or instrument material to the business of SeraNova or any of its subsidiaries, or any agreement, contract, lease, license, commitment or instrument not made in the ordinary course of business (other than such agreements, contracts or commitments not made in the ordinary course of business which individually, or in the aggregate, do not represent aggregate future liabilities in excess of $10,000);

(xv) any material marketing agreements; or

(xvi) any material agreements providing for poison pills, parachute payments or agreements containing similar provisions.

          To the Knowledge of SeraNova, each agreement, contract, lease, license, commitment or instrument to which SeraNova or any of its subsidiaries is a party, or by which it, or the property or assets of SeraNova is bound (collectively, the “Contracts”) is valid, binding and in full force and effect. SeraNova or any of its subsidiaries have performed all material obligations required to be performed by it to date under the Contracts and are not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and, to the Knowledge of SeraNova, no other party to any of the Contracts is (with or without the lapse of time or the giving of notice, or both) in breach or in default in any material respect thereunder.

          3.24    Deleted.

          3.25    Reorganization.    SeraNova has not taken any action or failed to take any action which action or failure would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

          3.26    Compliance with Securities Laws.    SeraNova has at all times complied in all material respects with the requirements of the Securities Act.

          3.27    Vote Required.    The affirmative vote of the holders of shares representing a majority of the total voting power of SeraNova Common Stock entitled to vote at the SeraNova Stockholders Meeting to adopt this Agreement voting together as a single class (the “Required SeraNova Vote”) is the only vote or approval of the holders of any class or series of capital stock of SeraNova necessary to adopt this Agreement and to approve the transactions contemplated hereby.

          3.28    Opinion of Financial Advisor.    SeraNova has received the opinion of Punk, Ziegel & Company, dated the date of this Agreement, to the effect that, as of the date hereof, the Exchange Ratio was fair to the holders of SeraNova Common Stock from a financial point of view.

          3.29    Absence of Changes in SeraNova’s Benefit Plans.     Except as expressly permitted by this Agreement, since the date of the most recent audited financial statements included in the SeraNova Filed SEC Reports, there has not been any adoption or amendment in any material respect by SeraNova or any of its Subsidiaries of any of SeraNova’s Benefit Plans, or any material change in any actuarial or other assumption used to calculate funding obligations with respect to any SeraNova Pension Plans, or any material change in the manner in which contributions to any SeraNova Pension Plans are made or the basis on which such contributions are determined other than a change required under the terms or such plans as in effect on the date hereof or as required by applicable law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SILVERLINE AND ACQUISITION

          Each of Silverline and Acquisition represent and warrant to SeraNova as follows:

          4.1    Organization.    Each of Silverline and Acquisition is a corporation duly organized, validly existing and in good standing under the laws of India and the State of Delaware respectively and has all requisite corporate power and authority and all necessary governmental approvals to enter into and perform this Agreement and the transactions contemplated hereby to be performed by it.

          4.2    Capital Structure.    The authorized capital stock of Silverline as of the date of this Agreement consists of 85,000,000 shares of common stock, par value Indian rupees (“Rs.”) 10 per share (the “Silverline Stock”) of which 73,200,000 shares have been issued and are outstanding and 5,000,000 shares have been reserved for issuance pursuant to Silverline’s outstanding stock options and warrants. All the outstanding shares of Silverline Stock have been duly and validly authorized and issued and are fully paid and nonassessable. None of the outstanding shares of Silverline Stock has been issued in violation of the preemptive rights of any stockholder of Silverline. The shares of outstanding Silverline Stock were issued in compliance in all material respects with all laws. The Silverline ADSs to be issued pursuant to the Merger will be duly and validly authorized and issued, will be fully paid and non-assessable and will not be issued in violation of the preemptive rights of any stockholder of Silverline, or in violation of any laws. Each of Acquisition and STI are wholly-owned Subsidiaries of Silverline.

          4.3    Authority.    (a) Each of Silverline and Acquisition has full corporate power and authority to execute, deliver and perform this Agreement and the transactions contemplated hereby. The board of directors of Silverline and Acquisition have declared the Merger advisable and approved this Agreement and resolved to recommend the approval of the Merger and adoption of this Agreement and the consummation of the transactions contemplated hereby to the sole stockholder of Acquisition. The execution, delivery and performance of this Agreement by each of Silverline and Acquisition has been duly authorized and approved (i) in the case of Acquisition, by its board of directors and sole stockholder and (ii) in the case of Silverline, by all necessary corporate action and, except for (A) Indian Regulatory Approvals, (B) the approval of this Agreement by the stockholders of Silverline, (C) the adoption of this Agreement by the stockholder of Acquisition and (D) the filing of appropriate merger documents as required by the DGCL and New Jersey law, no other corporate proceedings, other than actions previously taken on the part of either Silverline or Acquisition are necessary to authorize this Agreement and the transactions contemplated hereby.

          (b)  The execution, delivery and performance by each of Silverline and Acquisition of this Agreement and the consummation of the Merger do not, and will not, (i) violate or conflict with any provision of the charter documents of either Silverline or Acquisition, (ii) violate any law, except for violations which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Silverline and Acquisition taken as a whole, or (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any note, bond, indenture, lien, mortgage, lease, permit, guaranty or other agreement, instrument or obligation, oral or written, to which Silverline or Acquisition is a party, or by which any of the properties of Silverline or Acquisition may be bound, except for violations, breaches or defaults which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Silverline, its Subsidiaries and Acquisition taken as a whole.

          (c)  The execution and delivery of this Agreement by each of Silverline and Acquisition does not, and the performance by each of Silverline and Acquisition of this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, or any other Person except for (i) the filing and recordation of appropriate merger documents as required by the DGCL and NJBCA; (ii) any such consent, approval, authorization, permission, notice or filing which is required under the Securities Act, Exchange Act, applicable state securities laws, the HSR Act and laws of India; and (iii) any such consent, approval, authorization, permission, notice or filing which if not obtained or made could not reasonably be expected to have a Material Adverse Effect on Silverline, and Acquisition taken as a whole.

          4.4    Litigation.    (a) Neither Silverline nor Acquisition is a party to any suit, action, arbitration or legal, administrative, governmental or other proceeding or investigation pending or, to its knowledge threatened, which reasonably could adversely affect or restrict its ability to consummate the transactions contemplated by this Agreement, or to perform its obligations hereunder, or which could reasonably be expected to have a Material Adverse Effect on Silverline, and Acquisition taken as a whole.

          (b)  There is no judgment, order, writ, injunction or decree of any court, arbitration tribunal or other governmental or regulatory authority, domestic or foreign, to which Silverline or Acquisition is subject which might adversely affect or restrict its ability to consummate the transactions contemplated by this Agreement, or to perform its obligations hereunder, or which could reasonably be expected to have a Material Adverse Effect on Silverline, and Acquisition taken as a whole.

          4.5    Silverline Financial Statements; Indebtedness.    (a) A true, correct and complete copies of the balance sheet of Silverline as of March 31, 2000 (the “Silverline Balance Sheet”), and the statement of income of Silverline for the annual period ended March 31, 2000 and unaudited quarterly financials dated June 30, 2000 (collectively, the “Silverline Financial Statements”) has been duly delivered to SeraNova. The Silverline Financial Statements reflect and present fairly the assets, liabilities, transactions and financial condition of Silverline as of their indicated dates, and the results of its operations, for the indicated periods. Silverline has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC (collectively, including all exhibits thereto, the “Silverline SEC Reports”). No Subsidiary of SeraNova is required to file any form, report or other document with the SEC. No Silverline SEC Report when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included in the SeraNova SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Silverline and its Subsidiaries as of the date or for the period indicated, all in conformity with GAAP, and subject, in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments. All of Silverline reports, as of their respective dates (and as of the date of any amendment to the respective Silverline SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

          (b)  Except for liabilities (i) reflected in such Financial Statements or in the notes thereto, (ii) set forth in Schedule 4.5(b) hereof, (iii) incurred in the ordinary course of business consistent with past practice since the date of the most recent audited financial statements, or (iv) incurred in connection with this Agreement or the transactions contemplated hereby, neither Silverline nor any of its Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Silverline and its Subsidiaries taken as a whole.

          4.6    Information Supplied.    (i) None of the information supplied or to be supplied by Silverline for inclusion or incorporation by reference in (A) the Form F-4 will, at the time the Form F-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) the Joint Proxy Statement/Prospectus will, on the date it is first mailed to SeraNova stockholders or Silverline shareholders or at the time of the SeraNova Stockholders Meeting or the Silverline Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form F-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act.

           (ii)  Notwithstanding the foregoing provisions of this Section 4.6, no representation or warranty is made by Silverline with respect to statements made or incorporated by reference in the Form F-4 or the Joint Proxy Statement/Prospectus based on information supplied by SeraNova or its Affiliates for inclusion or incorporation by reference therein.

          4.7    Operations and Obligations.    Except as described in Schedule 4.7 hereof, since the date of the Silverline Financial Statements, (i) except as a result of the transactions contemplated by this Agreement, there has not been any development that has had or could reasonably be expected to have a Material Adverse Effect on Silverline and its Subsidiaries taken as a whole; (ii) there has not been any material change by Silverline in its accounting methods, principles or practices, except as required by changes in Indian or U.S. GAAP, or any other change provided such other change could not reasonably be expected to have a Material Adverse Effect on Silverline and its Subsidiaries taken as a whole; or (iii) except as a result of the transactions contemplated by this Agreement, there has not been any material revaluation by Silverline of any of its assets including, without limitation, writing down the value of capitalized software or inventory, or writing off notes or accounts receivable which could reasonably be expected to have a Material Adverse Effect.

          4.8    Consents and Approvals.    Except (i) in connection with or in compliance, with the provisions of the HSR Act, (ii) for the filing of any required applications or notices with any state or foreign agencies and approval of such applications and notices as disclosed in Schedule 4.8 of the Silverline Disclosure Schedule (the “State Approvals”) and Indian Regulatory Approvals, or (iii) for the filing of Certificates of Merger with the Secretary of State of the state of Delaware and the Department of Treasury of the State of New Jersey pursuant to the DGCL and the NJBCA, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”), or with any third party are necessary in connection with (A) the execution and delivery by Silverline of this Agreement and (B) the consummation by Silverline of the Merger and the other transactions contemplated hereby.

          4.9    Full Disclosure.    No representation or warranty, or any information with respect to Silverline and it Subsidiaries, contained in this Agreement, and no schedule hereto or, document or certificate delivered pursuant to the terms hereof, contains an untrue statement of a material fact, or omits to state a material fact required to be stated therein or necessary to make the statements made therein, in the context in which made, not misleading.

          4.10    Compliance with Applicable Laws.    To the Knowledge of Silverline, (a) Silverline is in compliance in all material respects with all applicable laws, except where failure to comply would not have a Material Adverse Effect on Silverline, (b) no notice, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed and no investigation or review is pending or threatened with respect to any alleged violation by Silverline, in respect of Silverline, of any law.

          4.11    Representations Not Waived.    Notwithstanding any other provision of this Agreement, the representations and warranties of Silverline contained herein shall not be affected or deemed waived by reason of any investigations made by, or on behalf of, SeraNova and/or its representatives, or by reason of the fact that SeraNova and/or representatives knew, or should have known, that any such representation or warranty is, or might be, inaccurate in any respect.

          4.12    Reorganization.    Silverline has not taken any action or failed to take any action which action or failure would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

          4.13    Compliance with Securities Laws.    Silverline has at all times complied in all material respects with the requirements of the Securities Act.

ARTICLE V

CONDUCT PENDING CLOSING

          5.1    Conduct of Business Pending Closing.    From the date hereof until the Closing, SeraNova will:

          (a)  maintain its existence in good standing;

          (b)  maintain the general character of its business and properties and conduct its business in the ordinary and usual manner consistent with past practices, except as expressly permitted by this Agreement;

          (c) maintain business and accounting records consistent with past practices; and

          (d)  use its reasonable best efforts (i) to preserve its business intact, (ii) to keep available to SeraNova the services of its present officers and employees, and (iii) to preserve for SeraNova the goodwill of its suppliers, customers and others having business relations with SeraNova.

          5.2    Prohibited Actions Pending Closing.    Unless otherwise provided for herein or approved by Silverline in writing, which approval shall not be unreasonably withheld from the date hereof until the Closing, SeraNova shall not:

          (a)  amend or otherwise change its certificate of incorporation or by-laws;

          (b)  issue or sell, or authorize for issuance or sale, or grant any options or make other agreements with respect to, any shares of its capital stock or any other of its securities, except in connection with the exercise of outstanding SeraNova Stock Options or Warrants;

          (c)  declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock;

          (d)  reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock except redemption of SeraNova Preferred Stock;

          (e)  (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof, (ii) acquire assets with an aggregate purchase price of in excess of $100,000; (iii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances, except for (A) interest and fees on indebtedness set forth on Schedule 3.5 of the SeraNova Disclosure Schedule, (B) incurred in the ordinary course of business and consistent with past practice or (C) for indebtedness in aggregate principal amount not in excess of $100,000; (iv) enter into any contract or agreement other than in the ordinary course of business, consistent with past practice; (v) authorize any capital commitment which is in excess of $200,000 or capital expenditures which are, in the aggregate, in excess of $100,000; or (vi) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 5.2(e);

          (f)  mortgage, pledge or subject to Lien, any of its assets or properties or agree to do so except for Permitted Liens;

          (g)  assume, guarantee or otherwise become responsible for the obligations of any other Person, or agree to so do;

          (h)  enter into or agree to enter into, or terminate prior to the expiration date thereof, any employment agreement with respect to any employee whose annual salary exceeds $75,000;

          (i)  increase the compensation or benefits payable, or to become payable, to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of SeraNova who are not officers of SeraNova, or grant any severance or termination pay to, or enter into any severance agreement with any current director, officer or other employee of SeraNova, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any such director, officer or employee except as required under applicable law;

          (j)  take any action, other than in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivables);

          (k)  make any material Tax election, or settle or compromise any material federal, state, local or foreign income Tax liability;

          (l)  settle or compromise any pending or threatened suit, action or claim which is material, or which relates to any of the transactions contemplated by this Agreement;

          (m)  pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than (i) the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the balance sheet or subsequently incurred in the ordinary course of business and consistent with past practice and (ii) other claims, liabilities or obligations (qualified as aforesaid) that in the aggregate do not exceed $100,000;

          (n)  except in connection with the sale or licensing of SeraNova’s products in the ordinary course of business and consistent with past practice, sell, assign, transfer, license, sublicense, pledge or otherwise encumber any of the Intellectual Property Rights; or

          (o)  announce an intention, commit or agree to do any of the foregoing.

          5.3    Access; Documents; Supplemental Information    (a) From and after the date hereof until the Closing, SeraNova shall afford and, with respect to clause (ii) below, shall use its reasonable best efforts to cause the independent certified public accountants for SeraNova to afford, to the officers, independent certified public accountants, counsel and other representatives of Silverline, upon reasonable notice, free and full access at all reasonable times to the properties, books and records including tax returns filed and those in preparation of SeraNova, and the right to consult with the officers, employees, accountants, counsel and other representatives of SeraNova in order that Silverline may have full opportunity to make such investigations as they shall reasonably desire to make of the operations, properties, business, financial condition and prospects of SeraNova and its Subsidiaries, (i) to the independent certified public accountants of Silverline, free and full access at all reasonable times to the work papers and other records of the accountants relating to SeraNova, and (ii) to Silverline and their representatives, such additional financial and operating data and other information as to the properties, operations, business, financial condition and prospects of SeraNova as Acquisition and Silverline shall from time to time reasonably require.

          (b)  From the date of this Agreement through and including the Closing, Acquisition, Silverline and SeraNova agree to furnish to each other copies of any notices, documents, requests, court papers, or other materials received from any governmental agency, or any other third party with respect to the transactions contemplated by this Agreement, except where it is obvious from such notice, document, request, court paper or other material that the other party was already furnished with a copy thereof.

          (c)  SeraNova shall deliver to Silverline, without charge, the following financial information (collectively, the “Supplemental Financial Information”): (i) as soon as is reasonably possible after each fiscal quarter ending after the date hereof and prior to the Effective Time, the unaudited balance sheet of SeraNova as of the end of such quarter and the unaudited statements of income, stockholders’ equity and cash flows of SeraNova for such quarter and for the portion of the fiscal year then completed, (ii) as soon as is reasonably possible after each fiscal year ending after the date hereof and prior to the Effective Time, the audited balance sheet of SeraNova as of the end of such year and the audited statements of income, stockholders’ equity and cash flows of SeraNova for such year, in each case, prepared in accordance with U.S. GAAP certified by Arthur Anderson LLP, and (iii) promptly upon the reasonable request by Silverline, such additional financial information as may be required in connection with any filing by Silverline pursuant to the requirements of federal or state securities laws or the laws, rules and regulations of India. Such Supplemental Financial Information shall present fairly, in all material respects, the consolidated financial position of SeraNova and its Subsidiaries for the period covered, subject in the case of unaudited financials to normal year-end adjustments and the omission of footnotes .

          5.4    Warrants     Pursuant to the terms of SeraNova’s outstanding warrants (each, a “Warrant”) to purchase shares of SeraNova Common Stock, each Warrant shall, as of the Effective Time, be converted into a right of such holder to receive (i) upon exercise of such Warrant such number of Silverline ADSs (rounded down to the nearest whole ADS) as are equal to the number of shares of SeraNova Stock subject to such Warrant immediately prior to the Effective Time multiplied by 0.35 or (ii) to require the Surviving Corporation to pay such holder, in cash, 120% of the Black Scholes value of the Warrant on the Effective Date.

          5.5    Notification of Certain Matters    SeraNova shall give prompt notice to Silverline, and Silverline shall give prompt notice to SeraNova, of (a) the occurrence, or non-occurrence, of any event which would be likely to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (ii) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied; and (b) any failure of SeraNova, Silverline or Acquisition, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, that, the delivery of any notice pursuant to this Section 5.5 shall not limit or otherwise affect the remedies available to the party receiving such notice.

          5.6    Deleted.

          5.7    Reorganization.    Each of Silverline and SeraNova shall use its reasonable best efforts to cause the business combination of the Merger to be qualified as a reorganization under Section 368(a) of the Code.

          5.8    Actions by the Parties.    Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto will use its reasonable best efforts to take or cause to be taken all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate and make effective in the most expeditious manner practicable, the transactions contemplated by this Agreement including (i) the obtaining of all necessary actions and non-actions, waivers and consents, if any, from any governmental or regulatory authority, domestic and foreign, and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any governmental or regulatory authority, domestic and foreign; (ii) the obtaining of all necessary consents, approvals or waivers from any other Person; (iii) the defending of any claim, investigation, action, suit or other legal proceeding, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby; and (iv) the execution of additional instruments necessary to consummate the transactions contemplated by this Agreement. Each party will promptly consult with the other and provide necessary information (including copies thereof) with respect to all filings made by such party with the any agency or authority in connection with this Agreement and the transactions contemplated hereby.

          5.9    Indemnification.    (a)From and after the Effective Time, Silverline shall or shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations of SeraNova to indemnify each Person who is or was a director or officer (an “Indemnified Party”) of SeraNova pursuant to any indemnification provision of the certificate of incorporation or by-laws or equivalent constituent documents of SeraNova as each is in effect on the date hereof and the indemnification agreements between SeraNova and each such director or officer.

           (b)  For a period of six years after the Effective Time, Silverline shall cause to be maintained in effect officers’ and directors’ liability insurance with respect to each Indemnified Party of SeraNova covering acts or omissions by such Person occurring prior to the Effective Time under customary terms and conditions. This Section 5.9 shall survive the closing of all the transactions contemplated hereby, is intended to benefit the Indemnified Parties and their respective heirs and personal representative (each of which shall be entitled to enforce this Section 5.9 against Silverline, as the case may be, as a third-party beneficiary of this Agreement).

ARTICLE VI.

ADDITIONAL AGREEMENTS

          6.1    Preparation of the Form F-4 and the Joint Proxy Statement/Prospectus; Stockholders Meetings    (a) As promptly as practicable following the date hereof, Silverline and SeraNova shall jointly prepare and file with the SEC preliminary proxy materials and any amendments or supplements thereto which shall constitute the joint proxy statement/prospectus (such proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”) and Silverline shall prepare and file with the SEC the Registration Statement on Form F-4 with respect to the issuance of Silverline ADSs in the Merger (the “Form F-4”) in which the Joint Proxy Statement/Prospectus will be included as a prospectus. The Form F-4 and the Joint Proxy Statement/Prospectus shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Each of Silverline and SeraNova shall use all reasonable efforts to have the Form F-4 declared effective under the Securities Act as promptly as practicable after filing with the SEC and to keep the Form F-4 effective as long as is necessary to consummate the Merger. The parties shall promptly provide copies to and consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Form F-4 and the Joint Proxy Statement/Prospectus and promptly advise the other party of any oral comments received from the SEC. Silverline warrants that none of the information supplied or to be supplied by Silverline for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the SeraNova Stockholders Meeting or the Silverline Shareholders Meeting, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading. SeraNova warrants that none of the information supplied or to be supplied by SeraNova for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the SeraNova Stockholders Meeting or the Silverline Shareholders Meeting, will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. For purposes of the foregoing, it is understood and agreed that information concerning or related to Silverline and the Silverline Shareholders Meeting will be deemed to have been supplied by Silverline and information concerning or related to SeraNova and the SeraNova Stockholders Meeting shall be deemed to have been supplied by SeraNova. No amendment or supplement to the information supplied by SeraNova for inclusion in the Joint Proxy Statement/Prospectus shall be made without the approval of SeraNova, which approval shall not be unreasonably withheld or delayed.

          (b)  SeraNova shall, as promptly as practicable following the execution of this Agreement, duly call give notice of, convene and hold a meeting of its stockholders (the “SeraNova Stockholders Meeting”) for the purpose of obtaining the Required SeraNova Vote with respect to the transactions contemplated by this Agreement, shall use it, reasonable best efforts, subject to Section 6.4, to solicit the adoption of this Agreement by the Required SeraNova Vote and, subject to Section 6.4, the board of directors of SeraNova shall recommend adoption of this Agreement by the stockholders of SeraNova. Without limiting the generality of the foregoing but subject to its rights pursuant to Sections 6.4 and 8.1 (e), SeraNova agrees that its obligations pursuant to the first sentence of this Section 6.1(b) shall not be affected by the commencement, public proposal, public disclosure or communication to SeraNova of any SeraNova Acquisition Proposal.

           (c)  Silverline shall, as promptly as practicable following the execution of this Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the “Silverline Shareholders Meeting”) for the purpose of obtaining the Required Silverline Vote with respect to the transactions contemplated by this Agreement, shall use its reasonable best efforts, subject to Section 6.5, to solicit the approval of this Agreement by the Required Silverline Vote and, subject to Section 6.5, the board of directors of Silverline shall recommend the approval of this Agreement by the shareholders of Silverline.

          (d)  The SeraNova Stockholders Meeting and the Silverline Shareholders Meeting shall take place on the same date, to the extent practicable.

          6.2    Access to Information.    Upon reasonable notice, each of Silverline and SeraNova shall, and shall cause its Subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period. Each of Silverline and SeraNova shall, and shall cause its Subsidiaries to, furnish promptly to the other party consistent with its legal obligations, all other information concerning its bonuses, properties and personnel as such other party may reasonably request; provided, however, that each of Silverline and SeraNova may restrict the foregoing access to the extent that (i) a Governmental Entity requires either party or any of its Subsidiaries to restrict access to any properties or information reasonably related to any such contract on the basis of applicable laws and regulations with respect to national security matters or (ii) in the reasonable judgment of such party, any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires it or its Subsidiaries to restrict access to any properties or information. The parties will hold any such information in confidence to the extent required by, and in accordance with, the provisions of the agreements dated October 19, 2000, between SeraNova and Silverline (collectively the “Confidentiality Agreement”). Any investigation by Silverline or SeraNova shall not affect the representations and warranties of SeraNova or Silverline, as the case may be.

          6.3    Reasonable Best Efforts.    (a) Subject to the terms and conditions of this Agreement, each party hereto will use its reasonable best efforts to (i) take, or cause to be taken, all actions and to do, or cause to he done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof and (ii) to obtain and maintain all approvals, consents, waivers, registrations, permits, authorizations, clearances and other confirmations, required to be obtained from any third party and/or any Governmental Entity that are reasonably necessary to consummate the Merger and the transactions contemplated hereby (each a “Required Approval”). In furtherance and not to limitation of the foregoing, each party hereto agrees to make, as promptly as practicable, to the extent it has not already done so, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby (which filing shall be made in any event within five Business Days of the date hereof), (ii) all necessary filings with other Governmental Entities relating to the Merger, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to such laws and to use reasonable best effort to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of Required Approvals under such other laws as soon as practicable.

          (b)  Each of Silverline and SeraNova shall, in connection with the efforts referenced in Section 6.3(a) to obtain all Required Approvals, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) permit the other party to review any communications given by it to, and consult with each other in advance to the extent practicable of any meeting or conference with, the DOJ or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

          (c)  In furtherance and not in limitation of the covenants of the parties contained in Section 6.3(a) and 6.3(b), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, or if any statute, rule, regulation, executive order, decree, injunction or administrative order is enacted, entered, promulgated or enforced by a Governmental Entity which would make the Merger, or the transactions contemplated hereby illegal, or would otherwise prohibit or materially impair or delay the consummation of the Merger, or the transactions contemplated hereby, each of Silverline and SeraNova shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is to effect and that prohibits, prevents or restricts consummation of the Merger, or the transactions contemplated by this Agreement and to have such statue, rule, regulation, executive order, decree, injunction or administrative order repealed, rescinded or made inapplicable. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.3 shall limit a party’s right to terminate this Agreement pursuant to Section 8.1(b) or 8.1(c) so long as such party has up to then complied in all respects with its obligations under this Section 6.3. For purposes of this Agreement, “Regulatory Law” means the HSR Act, and all other U.S. and Indian Federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to regulate mergers, acquisitions or other business combinations.

          (d)  SeraNova and its board of directors shall, if any state takeover statute or similar statute becomes applicable to this Agreement, the Merger or any other transactions contemplated hereby or thereby, take all action reasonably necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby or thereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated hereby.

          (e)  Silverline and its board of directors shall, if any state takeover statute for similar statute becomes applicable to this Agreement, the Merger or any other transactions contemplated hereby, to the extent legally permissible take all action reasonably necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statue or regulation on this Agreement, the Merger and the other transactions contemplated hereby.

          6.4    No Solicitation by SeraNova.    (a) SeraNova shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its directors, officers or employee, or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly or indirectly through another Person, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or knowingly take any other action to facilitate, the making of any proposal that constitute, a SeraNova Competing Proposal or (ii) participate in any discussions or negotiations regarding any SeraNova Competing Proposal; provided, however, that if, at any time during the period commencing on the 46th day after the date hereof and ending on the date the Required SeraNova Vote is obtained (the “SeraNova Applicable Period”), the board of directors of SeraNova, in the exercise of its fiduciary duties, determines in good faith, after consultation with outside counsel, that to do otherwise would not be in the best interests of SeraNova’s stockholders, SeraNova and its representatives may, in response to a SeraNova Superior Proposal which did not result from a breach of this Section 6.4(a), and subject to providing prior or contemporaneous notice of its decision to take such action to Silverline, (x) furnish information with respect to SeraNova and its Subsidiaries to any Person making a SeraNova Superior Proposal pursuant to a customary confidentiality agreement (as determined by SeraNova after consultation with its outside counsel) and (y) participate in discussions or negotiations regarding such SeraNova Superior Proposal. For purposes of this Agreement, “SeraNova Competing Proposal” means any bona fide proposal or offer from any Person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of SeraNova and its Subsidiaries, taken as a whole, or 20% or more of the combined voting power of the shares of SeraNova Common Stock, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% of more of the combined voting power of the shares of SeraNova Common Stock, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving SeraNova or any of its Subsidiaries in which the other party thereto or its stockholder, will own 20% or more of the combined voting power of the parent entity resulting from any such transaction, other than the transactions contemplated by this Agreement. For purpose of this Agreement, a “SeraNova Superior Proposal” means (i) any proposal made by a third party relating to any direct or indirect acquisition or purchase of 50% or more of the assets of SeraNova and its Subsidiaries, taken as a whole, or 50% or more of the combined voting power of the share, of SeraNova Common Stock, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 50% or more of the combined voting power of the shares of SeraNova Common Stock or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving SeraNova or any of its Subsidiaries in which the other party thereto or its stockholders will own 40% or more of the combined voting power of the parent entity resulting from any such transaction and (ii) otherwise on terms which the board of directors of SeraNova determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation), taking into account the Person making the proposal and the legal, financial, regulatory and other aspects of the proposal deemed appropriate by the board of directors of SeraNova, (x) is reasonably likely to result in a transaction that would be more favorable than the Merger to SeraNova’s stockholders taken as a whole, (y) is reasonably capable of being completed and (z) for which financing, to the extent required, is then committed of is reasonably capable of being obtained by such third party.

          (b)  Neither the board of directors of SeraNova nor any committee thereof shall (i) withdraw, or propose publicly to withdraw, in a manner adverse to Silverline, the approval or recommendation by such board of directors or such committee of the Merger or this agreement, (ii) subject to Section 6.4(d), modify, or propose publicly to modify, in a manner adverse to Silverline, the approval or recommendation by such board of directors or such committee of the Merger or this Agreement, (iii) approve or recommend, or propose publicly to approve or recommend, any SeraNova Competing Proposal or (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing (each, a “SeraNova Acquisition Agreement”) related to any SeraNova Competing Proposal. Notwithstanding the foregoing, during the SeraNova Applicable Period, in response to a SeraNova Superior Proposal which would be more favorable than the Merger to SeraNova’s Stockholders taken as a whole and which did not result from a breach of Section 6.4(a), if the board of directors of SeraNova, in the exercise of its fiduciary duties, determines in good faith, after consultation with outside counsel, that to do otherwise would not be in the best interests of SeraNova’s stockholders, the board of directors of SeraNova may (x) modify or propose publicly to modify, in a manner adverse to Silverline, the approval or recommendation of the Merger or this Agreement by the board of directors of SeraNova and/or (y) terminate this Agreement (and concurrently with or after such termination, if it so chooses, cause SeraNova to enter into any SeraNova Acquisition Agreement with respect to any SeraNova Superior Proposal), but, in the case of clause (y), only at a time that is during the SeraNova Applicable Period and is after the tenth day (or the tenth day after a material amendment, in the case of a material amendment to a SeraNova Superior Proposal) following Silverline’s receipt of written notice advising Silverline that the board of directors of SeraNova is prepared to accept a SeraNova Superior Proposal (or any material amendment thereto), specifying the material terms and conditions of such SeraNova Superior Proposal (or any material amendment thereto) and identifying the Person making such SeraNova Superior Proposal (or any material amendment thereto) provided Silverline does not during such period offer a proposal that meets or is superior to the SeraNova Superior Proposal.

          (c)  In addition to the obligations of SeraNova set forth in paragraphs (a) and (b) of this Section 5.4, SeraNova shall promptly advise Silverline of any SeraNova Competing Proposal or any inquiry or request for information relating thereto, the material terms and conditions of such request or SeraNova Competing Proposal and the identity of the Person making such request or SeraNova Competing Proposal. SeraNova will promptly keep Silverline reasonably informed of the status (including amendments) of any such request or SeraNova Competing Proposal.

          (d)  Nothing contained in this Section 6.4 shall prohibit SeraNova from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or 14e-2 promulgated under the Exchange Act or from making any disclosure to SeraNova’s stockholders if, in the good faith judgment of the board of directors of SeraNova, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable law; provided, however, that, subject to Section 6.4(b), neither SeraNova nor its board of directors, nor any committee thereof shall withdraw, or propose publicly to withdraw, its position with respect to this Agreement or the Merger or approve or recommend, or propose publicly to approve or recommend, a SeraNova Competing Proposal.

          6.5    SeraNova Stock Options..    (a) As soon as practicable following the date of this Agreement, the board of directors of SeraNova (or, if appropriate, any committee administering the SeraNova Stock Option Plan) shall adopt such resolutions or take such other actions as may be required to effect the following:

          (i)  adjust the terms of all outstanding SeraNova Stock Options issued under SeraNova Stock Option Plan and seek amendment to SeraNova’s other option agreements (each, as so adjusted, an “Adjusted Option”), whether vested or unvested, as necessary to provide that, at the Effective Time, each SeraNova Stock Option outstanding immediately prior to the Effective Time shall be amended and converted, on the same terms and conditions as were applicable under such SeraNova Stock Option, as follows (the “Option Adjustment”):

          (A)  each such SeraNova Stock Option to acquire shares of SeraNova Common Stock will be converted into an option to acquire the number of Silverline ADSs determined by multiplying the number of shares of SeraNova Common Stock subject to such SeraNova Stock Option by the Common Stock Exchange Ratio (rounded up to the nearest whole share) at an exercise price determined by dividing the exercise price set forth in such SeraNova Stock Option by the Common Exchange Ratio (rounded up to the nearest whole cent); and

(B) make such other changes to the SeraNova Stock Option Plans as Silverline and SeraNova may agree are appropriate to give effect to the Merger.

          (b)  The adjustments provided in this Section 6.5 with respect to any SeraNova Stock Options to which Section 421(a) of the Code applies shall be and are intended to be effected in a manner which is consistent with Section 424(a) of the Code notwithstanding any other provision in this Section 6.5.

          (c)  Prior to the Effective Time, Silverline shall take all necessary actions (including, if required to comply with Section 162(m) of the Code (and the regulations thereunder) or applicable law or rule of NYSE, obtaining the approval of its shareholders at the next regularly scheduled annual meeting of Silverline following the Effective Time) to assume as of the Effective Time all obligations undertaken by, or on behalf of, SeraNova under Section 6.5(a) and to adopt at the Effective Time the SeraNova Stock Option Plans and each Adjusted Option and to take all other action called for in this Section 6.5, including the reservation, issuance and listing of Silverline Capital Stock in a number at least equal to the number of shares of Silverline Common Stock that will be subject to the Adjusted Options.

          (d)  As soon as practicable following the Effective Time, Silverline shall prepare and file with the SEC a registration statement on Form F-8 (or another appropriate form) registering the Silverline ADSs equal to the number of shares subject to the Adjusted Options. Such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) at least for so long as any Adjusted Options or any unsettled awards granted under the SeraNova Stock Option Plan after the Effective Time may remain outstanding.

           (e)  As soon as practicable after the Effective Time, Silverline shall deliver to the holders of the SeraNova Stock Options appropriate notices setting forth such holders’ rights pursuant to the respective SeraNova Stock Option Plans and the agreements evidencing the grants of such SeraNova Stock Options and that such SeraNova Stock Options and agreements shall be assumed by Silverline and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.5 after giving effect to the Merger).

          (f)  Except as otherwise expressly provided in this Section 6.5 and except to the extent required under the respective terms of the SeraNova Stock Options, all restrictions or limitations on transfer and vesting with respect to the SeraNova Stock Options awarded under the SeraNova Stock Option Plan or any other plan, program or arrangement of SeraNova or any of its Subsidiaries, to the extent that such restrictions or limitations shall not have already lapsed, and all other terms thereof, shall remain in full force and effect with respect to such options after giving effect to the Merger and the assumption by Silverline as set forth above.

          6.6    Employee Matters.    (a) During the one-year period following the Effective Time (the “Transition Period”), Silverline shall maintain employee benefit plans, programs and policies for the employee of SeraNova and its Subsidiaries which, in the aggregate, are substantially comparable to the employee benefit plan, programs and policies provided by SeraNova and its Subsidiaries before the Effective Time (other than SeraNova’s Employees Stock Purchase Plan). Furthermore, no employee of SeraNova or a Subsidiary of SeraNova shall have his or her base hourly rate of pay, base salary or bonus opportunity reduced during the Transition Period except to the extent such reduction is called for as a result of a violation of Silverline’s generally applicable policies or a failure to satisfy Silverline’s generally applicable performance standards for similarly situated Silverline employees. The participant accounts in each unfunded plan, program or policy of SeraNova and each Subsidiary of SeraNova which are designed to track the performance of SeraNova Stock but which only pay benefits in cash shall be converted at the Effective Time to accounts which track the performance of the corresponding Silverline Stock based upon the principles set forth in this Agreement for converting SeraNova Stock to Silverline Stock except that there shall he no rounding up or down as part of such conversions.

          (b)  During the one-year period following the Transition Period, the employees of SeraNova and each Subsidiary of SeraNova shall be eligible to participate in employee benefit plans, programs and policies which, in the aggregate, are substantially comparable to the employee benefit plans, programs and policies maintained by Silverline for similarly situated employees.

          (c)  Each employee of SeraNova and each Subsidiary of SeraNova shall receive full credit under each applicable Silverline plan, program or policy for his or her service as an employee of SeraNova and any Subsidiary of SeraNova on the same basis that he or she would have received such credit if such service had been completed as an employee of Silverline for purposes of satisfying any service requirement to participate in such plan, program or policy (including any plan, program or policy which provides post-retirement medical benefits) and any service requirement to receive a non-forfeitable interest in the benefit, under such plan, program or policy and any service requirement to become eligible for any early requirement benefit under any pension plans maintained. Furthermore, if any such Silverline plan, program or policy has any active employment requirements, pre-existing condition requirements, co-pay, coinsurance or deductible requirements in effect for a year and an employee of SeraNova or a Subsidiary of SeraNova had satisfied (or had made payments towards satisfying) such requirements for a part of such year as a participant in a SeraNova plan, program or policy, such employee shall receive full credit for satisfying (or for payments made towards satisfying) such requirements in the Silverline plan, program or policy for such year when he or she begins to participate in such plan, program or policy and any such co-pay, coinsurance or deductible requirements for such year under the Silverline plan, program or policy shall be no greater than the co-pay, coinsurance or deductible requirement under the SeraNova plan, program or policy for such year.

          6.7    Fees and Expenses.    (a) Whether or not the Merger is consummated, all Expenses, including fees paid to attorneys, accountants and investment bankers, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except Expenses (excluding attorneys fees, accountants fees and investment bankers fees), incurred in connection with the filing, printing and mailing of the Form F-4 and the Joint Proxy Statement/Prospectus (including SEC filing fees) and the filing fees for the premerger notification and report forms under the HSR Act, which shall be shared equally by Silverline and SeraNova. As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultant, to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Form F-4 and the Joint Proxy Sta tement/Prospectus and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

          (b)  If (1) prior to the date the Required SeraNova Vote is obtained, a SeraNova Competing Proposal shall have been made to SeraNova or any of its Subsidiaries, or shall have been made directly to the stockholders of SeraNova generally, or any Person shall have publicly announced an intention (whether or not conditional) to make a SeraNova Competing Proposal and thereafter this Agreement is terminated by either Silverline or SeraNova pursuant to Section 8.1(b), without a SeraNova Stockholders Meeting having occurred, or 8.l(d)(i) or (2) this Agreement is terminated by SeraNova pursuant to Section 8.1(e), then SeraNova shall promptly, but in no event later than the date of such termination, pay Silverline a fee equal to $4.00 million (the “Termination Fee”), payable by wire transfer of same day funds; provided, however, that no Termination Fee shall be payable to Silverline pursuant to clause (1) or (2) of this paragraph (b) unless and until within 12 months of such termination SeraNova or any of its Subsidiaries enters into any SeraNova Acquisition Agreement with respect to, or approves or consummates, any SeraNova Competing Proposal (for the purposes of the foregoing proviso the term “SeraNova Competing Proposal” shall mean a SeraNova Superior Proposal pursuant to clause (i) without giving effect to clause (ii)) of the definition thereof in Section 6.4(a) in which event the Termination Fee shall be payable under the first to occur of such events. SeraNova acknowledges that the agreements contained in this Section 6.7(b) are an integral part of the transactions contemplated by the Agreement, and that, without these agreements, Silverline would not enter into this Agreement; accordingly, if SeraNova fails promptly to pay the amount due pursuant to this Section 6.7(b), and, in order to obtain such payment, Silverline commences a suit which results in a judgment against SeraNova for the fee set forth in this Section 6.7(b), SeraNova shall pay to Silverline its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

          6.8    Public Announcements.    SeraNova and Silverline shall use all reasonable efforts to develop a joint communications plan and each party shall use all reasonable efforts (i) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (ii) unless otherwise required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

          6.9    Listing.    Silverline shall use its reasonable best efforts to cause the Silverline ADSs to be issued in the Merger to be approved for quotation on NYSE, subject to official notice of issuance.

          6.10    Affiliate Letter.    On or prior to the date of the SeraNova Stockholders Meeting, SeraNova will deliver to Silverline a letter (the “SeraNova Affiliate Letter”) identifying all Persons who are, or may be deemed to be, “affiliates” of SeraNova for purposes of Rule 145 under the Securities Act (“Rule 145”). On or prior to the Closing Date, SeraNova will use its reasonable efforts to deliver on behalf of each Person identified as an “affiliate” in the SeraNova Affiliate Letter a written agreement in connection with restrictions on affiliates under Rule 145.

           6.11    Tax Treatment.    Each of Silverline and SeraNova shall use reasonable efforts to cause the Merger to qualify as a “reorganization” under the provisions of Section 368 of the Code and to obtain the opinions of counsel referred to herein, including the execution of the letters of representation referred to therein updated as necessary. SeraNova and Silverline and their respective Subsidiaries shall treat the Silverline ADSs (the “Silverline Relevant Stock”) received in the Merger by holders of SeraNova Common Stock as property permitted to be received under Section 354 of the Code without the recognition of gain. Each of SeraNova and Silverline covenants and agrees to, and agrees to cause its affiliates to, vigorously and in good faith defend all challenges to the treatment of the reorganization as described in this Section 6.11, including any such challenge to the treatment of the Silverline Relevant Stock as property permitted to be received under Section 354 of the Code without the recognition of gain. Each of SeraNova and Silverline agrees that if it becomes aware of any such fact or circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization described in Section 368(a) of the Code, including any such fact or circumstance that is reasonably likely to prevent the Silverline Relevant Stock from being treated as property permitted to be received under Section 354 of the Code without the recognition of gain, it will promptly notify the other party in writing.

          6.12    Tax Representations.    (i) Silverline, the Surviving Corporation, and their Affiliates will not engage or consent to any transaction that would, alone or together with other transactions that have or occurred or reasonably could occur, require the “Five-Percent Transferee Shareholders” as defined in Treas. Reg. Sec. 1.367(a)-3(c)(5)(ii) and as identified by SeraNova, to recognize gain under the gain recognition agreements required pursuant to Treas. Reg. Sec. 1.367(a)-8 (assuming compliance by such shareholders with paragraph (g)(2) of such regulation). Silverline agrees to give written notice to the Five-Percent Transferee Shareholders of any transaction that would require the recognition of gain with respect to the Merger pursuant to Trans. Reg. Sec. 1.367(a)-8 (without assuming compliance this paragraph (g)(2)). Silverline agrees to supply all information required for the Five-Percent Transferee Shareholders to comply with their obligations under Treas. Reg. Sec. 1.367(a)-8 with respect to the Merger.

          (ii)  For the taxable years in which the Merger occurs, Silverline shall prepare the income tax returns of the Surviving Corporation, including the information statement required by Treas. Reg. Section 1.367(a)-3(c)(6) (the “Information Statement”). The Five-Percent Transferee Shareholders shall have the right to review Information Statement and receive drafts thereof at least 5 days prior to its due date. Fees for preparing the Information Statement shall be borne by the Surviving Corporation; however, any costs associated with the Five-Percent Transferee Shareholders review shall be borne by the Five-Percent Transferee Shareholders.

          6.13    Supplemental Disclosure Schedule Information.    On or prior to November 17, 2000, SeraNova may deliver to Silverline in accordance with Section 10.7 hereof a revised and supplemental SeraNova Disclosure Schedule containing additional information gathered and summarized by SeraNova (the “Supplemental Disclosure Schedule”). SeraNova will provide Silverline and its advisors prompt access to all documents and other information necessary for Silverline to analyze the newly disclosed information contained in the Supplemental Disclosure Schedule. Unless Silverline gives SeraNova written notice (a “Schedule Termination Notice”) within 15 Business Days after it receives the Supplemental Disclosure Schedule stating that the newly disclosed information contained in the Supplemental Disclosure Schedule constitutes a Material Adverse Effect concerning SeraNova and stating its intention to termination this Agreement as a result of such determination, the Supplemental Disclosure Schedule shall be deemed to be and to replace the SeraNova disclosure Schedule for all purposes under this Agreement.

          6.14    Fleet Bank.    SeraNova shall use its reasonable best efforts to obtain the consent of Fleet Capital Corporation and Fleet Bank to the terms of this Agreement and the transactions contemplated hereby.

ARTICLE VII

CONDITIONS PRECEDENT

          7.1    Conditions to Each Party’s Obligation to Effect the Merger.     The obligations of SeraNova and Silverline to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a)  Stockholder Approvals.     (i) SeraNova shall have obtained the Required SeraNova Vote and (ii) Silverline shall have obtained the Required Silverline Vote.

          (b)  No Injunctions or Restraint; Illegality.    No laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that the provisions of this Section 7.1(b) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 6.3 shall have been the cause of, or shall have resulted in, such order or injunction.

          (c)  HSR Act.    The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; provided, however, that the provision of this Section 7.1(c) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 6.3 shall have been the cause of, or shall have resulted in, the failure to obtain such termination or expiration.

          (d)  NYSE Listing.    The Silverline ADSs to be issued in the Merger shall have been approved for quotation on NYSE, subject to official notice of issuance.

          (e)  Effectiveness of the Form F-4.    The Form F-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form F-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (f)  Indian Regulatory Approvals.    Each of Silverline and SeraNova shall have obtained all approvals required to be obtained by each of them from the Reserve Bank of India and other regulatory authorities in India in order to consummate the transactions set forth in this Agreement (the “Indian Regulatory Approvals”). Silverline and SeraNova shall cooperate with each other and use their reasonable best efforts to obtain the Indian Regulatory Approvals as soon as possible.

          7.2    Additional Conditions to Obligations of Silverline.    The obligations of Silverline to effect the Merger are subject to the satisfaction of, or waiver by Silverline, on or prior to the Closing Date of the following additional conditions:

          (a)  Representations and Warranties.    (Each of the representations and warranties of SeraNova set forth in this Agreement shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, does not have, and is not reasonably likely to have, a Material Adverse Effect on SeraNova.

          (b)  Performance of Obligations of SeraNova.    SeraNova shall have performed or complied in all material respects with all material agreements and covenants required to be performed by it or complied with under this Agreement at or prior to the Closing Date. Silverline shall have received a certificate of the chief executive officer and the chief financial officer of SeraNova to such effect.

          (c)  Tax Opinion.    Silverline shall have received from Deloitte & Touche LLP, on the date on which the Form F-4 is declared effective by the SEC and on the Closing Date, a written opinion dated as of such date stating that: (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) Silverline and SeraNova will each be a “party” to that reorganization within the meaning of Section 368(b) of the Code and (iii) the issuance of the Silverline Relevant Stock to the holders of the SeraNova Common Stock in the Merger will not result in Silverline’s recognizing an amount of income or gain or being subject to an amount of tax, in each case that individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Silverline. In rendering such opinions, counsel to Silverline shall be entitled to rely upon representations of officers of Silverline and SeraNova. The opinions shall be in the form reasonably acceptable to Silverline.

          (d)  No Material Adverse Change.    Since the date of this Agreement, there shall not have been any Material Adverse Change in SeraNova. For the purposes of this Agreement, “Material Adverse Change” shall mean with respect to SeraNova or Silverline, as the case may be, any event or condition occurring since June 30, 2000, other than changes in interest rates or changes in stock prices or currency rates, which has had a material adverse change on (i) the business operations, results of operations or financial condition of such party and its material subsidiaries, or (ii) the ability of such party to consummate the transactions contemplated hereby.

          (e)  Employment Retention Agreements.    Each of Rajan Nair and Ragu Rajagopal shall have entered into an employment retention agreement, in form and substance reasonably satisfactory to Silverline.

          (f)  Opinion.    Silverline shall have received an opinion from Carter, Ledyard & Milburn in the form reasonably acceptable to Silverline.

          (g)  The representation and warranties set forth in the tax representation agreement between Silverline, STI and Rajkumar Koneru, Ravi Singh, Rajan Nair and Nagarajan Valluripalli (the “Tax Representation Agreement”) shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such time.

          (h)  The Option Adjustment has been completed.

          7.3    Additional Conditions to Obligations of SeraNova.    The obligations of SeraNova to effect the Merger are subject to the satisfaction of, or waiver by SeraNova, on or prior to the Closing Date of the following additional conditions:

          (a)  Representations and Warranties.    Each of the representations and warranties of Silverline set forth in this Agreement shall be true and correct on the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), and except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, does not have, and is not reasonably likely to have, a Material Adverse Effect on Silverline. SeraNova shall have received a certificate of the chief executive officer and the chief financial officer of Silverline to such effect.

          (b)  Performance of Obligation of Silverline.    Silverline shall have performed or compiled in all material respects with all material agreements and covenants required to be performed by it or complied with under this Agreement at or prior to the Closing Date. SeraNova shall have received a certificate of the chief executive officer and the chief financial officer of Silverline to such effect.

          (c)  Tax Opinion.    SeraNova shall have received from Carter, Ledyard & Milburn, counsel to SeraNova, on the date on which the Form F-4 is declared effective by the SEC and on the Closing Date, a written opinion dated as of such date stating that: (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) SeraNova and Silverline will each be a “party” to that reorganization within the meaning of Section 368(b) of the Code and (iii) the Silverline Relevant Stock received in the Merger by holders of SeraNova Common Stock is properly permitted to be received under Section 354 of the Code without the recognition of gain. In rendering such opinions, counsel to SeraNova shall be entitled to rely upon representations of officers of Silverline and SeraNova. The opinions shall be in the form reasonably acceptable to Silverline.

          (d)  No Material Adverse Change.    Since the date of this Agreement, there shall not have been any Material Adverse Change in Silverline.

ARTICLE VIII

TERMINATION AND AMENDMENT

          8.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the board of directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of SeraNova or Silverline:

          (a)  by mutual written consent of Silverline and SeraNova, by action of their respective boards of directors;

          (b)  by either SeraNova or Silverline if the Effective Time shall not have occurred on or before July 31, 2001 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including Section 6.3) has caused, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

          (c)  by either SeraNova or Silverline if any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or to take any other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree or ruling or to take any other action (which order, decree, ruling or other action the parties shall have used their reasonable best efforts to obtain, in accordance with Section 6.3), in each case (i) and (ii) which is necessary to fulfill the condition set forth in Sections 7.1(c) and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to comply with Section 6.3 has caused or resulted in such action or inaction;

          (d)  by either SeraNova or Silverline if (i) the approval by the stockholders of SeraNova required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Required SeraNova Vote at a duly held SeraNova Stockholders Meeting, or at any adjournment or postponement thereof or (ii) the approval by the shareholders of Silverline required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the Required Silverline Vote at a duly held Silverline Shareholders Meeting or at any adjournment or postponement thereof;

          (e)  by SeraNova in accordance with Section 6.4(b); provided, that, in order for the termination of this Agreement pursuant to this paragraph (e) to be deemed effective, SeraNova shall have complied with the notice provisions of Section 6.4 and shall have paid the Termination Fee in accordance with Section 6.7(b);

          (f)  by SeraNova, if Silverline shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.3(a) or (b) and (B) has not been or is incapable of being cured by Silverline within forty-five (45) calendar days after its receipt of written notice thereof from SeraNova;

           (g)  by Silverline, if SeraNova shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2(a) or (b) and (B) has not been or is incapable of being cured by SeraNova within forty-five (45) calendar days after its receipt of written notice thereof from Silverline;

          (h)  by Silverline, in the event that SeraNova takes any action set forth in Section 6.4(b)(x); or

          (i)  by Silverline, in the event it gives a Schedule Termination Notice under Section 6.13; provided , however, that if SeraNova shall within three Business Days after receipt of a Schedule Termination Notice give Silverline written notice that it disputes Silverline’s Material Adverse Change determination, then such termination shall not be effective unless and until such dispute is resolved in Silverline’ favor by agreement of the parties or by appropriate proceedings.

          Notwithstanding anything else contained in this Agreement, the right to terminate this Agreement under this Section 8.1 shall not be available to any party (a) that is in material breach of its obligations hereunder or (b) whose failure to fulfill its obligations or to comply with its covenants under this Agreement has been the cause of, or resulted in, the failure to satisfy any condition to the obligations of either party hereunder.

          8.2    Effect of Termination.    In the event of termination of this Agreement by either SeraNova or Silverline as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Silverline or SeraNova or their respective directors or officers except with respect to Article IX, the second sentence of Section 6.2, Section 6.8, this Section 8.2 and Article X. Termination of this Agreement will not relieve a breaching party from liability for any willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

          8.3    Deleted.

          8.4    Extension; Waiver; Consent.    At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with or give a consent under any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension, waiver or consent shall be valid only if set forth in a written instrument signed on behalf of such party in its sole discretion. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE IX

BROKERS’ AND FINDERS’ FEES

          9.1    SeraNova.    SeraNova represents and warrants to Acquisition and Silverline that no broker, investment banker or financial advisor other than Punk, Ziegel & Company, is entitled to receive a brokerage fee, financing commission or other commission from SeraNova in respect of the execution of this Agreement or the consummation of the transactions contemplated hereby. SeraNova agrees that if the transactions contemplated by this Agreement are not consummated (other than as a result of a breach or default by Silverline or Acquisition), it shall indemnify and hold STI and Silverline harmless against any and all claims, losses, liabilities, costs or expenses which may be asserted against them as a result of SeraNova’s or any of its Affiliates’ dealings, arrangements or agreements with any such Person.

          9.2    Acquisition and Silverline.    Acquisition and Silverline represent and warrant to SeraNova that no broker, investment banker or financial advisor other than Salomon Smith Barney, Inc. is entitled to receive any brokerage fee, financing commission or other commission from Silverline in respect of the execution of this Agreement, or the consummation of the transactions contemplated hereby. Acquisition and Silverline agree that if the transactions contemplated hereby are not consummated (other than as a result of a breach or default by SeraNova), they shall jointly and severally indemnify and hold SeraNova harmless against any and all claims, losses, liabilities, costs or expenses which may be asserted against them, as a result of Acquisition’s or Silverline’s dealings, arrangements or agreements with any such Person.

ARTICLE X

GENERAL PROVISIONS

          10.1    Non-Survival of Representations, Warranties and Agreements.     None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article X.

          10.2    Press Releases.    Except as required by law or Silverline’s listing agreement with NYSE or any Indian stock exchange, Silverline, Acquisition and SeraNova and their respective affiliates shall not issue any press release or otherwise make public any information with respect to this Agreement, nor the transactions contemplated hereby, prior to the Closing, without the prior consent of the other parties to this Agreement.

          10.3    Contents of Agreement; Parties in Interest; etc.    This Agreement and the agreements, schedules and exhibits referred to or contemplated herein, certain inducement agreements entered into by the parties hereto and certain shareholders of SeraNova and Silverline and certain holders of options for SeraNova Common Stock, the Confidentiality Agreement and the Tax Representation Agreement set forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby, and there are no representations or warranties, express or implied, made by any party to this Agreement with respect to the subject matter of this Agreement, and any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement and the agreements referred to or contemplated herein. All statements contained in schedules, exhibits, certificates and other instruments attached hereto shall be deemed representations and warranties (or exceptions thereto) by SeraNova, Acquisition or Silverline, as the case may be.

          10.4    Assignment and Binding Effect.    This Agreement may not be assigned by either party hereto without the prior written consent of the other parties; provided, that, Silverline and/or Acquisition may assign its rights and obligations under this Agreement to any direct or indirect wholly-owned Subsidiary of Silverline, upon written notice to SeraNova if the assignee shall assume the obligations of the Assignor hereunder and Silverline shall remain liable for its obligations hereunder. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

          10.5    Enforcement.    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

          10.6    Definitions.    As used in this Agreement the terms set forth below shall have the following meanings:

          (a)  “Affiliate” of a Person shall mean any other Person who (i) directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such Person, or (ii) owns more than 5% of the voting stock, or voting interest in, such Person. “Control” means the possession of the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

          (b)  “Business Day” means any day other than a Saturday, Sunday or other day on which banking institutions in the City of New York or India are authorized or obligated by law or executive order to close.

          (c)  “Code” shall mean the Internal Revenue Code of 1986, as amended.

          (d)  “Companies Act” shall mean the Indian Companies Act of 1956, as amended.

          (e)  “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

          (f)  “GAAP” shall mean generally accepted accounting principles.

          (g)  “Hazardous Substances” shall mean any and all hazardous and toxic substances, wastes or materials, any pollutants, contaminants, or dangerous materials (including, but not limited to, polychlorinated biphenyls, PCBs, friable asbestos, volatile and semi-volatile organic compounds, oil, petroleum products and fractions, and any materials which include hazardous constituents or become hazardous, toxic, or dangerous when their composition or state is changed), or any other similar substances or materials which are included under or regulated by any Environmental Law.

          (h)  “Indebtedness” shall mean as at any date of determination, the sum of the following items of SeraNova, without duplication: (i) obligations of SeraNova created, issued or incurred for borrowed money, including all fees and obligations thereunder (including, without limitation, any prepayment or termination fees arising or which will arise out of the prepayment of such Indebtedness prior to its maturity and termination), (ii) obligations of SeraNova to pay the deferred purchase price, or acquisition price of property or services, other than trade or accounts payable arising, and accrued expenses incurred, in the ordinary course of business consistent with past practice, (iii) the face amount of all letters of credit issued for the account of SeraNova and all drafts thereunder, (iv) capital lease obligations of SeraNova, and (v) any obligation guaranteeing any Indebtedness or other obligations of any other Person (including any obligations under any keep well or support agreements).

          (i)  “Liens” shall mean any mortgage, pledge, lien, security interest, conditional or installment sale agreement, encumbrance, charge or other claims of third parties of any kind.

          (l)  “Permitted Liens” shall mean (i) Liens for taxes, assessments, or similar charges, incurred in the ordinary course of business that are not yet due and payable or are being contested in good faith; (ii) pledges or deposits made in the ordinary course of business; (iii) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations incurred in the ordinary course of business that are not yet due and payable or are being contested in good faith; and (iv) similar Liens and encumbrances which are incurred in the ordinary course of business and which do not in the aggregate materially detract from the value of such assets or properties, or materially impair the use thereof, in the operation of such business.

          (m)  “Person” shall mean any individual, corporation, partnership, limited partnership, limited liability company, trust, association or entity or government agency or authority.

          (n)  “Tax” (and, with correlative meaning, “Taxes” and “Taxable ”) shall mean any federal, state, local, municipal or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax, or any other tax, custom, duty, tariff levy, import, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any governmental or regulatory authority, domestic and foreign.

          (o)  “Tax Return” shall mean any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

          (p)  “SeraNova Stock Option Plan” shall mean the 1999 SeraNova Stock Option Plan.

          (l)  “Significant Subsidiary” has the meaning ascribed thereto in Rule 1-02(w) of Regulation s-x of the SEC.

          10.7    Notices.    Any notice, request, demand, waiver, consent, approval, or other communication which is required or permitted to be given to any party hereunder shall be in writing and shall be deemed given only if delivered to the party personally telecopy (promptly followed by a hard-copy delivered in accordance with this Section 10.7) or by registered or certified mail (return receipt requested), with postage and registration or certification fees thereon prepaid, addressed to the party at its address set forth below:

If to Silverline, Acquisition or STI:

53 Knightsbridge Road
Piscataway, New Jersey 08756
Att.: Shankar Iyer

with a copy to:

Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
Att: Rajiv Khanna, Esq.

If to SeraNova:

SeraNova, Inc.
499 Thornall Street
Edison, New Jersey 08837
Att: Rajkumar Koneru

with a copy to:

Carter, Ledyard & Milburn
2 Wall Street
New York, NY 10005
Att: James E. Abbott, Esq.

or to such other address or Person as any party may have specified in a notice duly given to the other party as provided herein. Such notice, request, demand, waiver, consent, approval or other communication will be deemed to have been given as of the date so delivered, telegraphed or mailed.

          10.8    Amendment.    This Agreement may be amended, modified or supplemented at any time prior to the Effective Time by the respective boards of directors of the parties hereto notwithstanding the approval hereof by the stockholders of SeraNova, Silverline or Acquisition, STI, as applicable, except as provided in Section 251(d) of the DGCL, NJBCA and the Companies Act. Any amendment, modification or revision of this Agreement and any waiver of compliance or consent with respect hereto shall be effective only if in a written instrument executed by the parties hereto.

          10.9    Governing Law.    This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York as applied to contracts made and fully performed in such state, except insofar as (a) the DGCL and the NJBCA shall be mandatorily applicable to the Merger and the rights of the stockholders of SeraNova in connection therewith, and (b) the Companies Act and the laws, rules and regulations of India shall be mandatorily applicable to Silverline and the rights of Silverline’s shareholders and the transactions contemplated by this Agreement.

          10.10    No Benefit to Others.    Except as stated otherwise in this Agreement, the representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto, and their respective successors and assigns, and they shall not be construed as conferring, and are not intended to confer, any rights on any other Person.

          10.11    Severability.    If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of the Agreement shall remain in full force and effect. Upon such determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the parties to the fullest extent permitted by applicable law.

          10.12    Section Headings.    All section headings are for convenience only and shall in no way modify or restrict any of the terms or provisions hereof.

          10.13    Schedules and Exhibits.    All Schedules and Exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement.

          10.14    Extensions.    At any time prior to the Effective Time, any party may by corporate action, extend the time for compliance by or waive performance of any representation, warranty, condition or obligation of any other party.

          10.15    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and SeraNova, Acquisition, STI and Silverline may become a party hereto by executing a counterpart hereof. This Agreement and any counterpart so executed shall be deemed to be one and the same instrument.

          10.16    Consent to Jurisdiction.    Each party hereto irrevocably submits to the exclusive jurisdiction of courts sitting in New York, New York, for the purposes of any action, suit or other proceeding arising out of the Agreement or any transaction contemplated hereby. Each party hereto agrees to commence any such action, suit or proceeding relating thereto either in the United States District Court for the Southern District of New York or, if, for jurisdictional reasons, such suit, action or other proceeding may not be brought in such court, in the Supreme Court of the State of New York, New York County. Each party hereto further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any such action, suit or proceeding with respect to any matters to which it has submitted to jurisdiction as set forth above in this Section 10.16. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding described above in (x) the Supreme Court of the State of New York, New York County, or (y) the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

          10.17    Waiver of Jury Trial.    To the maximum extent permitted by applicable law, each party to the Agreement waives the right to trial by a jury in any suit or proceeding arising from the Agreement.

           IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have duly executed this Agreement as of the date first above written.

SILVERLINE TECHNOLOGIES LIMITED

/S / RAVI SUBRAMANIAN
By:
Name: Ravi Subramanian
Title: Chairman

SERA NOVA , INC .

/S / RAJKUMAR KONERU
By:
Name: Rajkumar Koneru
Title: Chairman and CEO

SILVERLINE ACQUISITION CORP .

/S / SHANKAR IYER
By:
Name: Shankar Iyer
Title: President

SILVERLINE TECHNOLOGIES , INC .

/S / RAVI SUBRAMANIAN
By:
Name: Ravi Subramanian
Title: Chairman

ANNEX B

October 27, 2000

CONFIDENTIAL

Board of Directors
SeraNova Inc.
499 Thornall Street
Edison, NJ 08837

Members of the Board:

          We understand that SeraNova Inc. (“SeraNova” or the “Company”), Silverline Technologies Limited (“Silverline”), and Silverline Acquisition Corp. (“Acquisition Sub”), a wholly-owned subsidiary of Silverline, propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated October 26, 2000 (the “Merger Agreement”) which provides, among other things, for the merger (the “Merger”) of Acquisition Sub with and into SeraNova. Pursuant to the Merger, SeraNova will become a wholly-owned subsidiary of Silverline and each outstanding share of common stock, par value $0.01 per share (the “SeraNova Shares”), of SeraNova, other than shares held in treasury or held by Silverline or any affiliate of Silverline, will be converted into the right to receive 0.35 shares (the “Exchange Ratio”) of American Depositary Shares (the “Silverline ADS”), of Silverline. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

          You have requested our opinion as to the fairness, from a financial point of view, to the holders of SeraNova Shares of the Exchange Ratio. In connection with this opinion, we have:

(i)	reviewed certain publicly available financial statements and other information of Silverline and SeraNova;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning Silverline and SeraNova prepared by the managements of Silverline and SeraNova, respectively;

(iii)
discussed the past and current operations and financial condition and the prospects of Silverline, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Silverline;

(iv)
discussed the past and current operations and financial condition and the prospects of SeraNova, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of SeraNova;

(v)	reviewed the pro forma impact of the Merger on the earnings per share of Silverline;

(vi)	reviewed the reported prices and trading activity for the Silverline ADS and SeraNova Shares;

(vii)
compared the financial performance of Silverline and SeraNova and the prices and trading activity of the Silverline ADS and SeraNova Shares with that of certain other publicly-traded companies and their securities;

(viii)	analyzed the contribution of revenues and earnings from Silverline and SeraNova to the combined company;

(ix)	reviewed and discussed with the senior managements of Silverline and SeraNova their strategic rationales for the Merger;

(x)	reviewed the draft Merger Agreement and certain related agreements; and

(xi)	performed such other financial studies, analyses, and investigations as we deemed appropriate.

           In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by the managements of Silverline and SeraNova) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied, without independent verification, upon the assurances of the Company’s and Silverline’s management that it is not aware of any facts that would make such information inaccurate or misleading. We have relied, without independent verification, upon the assessment by the managements of Silverline and SeraNova of their ability to retain key employees of Silverline and SeraNova. We have also relied upon, without independent verification, the assessment by the managements of Silverline and SeraNova of: (i) the strategic and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of Silverline and SeraNova; and (iii) the validity of, and risks associated with, Silverline’s and SeraNova’s existing and future technologies, services or business models. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of Silverline or SeraNova, nor were we furnished with any such evaluation or appraisal.

          With respect to the publicly available estimates of research analysts (and the assumptions and bases therefor) for each of Silverline and SeraNova that we have reviewed, we have assumed, without independent verification, that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments as to the future financial condition and performance of Silverline and SeraNova, respectively. The only financial forecasts and projections that we used in our analysis were the publicly available estimates of research analysts. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. In addition, we are not expressing any opinion as to the prices at which the Silverline ADS may trade following the date of this opinion.

          We have assumed that the Merger will be consummated upon the terms set forth in the draft Merger Agreement without material alteration thereof. In addition, we have assumed that the historical financial statements of each of the Company and Acquirer reviewed by us have been prepared and fairly presented in accordance with U.S. GAAP consistently applied. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel.

          This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to the Holders of SeraNova Shares of the Exchange Ratio. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the Merger, (ii) any tax or other consequences that might result from the Merger or (iii) what the value of the Silverline ADS will be when issued to the SeraNova stockholders pursuant to the Merger or the price at which the shares of the Silverline ADS that are issued pursuant to the Merger may be traded in the future. Our opinion does not address the relative merits of the Merger and the other business strategies that the Company’s Board of Directors has considered or may be considering, nor does it address the decision of the Company’s Board of Directors to proceed with the Merger.

          We have acted as financial advisor to SeraNova in connection with the Merger and will receive a fee contingent upon the delivery of this opinion and upon closing of the Merger. We have not acted in an advisory capacity either in the introduction of the parties to the Merger or in the negotiation of either the pricing or any other term of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the ordinary course of our business, we may actively trade the securities of Silverline and SeraNova for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we currently maintain a market in the SeraNova Shares.

           Our opinion expressed herein is provided for the information of the Board of Directors of SeraNova in connection with its evaluation of the Merger. Our opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote, or take any other action, with respect to the Merger. Except as may have otherwise been agreed by us in writing, this opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

          Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the Holders of SeraNova Shares from a financial point of view.

Very truly yours,

/S / PUNK, ZIEGEL & COMPANY, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item  20.     Indemnification of Directors and Officers.

          The Registrant’s Articles of Association provide that its directors and officers shall be indemnified against loss in defending any proceeding brought against officers and directors in their capacity as such, if the indemnified officer or director receives judgment in his favor or is acquitted in such proceeding. In addition, the Articles provide that the Registrant’s officers and directors shall be indemnified in connection with any application pursuant to Section 633 of the Indian Companies Act, 1956, in which relief is granted by the court.

          The Registrant has obtained directors and officers insurance providing indemnification for certain of the Registrant’s directors, officers, affiliates, partners or employees for certain liabilities.

Item 21.    Exhibits and Financial Statement Schedules.

          (a)  Exhibits.    The following Exhibits are filed herewith unless otherwise indicated:

Exhibit	Description
2	Agreement and Plan of Merger dated as of October 27, 2000 among the Registrant, Silverline
Acquisition Corp., Silverline Technologies, Inc. and SeraNova, Inc., included as Annex A to the proxy statement/prospectus constituting Part I of this Registration Statement. The copy so included does not include the disclosure schedule supplementing the representations and warranties of SeraNova and the
Registrant in Article III and Article IV, respectively, of the Agreement. The Registrant undertakes to furnish such disclosure schedule to the Commission upon its request.
3.1	Certificate of Incorporation of the Registrant, filed as Exhibit 3.3 to the Registrant’s Registration Statement No. 333-11984 and incorporated herein by reference
3.2	Memorandum of Association of the Registrant, filed as Exhibit 3.2 to the Registrant’s Registration Statement No. 333-11984 and incorporated herein by reference
3.3	Articles of Association of the Registrant, filed as Exhibit 3.1 to the Registrant’s Registration Statement No. 333-11984 and incorporated herein by reference
*4.1	Depository Agreement, among the Registrant and Morgan Guaranty Trust Company, and the beneficial owners from time to time of American Depositary Receipts issued thereunder.
4.2	Credit Agreement, dated as of September 10, 1997, among the Registrant, The Chase Manhattan Bank and The Bank of Baroda, filed as Exhibit 10.2 to the Registrant’s Registration Statement No.
333-11984 and incorporated herein by reference
*5.1	Opinion of Nishith Desai Associates, Indian counsel of the Registrant, regarding the validity of the equity shares of the Registrant being registered under this Registration Statement
*8.1	Opinion of Nishith Desai Associates regarding certain Indian tax consequences of the merger
*8.2	Opinion of Deloitte & Touche LLP regarding certain United States tax consequences of the merger
10.1	Intercompany Agreement dated as of January 9, 1997, between the Registrant and Silverline
Technologies, Inc., filed as Exhibit 10.1 to the Registrant’s Registration Statement No. 333-11984, and
incorporated herein by reference
*11.1	Statement re computation per share earnings
*21	List of subsidiaries of the Registrant, filed as Exhibit 21.1 to the Registrant’s Registration Statement No. 333-11984, and incorporated herein by reference.

* To be filed by amendment.
Exhibit	Description
23.1	Consent of Deloitte Haskins and Sells, India (a member firm of Deloitte Touche Tohmatsu)
23.2	Consent of Arthur Andersen LLP
23.3	Consent of Arthur Andersen LLP
*23.4	Consent of Nishith Desai Associates (included in Exhibit 5.1)
23.5	Consent of Punk Ziegel & Company L.P.
23.6	Consent of P. H. Tang & Co.
24	Powers of Attorney (included on the signature page hereto)
99.1	Form of proxy card
99.2	Inducement Agreement dated as of October 27, 2000 by and among Silverline Acquisition Corp., the Registrant and certain shareholders and option holders of SeraNova
99.3	Inducement Agreement dated as of October 27, 2000 by and among SeraNova, Inc. and certain shareholders of the Registrant

* To be filed by amendment.

Item  22.    Undertakings.

(1)	The undersigned Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment this Registration Statement:

(i)
to include any prospectus required by section 10(a)(3) of the Securities Act, unless the information required to be included in such post-effective amendment is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and incorporated herein by reference;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement, unless the information required to be included in such post-effective amendment is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act and incorporated herein by reference. (Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume represents no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.);

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(b)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)
to file a post-effective amendment to this registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(2)
The undersigned Registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(3)
The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5)
The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Piscataway, New Jersey, on December 22, 2000.

SILVERLINE TECHNOLOGIES LIMITED

By: /S / RAVI SUBRAMANIAN
Ravi Subramanian
Chairman

POWER OF ATTORNEY

                  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ravi Subramanian, as attorney-in-fact and agent, with full power of substitution and resubstitution, to sign on his or her behalf, individually and in any and all capacities, including the capacities stated below, any and all amendments (including post-effective amendments) to this Registration Statement and any registration statements filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933 relating thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

                  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S / RAVI SUBRAMANIAN Ravi Subramanian	Chairman of the Board of Directors and Authorized Representative in the United States	December 22, 2000

/S / KRISHNA K. SUBRAMANIAN Krishna K. Subramanian	Vice Chairman of the Board of Directors and Executive for International Initiatives	December 22, 2000

/S / SHANKAR IYER Shankar Iyer	President and Chief Executive Officer (Principal Executive Officer) and Director	December 22, 2000

/S / VENKATACHALAM K. MURTHY Venkatachalam K. Murthy	Senior Vice President and Chief Financial Officer (Principal Accounting Officer)	December 22, 2000

/S / ARJAN R. DASWANI Arjan R. Daswani	Director	December 22, 2000

Signature	Title	Date

/S / S.V. MONY S.V. Mony	Director	December 22, 2000

/S / P. MURARI P. Murari	Director	December 22, 2000

/S / VAIDYANATHAN PANCHAPAKESAN Vaidyanathan Panchapakesan	Director	December 22, 2000

/S / K. MOHAN SUBRAMANIAN K. Mohan Subramanian	Wholetime Director	December 22, 2000

/s/ GEORGE R. ZOFFINGER George R. Zoffinger	Director	December 22, 2000

EXHIBIT INDEX

Exhibit	Description
2	Agreement and Plan of Merger dated as of December 20, 2000 among the Registrant, Silverline
Acquisition Corp., Silverline Technologies, Inc. and SeraNova, Inc., included as Annex A to the proxy statement/prospectus constituting Part I of this Registration Statement. The copy so included does not include the disclosure schedule supplementing the representations and warranties of SeraNova and the
Registrant in Article III and Article IV, respectively, of the Agreement. The Registrant undertakes to furnish such disclosure schedule to the Commission upon its request.
3.1	Certificate of Incorporation of the Registrant, filed as Exhibit 3.3 to the Registrant’s Registration Statement on form F-1, Registration No. 333-11984, and incorporated herein by reference.
3.2	Memorandum of Association of the Registrant, filed as Exhibit 3.2 to the Registrant’s Registration Statement on form F-1, Registration No. 333-11984, and incorporated herein by reference.
3.3	Articles of Association of the Registrant, filed as Exhibit 3.1 to the Registrant’s Registration Statement on form F-1, Registration No. 333-11984, and incorporated herein by reference.
*4.1	Depositary Agreement among the Registrant and Morgan Guaranty Trust Company, and the beneficial owners from time to time of American Depositary Receipts issued thereunder.
4.2	Credit Agreement, dated as of September 10, 1997, among the Registrant, The Chase Manhattan Bank and The Bank of Baroda, filed as Exhibit 10.2 to the Registrant’s Registration Statement on form F-1,
Registration No. 333-11984, and incorporated herein by reference.
*5.1	Opinion of Nishith Desai Associates, Indian counsel of the Registrant, regarding the validity of the equity shares of the Registrant being registered under this Registration Statement
*8.1	Opinion of Nishith Desai Associates regarding certain Indian tax consequences of the merger
*8.2	Opinion of Deloitte & Touche LLP regarding certain United States tax consequences of the merger
10.1	Intercompany Agreement dated as of January 9, 1997, between the Registrant and Silverline
Technologies, Inc., filed as Exhibit 10.1 to the Registrant’s Registration Statement on form F-1,
Registration No. 333-11984, and incorporated herein by reference.
*11	Statement re computation of per share earnings
*21	List of subsidiaries of the Registrant.
23.1	Consent of Deloitte Haskins and Sells, India (a member firm of Deloitte Touche Tohmatsu)
23.2	Consent of Arthur Andersen LLP
23.3	Consent of Arthur Andersen LLP
*23.4	Consent of Nishith Desai Associates (included in Exhibit 5.1)
23.5	Consent of Punk Ziegel & Company L.P.
23.6	Consent of P. H. Tang & Co.
24	Powers of Attorney (included on the signature page hereto)
99.1	Form of proxy card
99.2	Inducement Agreement dated as of October 27, 2000 by and among Silverline Acquisition Corp., the Registrant and certain shareholders and option holders of SeraNova
99.3	Inducement Agreement dated as of October 27, 2000 by and among SeraNova, Inc. and certain shareholders of the Registrant.

* To be filed by amendment.